FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of August 2004

HSBC Holdings plc

42nd Floor, 8 Canada
Square, London E14 5HQ, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....

HSBC Holdings plc

2004

Interim Report

The world's local bank





Table of Contents

Cautionary Statement Regarding Forward-Looking Statements

This *Interim Report* contains certain forward-looking statements with respect to the financial condition, results of operations and business of HSBC. These forward-looking statements represent HSBC's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. For example, certain of the market risk disclosures, some of which are only estimates and, therefore, could be materially different from actual results, are dependent on key model characteristics and assumptions and are subject to various limitations. Certain statements, such as those that include the words 'potential', 'value at risk', 'estimated', 'expects', 'anticipates', 'objective', 'intends', 'plans', 'believes', 'estimates', and similar expressions or variations on such expressions may be considered 'forward-looking statements'.

Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission on Form 20-F, Form 6-K, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials and in oral statements made by HSBC's Directors, officers or employees to third parties, including financial analysts.

Forward-looking statements involve inherent risks and uncertainties. Readers should be cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. Forward-looking statements speak only as of the date they are made, and it should not be assumed that they have been reviewed or updated in the light of new information or future events. Trends and factors that are expected to affect HSBC's results of operations are described in the 'Financial Review'. A more detailed cautionary statement is given on pages 5 and 6 of the *Annual Report and Accounts 2003*.

Certain Defined Terms

Unless the context requires otherwise, 'HSBC Holdings' means HSBC Holdings plc and 'HSBC' means HSBC Holdings together with its subsidiary undertakings. Within this document, the Hong Kong Special Administrative Region of the People's Republic of China is referred to as 'Hong Kong'.

H S B C   H O L D I N G S   P L C

Financial Highlights

HSBC's Financial Statements and Notes thereon, as set out on pages 114 to 138, are prepared in accordance with UK Generally Accepted Accounting Principles ('UK GAAP'). HSBC uses the US dollar as its reporting currency because the US dollar and currencies linked to it form the major currency bloc in which HSBC transacts its business. As HSBC is listed on the New York Stock Exchange, it also reconciles certain financial information to US Generally Accepted Accounting Principles ('US GAAP'), which differ in certain respects from UK GAAP as explained on page 133 and in Note 50 of the 'Notes on the Financial Statements' in the *Annual Report and Accounts 2003*. Unless otherwise stated, the numbers presented in this document have been prepared in accordance with UK GAAP.

HSBC judges its own performance by comparing returns before goodwill amortisation on cash invested as HSBC believes this gives an important measure of its underlying performance and facilitates comparison with its peer group. Profit before goodwill amortisation is derived by adjusting reported earnings to eliminate the impact of the amortisation of goodwill arising on acquisitions. The derivation of non-GAAP measures from the equivalent reported measures is explained in the 'Footnotes to Financial Highlights' on page 3.

	Half-year to		
	30 June 2004 US$m	30 June 2003 US$m	31 December 2003 US$m
For the period (before goodwill amortisation)			
Operating profit before provisions[1]	12,685	9,017	10,973
Profit on ordinary activities before tax[2]	10,251	6,879	7,522
Profit attributable to shareholders[2]	7,229	4,873	5,486
For the period (as reported)			
Operating profit before provisions	11,802	8,385	10,155
Profit on ordinary activities before tax	9,368	6,112	6,704
Profit attributable to shareholders	6,346	4,106	4,668
Dividends	(2,853)	(2,589)	(3,943)
At period-end			
Shareholders' funds[3]	79,259	69,467	74,473
Capital resources	81,075	66,881	74,042
Customer accounts and deposits by banks	732,338	623,318	643,556
Total assets[3]	1,153,932	981,866	1,034,216
Risk-weighted assets	655,695	569,613	618,662
	US$	US$	US$
Per ordinary share			
Basic earnings	0.58	0.41	0.43
Earnings before goodwill amortisation[4]	0.67	0.48	0.51
Diluted earnings	0.58	0.40	0.43
Dividends	0.26	0.24	0.36
Net asset value at period end[3]	7.19	6.41	6.79
	At 30 June 2004	At 30 June 2003	At 31 December 2003
Share information			
US$0.50 ordinary shares in issue (million)	11,026	10,841	10,960
Market capitalisation	US$165bn	US$128bn	US$172bn
Closing market price per ordinary share:			
– London	£8.20	£7.16	£8.78
– Hong Kong	HK$117.50	HK$92.00	HK$122.50
Closing market price per American Depositary Share ('ADS')[5]	US$74.91	US$59.04	US$78.82

	HSBC	Benchmark
Total shareholder return to 30 June 2004[6]		
– over 1 year	121	112
– since 1 January 2004[7]	96	101

For the above footnotes, see 'Footnotes to Financial Highlights' on page 3.

1

HSBC HOLDINGS PLC

Financial Highlights (continued)

Capital and performance ratios (annualised)

	Half-year to		
	30 June 2004 **%**	30 June 2003 %	31 December 2003 %
Capital ratios			
Tier 1 capital	**9.3**	8.5	8.9
Total capital	**12.4**	11.7	12.0
Performance ratios (excluding goodwill amortisation)			
Return on average invested capital[8]	**16.5**	14.2	13.3
Return on average net tangible equity[3,9,10]	**28.1**	25.0	24.4
Post-tax return on average tangible assets[3,10]	**1.46**	1.23	1.19
Post-tax return on average risk-weighted assets[10]	**2.49**	2.17	1.99
Performance ratios (as reported)			
Return on average shareholders' funds[3]	**16.0**	13.5	12.6
Post-tax return on average total assets[3]	**1.26**	1.03	1.00
Post-tax return on average risk-weighted assets	**2.21**	1.86	1.71
Credit coverage ratios			
Provisions for bad and doubtful debts as a percentage of operating profits before goodwill amortisation and provisions	**22.1**	26.3	33.9
Provisions for bad and doubtful debts as a percentage of average gross customer advances:			
– in aggregate	**0.96**	1.08	1.39
– Consumer Finance[11]	**4.23**	5.35	5.14
– other HSBC	**0.09**	0.44	0.33
Total provisions outstanding as a percentage of non-performing loans at period end:			
– in aggregate	**94.3**	93.2	91.0
– Consumer Finance[11]	**116.7**	115.1	110.5
– other HSBC	**83.8**	84.3	82.1
Efficiency and revenue mix ratios			
Cost:income ratio (excluding goodwill amortisation)[12]	**49.3**	51.3	51.4
As a percentage of total operating income:			
– net interest income	**60.4**	60.6	63.7
– other operating income	**39.6**	39.4	36.3
– net fees and commissions	**25.4**	25.3	25.3
– dealing profits	**5.5**	6.8	4.1

For the above footnotes, see 'Footnotes to Financial Highlights' on page 3.

Constant currency

Constant currency comparatives for the half-years to 30 June 2003 and 31 December 2003, used in the 2004 commentaries, are computed by retranslating into US dollars:

• the profit and loss accounts for the half-years to 30 June 2003 and 31 December 2003 of non-US dollar branches, subsidiary undertakings, joint ventures and associates at the average rates of exchange for the half-year to 30 June 2004; and

• the balance sheets at 30 June 2003 and 31 December 2003 for non-US dollar branches, subsidiary undertakings, joint ventures and associates at the rates of exchange ruling at 30 June 2004.

No adjustment is made to the exchange rates used to translate foreign currency denominated assets and liabilities into the functional currency of any HSBC branches, subsidiary undertakings, joint ventures and associates.

	Growth in revenue and costs: half-year to 30 June 2004 compared with the half-year to			
	30 June 2003		31 December 2003	
	As reported %	Constant currency %	As reported %	Constant currency %
Operating income and cost growth				
Net interest income	**35**	**29**	**5**	**3**
Fees and commissions (net)	**36**	**27**	**11**	**8**
Dealing profits	**10**	**3**	**50**	**45**
Total operating income	**35**	**29**	**11**	**8**
Administrative expenses (excluding goodwill amortisation)	**30**	**22**	**6**	**3**

Amounts in accordance with US GAAP

	Half-year to		
	30 June 2004 US$m	30 June 2003 US$m	31 December 2003 US$m
For the period			
Net income available for ordinary shareholders	**7,338**	3,370	3,861
Other comprehensive income	**(4,156)**	3,784	3,617
Dividend	**(4,053)**	(3,069)	(3,905)
At period-end			
Total assets	**1,135,976**	969,107	1,012,023
Shareholders' equity	**80,808**	75,101	80,251
	US$	US$	US$
Per ordinary share			
Basic earnings	**0.68**	0.33	0.36
Diluted earnings	**0.67**	0.33	0.35
Dividend	**0.37**	0.325	0.36
Net asset value at period end	**7.33**	6.93	7.32

Footnotes to 'Financial Highlights'

1   *Operating profit before provisions and excluding goodwill amortisation can be reconciled to the equivalent reported measure by deducting goodwill amortisation of US$883 million (first half of 2003: US$632 million; second half of 2003: US$818 million).*

2   *The profit on ordinary activities before tax and the profit attributable to shareholders excluding, in each case, goodwill amortisation, can be reconciled to the equivalent reported measures by deducting goodwill amortisation, including that attributable to joint ventures and associates, of US$883 million (first half of 2003: US$767 million; second half of 2003: US$818 million).*

3   *The figures for shareholders' funds, total assets and average total assets for June 2003 have been restated to reflect the adoption of Urgent Issues Task Force ('UITF') Abstracts 37 'Purchases and sales of own shares' and 38 'Accounting for ESOP trusts', details of which are set out in Note 1 of the 'Notes on the Financial Statements' on page 118.*

4   *Earnings excluding goodwill amortisation per ordinary share are calculated by dividing profit excluding goodwill amortisation attributable to shareholders (as explained in note 2 above) by the weighted average number of ordinary shares in issue and held outside the Group during the period, which is the same number used in the calculation of basic earnings per share on a reported basis.*

5   *Each ADS represents five ordinary shares.*

6   *Total shareholder return ('TSR') is defined on page 217 of the* Annual Report and Accounts 2003.

7   *HSBC's governing objective is to beat the TSR of its defined peer group benchmark.*

8   *The definition of return on average invested capital and a reconciliation to the equivalent GAAP measures are set out on page 25.*

9   *The return on average net tangible equity is defined as attributable profit excluding goodwill amortisation of US$7,229 million (first half of 2003: US$4,873 million; second half of 2003: US$5,486 million) divided by average shareholders' funds after deduction of average purchased goodwill of US$51.7 billion (30 June 2003: US$39.3 billion; 31 December 2003: US$44.6 billion).*

10   *Average net tangible equity and average tangible assets are calculated by deducting average purchased goodwill net of cumulative amortisation of US$28.3 billion (first half of 2003: US$22.1 billion; second half of 2003: US$29.1 billion). The calculation of average risk-weighted assets is the same for both the reported basis and that excluding goodwill amortisation.*

11   *Comprises Household International, Inc.'s ('Household International') consumer finance business and the US residential mortgages acquired by HSBC Bank USA, N.A. ('HSBC Bank USA') from Household International and its correspondents since December 2003.*

12   *The cost:income ratio, excluding goodwill amortisation, is defined as operating expenses excluding goodwill amortisation (see footnote 1) of US$12,343 million (first half of 2003: US$9,490 million; second half of 2003: US$11,592 million) divided by operating income.*

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HSBC HOLDINGS PLC

Distribution of Results

By geographical region

	Half-year to					
	30 June 2004		30 June 2003		31 December 2003	
	US$m	%	US$m	%	US$m	%
Profit before tax excluding goodwill amortisation						
Europe	3,067	29.8	2,380	34.7	2,482	33.1
Hong Kong	2,580	25.2	1,843	26.8	1,887	25.1
Rest of Asia-Pacific	973	9.5	753	10.9	673	8.9
North America	3,471	33.9	1,833	26.6	2,424	32.2
South America	160	1.6	70	1.0	56	0.7
Profit before tax excluding goodwill amortisation	10,251	100.0	6,879	100.0	7,522	100.0
Goodwill amortisation	(883)		(767)		(818)	
Profit on ordinary activities before tax	9,368		6,112		6,704	
Tax on profit on ordinary activities	(2,368)		(1,554)		(1,566)	
Profit on ordinary activities after tax	7,000		4,558		5,138	
Minority interests	(654)		(452)		(470)	
Profit attributable to shareholders	6,346		4,106		4,668	
Profit attributable to shareholders (excluding goodwill amortisation)	7,229		4,873		5,486	

By customer group

	Half-year to					
	30 June 2004		30 June 2003		31 December 2003	
	US$m	%	US$m	%	US$m	%
Profit/(loss) before tax excluding goodwill amortisation						
Personal Financial Services	2,615	25.5	2,082	30.3	1,926	25.6
Consumer Finance[1]	2,117	20.7	649	9.4	1,576	21.0
Total Personal Financial Services	4,732	46.2	2,731	39.7	3,502	46.6
Commercial Banking	2,191	21.4	1,647	23.9	1,511	20.1
Corporate, Investment Banking and Markets	2,764	27.0	2,237	32.5	2,206	29.3
Private Banking	345	3.4	268	3.9	295	3.9
Other	219	2.0	(4)	–	8	0.1
Profit before tax excluding goodwill amortisation	10,251	100.0	6,879	100.0	7,522	100.0
Goodwill amortisation	(883)		(767)		(818)	
Profit on ordinary activities before tax	9,368		6,112		6,704	

1 *Comprises Household International's consumer finance business and the US residential mortgages acquired by HSBC Bank USA from Household International and its correspondents since December 2003.*

4

HSBC HOLDINGS PLC

Group Chairman's Comment

We delivered a solid performance in the first half of 2004. Indeed, the absolute level of profits was the highest we have achieved in a six-month period. Our results reflect sound underlying revenue growth, a disciplined management of costs while investing for the future, and improved productivity. They are also a measure of the progress we are making in harnessing the strengths of our business across all geographical regions and all our customer groups.

We grew profit attributable to shareholders by 55 per cent to US$6.3 billion. Excluding the amortisation of goodwill, profit attributable, which is the basis used to benchmark dividend proposals, was US$7.2 billion, an increase of 48 per cent. This represents US$0.67 per share, an increase of 40 per cent over the first half of 2003. In line with the programme of dividends announced with our 2003 results, the Directors have approved a second interim dividend of US$0.13 per share which will be payable on 6 October 2004. This brings the total dividend declared to date to US$0.26 per share, an increase of 8 per cent against the dividend declared at the same stage last year.

The background to our results was one of improving economic conditions in many of our most important markets compared with the first half of 2003, particularly in the US and Hong Kong.

There was, thankfully, no repetition of the outbreak of SARS which had so severely affected a number of countries in Asia in the first half of 2003. Hong Kong's economy achieved a significantly higher rate of growth, buoyed by rising business and consumer confidence and by measures taken by the Chinese authorities to allow increased tourism from mainland China. Both the property market and employment levels improved. These factors in turn contributed to renewed activity in the stock market which encouraged greater investment flows, particularly from private investors.

The US economy is expected to have achieved real GDP growth of around 5 per cent in the first six months of 2004. Employment levels began to rise after three years of decline. Over one million new jobs were created in the period as the full effects of earlier monetary and fiscal stimuli began to feed through. Rising property prices and tax cuts helped consumer spending to continue growing at a healthy rate.

The UK economy was resilient, with employment levels remaining strong. Interest rate rises during the first half appear not to have dampened consumer confidence.

Against this background, we continued to invest in the future of HSBC and implementation of our new five-year strategic plan is well under way. In the first six months of 2004, we have taken a number of significant initiatives in line with the plan.

We have started to reorganise our business in the UK to improve productivity and customer contact. Some of the measures we are taking in the UK are painful but they are essential, and there are already signs that they are yielding results in terms of business growth. Meanwhile, our creation of 1,000 new customer-facing roles will strengthen the service levels that we want HSBC to be known for.

Elsewhere, we have expanded our network of branches in Asia and, on 24 June, we confirmed that The Hongkong and Shanghai Banking Corporation Limited is in discussions to acquire 19.9 per cent of Bank of Communications in China. Those discussions have gone well and we have now reached agreement in principle on the terms of our investment. We expect to make a further announcement shortly. We have deployed a growing amount of work internationally through the further development of our Group Service Centres. We have upgraded and expanded through selective recruitment our markets and investment banking capabilities. Above all, we are reconfiguring our business in response to the transforming effects which technology has on our relationship with our customers.

We made good progress in all customer groups during this half-year. It is particularly pleasing to note that we have achieved strong organic growth in many of our established markets which have not benefited from our acquisition activity over the past few years. For example, we increased pre-tax profits in the Middle East by 27 per cent to US$159 million and in India by 36 per cent to US$98 million. In Hong Kong, fees and commissions rose by 40 per cent to reach US$904 million. This represents compound annual growth of 16 per cent since the first half of 1999.

Personal Financial Services ('PFS')

Our priority in PFS is to meet the financial needs of our customers in an efficient and informed way so that we build and retain strong, valued relationships with them.

5

HSBC HOLDINGS PLC

Group Chairman's Comment (continued)

During the first half of the year, we continued to grow our customer base profitably, with increasing numbers of customers choosing to access us online. The progressive expansion of our customer relationship management systems, the deployment of technologies and techniques from Household and the roll-out of segmentation models all contributed to increased sales. In May, we gained our one-millionth HSBC *Premier* customer, with cross-sales to this, our most valuable customer segment, remaining very strong.

The improved economic environment, combined with collaborative initiatives between PFS and Household, has allowed us to expand profitably our personal credit business. At the same time, improved stock market sentiment and rising equity prices reinvigorated retail interest in investment products.

- In the UK, we achieved record mortgage sales through our 'One great rate' campaign, which allowed customers to choose between a fixed or variable rate mortgage offered at the same price. This led to an 18 per cent growth in mortgage balances. Last month, *Moneyfacts* named HSBC the best value mortgage lender in the UK. Also in the UK, we achieved strong growth in current accounts and, through more effective marketing, in savings, personal lending and credit card balances. Our fee income benefited from increased sales of repayment protection products.

- First Direct in the UK acquired more current account customers than any other direct bank in the first half of the year and it remains the country's top bank for service and customer recommendation.

- In Hong Kong, sales of unit trusts and capital-protected investment products reached record levels. Retail brokerage flows were also strong in Hong Kong and in Canada. In insurance, HSBC led the market in new regular premium life sales in the first quarter of 2004, with a market share of 24.9 per cent. Insurance income in total grew by 50 per cent, or US$71 million, over the same period in 2003. We also benefited from an improved personal credit environment leading to lower provisioning requirements.

- In Hong Kong, a mature credit card market, we concentrated on card usage and, as a result, spending on HSBC-issued cards grew by 43 per cent.

6

- With the launch of HSBC *Premier* in April 2004, Mexico became the 32nd country to offer this service. Deposit growth has accelerated with current account balances up 15 per cent to US$5.5 billion since June 2003. Acquisitions in the insurance and pensions businesses in the second half of 2003 also contributed to the overall strong revenue growth within our PFS franchise. HSBC Mexico's market share of international remittances from the US has increased substantially and collaborative efforts with Household effectively position us to further capitalise on this high growth market.

- Our Middle East business has refocused its sales activities and this has resulted in good all-round growth, particularly in the cards business where the base has increased by 35 per cent. The June launch of HSBC Amanah as the dedicated brand for our *shariah*-compliant products and services is being well received in the Middle East as well as in Indonesia, Malaysia, Singapore, the UK and the US.

- In South America, the integration of the Losango consumer finance business acquired at the end of 2003 has progressed well. The combined customer base and enhanced capabilities have resulted in significantly increased personal business in the region.

- We continue to innovate for the benefit of our customers and to introduce new products and services to our key markets. Amongst our most recent initiatives are a new retirement service in France, and new insurance-linked, capital-protected investment products in Hong Kong. In the US, we have introduced free current account services and also launched our first marketing initiatives aimed specifically at the fast-growing Hispanic and Latino communities.

Consumer Finance

The integration of Household into HSBC is virtually complete. The potential we saw in providing wider access to Household's technology and marketing skills and from using its experience in consumer credit management and retail services in the rest of our Group is now being realised.

The roll-out of Household's WHIRL credit card system will enable us to accelerate the geographical build-up of cards in a number of countries. Household's experience in retail services was crucial in helping HSBC win the competitive tender for Marks and Spencer's financial services business in July. Household is also supporting the development of our consumer credit business in Mexico and Brazil by providing staff and access to its technology and collection processes.

Driven by improved economic conditions and the benefits of integration with HSBC, Household's performance in the first half of 2004 was strong.

- Compared with a year ago, Household achieved underlying growth in customer loans of 13 per cent despite increased competition in the sector.

- Delinquency trends were positive across all products and maturities.

- The combination of HSBC and Household has opened a 'near prime' real estate secured lending opportunity which offers continuing lending growth at attractive margins.

- Funding synergies continue to afford Household access to wider sources of funds at competitive rates.

Commercial Banking ('CMB')

Our commercial banking customer base remains a core area of focus and development. During the first half of 2004, we expanded sales support covering this segment and made further progress in building cross-border business and referrals. We also enhanced our business internet banking service and invested further in customer relationship management systems and related marketing support. The results were encouraging.

- Underlying revenue grew by 9 per cent, more than double the rate of cost growth, driven by higher fee and commission income as we expanded sales of trade finance, credit and insurance services.

- Cross-border business referrals into China and between the US and Canada grew strongly. Two further regional cross-border initiatives – between the UK, France and Germany, and between Brazil and Argentina – were launched.

- Supporting this growth, we added specialist Business Banking Centres in Hong Kong and relationship-managed more top-tier customers through our Corporate Banking Centres in the UK, France and Canada.

- Trade finance activity was particularly strong in the Middle East and Asia with significant growth recorded in our businesses in Japan, Malaysia and China.

- We have grown business internet banking customer numbers by over 50 per cent since June 2003 and seen a significant increase in revenues. Internet banking transaction volumes increased in Mexico, and in the UK we achieved particular success in enrolling new customers.

- Joint initiatives between Household's retail services business and HSBC's corporate customers generated a growing number of leads. New business was booked in Canada, the US, and in Brazil, where new business from the Losango acquisition is well ahead of expectations.

Corporate, Investment Banking and Markets ('CIBM')

The planned investment to upgrade the product and service capabilities of our CIBM businesses is on track. During the first half of 2004, over 700 people were recruited and our restructuring saw a similar number of staff departures. Some 90 per cent of planned senior hires have now been made. Growing revenues have helped to fund this investment.

- In our Global Markets business, revenues were higher than in the first half of 2003. We added to our trading and sales capabilities in areas such as derivatives and structured products, contributing to the growth in revenues. New hires significantly enhanced our capabilities in convertibles, asset-backed securities, mortgage-backed securities and emerging market debt. Equities sales and trading, now integrated with our Global Markets business, was profitable in the first half on higher revenue, compared with a loss in the first half of 2003.

- Corporate and Institutional Banking continued to invest in people and infrastructure, appointing new business heads in a number of key countries, upgrading client relationship managers to improve client servicing and enhancing management information systems. Improved economic conditions led to restructuring and refinancing activity internationally that allowed HSBC to recover provisions against impaired loans.

7

H S B C   H O L D I N G S   P L C

Group Chairman's Comment (continued)

- Within Global Transaction Banking, our custody business has benefited significantly from strong market sentiment and investment flows across markets within Asia-Pacific. The custody and funds administration businesses of HSBC and Bank of Bermuda were integrated quickly and successfully. Major mandates won during the first half of 2004 included the outsourcing by Gartmore of its back office operation.

- Our Debt Finance and Advisory business performed well. Worldwide, our share of international bond issuance rose to 4.5 per cent from 3.8 per cent in the same period in 2003. In Asia, we maintained our position as the leading arranger and underwriter. We made significant progress in Europe and the Americas, arranging major financing transactions for clients, including a US$11.8 billion multi-tranche financing for Network Rail and a US$1.5 billion issue for Petroleos Mexicanos (PEMEX).

- Even at this early stage of the development of our Global Investment Banking advisory business, there was an encouraging improvement in the scope of mandates awarded. Significant appointments included acting as financial adviser to Saudi Arabian Oil Co. on its acquisition of a stake in Showa Shell Sekiyu K.K. (Japan) from the Royal Dutch/Shell Group, and acting as joint global co-ordinator of Ping An Insurance Co.'s US$1.84 billion initial public offering, the largest IPO in Hong Kong in the period.

Private Banking

Private Banking achieved broadly based growth across the business. Revenue growth comfortably exceeded cost growth and contributed to a pre-tax profit of US$345 million which, adjusting for acquisitions and business transfers, represented an underlying increase of 29 per cent.

The rebranded business, HSBC Private Bank, expanded its range of services in Singapore following the receipt of a wholesale banking licence in 2003. It also grew in Malaysia, where we established an onshore presence, and in Sweden and Greece where we opened representative offices.

Good progress has been made in integrating Bank of Bermuda's Private Client Services business with HSBC's. As a result, HSBC Private Bank's

Global Wealth Solutions business is now one of the world's largest international private trust and fiduciary administrators, operating from 23 locations.

- Positive flows into the HSBC Private Bank Funds and our alternative investment capability have attracted US$3.8 billion of new assets since 30 June 2003. Total client assets invested in hedge funds increased to US$18 billion.

- Strategic Investment Solutions has attracted US$610 million in client assets since its launch in July 2003, reflecting client demand for open architecture products.

- Lending to clients, their families and related structures has grown by 30 per cent since 30 June 2003.

Credit quality

One important aspect of the improving economic climate has been the favourable effect on credit quality, particularly in the US and Hong Kong. Improving levels of employment, steadily rising property prices and resilient consumer confidence are all key factors in our evaluation of portfolio provisioning requirements. As a result of our assessment of the current benign credit environment, and historic loss rates, some US$245 million of general provisions were released in North America and Hong Kong.

In the UK, we paid considerable attention to our consumer portfolios given the level of sensitivity within these businesses to rises in either interest rates or unemployment. Although there is some evidence of deterioration, our experience of arrears, repossessions and losses has continued to compare favourably with industry averages. This reflects HSBC's long-standing traditions of lending conservatively and providing early support for customers who find themselves in difficulties.

Corporate credit experience remained highly favourable compared with historical trends. Improved sentiment in the corporate sectors afforded further restructuring opportunities which allowed us to recover provisions as companies refinanced.

There were no concentrations of industry or geographical exposures emerging in the first half of 2004 that were of significance in terms of credit risk exposure.

Bank of Bermuda

The acquisition of Bank of Bermuda was completed in February this year, and integration is proceeding well. We are delighted with the reaction of customers who see our investment as strengthening our capabilities in funds administration and trust services, as well as bringing additional products to an important commercial banking presence in Bermuda. The current trend in the fund management industry to offer an increasing number of alternative investment strategies is accelerating the move towards outsourcing fund administration. Our combined strengths have already been successful in attracting sizeable new mandates. Similarly, in supporting Bermuda's reinsurance industry, HSBC's capital strength is allowing Bank of Bermuda to expand its coverage of this important sector. The synergies we identified at the time of the acquisition are on track and we expect the integration process to be substantially completed by the end of 2004.

Outlook

When I described the outlook for our businesses on reporting our full year results for 2003, there were many questions and uncertainties. How sustainable were the early signs of recovery in the United States and Hong Kong? Could China manage to slow its economy softly? When global interest rates began to rise, would the rate of change be gradual and predictable? Had consumer indebtedness in Western markets reached unmanageable levels? What would be the impact of the continued threat of international terrorism? Would the growing burden of regulation stifle innovation or investment?

As our results for the first half of this year demonstrate, my colleagues have found opportunities within this challenging environment to deliver our strongest ever performance in a six-month period. Although trading conditions in our Global Markets business in the second quarter were less buoyant than in the first, there are no obvious signs of significant deterioration. The current operating environment remains favourable.

However, the global imbalances which brought about such uncertainties remain. It would be unwise to relax, particularly when the last 18 months have seen a significant build-up of capital reserves within the financial services industry and while capital investment in the West has remained muted. The risk of market disruption rises as financial institutions use increasingly similar technology to manage risk. The possibility of volatility also increases as the investment sector becomes more highly geared in search of better returns.

We remain focused on these issues. Our strength lies in the broad diversification of our revenues by geography and by customer group. It also rests on delivering the revenue growth and cost control objectives of our current strategic plan. That is the challenge before us now. I know that my colleagues around the world, talented and industrious as they are, are committed to meeting it.

Sir John Bond, *Group Chairman*
2 August 2004

9

HSBC HOLDINGS PLC

Board of Directors

Directors

Sir John Bond, Group Chairman

Age 63. An executive Director since 1990; Group Chief Executive from 1993 to 1998. Joined HSBC in 1961; an executive Director of The Hongkong and Shanghai Banking Corporation Limited from 1988 to 1992. Chairman of HSBC Bank plc and a Director of The Hongkong and Shanghai Banking Corporation Limited. A Director of Ford Motor Company.

* **The Baroness Dunn,** DBE, Deputy Chairman and senior non-executive Director

Age 64. Executive Director of John Swire & Sons Limited and a Director of Swire Pacific Limited. A non-executive Director since 1990 and a non-executive Deputy Chairman since 1992. A member of the Nomination Committee. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited from 1981 to 1996. Former Senior Member of the Hong Kong Executive Council and Legislative Council.

† **Sir Brian Moffat,** OBE, Deputy Chairman and senior independent non-executive Director

Age 65. A member of the Court of the Bank of England. A non-executive Director since 1998. Chairman of the Group Audit Committee and of the Nomination Committee. A non-executive Director of Nomas Investment Holdings BV. Former Chairman of Corus Group plc.

S K Green

Age 55. Group Chief Executive. An executive Director since 1998. Executive Director, Corporate, Investment Banking and Markets from 1998 to 2003. Joined HSBC in 1982. Group Treasurer from 1992 to 1998. Chairman of HSBC Bank Middle East Limited and HSBC Private Banking Holdings (Suisse) S.A. Deputy Chairman of HSBC Bank plc. A Director of The Bank of Bermuda Limited, CCF S.A., The Hongkong and Shanghai Banking Corporation Limited, Grupo Financiero HSBC, S.A. de C.V., HSBC North America Holdings Inc. and HSBC Trinkaus & Burkhardt KGaA.

A W Jebson

Age 54. Group Chief Operating Officer. An executive Director since 2000. Group IT Director from 2000 to 2003. Group General Manager,

Information Technology from 1996 to 2000. Joined HSBC in 1978. A Director of Household International, Inc.

W F Aldinger

Age 57. An executive Director since 2003. Joined Household International in 1994. Chairman and Chief Executive Officer of Household International, Inc. Chairman and Chief Executive Officer of HSBC North America Holdings Inc. Chairman, President and Chief Executive Officer of HSBC North America Inc., and Chief Executive Officer of Household Finance Corporation. Chairman of HSBC Bank USA, N.A., HSBC Bank Canada and HSBC USA Inc. A Director of MasterCard International, Inc., Illinois Tool Works, Inc., AT&T Corp. and the combined board of the Children's Memorial Medical Center/Children's Memorial Hospital and the Children's Memorial Foundation. Former Vice Chairman of Wells Fargo Bank.

† **The Rt Hon the Lord Butler of Brockwell,** KG, GCB, CVO

Age 66. Master, University College, Oxford and a non-executive Director of Imperial Chemical Industries plc. Recently chaired the UK Government Review of Intelligence on Weapons of Mass Destruction. A non-executive Director since 1998. Chairman of the Corporate Social Responsibility Committee and a member of the Nomination Committee. Chairman of the HSBC Education Trust. Secretary of the Cabinet and Head of the Home Civil Service in the United Kingdom from 1988 to 1998.

† **R K F Ch'ien,** CBE

Age 52. Executive Chairman of chinadotcom corporation and Chairman of its subsidiary, hongkong.com corporation. A non-executive Director since 1998. A member of the Group Audit Committee. Non-executive Chairman of HSBC Private Equity (Asia) Limited and a non-executive Director of The Hongkong and Shanghai Banking Corporation Limited since 1997. Non-executive Chairman of MTR Corporation Limited and a Director of Inchcape plc.

D G Eldon

Age 58. An executive Director since 1999. Joined HSBC in 1968. Appointed an executive Director of The Hongkong and Shanghai Banking Corporation

Limited in 1994, Chief Executive Officer in 1996 and Chairman in 1999. Non-executive Chairman of Hang Seng Bank Limited and a non-executive Director of Swire Pacific Limited and MTR Corporation Limited.

† **R A Fairhead**

Age 42. Finance Director of Pearson plc. A non-executive Director since 1 March 2004. Member of the Group Audit Committee. A non-executive Director of Harvard Business School Publishing. Former Executive Vice President, Strategy and Group Control of Imperial Chemical Industries plc.

D J Flint

Age 49. Group Finance Director. Joined HSBC as an executive Director in 1995. Director of HSBC Bank Malaysia Berhad. A member of The Accounting Standards Board and the Standards Advisory Council of the International Accounting Standards Committee Foundation. Chairman of the Financial Reporting Council's review of the Turnbull Guidance on Internal Control. A former partner in KPMG.

† **W K L Fung,** OBE

Age 55. Group Managing Director and Chief Executive Officer of Li & Fung Limited. A non-executive Director since 1998. A member of the Remuneration Committee and of the Corporate Social Responsibility Committee. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited since 1995. Former Chairman of the Hong Kong General Chamber of Commerce, the Hong Kong Exporters' Association and the Hong Kong Committee for the Pacific Economic Co-operation Council.

M F Geoghegan, CBE

Age 50. An executive Director since 1 March 2004. Joined HSBC in 1973. Chief Executive Officer, HSBC Bank plc since January 2004. President of HSBC Bank Brasil S.A.-Banco Múltiplo from 1997 to 2003 and responsible for all of HSBC's business throughout South America from 2000 to 2003. A non-executive Director of Young Enterprise.

† **S Hintze**

Age 59. Former Chief Operating Officer of Barilla S.P.A. and former Senior Vice President of Nestlé

S.A. With Mars Incorporated from 1972 to 1993, latterly as Executive Vice President of M&M/Mars in New Jersey. A non-executive Director since 2001. A member of the Corporate Social Responsibility Committee and of the Remuneration Committee. A non-executive Director of Premier Foods plc and of the Society of Genealogists, a registered charity. A former non-executive Director of Safeway plc.

† **Sir John Kemp-Welch**

Age 68. Former Joint Senior Partner of Cazenove & Co and former Chairman of the London Stock Exchange. A non-executive Director since 2000. A member of the Remuneration Committee and of the Group Audit Committee. A Deputy Chairman of the Financial Reporting Council and a member of the Panel on Takeovers and Mergers from 1994 to 2000.

† **Sir Mark Moody-Stuart,** KCMG

Age 63. Chairman of Anglo American plc and the Global Business Coalition on HIV/AIDS. A non-executive Director since 2001. Chairman of the Remuneration Committee. A Director and former Chairman of The 'Shell' Transport and Trading Company, plc and former Chairman of the Committee of Managing Directors of the Royal Dutch/Shell Group of Companies. A Director of Accenture Limited, a Governor of Nuffield Hospitals and President of the Liverpool School of Tropical Medicine.

† **S W Newton**

Age 62. Chairman of The Real Return Holdings Company Limited. A non-executive Director since 2002. A Member of the Advisory Board of the East Asia Institute at Cambridge University. Founder of Newton Investment Management, from which he retired in 2002.

* **H Sohmen,** OBE

Age 64. Chairman and President of World-Wide Shipping Group Limited and Chairman of Bergesen dy ASA and Bergesen Worldwide Limited. A non-executive Director since 1990. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited since 1984 and Deputy Chairman since 1996.

11

H S B C H O L D I N G S PLC

Board of Directors (continued)

† C S Taylor

Age 58. Chair of Canadian Broadcasting Corporation. A non-executive Director since 2002. A member of the Corporate Social Responsibility Committee. A non-executive Director of HSBC Bank USA, N.A. and HSBC USA Inc. A Director of Fairmont Hotels and Resorts. Chair of Vancouver Board of Trade from 2001 to 2002.

† Sir Brian Williamson, CBE

Age 59. Chairman of Electra Investment Trust plc and Resolution Life Group Limited. A non-executive Director since 2002. A member of the Supervisory Board of Euronext NV. Senior adviser to Fleming Family and Partners. Former Chairman of London International Financial Futures and Options Exchange and Gerrard Group plc. A former Director of the Financial Services Authority and of the Court of The Bank of Ireland.

* *Non-executive Director*

† *Independent non-executive Director*

12

Adviser to the Board

D J Shaw

Age 58. An Adviser to the Board since 1998. Solicitor. A partner of Norton Rose from 1973 to 1998. A Director of The Bank of Bermuda Limited and HSBC Private Banking Holdings (Suisse) S.A.

Secretary

R G Barber

Age 53. Group Company Secretary since 1990. Joined HSBC in 1980; Corporation Secretary of The Hongkong and Shanghai Banking Corporation Limited from 1986 to 1992. Company Secretary of HSBC Bank plc from 1994 to 1996.

H S B C H O L D I N G S P L C

Financial Review

Summary

	Half-year to		
	30 June 2004 US$m	30 June 2003 US$m	31 December 2003 US$m
Net interest income	**15,106**	11,221	14,377
Other operating income	**9,922**	7,286	8,188
Total operating income	**25,028**	18,507	22,565
Operating expenses excluding goodwill amortisation	**(12,343)**	(9,490)	(11,592)
Goodwill amortisation	**(883)**	(632)	(818)
Operating profit before provisions	**11,802**	8,385	10,155
Provisions for bad and doubtful debts	**(2,803)**	(2,374)	(3,719)
Provisions for contingent liabilities and commitments	**(109)**	(56)	12
Amounts written off fixed asset investments	**16**	(60)	(46)
Operating profit	**8,906**	5,895	6,402
Share of operating profit/(loss) in joint ventures	**4**	(124)	8
Share of operating profit in associates	**119**	92	129
Gains/(losses) on disposal of			
– investments	**317**	264	187
– tangible fixed assets	**22**	(15)	(22)
Profit on ordinary activities before tax	**9,368**	6,112	6,704
Tax on profit on ordinary activities	**(2,368)**	(1,554)	(1,566)
Profit on ordinary activities after tax	**7,000**	4,558	5,138
Minority interests	**(654)**	(452)	(470)
Profit attributable to shareholders	**6,346**	4,106	4,668

In the sections which follow, analysis of these results highlights the contributions from Household, acquired on 28 March 2003, and The Bank of Bermuda Limited ('Bank of Bermuda'), acquired in February 2004, together with the impact of a weaker US dollar on translating revenues and costs arising in other currencies, where important to an understanding of HSBC's performance in the first half of 2004.

'Household' is defined for this purpose as Household International's consumer finance, insurance and commercial banking operations together with US residential mortgages acquired by HSBC Bank USA from Household International and its correspondents since December 2003. Where the word 'underlying' is used, disclosures are adjusted for the additional quarter's contribution from Household by deducting Household's results for the first quarter of 2004, and for all other significant acquisitions, including Bank of Bermuda.

HSBC made a profit on ordinary activities before tax of US$9,368 million, a rise of US$3,256 million, or 53 per cent, over the same period in 2003

Household contributed US$1,900 million in the first half of the year compared with a contribution, from the date of acquisition, of US$536 million in the first half of 2003. In the four months since becoming part of the Group, Bank of Bermuda contributed US$32 million. Excluding goodwill amortisation, Household contributed US$1,512 million, and Bank of Bermuda US$42 million to the US$3,372 million, or 49 per cent, rise in profit before tax to US$10,251 million. Underlying growth, on a constant currency basis, was 26 per cent. Goodwill amortisation (excluding that in respect of associates) increased by US$251 million to US$883 million in the first half of 2004, reflecting the additional quarter's charge from Household, the other acquisitions noted above and currency movements.

Net interest income of US$15,106 million was US$3,885 million, or 35 per cent, higher than for the same period in 2003 mainly due to the additional three months' contribution from Household compared to the first half of 2003. On an underlying basis and at constant currency, net interest income increased by 4 per cent.

13

Financial Review (continued)

Other operating income rose over the same period in 2003 by US$2,636 million, or 36 per cent, to US$9,922 million. On an underlying basis and at constant currency, the increase was 15 per cent and reflected strong growth in fees and commissions across all customer groups as well as a strong performance within Global Markets.

Operating expenses, excluding goodwill amortisation, of US$12,343 million were US$2,853 million, or 30 per cent, higher than in the first half of 2003. On an underlying basis and expressed in terms of constant currency, operating expenses increased by 8 per cent. Of this increase, 2 per cent arose in the Corporate, Investment Banking and Markets ('CIBM') business, largely due to performance-related staff costs, planned investment in expanding capabilities and upgrading the pool of human talent.

HSBC's cost:income ratio, excluding goodwill amortisation, decreased to 49.3 per cent in the first

half of 2004 from 51.3 per cent in the same period in 2003.

The charge for bad and doubtful debts rose by US$429 million to US$2,803 million in the first half of 2004 when compared with the same period in 2003. The increase included an additional quarter's charge from Household amounting to US$1,294 million. Offsetting this, there were substantially fewer large specific provisions required in the corporate sector, and the improving economic environment and outlook in both the US and Hong Kong generated lower requirements for both specific and general provisions, resulting in higher levels of recoveries and releases in both categories.

Gains on disposal of investments of US$317 million were US$53 million higher than in the first half of 2003.

Net interest income

| | Half-year to | | | | | |
| | 30 June 2004 | | 30 June 2003 | | 31 December 2003 | |
	US$m	%	US$m	%	US$m	%
By geographical region						
Europe	**4,313**	**28.5**	3,508	31.3	4,032	28.0
Hong Kong	**1,780**	**11.8**	1,991	17.7	1,910	13.3
Rest of Asia-Pacific	**984**	**6.5**	840	7.5	900	6.3
North America	**7,410**	**49.1**	4,630	41.3	7,147	49.7
South America	**619**	**4.1**	252	2.2	388	2.7
Net interest income	**15,106**	**100.0**	11,221	100.0	14,377	100.0

| | Half-year to | | |
	30 June 2004 US$m	30 June 2003 US$m	31 December 2003 US$m
Net interest income	**15,106**	11,221	14,377
Average interest-earning assets	**918,980**	718,252	837,598
Gross interest yield (per cent)[1]	**5.14**	5.11	5.15
Net interest spread (per cent)[2]	**3.10**	2.91	3.20
Net interest margin (per cent)[3]	**3.31**	3.15	3.40

1   *Gross interest yield is the average annualised interest rate earned on average interest-earning assets (AIEA).*
2   *Net interest spread is the difference between the average annualised interest rate earned on average interest-earning assets and the average annualised interest rate paid on average interest-bearing funds.*
3   *Net interest margin is net interest income expressed as an annualised percentage of average interest-earning assets.*

Net interest income in the first half of 2004 of US$15,106 million was US$3,885 million, or 35 per cent, higher than the first half of 2003. Of this increase, the additional quarter from Household contributed US$2,746 million. On an underlying basis, and at constant exchange rates, net interest income increased by 4 per cent.

Overall, average interest-earning assets increased by US$201 billion, or 28 per cent, compared with the first half of 2003. Of this increase Household contributed US$65 billion. On an underlying basis and at constant exchange rates, average interest-earning assets increased by 11 per cent. Growth was driven principally by higher mortgage balances and personal lending in the UK, the US and Asia, and by effective balance sheet positioning and favourable interest rate movements in South America.

HSBC's net interest margin in the first half of 2004 improved to 3.31 per cent, from 3.15 per cent in the first half of 2003. The mix impact of Household contributed 31 basis points to this increase. Despite an increase of US$16 billion in the volume of net free funds, their contribution was 3 basis points lower than in the first half of 2003,

primarily due to a fall in the proportion of interest-earning assets funded by them.

On an underlying basis, HSBC's net interest margin fell by 15 basis points to 2.44 per cent, reflecting reduced spreads on deposits and pressure on mortgage yields in Hong Kong and lower treasury yields in the UK and the US. Growth in the balance sheets of the Global Markets businesses in both the US and France also contributed to lower margins. Compared with the second half of 2003, the net interest margin was 9 basis points lower.

15

HSBC HOLDINGS PLC

Financial Review (continued)

Net interest margin

	Half-year to					
	30 June 2004	30 June 2003 (Local currency)	31 December 2003	**30 June 2004 US$m**	30 June 2003 US$m	31 December 2003 US$m
Europe						
HSBC Bank						
– margin (per cent)	**2.53**	2.62	2.58			
– AIEA (£m)	**129,405**	116,736	128,107	**235,833**	188,089	212,271
CCF						
– margin (per cent)	**1.57**	1.82	1.88			
– AIEA (€m)	**72,748**	60,174	61,336	**89,292**	66,385	71,005
HSBC Private Bank (Suisse)						
– margin (per cent)	**0.78**	0.75	0.75			
– AIEA (US$m)	**25,652**	27,178	25,827	**25,652**	27,178	25,827
Household International						
– margin (per cent)	**6.83**	6.72	7.31			
– AIEA (£m)	**4,949**	2,614	4,931	**9,019**	4,235	8,097
Hong Kong						
The Hongkong and Shanghai Banking Corporation excluding Hang Seng Bank						
– margin (per cent)	**1.76**	2.27	2.00			
– AIEA (HK$m)	**1,007,529**	887,620	950,471	**129,382**	113,811	122,246
Hang Seng Bank						
– margin (per cent)	**2.02**	2.41	2.15			
– AIEA (HK$m)	**470,141**	437,045	456,749	**60,373**	56,038	58,745
Rest of Asia-Pacific						
The Hongkong and Shanghai Banking Corporation						
– margin (per cent)	**1.89**	2.09	1.96			
– AIEA (HK$m)	**540,645**	414,638	468,384	**69,427**	53,165	60,242
HSBC Bank Malaysia						
– margin (per cent)	**2.52**	2.68	2.54			
– AIEA (ringgit m)	**29,000**	24,699	26,659	**7,632**	6,500	7,015
HSBC Bank Middle East						
– margin (per cent)	**3.65**	3.71	3.57			
– AIEA (US$m)	**9,768**	8,811	9,214	**9,768**	8,811	9,214
North America						
HSBC Bank USA						
– margin (per cent)	**3.15**	3.26	3.14			
– AIEA (US$m)	**79,330**	69,648	72,122	**79,330**	69,648	72,122
HSBC Bank Canada						
– margin (per cent)	**2.46**	2.62	2.46			
– AIEA (C$m)	**36,447**	33,474	34,107	**27,227**	23,006	25,317
HSBC Mexico						
– margin (per cent)	**5.29**	5.23	4.37			
– AIEA (Mexican peso m)	**214,817**	209,680	216,183	**19,205**	19,702	19,737
Household International						
– margin (per cent)	**9.01**	9.51	9.00			
– AIEA (US$m)	**116,155**	56,161	115,009	**116,155**	56,161	115,009
South America						
Brazilian operations						
– margin (per cent)	**13.95**	10.68	10.86			
– AIEA (Brazilian reais m)	**24,671**	15,961	18,804	**8,307**	4,919	6,455
HSBC Bank Argentina						
– margin (per cent)	**4.59**	(3.50)	4.09			
– AIEA (peso m)	**3,832**	3,502	3,540	**1,318**	1,162	1,227

16

Other operating income

Half-year to

	30 June 2004		30 June 2003		31 December 2003	
	US$m	%	US$m	%	US$m	%
By geographical region						
Europe	**4,650**	**45.6**	3,653	48.8	3,902	46.4
Hong Kong	**1,654**	**16.2**	1,122	15.0	1,209	14.4
Rest of Asia-Pacific	**853**	**8.4**	653	8.7	697	8.3
North America	**2,698**	**26.4**	1,728	23.1	2,254	26.8
South America	**346**	**3.4**	330	4.4	348	4.1
	10,201	**100.0**	7,486	100.0	8,410	100.0
Intra-HSBC elimination	**(279)**		(200)		(222)	
Other operating income	**9,922**		7,286		8,188	

Half-year to

	30 June 2004 US$m	30 June 2003 US$m	31 December 2003 US$m
By income category			
Dividend income	**329**	147	75
Fees and commissions (net)	**6,364**	4,681	5,713
Dealing profits/(losses)			
– foreign exchange	**902**	669	570
– interest rate derivatives	**406**	261	69
– debt securities	**88**	228	23
– equities and other trading	**(13)**	100	258
	1,383	1,258	920
Operating lease assets rental income	**309**	272	281
General insurance underwriting (net)	**287**	271	202
Increase in value of long-term insurance business	**100**	93	113
Other	**1,150**	564	884
	1,846	1,200	1,480
Total other operating income	**9,922**	7,286	8,188

17

Financial Review (continued)

Analysis of fees and commissions receivable and payable

	Half-year to		
	30 June 2004 US$m	30 June 2003 US$m	31 December 2003 US$m
Account services	**1,336**	1,089	1,228
Credit facilities	**579**	465	501
Remittances	**166**	138	150
Cards	**1,837**	1,119	1,857
Imports/exports	**332**	285	324
Underwriting	**117**	99	76
Insurance	**586**	455	506
Mortgage servicing rights	**39**	36	39
Trust income	**99**	72	73
Broking income	**517**	379	494
Global custody	**279**	151	187
Maintenance income on operating leases	**95**	84	87
Funds under management	**788**	523	573
Unit trusts	**297**	206	152
Corporate finance	**100**	81	108
Other	**549**	452	571
Total fees and commissions receivable	**7,716**	5,634	6,926
Less: fees payable	**(1,352)**	(953)	(1,213)
Net fees and commissions	**6,364**	4,681	5,713

Other operating income in the first half of 2004 was US$2,636 million, or 36 per cent, higher than in the first half of 2003. Household's contribution for the additional quarter was US$836 million, split equally between net fee income and other operating income. In addition, Household's other operating income in the second quarter of 2004 grew by US$98 million or 16 per cent compared with the previous year. Bank of Bermuda added US$130 million to other operating income since acquisition. On an underlying basis, and at constant exchange rates, other operating income increased by 15 per cent, driven principally by record levels of unit trust and other investment product sales in Hong Kong; stronger insurance sales in Hong Kong and the UK; and higher credit card and other lending fees as the card base expanded and

lending to the commercial sector grew, particularly in Asia. In addition to this, market-related revenues, including global custody and broking, were strongly ahead of the prior period as equity markets recorded greater volumes and rose to higher levels.

On an underlying basis and at constant currency, fee and commission income rose by 16 per cent, compared with the first half of 2003. Dealing profits, which represented 6 per cent of revenues in the first half of 2004, were modestly ahead of the then record first half of 2003, and significantly ahead of the second half. Strong foreign exchange earnings were complemented by improved revenues from the broader-based platform now in place.

18

Operating expenses

	Half-year to					
	30 June 2004		30 June 2003		31 December 2003	
	US$m	**%**	US$m	%	US$m	%
By geographical region						
Europe	**5,574**	**44.1**	4,484	46.3	5,045	42.6
Hong Kong	**1,206**	**9.6**	1,032	10.7	1,180	10.0
Rest of Asia-Pacific	**962**	**7.6**	789	8.1	952	8.1
North America	**4,227**	**33.5**	2,954	30.5	3,993	33.8
South America	**653**	**5.2**	431	4.4	644	5.5
	12,622	**100.0**	9,690	100.0	11,814	100.0
Intra-HSBC elimination	**(279)**		(200)		(222)	
	12,343		9,490		11,592	
Goodwill amortisation						
Europe	**447**	**50.6**	376	59.4	382	46.6
Hong Kong	**4**	**0.5**	3	0.5	–	–
Rest of Asia-Pacific	**34**	**3.9**	19	3.0	16	2.0
North America	**372**	**42.1**	231	36.6	412	50.4
South America	**26**	**2.9**	3	0.5	8	1.0
	883	**100.0**	632	100.0	818	100.0
Total operating expenses	**13,226**		10,122		12,410	

	Half-year to		
	30 June 2004 US$m	30 June 2003 US$m	31 December 2003 US$m
By expense category			
Staff costs	**7,044**	5,493	6,618
Premises and equipment (excluding depreciation)	**1,296**	1,069	1,262
Other administrative expenses	**3,197**	2,262	2,981
Administrative expenses	**11,537**	8,824	10,861
Depreciation and amortisation			
– tangible fixed assets	**794**	664	718
– intangible assets	**12**	2	13
– goodwill	**883**	632	818
Total operating expenses	**13,226**	10,122	12,410
	%	%	%
Cost:income ratio (excluding goodwill amortisation)	**49.3**	51.3	51.4

	At 30 June 2004	At 30 June 2003	At 31 December 2003
Staff numbers (full-time equivalent)			
Europe	**74,798**	75,815	73,943
Hong Kong	**24,680**	23,517	23,636
Rest of Asia-Pacific	**34,828**	30,061	31,827
North America	**68,521**	63,302	65,021
South America	**29,553**	25,381	28,292
Total staff numbers	**232,380**	218,076	222,719

19

H S B C   H O L D I N G S   P L C

Financial Review (continued)



Operating expenses, excluding goodwill amortisation, were US$2,853 million, or 30 per cent, higher than in the first half of 2003, principally reflecting the additional quarter from Household, the acquisition of Bank of Bermuda, and the planned build-up of executives and capabilities in CIBM.

On an underlying basis, and expressed in terms of constant currency, operating expenses, excluding goodwill amortisation, were 8 per cent higher than the first half of 2003 and broadly in line with the second half. Stripping out the impact of CIBM, the

rest of HSBC incurred underlying cost growth of 6 per cent. Costs were higher in all geographical regions but progress was made to improve efficiency, leveraging cost growth better than in the past.

HSBC's cost:income ratio, excluding goodwill amortisation, was 49.3 per cent for the first six months of 2004, compared with 51.3 per cent in the first half of 2003 and 51.4 per cent in the second half of 2003.

Cost:income ratios

	Half-year to		
	30 June 2004 %	30 June 2003 %	31 December 2003 %
Personal Financial Services	**59.6**	59.6	64.6
– Europe	**63.0**	70.0	67.8
– Hong Kong	**38.3**	34.1	42.0
– Rest of Asia-Pacific	**68.9**	70.2	79.8
– North America	**66.6**	64.4	69.4
– South America	**74.4**	76.7	94.8
Commercial Banking	**48.8**	50.4	54.7
– Europe	**54.8**	56.7	60.3
– Hong Kong	**34.9**	33.5	36.9
– Rest of Asia-Pacific	**43.4**	43.5	48.2
– North America	**43.9**	49.5	54.7
– South America	**55.8**	55.7	65.8



The main factors underlying the significant movements from June 2003 were:

- In Europe, Personal Financial Services, there was strong income growth against only a modest rise in costs.

- In Hong Kong, expenses, particularly marketing, were significantly cut back in the first half of 2003 because of the impact of SARS.

- Also in Hong Kong, net interest income, which comprises 52 per cent of total revenues, fell by 11 per cent. There were few opportunities to reduce costs as a result of margin contraction. Other operating income,

comprising 48 per cent of revenues, grew by 47 per cent. The cost growth of 17 per cent was therefore mainly attributable to the growth in other operating income.

- In North America, most of the cost growth in Personal Financial Services in the first half of 2004 was in Mexico supporting business expansion.

- The improvement in the Commercial Banking cost:income ratio in North America in the first half of 2004 was in part attributable to business disposals in 2003.

Bad and doubtful debts

| | Half-year to | | | | | |
| | 30 June 2004 | | 30 June 2003 | | 31 December 2003 | |
	US$m	%	US$m	%	US$m	%
By geographical region						
Europe	**423**	**15.2**	343	14.5	531	14.3
Hong Kong	**(223)**	**(8.0)**	303	12.8	97	2.6
Rest of Asia-Pacific	**(10)**	**(0.4)**	26	1.1	59	1.6
North America	**2,472**	**88.2**	1,670	70.3	3,006	80.8
South America	**141**	**5.0**	32	1.3	26	0.7
Total charge for bad and doubtful debts	**2,803**	**100.0**	2,374	100.0	3,719	100.0

| | Half-year to | | |
	30 June 2004 US$m	30 June 2003 US$m	31 December 2003 US$m
Specific provisions			
New provisions	**4,229**	3,089	4,688
Release of provisions no longer required	**(719)**	(434)	(519)
Recoveries of amounts previously written off	**(425)**	(206)	(404)
	3,085	2,449	3,765
General provisions	**(282)**	(75)	(46)
Total	**2,803**	2,374	3,719
Customer non-performing loans	**13,220**	14,628	15,050
Customer bad and doubtful debt provisions	**12,474**	13,627	13,691

The geographical and customer segment distribution of the Group's lending activities and credit costs continued to reflect that established following the acquisition of Household International. At 30 June 2004, 78 per cent of HSBC's customer loan portfolio was located, fairly evenly, between Europe and North America. Personal lending accounted for 55 per cent of the customer loan portfolio, in line with last year.

At constant exchange rates, and excluding loans to the financial sector, there was overall loan growth of 8 per cent. Personal lending accounted for over 70 per cent of this increase, predominantly in mortgages, credit cards and other personal products.

The charge for specific bad and doubtful debts adjusts the specific balance sheet provisions to the level that management deems adequate to absorb actual and inherent losses in the Group's loan portfolio from homogenous portfolios of assets and individually identified customer loans. The majority of specific provisions are determined on a portfolio basis and HSBC employs statistical calculations using roll rate methodology to determine specific provisions for bad and doubtful debts in most parts of the Group. There have been no significant changes to HSBC's procedures in determining the

various components of the charge for specific bad and doubtful debts.

The net charge for specific provisions in the first half of 2004 was US$3,085 million compared with US$3,765 million in the second half of 2003 and US$2,449 million in the first half of 2003. The additional quarter's charge from Household exceeded the net increase in new provisioning compared with the first half of 2003. New provision requirements fell and releases and recoveries increased in most regions as the overall credit environment improved in the major economies, economic growth picked up and unemployment fell.

The charge for bad and doubtful debts in the first half of 2004 principally related to lending in the personal sector, including consumer finance and, geographically, to lending in the US and Europe. There were net recoveries and releases across the corporate lending books as a result of restructuring and refinancing activity, facilitated by the improvement in economic fundamentals. Also, in Hong Kong, the combination of higher growth, an end to deflation, lower unemployment and rising property prices in the residential market led to lower new specific provisions in the personal sector.

21

Financial Review (continued)



There was a net general provision release of US$282 million during the first half of 2004 which compared with releases of US$75 million in the first half of 2003 and US$46 million in the second half of 2003. This reflected improved underlying economic conditions with continued low interest rates and stable or improving employment patterns in HSBC's major markets, in particular the US and Hong Kong.

Household's business benefited from a continued improvement in delinquency and default trends as the US economy recovered. Improvements were seen in early stage delinquency, charge-offs, year-on-year bankruptcy filings and underwriting, which reflected both enhanced modelling and better credit quality of originations.

The aggregate customer bad and doubtful debt provisions outstanding at 30 June 2004 of US$12.5 billion represented 2.23 per cent of gross customer advances (net of suspended interest, reverse repos and settlement accounts) compared with 2.65 per cent at 31 December 2003.

Non-performing loans (net of suspended interest) of US$13.2 billion at 30 June 2004 included US$4.2 billion relating to Household's loan book. At constant exchange rates, there was a 12 per cent decrease in the level of non-performing loans (net of suspended interest) in the first half of 2004 compared with 2003 as a result of the improving economic environment in most regions.

Gains on disposals of investments

	Half-year to		
	30 June 2004 US$m	30 June 2003 US$m	31 December 2003 US$m
Gains on disposal of:			
– debt securities	**74**	121	40
– equity investments	**126**	129	104
– other participating interests	**1**	1	–
– associates	**82**	1	–
– subsidiaries	**6**	–	37
– other	**28**	12	6
	317	264	187



During the first half of 2004, HSBC made eight business acquisitions and completed five business disposals.

HSBC's profit on disposal of investments was US$317 million, US$53 million higher than for the first six months of 2003. The first six months of 2004 included a gain on the exchange of HSBC's interest.

in World Finance International Limited, an associated company, for a 7 per cent interest in Bergesen Worldwide

Realised gains on the sale of debt and equity investment securities during the period were slightly below the average realised in 2003.

22

Asset deployment

	30 June 2004		30 June 2003[1]		31 December 2003	
	US$m	%	US$m	%	US$m	
Loans and advances to customers	**594,875**	**52.0**	503,625	51.8	528,977	51.7
Loans and advances to banks	**140,188**	**12.3**	116,012	11.9	117,173	11.4
Debt securities	**225,349**	**19.7**	189,991	19.5	205,722	20.1
Treasury bills and other eligible bills	**30,525**	**2.7**	21,348	2.2	20,391	2.0
Equity shares	**14,048**	**1.2**	11,764	1.2	12,879	1.3
Goodwill and intangible assets	**28,029**	**2.5**	26,786	2.8	28,640	2.8
Other	**109,934**	**9.6**	102,363	10.6	109,447	10.7
	1,142,948	**100.0**	971,889	100.0	1,023,229	100.0
Hong Kong Government certificates of indebtedness	**10,984**		9,977		10,987	
	1,153,932		981,866		1,034,216	
Loans and advances to customers include:						
– reverse repos	**28,535**		14,755		17,777	
– settlement accounts	**21,093**		28,941		8,594	
Loans and advances to banks include:						
– reverse repos	**35,519**		25,126		23,220	
– settlement accounts	**16,574**		13,462		7,039	

1   *See footnote 1 on page 115.*

HSBC's total assets (excluding Hong Kong Government certificates of indebtedness) at 30 June 2004 were US$1,143 billion, an increase of US$120 billion, or 12 per cent, since 31 December 2003. At constant exchange rates, total assets grew by US$124 billion or 12 per cent.

At 30 June 2004, HSBC's balance sheet remained highly liquid, reflecting continued strong growth in customer deposits. The proportion of assets deployed in customer advances was maintained at 52 per cent reflecting a rise of 12 per cent, in line with the overall growth in assets. Essentially, this was driven by consumer spending and growing mortgage financing in response to buoyant housing markets in several of HSBC's major markets. Growth in corporate lending was concentrated in the Commercial Banking customer group, while increased financial lending reflected expansion of the euro government bond trading portfolios in France.

At constant exchange rates, underlying gross loans and advances to customers (excluding loans to the financial sector) were US$38 billion higher than at the end of 31 December 2003. Of this growth, and at constant exchange rates, US$25 billion related to mortgages, with strong growth in the US, the UK, and France. At constant exchange rates, other personal lending increased by US$3 billion, or 3 per cent, compared with December 2003 mainly as a result of growth in Household and strong growth in

credit card and other unsecured personal lending in the UK, France and Switzerland. Underlying commercial and corporate lending, excluding lending to governments, grew by 6 per cent, with notable growth in Hong Kong on the back of higher trade flows.

In Europe, growth in assets was driven by increased mortgage and consumer lending in the UK and in France. Lending to small and middle market companies also increased although major corporate lending remained subdued.

In Hong Kong, there was good growth in corporate lending to commercial customers as Hong Kong's economy recovered from the impact of SARS. There continued to be intense competition in the mortgage market and the portfolio was essentially flat. Surplus funds from increased customer deposits were deployed in investment securities.

In the rest of Asia-Pacific, the increase in assets was driven by higher mortgage lending in most countries across the region and notable growth in consumer lending in Malaysia, Singapore, the Middle East and Taiwan.

In North America, Household grew its lending at an underlying rate of 4 per cent. In Mexico, HSBC experienced modest growth in accruing loans, most notably credit cards, which was offset by a significant decrease in non-performing assets.

23

Financial Review (continued)



In South America, growth in customer lending was concentrated in Brazil but in US dollar terms was only modestly higher.

At 30 June 2004, the amount of assets held by HSBC as custodian amounted to about US$2,061 billion. The increase since 31 December 2003 was due to a slight improvement in equity markets. Custody is the safekeeping and administration of securities and financial instruments on behalf of others.

Debt securities and equity shares

As a result of the impact of rising interest rates on fixed income securities valuations, debt securities held in the accruals book at 30 June 2004 showed an unrecognised gain, net of off-balance sheet hedges, of US$131 million compared with an unrecognised gain of US$1,160 million at 31 December 2003. Equity shares included US$5,789 million held on investment account, compared with US$5,390 million at 31 December 2003, on which there was an unrecognised gain of US$637 million, compared with a gain of US$827 million at 31 December 2003.

Funds under management

Funds under management of US$419 billion were US$67 billion, or 19 per cent, higher than at 30 June 2003 and US$33 billion, or 9 per cent, higher than at the end of 2003. The inclusion of funds relating to Bank of Bermuda (US$22 billion) and continued strong funds inflows from both the asset management and private banking businesses were responsible for the increase. The negative impact of the strengthening of the US dollar on euro-denominated funds was partly offset by the weakening of the US dollar on sterling-denominated funds.

	US$bn
Funds under management	
At 1 January 2004	**386**
Net new money	**42**
– Bank of Bermuda	**22**
– Other	**20**
Value change	**1**
Exchange and other	**(10)**
At 30 June 2004	**419**

Economic profit

HSBC's internal performance measures include economic profit, a measure which compares the return on the amount of capital invested in HSBC by its shareholders with the cost of that capital. HSBC prices that cost of capital internally and the difference between that cost and post-tax profit attributable to ordinary shareholders is the amount of economic profit generated. Economic profit is used by management as one of the measures to decide where to allocate resources so that they will be most productive. HSBC internally emphasises the trend in economic profit within business units rather than absolute amounts in order to concentrate on external factors rather than measurement bases. As a result of the world level of interest rates, and reflecting HSBC's geographical and customer group diversification, HSBC believes that its true cost of capital on a consolidated basis is now approximately 10 per cent. HSBC plans to continue to use the figure of 10 per cent until the end of its current five-year strategic plan period, which expires at the end of 2008, in order to ensure consistency and to help comparability. For the previous five-year strategic plan, a benchmark cost of capital of 12.5 per cent was applied.

On this basis, economic profit increased by US$2,262 million, compared with the first half of 2003, reflecting both the lower cost of capital rate and improved profitability. Measurement of economic profit involves a number of assumptions and, therefore, management believes that the trend over time is more relevant than the absolute economic profit reported for a single period.



Economic profit

	Half-year to					
	30 June 2004		30 June 2003		31 December 2003	
	US$m	**%**[1]	US$m[4]	%[1]	US$m	%[1]
Average shareholders' funds	**77,967**		61,354		73,714	
Add: cumulative goodwill written off and amortised	**9,406**		7,677		8,659	
Dividends declared but not paid	**2,872**		2,153		1,399	
Less: property revaluation reserves	**(1,756)**		(1,865)		(1,784)	
Average invested capital[2]	**88,489**		69,319		81,988	
Profit after tax	**7,000**	**15.9**	4,558	13.3	5,138	12.4
Add: goodwill amortisation	**883**	**2.0**	767	2.2	818	2.0
Depreciation charged on property revaluations	**19**	**–**	10	–	28	–
Less: equity minority interest	**(330)**	**(0.7)**	(261)	(0.8)	(226)	(0.5)
Non-equity minority interest	**(324)**	**(0.7)**	(191)	(0.5)	(244)	(0.6)
Return on invested capital[3]	**7,248**	**16.5**	4,883	14.2	5,514	13.3
Benchmark cost of capital	**(4,400)**	**(10.0)**	(4,297)	(12.5)	(5,166)	(12.5)
Economic profit/spread	**2,848**	**6.5**	586	1.7	348	0.8

1   *Expressed as a percentage of average invested capital.*
2   *Average invested capital is measured as shareholders' funds after adding back goodwill amortised and goodwill previously written-off directly to reserves and after deducting property revaluation reserves. This measure reflects capital initially invested and subsequent profit excluding goodwill amortisation.*
3   *Return on invested capital is based on attributable profit excluding goodwill amortisation adjusted for depreciation attributable to revaluation surpluses.*
4   *See footnote 1 on page 115.*

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Analysis by customer group and by geographical region

By customer group:

Profit excluding goodwill amortisation

Total	Personal Financial Services US$m	Consumer Finance[4] US$m	Total Personal Financial Services US$m	Commercial Banking US$m	Corporate, Investment Banking & Markets US$m	Private Banking US$m	Other[6] US$m	Inter-segment elimination US$m	Total US$m
				Half-year to 30 June 2004					
Net interest income	**4,816**	**5,605**	**10,421**	**2,311**	**2,027**	**332**	**15**	**–**	**15,106**
Dividend income	**6**	**4**	**10**	**3**	**288**	**5**	**23**	**–**	**329**
Net fees and commissions	**2,293**	**827**	**3,120**	**1,348**	**1,275**	**502**	**119**	**–**	**6,364**
Dealing profits	**77**	**–**	**77**	**70**	**1,011**	**138**	**87**	**–**	**1,383**
Other income	**453**	**669**	**1,122**	**354**	**442**	**20**	**1,024**	**(1,116)**	**1,846**
Other operating income	**2,829**	**1,500**	**4,329**	**1,775**	**3,016**	**665**	**1,253**	**(1,116)**	**9,922**
Operating income	**7,645**	**7,105**	**14,750**	**4,086**	**5,043**	**997**	**1,268**	**(1,116)**	**25,028**
Operating expenses excluding goodwill amortisation[1]	**(4,558)**	**(2,401)**	**(6,959)**	**(1,993)**	**(2,600)**	**(673)**	**(1,234)**	**1,116**	**(12,343)**
Operating profit before provisions[1]	**3,087**	**4,704**	**7,791**	**2,093**	**2,443**	**324**	**34**	**–**	**12,685**
Provisions for bad and doubtful debts	**(510)**	**(2,587)**	**(3,097)**	**85**	**220**	**(9)**	**(2)**	**–**	**(2,803)**
Provisions for contingent liabilities and commitments	**(13)**	**–**	**(13)**	**(2)**	**(82)**	**–**	**(12)**	**–**	**(109)**
Amounts written off fixed asset investments	**–**	**–**	**–**	**–**	**(8)**	**(1)**	**25**	**–**	**16**
Operating profit[1]	**2,564**	**2,117**	**4,681**	**2,176**	**2,573**	**314**	**45**	**–**	**9,789**
Share of operating profit in joint ventures[2]	**–**	**–**	**–**	**–**	**4**	**–**	**–**	**–**	**4**
Share of operating profit in associates[2]	**29**	**–**	**29**	**11**	**49**	**–**	**30**	**–**	**119**
Gains on disposal of investments and tangible fixed assets	**22**	**–**	**22**	**4**	**138**	**31**	**144**	**–**	**339**
Profit on ordinary activities before tax[3]	**2,615**	**2,117**	**4,732**	**2,191**	**2,764**	**345**	**219**	**–**	**10,251**
	%	%	%	%	%	%	%		%
Share of HSBC's pre-tax profits[3]	**25.5**	**20.7**	**46.2**	**21.4**	**27.0**	**3.4**	**2.0**		**100.0**
Cost:income ratio[1]	**59.6**	**33.8**	**47.2**	**48.8**	**51.6**	**67.5**	**97.3**		**49.3**
	US$m	US$m	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[7]									
Loans and advances to customers (net)	**194,700**	**122,176**	**316,876**	**116,946**	**137,915**	**20,870**	**2,268**		**594,875**
Total assets[8]	**230,133**	**146,135**	**376,268**	**144,559**	**541,485**	**52,392**	**28,244**		**1,142,948**
Customer accounts	**292,353**	**56**	**292,409**	**123,994**	**166,589**	**51,685**	**354**		**635,031**
The following assets and liabilities were significant to customer groups as noted:									
Loans and advances to banks (net)					**129,183**				
Debt securities, treasury bills and other eligible bills					**216,366**				
Deposits by banks					**93,332**				
Debt securities in issue		**108,017**							

Goodwill amortisation:

1 excluded from (1) above	*176*	*262*	*438*	*124*	*171*	*149*	*1*		*883*
2 excluded from (2) above	*–*	*–*	*–*	*–*	*–*	*–*	*–*		*–*
3 excluded from (3) above	*176*	*262*	*438*	*124*	*171*	*149*	*1*		*883*

For other footnotes, see page 36.

	Personal Financial Services US$m	Consumer Finance[5] US$m	Total Personal Financial Services US$m	Commercial Banking US$m	Corporate, Investment Banking & Markets US$m	Private Banking US$m	Other[6] US$m	Inter-segment elimination US$m	Total US$m
Total					Half-year to 30 June 2004				
Net interest income/(expense)	4,240	2,783	7,023	2,088	1,861	271	(22)	–	11,221
Dividend income	4	9	13	2	113	–	19	–	147
Net fees and commissions	1,690	406	2,096	1,055	1,055	396	79	–	4,681
Dealing profits/(losses)	56	–	56	61	1,042	115	(16)	–	1,258
Other income[10]	484	199	683	283	319	29	423	(537)	1,200
Other operating income[10]	2,234	614	2,848	1,401	2,529	540	505	(537)	7,286
Operating income[10]	6,474	3,397	9,871	3,489	4,390	811	483	(537)	18,507
Operating expenses excluding goodwill amortisation[1,10]	(3,856)	(1,211)	(5,067)	(1,759)	(2,041)	(561)	(599)	537	(9,490)
Operating profit/(loss) before provisions[1]	2,618	2,186	4,804	1,730	2,349	250	(116)	–	9,017
Provisions for bad and doubtful debts	(568)	(1,539)	(2,107)	(98)	(225)	(2)	58	–	(2,374)
Provisions for contingent liabilities and commitments	(7)	–	(7)	3	(9)	(1)	(42)	–	(56)
Amounts written off fixed asset investments	1	–	1	2	(45)	(4)	(14)	–	(60)
Operating profit/(loss)[1]	2,044	647	2,691	1,637	2,070	243	(114)	–	6,527
Share of operating profit in joint ventures[2]	8	–	8	–	3	–	–	–	11
Share of operating profit in associates[2]	19	–	19	10	29	–	34	–	92
Gains on disposal of investments and tangible fixed assets	11	2	13	–	135	25	76	–	249
Profit/(loss) on ordinary activities before tax[3]	2,082	649	2,731	1,647	2,237	268	(4)	–	6,879
	%	%	%	%	%	%	%		%
Share of HSBC's pre-tax profits[3]	30.3	9.4	39.7	23.9	32.5	3.9	–		100.0
Cost:income ratio[1]	59.6	35.6	51.3	50.4	46.5	69.2	124.0		51.3
	US$m	US$m	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[7]									
Loans and advances to customers (net)	152,750	107,501	260,251	101,086	124,072	16,097	2,119		503,625
Total assets[8,9,10]	181,795	129,582	311,377	129,060	456,743	53,147	21,562		971,889
Customer accounts	269,537	61	269,598	104,311	122,258	50,959	421		547,547
The following assets and liabilities were significant to customer groups as noted:									
Loans and advances to banks (net)					101,494				
Debt securities, treasury bills and other eligible bills					174,526				
Deposits by banks					70,536				
Debt securities in issue			104,177						

Goodwill amortisation:

1 excluded from (1) above	124	115	239	113	140	140	–		632
2 excluded from (2) above	–	–	–	–	135	–	–		135
3 excluded from (3) above	124	115	239	113	275	140	–		767

For other footnotes, see page 36.

Back to Contents

Financial Review (continued)

Profit excluding goodwill amortisation *(continued)*

	Half-year to 30 June 2004								
Total	Personal Financial Services US$m	Consumer Finance[4] US$m	Total Personal Financial Services US$m	Commercial Banking US$m	Corporate, Investment Banking & Markets US$m	Private Banking US$m	Other[6] US$m	Inter-segment elimination US$m	Total US$m
Net interest income	4,414	5,506	9,920	2,108	2,038	303	8	–	14,377
Dividend income	2	3	5	1	48	3	18	–	75
Net fees and commissions	1,933	813	2,746	1,201	1,260	426	80	–	5,713
Dealing profits/(losses)	77	–	77	57	722	94	(30)	–	920
Other income[10]	350	475	825	304	486	21	515	(671)	1,480
Other operating income[10]	2,362	1,291	3,653	1,563	2,516	544	583	(671)	8,188
Operating income[10]	6,776	6,797	13,573	3,671	4,554	847	591	(671)	22,565
Operating expenses excluding goodwill amortisation[1,10]	(4,376)	(2,186)	(6,562)	(2,009)	(2,332)	(588)	(772)	671	(11,592)
Operating profit/(loss) before provisions[1]	2,400	4,611	7,011	1,662	2,222	259	(181)	–	10,973
Provisions for bad and doubtful debts	(490)	(3,036)	(3,526)	(176)	(72)	–	55	–	(3,719)
Provisions for contingent liabilities and commitments	(12)	–	(12)	11	(44)	(1)	58	–	12
Amounts written off fixed asset investments	(19)	–	(19)	(2)	(46)	1	20	–	(46)
Operating profit/(loss)[1]	1,879	1,575	3,454	1,495	2,060	259	(48)	–	7,220
Share of operating profit in joint ventures[2]	3	–	3	–	5	–	–	–	8
Share of operating profit in associates[2]	28	–	28	10	51	–	40	–	129
Gains on disposal of investments and tangible fixed assets	16	1	17	6	90	36	16	–	165
Profit on ordinary activities before tax[3]	1,926	1,576	3,502	1,511	2,206	295	8	–	7,522
	%	%	%	%	%	%	%		%
Share of HSBC's pre-tax profits[3]	25.6	21.0	46.6	20.1	29.3	3.9	0.1		100.0
Cost:income ratio[1]	64.6	32.2	48.3	54.7	51.2	69.4	130.6		51.4
	US$m	US$m	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[7]									
Loans and advances to customers (net)	173,613	116,409	290,022	103,495	115,092	18,109	2,259		528,977
Total assets[8,10]	206,694	145,383	352,077	128,086	462,995	54,510	25,561		1,023,229
Customer accounts	290,540	232	290,772	111,515	119,335	50,951	557		573,130
The following assets and liabilities were significant to customer groups as noted:									
Loans and advances to banks (net)					101,277				
Debt securities, treasury bills and other eligible bills					186,139				
Deposits by banks					65,882				
Debt securities in issue		110,905							
Goodwill amortisation:									
1 *excluded from (1) above*	*125*	*264*	*389*	*150*	*132*	*142*	*5*		*818*
2 *excluded from (2) above*	*1*	*–*	*1*	*–*	*–*	*–*	*(1)*		*–*
3 *excluded from (3) above*	*126*	*264*	*390*	*150*	*132*	*142*	*4*		*818*

For other footnotes, see page 36.

Personal Financial Services

Profit excluding goodwill amortisation

	Half-year to		
	30 June 2004 US$m	30 June 2003 US$m	31 December 2003 US$m
Net interest income	**4,816**	4,240	4,414
Dividend income	**6**	4	2
Net fees and commissions	**2,293**	1,690	1,933
Dealing profits	**77**	56	77
Other income[10]	**453**	484	350
Other operating income[10]	**2,829**	2,234	2,362
Operating income[10]	**7,645**	6,474	6,776
Operating expenses excluding goodwill amortisation[1,10]	**(4,558)**	(3,856)	(4,376)
Operating profit before provisions[1]	**3,087**	2,618	2,400
Provisions for bad and doubtful debts	**(510)**	(568)	(490)
Provisions for contingent liabilities and commitments	**(13)**	(7)	(12)
Amounts written off fixed asset investments	**–**	1	(19)
Operating profit[1]	**2,564**	2,044	1,879
Share of operating profit in joint ventures[2]	**–**	8	3
Share of operating profit in associates[2]	**29**	19	28
Gains on disposal of investments and tangible fixed assets	**22**	11	16
Profit on ordinary activities before tax[3]	**2,615**	2,082	1,926
By geographical region:			
Europe	**891**	592	675
Hong Kong	**1,036**	894	846
Rest of Asia-Pacific	**175**	106	52
North America	**489**	474	396
South America	**24**	16	(43)
Profit on ordinary activities before tax[3]	**2,615**	2,082	1,926
	%	%	%
Share of HSBC's pre-tax profits[3]	**25.5**	30.3	25.6
Cost:income ratio[1]	**59.6**	59.6	64.6
	US$m	US$m	US$m
Selected balance sheet data[7]			
Loans and advances to customers (net)	**194,700**	152,750	173,613
Total assets[8,10]	**230,133**	181,795	206,694
Customer accounts	**292,353**	269,537	290,540

Goodwill amortisation:
1 *excluded from (1) above*	*176*	*124*	*125*
2 *excluded from (2) above*	*–*	*–*	*1*
3 *excluded from (3) above*	*176*	*124*	*126*

For other footnotes, see page 36.

Business highlights

- The one-millionth HSBC *Premier* customer was recruited.

- There was an encouraging improvement in efficiency in Europe as revenues increased by 14 per cent compared with cost growth of 3 per cent.

- Strong growth was experienced in HSBC's Asian businesses outside Hong Kong, leveraging past investment and driving pre-tax profit higher by 64 per cent compared with the first half of 2003.

- Record mortgage business was achieved in the UK, with an 18 per cent growth in balances.

- In Hong Kong, sales of unit trusts and capital-protected investment products reached record levels, and HSBC led the market in new regular premium life sales. These factors helped compensate for a 17 per cent reduction in net interest income as margin attrition continued in the low interest rate environment.

- Cards in circulation in Hong Kong grew by 13 per cent and cardholder spending by 43 per cent.

- The improved credit environment in Asia drove specific provisions down by 58 per cent to US$125 million and justified a recovery of general provisions equivalent to US$52 million.

- Free current account services were launched in the US and a new retirement service commenced in France.

- Low cost deposits and insurance revenues grew strongly in Mexico, in conjunction with the launch of HSBC *Premier*. HSBC increased its market share of international remittances and is working with Household to launch a US-based remittance business to complement the existing Mexican-based infrastructure.

- The cards base in the Middle East increased by 35 per cent, and the June launch of HSBC Amanah for HSBC's *shariah* products was well received.

- The integration of Losango in South America progressed well.

HSBC HOLDINGS PLC

Financial Review (continued)

Consumer Finance

Profit excluding goodwill amortisation

	Half-year to		
	30 June 2004	30 June 2003	31 December 2003
	US$m	US$m	US$m
Net interest income	**5,605**	2,783	5,506
Dividend income	**4**	9	3
Net fees and commissions	**827**	406	813
Dealing profits	**–**	–	–
Other income	**669**	199	475
Other operating income	**1,500**	614	1,291
Operating income	**7,105**	3,397	6,797
Operating expenses excluding goodwill amortisation[1]	**(2,401)**	(1,211)	(2,186)
Operating profit before provisions[1]	**4,704**	2,186	4,611
Provisions for bad and doubtful debts	**(2,587)**	(1,539)	(3,036)
Operating profit[1]	**2,117**	647	1,575
Gains on disposal of investments and tangible fixed assets	**–**	2	1
Profit on ordinary activities before tax[2]	**2,117**	649	1,576
By geographical region:			
Europe	**63**	44	113
North America	**2,054**	605	1,463
Profit on ordinary activities before tax[2]	**2,117**	649	1,576
	%	%	%
Share of HSBC's pre-tax profits[2]	**20.7**	9.4	21.0
Cost:income ratio[1]	**33.8**	35.6	32.2
	US$m	US$m	US$m
Selected balance sheet data[7]			
Loans and advances to customers (net)	**122,176**	107,501	116,409
Total assets[8]	**146,135**	129,582	145,383
Debt securities in issue	**108,017**	104,177	110,905

Goodwill amortisation:
1 excluded from (1) above	*262*	*115*	*264*
2 excluded from (2) above	*262*	*115*	*264*

For other footnotes, see page 36.

Business highlights

- The integration of Household International into HSBC was virtually completed, with the potential seen in sharing Household's technology and marketing skills and experience in retail credit management and retail services in the rest of HSBC being realised.

- The rollout of Household's WHIRL credit card system will enable HSBC to accelerate the build-up of cards in a number of countries.

- Household achieved year-on-year growth in customer loans of around 13 per cent, driven by strong organic loan growth in the real estate secured portfolio.

- Expansion into prime and near-prime markets in the US is contributing to loan growth, with US$1.9 billion of originations from a correspondent, and new product offerings, such as the 'Secured Plus' mortgage product which added US$1.7 billion of new loans. This expansion was enabled by access to competitive funding.

- Funding synergies were broadly in line with expectations, with consumer finance benefiting by US$160 million. Group funding of Consumer Finance, including by HSBC clients, reached US$19 billion.

- Operational synergies remained on track. The technology services teams of both HSBC and Household International in North America have now been merged, Household's use of Group Service Centres increased, and consolidated purchasing activities delivered US$30 million of recurring purchasing savings during the period. The migration of the US, the UK and Mexican card-processing requirements to WHIRL, and other system integrations, will save US$35 million per annum.

- Strong improvement was seen in credit quality, driven by the economic upturn, tighter credit scoring, and improved collection activity. Delinquency trends were positive in all areas.

Commercial Banking

Profit excluding goodwill amortisation

	Half-year to		
	30 June 2004	30 June 2003	31 December 2003
	US$m	US$m	US$m
Net interest income	**2,311**	2,088	2,108
Dividend income	**3**	2	1
Net fees and commissions	**1,348**	1,055	1,201
Dealing profits	**70**	61	57
Other income[10]	**354**	283	304
Other operating income[10]	**1,775**	1,401	1,563
Operating income[10]	**4,086**	3,489	3,671
Operating expenses excluding goodwill amortisation[1,10]	**(1,993)**	(1,759)	(2,009)
Operating profit before provisions[1]	**2,093**	1,730	1,662
Provisions for bad and doubtful debts	**85**	(98)	(176)
Provisions for contingent liabilities and commitments	**(2)**	3	11
Amounts written off fixed asset investments	**–**	2	(2)
Operating profit[1]	**2,176**	1,637	1,495
Share of operating profit in associates[2]	**11**	10	10
Gains on disposal of investments and tangible fixed assets	**4**	–	6
Profit on ordinary activities before tax[3]	**2,191**	1,647	1,511
By geographical region:			
Europe	**859**	706	597
Hong Kong	**539**	358	353
Rest of Asia-Pacific	**269**	234	216
North America	**449**	299	296
South America	**75**	50	49
Profit on ordinary activities before tax[3]	**2,191**	1,647	1,511
	%	%	%
Share of HSBC's pre-tax profits[3]	**21.4**	23.9	20.1
Cost:income ratio[1]	**48.8**	50.4	54.7
	US$m	US$m	US$m
Selected balance sheet data[7]			
Loans and advances to customers (net)	**116,946**	101,086	103,495
Total assets[8,10]	**144,559**	129,060	128,086
Customer accounts	**123,994**	104,311	111,515

Goodwill amortisation:
1 excluded from (1) above	*124*	*113*	*150*
2 excluded from (2) above	*–*	*–*	*–*
3 excluded from (3) above	*124*	*113*	*150*

For other footnotes, see page 36.

Business highlights

- Pre-tax profit grew by 26 per cent compared with the same period last year on the back of good revenue growth and improving credit quality.

- Sales activity expanded across the segment and further progress was made in building cross-border business and referrals. The business internet banking proposition was enhanced and further investment made in customer relationship management systems and related marketing support.

- Despite declining interest margins in several key businesses, revenues grew by a healthy 9 per cent on the back of strong growth in loans and advances to customers of 16 per cent, customer accounts of 19 per cent, and fee and commission income from trade finance, credit services, insurance and card acquiring.

- Cross-border business referrals into China and between the US and Canada grew strongly, and further initiatives – between the UK, France and Germany, and between Brazil and Argentina – were launched.

- Specialist Business Banking Centres were added in Hong Kong. The Corporate Banking Centres were used to manage more top tier customers in the UK, France and Canada.

- Trade finance activity was strong in the Middle East and Asia, particularly in Japan, Malaysia and China, where robust intra-regional trade added to growth.

- Business internet banking customer numbers grew by over 50 per cent, in combination with a significant increase in transaction volumes and revenues.

- Joint initiatives between Household's retail services and HSBC's customer services generated increasing opportunities and new business was booked in Canada, the US and in Brazil, where new business from Losango was well ahead of expectations.

- Bad and doubtful debts moved to a net release position reflecting improving credit quality and economic recovery in Hong Kong and North America. Credit quality remained stable across all other regions.

Financial Review (continued)

Corporate, Investment Banking and Markets

Profit excluding goodwill amortisation

	Half-year to		
	30 June 2004	30 June 2003	31 December 2003
	US$m	US$m	US$m
Net interest income	**2,027**	1,861	2,038
Dividend income	**288**	113	48
Net fees and commissions	**1,275**	1,055	1,260
Dealing profits	**1,011**	1,042	722
Other income[10]	**442**	319	486
Other operating income[10]	**3,016**	2,529	2,516
Operating income[10]	**5,043**	4,390	4,554
Operating expenses excluding goodwill amortisation[1,10]	**(2,600)**	(2,041)	(2,332)
Operating profit before provisions[1]	**2,443**	2,349	2,222
Provisions for bad and doubtful debts	**220**	(225)	(72)
Provisions for contingent liabilities and commitments	**(82)**	(9)	(44)
Amounts written off fixed asset investments	**(8)**	(45)	(46)
Operating profit[1]	**2,573**	2,070	2,060
Share of operating profit in joint ventures[2]	**4**	3	5
Share of operating profit in associates[2]	**49**	29	51
Gains on disposal of investments and tangible fixed assets	**138**	135	90
Profit on ordinary activities before tax[3]	**2,764**	2,237	2,206
By geographical region:			
Europe	**926**	829	794
Hong Kong	**828**	576	699
Rest of Asia-Pacific	**488**	365	367
North America	**450**	484	353
South America	**72**	(17)	(7)
Profit on ordinary activities before tax[3]	**2,764**	2,237	2,206
	%	%	%
Share of HSBC's pre-tax profits[3]	**27.0**	32.5	29.3
Cost:income ratio[1]	**51.6**	46.5	51.2
	US$m	US$m	US$m
Selected balance sheet data[7]			
Loans and advances to: customers (net)	**137,915**	124,072	115,092
banks (net)	**129,183**	101,494	101,277
Total assets[8,10]	**541,485**	456,743	462,995
Customer accounts	**166,589**	122,258	119,335
Debt securities, treasury bills and other eligible bills	**216,366**	174,526	186,139
Deposits by banks	**93,332**	70,536	65,882

Goodwill amortisation:
1 *excluded from (1) above* — 171 / 140 / 132
2 *excluded from (2) above* — – / 135 / –
3 *excluded from (3) above* — 171 / 275 / 132

For other footnotes, see page 36

Business highlights

- The planned investment to upgrade the product and service capabilities of the CIBM businesses, particularly Global Markets and Global Investment Banking, is on track. Over 700 people have been recruited. At the same time, our planned restructuring saw a similar number of staff departures. Some 90 per cent of planned senior hires have been made with new recruits joining progressively over this year. Growing revenues have helped fund this investment.

- Global Markets revenues were higher than the comparable period in 2003. Foreign exchange and derivatives activities benefited from US dollar volatility, increased customer activity and the continued demand for structured products, as well as from successful new hiring. Accrual book earnings were higher, with the adverse impact of rising US and UK interest rates mitigated by effective positioning in major markets and favourable rate movements in South America. Fixed income revenue was lower, reflecting a fall in demand in the secondary market for corporate bonds.

- Within Corporate and Institutional Banking, improved economic conditions led to restructuring and refinancing activity globally that allowed HSBC to recover provisions against impaired loans.

- The success of the restructuring of Global Investment Banking was reflected by its leading role in several landmark advisory and financing transactions. Worldwide, HSBC's share of international bond issuance rose to 4.5 per cent from 3.8 per cent in the same period in 2003.

- In Global Transaction Banking, the custody business benefited from strong market sentiment and investment flows across markets within Asia-Pacific. HSBC's custody and funds administration businesses quickly integrated and successfully leveraged the capabilities of Bank of Bermuda.

- Revenues from Asset Management Services increased with strong performances from our Asia-Pacific businesses.

Private Banking

Profit excluding goodwill amortisation

	Half-year to		
	30 June 2004	30 June 2003	31 December 2003
	US$m	US$m	US$m
Net interest income	**332**	271	303
Dividend income	**5**	–	3
Net fees and commissions	**502**	396	426
Dealing profits	**138**	115	94
Other income	**20**	29	21
Other operating income	**665**	540	544
Operating income	**997**	811	847
Operating expenses excluding goodwill amortisation[1]	**(673)**	(561)	(588)
Operating profit before provisions[1]	**324**	250	259
Provisions for bad and doubtful debts	**(9)**	(2)	–
Provisions for contingent liabilities and commitments	**–**	(1)	(1)
Amounts written off fixed asset investments	**(1)**	(4)	1
Operating profit[1]	**314**	243	259
Gains on disposal of investments and tangible fixed assets	**31**	25	36
Profit on ordinary activities before tax[2]	**345**	268	295
By geographical region:			
Europe	**190**	138	201
Hong Kong	**76**	70	57
Rest of Asia-Pacific	**29**	22	14
North America	**47**	38	25
South America	**3**	–	(2)
Profit on ordinary activities before tax[2]	**345**	268	295
	%	%	%
Share of HSBC's pre-tax profits[3]	**3.4**	3.9	3.9
Cost:income ratio[1]	**67.5**	69.2	69.4
	US$m	US$m	US$m
Selected balance sheet data[7]			
Loans and advances to customers (net)	**20,870**	16,097	18,109
Total assets[8]	**52,392**	53,147	54,510
Customer accounts	**51,685**	50,959	50,951

Goodwill amortisation:

1 *excluded from (1) above*	*149*	*140*	*142*
2 *excluded from (2) above*	*149*	*140*	*142*

For other footnotes, see page 36

Business highlights

- Following a period of restructuring, HSBC was able to take advantage of improved market conditions to drive strong growth in revenue, with higher sales of bonds and structured products as well as increased foreign exchange activity with clients. Productivity improved.
- Fee and commission growth of 13 per cent year-on-year reflected an improved product mix and an increase in both advisory and discretionary mandates.
- On a like-for-like basis, funds under management increased by 15 per cent with net new money up 9 per cent, driven by new product offerings such as Strategic Investment Solutions ('SIS'), structured products and hedge fund advisory.
- The HSBC Private Bank brand was launched successfully and Private Banking extended its geographic footprint by opening new representative offices in Stockholm and Athens and establishing an onshore private banking capability in Malaysia. Private Banking began to develop opportunities in the high-growth China and Japanese markets.
- Bank of Bermuda's Private Client Services business added considerable product and service strength to existing trust capabilities, making HSBC one of the largest international private trust banks in the world, operating from 23 locations.
- With the continued focus on higher-value products and services, the SIS product has attracted US$610 million of client funds since its launch in July 2003 while US$3.8 billion of new assets were invested in hedge funds.
- Lending to clients and their families has grown by 30 per cent since June 2003.

HSBC HOLDINGS PLC

Financial Review (continued)

Other[10]

Profit/(loss) excluding goodwill amortisation

	Half-year to		
	30 June 2004	30 June 2003	31 December 2003
	US$m	US$m	US$m
Net interest income/(expense)	**15**	(22)	8
Dividend income	**23**	19	18
Net fees and commissions	**119**	79	80
Dealing profits/(losses)	**87**	(16)	(30)
Other income[10]	**1,024**	423	515
Other operating income[10]	**1,253**	505	583
Operating income[10]	**1,268**	483	591
Operating expenses excluding goodwill amortisation[1,10]	**(1,234)**	(599)	(772)
Operating profit/(loss) before provisions[1]	**34**	(116)	(181)
Provisions for bad and doubtful debts	**(2)**	58	55
Provisions for contingent liabilities and commitments	**(12)**	(42)	58
Amounts written off fixed asset investments	**25**	(14)	20
Operating profit/(loss)[1]	**45**	(114)	(48)
Share of operating profit in associates[2]	**30**	34	40
Gains on disposal of investments and tangible fixed assets	**144**	76	16
Profit/(loss) on ordinary activities before tax[3]	**219**	(4)	8
By geographical region:			
Europe	**138**	71	102
Hong Kong	**101**	(55)	(68)
Rest of Asia-Pacific	**12**	26	24
North America	**(18)**	(67)	(109)
South America	**(14)**	21	59
Profit/(loss) on ordinary activities before tax[3]	**219**	(4)	8
	%	%	%
Share of HSBC's pre-tax profits[3]	**2.0**	–	0.1
Cost:income ratio[1]	**97.3**	124.0	130.6
	US$m	US$m	US$m
Selected balance sheet data[7]			
Loans and advances to customers (net)	**2,268**	2,119	2,259
Total assets[8,9,10]	**28,244**	21,562	25,561
Customer accounts	**354**	421	557

Goodwill amortisation:

1 excluded from (1) above	*1*	*–*	*5*
2 excluded from (2) above	*–*	*–*	*(1)*
3 excluded from (3) above	*1*	*–*	*4*

For other footnotes, see page 36.

Business highlights

- Included within 'Other' are the Group Service Centres. Greater utilisation saw their costs rise from US$51 million to US$558 million. As almost all their activity is recharged to HSBC users, their income also increased from US$48 million to US$564 million.

- Net fees and commissions and other income of the Group's wholesale insurance operations amounted to US$209 million in the first half of 2004, compared with US$174 million in the same period last year.

- There were disposal gains in Hong Kong, due to the sale of an associated company and a residential property, and in Europe reflecting the sale of an insurance company.

By geographical region:

In the analysis of profit by geographical region that follows, operating income and operating expenses include intra-HSBC items of US$279 million (first half of 2003: US$200 million; second half of 2003: US$222 million).

Profit on ordinary activities before tax

	Half-year to					
	30 June 2004 US$m	%	30 June 2003 US$m	%	31 December 2003 US$m	%
Europe	2,620	28.0	1,869	30.6	2,100	31.3
Hong Kong	2,576	27.5	1,840	30.1	1,888	28.2
Rest of Asia-Pacific	939	10.0	734	12.0	657	9.8
North America	3,099	33.1	1,602	26.2	2,011	30.0
South America	134	1.4	67	1.1	48	0.7
Total	9,368	100.0	6,112	100.0	6,704	100.0

Profit on ordinary activities before tax excluding goodwill amortisation

	Half-year to					
	30 June 2004 US$m	%	30 June 2003 US$m	%	31 December 2003 US$m	%
Europe	3,067	29.8	2,380	34.7	2,482	33.1
Hong Kong	2,580	25.2	1,843	26.8	1,887	25.1
Rest of Asia-Pacific	973	9.5	753	10.9	673	8.9
North America	3,471	33.9	1,833	26.6	2,424	32.2
South America	160	1.6	70	1.0	56	0.7
Total	10,251	100.0	6,879	100.0	7,522	100.0

Total assets

	At 30 June 2004 US$m	%	At 30 June 2003 US$m	%	At 31 December 2003 US$m	%
Europe	479,431	42.0	406,699	41.9	425,312	41.6
Hong Kong[8]	205,090	17.9	184,207	19.0	197,487	19.3
Rest of Asia-Pacific	107,630	9.4	87,757	9.0	98,081	9.6
North America	337,281	29.5	283,133	29.1	289,800	28.3
South America	13,516	1.2	10,093	1.0	12,549	1.2
Total	1,142,948	100.0	971,889	100.0	1,023,229	100.0

For above footnotes, see page 36.

Basis of preparation

The results are presented in accordance with the accounting policies used in the preparation of HSBC's consolidated financial statements. HSBC's operations are closely integrated and, accordingly, the presentation of customer group data includes internal allocations of certain items of income and expense. These allocations include the costs of certain support services and head office functions, to the extent that these can be meaningfully attributed to operational business lines. While such allocations have been made on a systematic and consistent basis, they necessarily involve a degree of subjectivity.

Where relevant, income and expense amounts presented include the results of intra-segment funding as well as inter-company and inter-business line transactions. All such transactions are undertaken on arm's-length terms. Intra-segment funding and placements of surplus funds are generally undertaken at market interest rates.

Financial Review (continued)

Footnotes to 'Analysis by customer group and by geographical region'

1,2,3 *Goodwill amortisation excluded from profit/(loss) is disclosed in the tables on pages 26 to 34.*
4   *Comprises Household International's consumer finance business and the US residential mortgages acquired by HSBC Bank USA from Household International and its correspondents since December 2003.*
5   *Comprises Household International's consumer finance activities since the date of acquisition.*
6   *The main items reported under 'Other' are the income and expenses of wholesale insurance operations, certain property activities, unallocated investment activities including hsbc.com, centrally held investment companies and HSBC's holding company and financing operations. The results include net interest earned on free capital held centrally and operating costs incurred by the head office operations in providing stewardship and central management services to HSBC. Net fees and commissions and other income of the Group's wholesale insurance operations amounted to US$209 million in the first half of 2004 (first half of 2003: US$174 million; second half of 2003: US$208 million). 'Other' also includes the activities of Group Service Centres and Shared Service Organisations (see footnote 10 below).*
7   *Third party only.*
8   *Excluding Hong Kong Government certificates of indebtedness.*
9   *See footnote 1 on page 115.*
10 *As a result of growth in use of Group Service Centres and Shared Service Organisations, the activities of these centres have been included in the 'Other' customer group. Comparatives for the six months to June and December 2003 have been restated to 'Other' where these activities were formerly reported across customer groups.*

Europe

Profit/(loss) before tax excluding goodwill amortisation

	Half-year to		
	30 June 2004 US$m	30 June 2003 US$m	31 December 2003 US$m
Personal Financial Services	**891**	592	675
United Kingdom	**719**	472	578
France[4]	**119**	99	66
Other	**53**	21	31
Consumer Finance[1]	**63**	44	113
United Kingdom	**63**	44	113
Total Personal Financial Services	**954**	636	788
United Kingdom	**782**	516	691
France[4]	**119**	99	66
Other	**53**	21	31
Commercial Banking	**859**	706	597
United Kingdom	**650**	488	451
France[4]	**139**	153	104
Other	**70**	65	42
Corporate, Investment Banking and Markets[3]	**926**	829	794
United Kingdom	**633**	542	605
France[4]	**120**	130	(1)
Other	**173**	157	190
Private Banking	**190**	138	201
United Kingdom	**60**	40	33
France[4]	**(8)**	2	19
Switzerland	**97**	67	130
Other	**41**	29	19
Other[3]	**138**	71	102
United Kingdom	**170**	86	173
France[4]	**(50)**	(52)	(56)
Other	**18**	37	(15)
Total[2, 3]	**3,067**	2,380	2,482
United Kingdom	**2,295**	1,672	1,953
France[4]	**320**	332	132
Switzerland	**97**	67	130
Other	**355**	309	267

1   *Comprises Household International's consumer finance business since the date of acquisition.*
2   *Goodwill amortisation excluded:*

– arising on subsidiaries	*447*	*376*	*382*
– arising on associates and joint ventures	*–*	*135*	*–*
– total	*447*	*511*	*382*

3   *Intra-group charges previously netted between countries are reported gross in 2004. Figures for the six months to June and December 2003 have been restated on a comparable basis.*
4   *France principally comprises CCF's domestic operations and the Paris branch of HSBC Bank.*

37

Financial Review (continued)

Profit before tax

Europe	Half-year to		
	30 June 2004 US$m	30 June 2003 US$m	31 December 2003 US$m
Net interest income	**4,313**	3,508	4,032
Dividend income	**294**	106	44
Net fees and commissions	**3,047**	2,446	2,746
Dealing profits	**511**	531	429
Other income	**798**	570	683
Other operating income	**4,650**	3,653	3,902
Total operating income	**8,963**	7,161	7,934
Staff costs	**(3,222)**	(2,632)	(2,944)
Premises and equipment	**(591)**	(506)	(552)
Other	**(1,284)**	(950)	(1,118)
Depreciation and intangible asset amortisation	**(477)**	(396)	(431)
	(5,574)	(4,484)	(5,045)
Goodwill amortisation	**(447)**	(376)	(382)
Operating expenses	**(6,021)**	(4,860)	(5,427)
Operating profit before provisions	**2,942**	2,301	2,507
Provisions for bad and doubtful debts	**(423)**	(343)	(531)
Provisions for contingent liabilities and commitments	**(79)**	(17)	(16)
Amounts written off fixed asset investments	**(10)**	(46)	(18)
Operating profit	**2,430**	1,895	1,942
Share of operating profit/(loss) in joint venture	**4**	(132)	5
Share of operating profit in associates	**21**	18	29
Gains on disposal of investments and tangible fixed assets	**165**	88	124
Profit on ordinary activities before tax	**2,620**	1,869	2,100
	%	%	%
Share of HSBC's pre-tax profits (excluding goodwill amortisation)	**29.8**	34.7	33.1
Share of HSBC's pre-tax profits	**28.0**	30.6	31.3
Cost:income ratio (excluding goodwill amortisation)	**62.2**	62.6	63.6
Period-end staff numbers (full-time equivalent)	**74,798**	75,815	73,943
	US$m	US$m	US$m
Selected balance sheet data[1]			
Loans and advances to customers (net)	**238,344**	192,653	210,605
Loans and advances to banks (net)	**63,058**	58,586	51,783
Debt securities, treasury bills and other eligible bills	**102,322**	80,007	82,656
Total assets[2]	**479,431**	406,699	425,312
Deposits by banks	**68,631**	55,134	47,500
Customer accounts	**262,244**	224,343	242,724

1   *Third party only.*
2   *See footnote 1 on page 115.*

The UK economy continued to perform well in the first half of 2004, with most leading indicators suggesting firm growth rates would be maintained over the short term. As economic activity rose at a healthy pace in the first half of 2004, unemployment remained at a record low. Investment spending and industrial activity, two of the main economic laggards over the past few years, expanded as corporate balance sheets and the global economy continued to improve. The main domestic economic factor in the first half of 2004 was the persistent strength and possibility of acceleration in consumer spending and housing market activity. As a consequence, the Monetary Policy Committee raised interest rates three times during the period to 4.5 per cent, and HSBC expects these to reach 5 per cent or more by the end of the year.

Although UK inflation is expected to rise in the next few months, primarily due to higher oil prices, it is expected to remain below the Bank of England's 2 per cent target. Nevertheless, signs of a domestic and global economic recovery at a time of low unemployment in the UK threaten a rebound in future inflation. The deterioration in public finances, growing household indebtedness, continued rise in house prices and a widening trade deficit all cast doubt over the sustainability of the currently benign UK economic picture.

A tentative euro zone economic recovery began in the middle of 2003, with stronger global growth stimulating the export sector, although consumer spending and investment remained lacklustre. In 2004 the recovery both strengthened and broadened. Euro zone gross domestic product ('GDP') and consumption grew at their fastest rates for three years in the first quarter of 2004 and this strength appears to have been maintained in the second quarter. Of the major euro zone countries, France and Spain recorded the strongest growth in recent months, while German consumers remained reluctant to spend in the face of continued weakness in the labour market.

The rise in oil prices helped push euro zone inflation above the European Central Bank's target of 'less than 2 per cent', leading markets to expect higher interest rates in the region later this year. Underlying inflationary pressures, however, remained under control with wage growth of just over 2 per cent.

In the light of this economic backdrop, credit growth was concentrated in the personal sector, which offered the broadest diversification and most attractive returns on a risk-adjusted basis.

HSBC took further steps to control its cost base in the UK and move towards a greater sales orientation. In June, 3,000 redundancies were announced in the retail bank as it focused on improving efficiency and streamlining its product range. The UK bank will recruit an additional 1,000 customer-facing staff to support its focus on customer needs, business development and customer relationships. In the short term, these actions incurred both redundancy and excess property provisioning costs totalling some US$55 million to deal with the cost of staff specifically identified to date within the 3,000 total. An additional US$100 million charge is expected in the second half of the year to cover costs relating to the remaining affected employees. In Corporate, Investment Banking and Markets, restructuring and recruitment in line with planned business expansion, together with higher performance-related incentive awards, added US$70 million to costs.

European operations reported a pre-tax profit of US$2,620 million, compared with US$1,869 million in the first half of 2003. Excluding goodwill amortisation, pre-tax profit was US$3,067 million, representing 30 per cent of HSBC's total profit on this basis. At constant exchange rates, the underlying growth in pre-tax profit before goodwill amortisation was 14 per cent. Goodwill amortisation fell by US$64 million to US$447 million compared with the first half of 2003. This was due to the non-recurrence of a goodwill impairment in respect of a UK fund management company acquired as part of the CCF acquisition as a joint venture, partly offset by acquisitions.

The commentary that follows is based on constant exchange rates and is on an underlying basis.

Personal Financial Services reported a pre-tax profit, before goodwill amortisation, of US$891 million, an increase of 34 per cent. This reflected strong growth in UK consumer lending, mortgages, and deposits, which produced a 15 per cent increase in net interest income, as low unemployment and a strong housing market encouraged consumer spending despite a series of interest rate rises.

39

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Successful targeting, using HSBC's customer relationship systems, contributed to growth of 22 per cent in UK personal lending, increasing market share by 1.1 percentage points to 11.6 per cent. Card balances grew by 20 per cent due to the continued strength of consumer expenditure, reduced pricing and the success of a series of promotional campaigns.

UK mortgage balances increased by 18 per cent to US$47.0 billion. A number of new products were introduced into the buoyant housing market, including two fixed rate mortgage offers which were launched in the first half of the year, generating sales of over US$2.3 billion. Pricing was maintained at a competitive level, despite rises in interest rates, as part of a customer acquisition strategy. Overall, gross new lending grew by 20 per cent, although the reduced spreads more than offset the benefit from higher balances. HSBC and First Direct again won major awards for their mortgage products from *What Mortgage?* magazine.

Savings balances in the UK grew by 10 per cent to US$41.1 billion and spreads widened as interest rates rose. An increase in UK current accounts helped average balances rise by 15 per cent to US$22.3 billion, although the benefit of higher balances was partly offset by a small reduction in spreads.

In France, a similar pattern emerged, and CCF's net interest income grew by 5 per cent, driven by revenue growth in sight deposits and stronger mortgage sales, which contributed to an 11 per cent increase in personal lending.

Other operating income rose by 14 per cent due to growth in fees on personal overdrafts, repayment protection products, investments and credit cards. Premium income from repayment protection products in the UK grew by 10 per cent, boosted by the strong growth in mortgages, personal loans and credit cards. In France, sales of investment and protection products improved, reflecting growth in lending and the recovery in equity markets. Sales of investment products also improved in the UK, reflecting renewed confidence in equity markets.

Operating expenses, excluding goodwill amortisation, increased by 3 per cent. Excluding its US$33 million share of restructuring costs noted above, Personal Financial Services' underlying costs were broadly in line with last year. Staff costs, on this basis, were 2 per cent lower than in the first half of 2003, reflecting operational efficiencies, and

further migration of processes to the Group Service Centres. Staff cost savings were offset partly by a 5 per cent increase in other administrative costs as new advertising and marketing campaigns were launched for credit cards in the UK, packaged current, savings and investment accounts in France, and mortgages and personal loans in both countries.

The increased charge for bad and doubtful debts was driven by growth in unsecured lending in the latter part of 2003, combined with higher levels of personal bankruptcies in the first half of 2004, and a rise in delinquencies across most unsecured products as HSBC broadened the mix of customers targeted.

Provisions for contingent liabilities and commitments in the first half of 2004 included a US$24 million charge for potential payments to UK customers in respect of shortfalls on certain mortgage endowment policies.

In **Consumer Finance**, HFC Bank contributed pre-tax profit, before goodwill amortisation, of US$63 million in the first half of 2004. Lending balances increased by 6 per cent compared with December 2003, with growth strongest in the personal unsecured, and home equity portfolios. Household's marbles™ card is now being offered to HSBC customers, and cross-referrals in mortgages, lending, and personal banking are being expanded between the two operations.

Pre-tax profits, before goodwill amortisation, in **Commercial Banking** rose by 9 per cent to US$859 million, driven by strong growth in the UK.

Net interest income increased by 5 per cent as loans and deposits both grew in the first half of the year. Deposit balances in the business money manager product in the UK grew by 20 per cent, reflecting its continued popularity, while the active property market boosted solicitors' client deposit balances by 17 per cent. Following the introduction of free banking for switching customers, a number of successful promotions and a rise in customer recommendations, customer numbers in the UK grew by 8 per cent. HSBC attracted over 73,000 new customers in the first half of the year and, at 20 per cent, now has the largest market share of start-up business accounts. As a result, average current account balances rose by 20 per cent. Combined with a widening of spreads, liability growth contributed US$44 million to net interest income. The upturn in the economy saw renewed growth in lending in the UK. Commercial loans grew by 19 per cent to

40

US$19 billion, adding US$17 million to the overall increase in net interest income.

Other operating income increased by 13 per cent to US$1,011 million. Loan fee income in the UK increased by 69 per cent or US$21 million as volumes grew and pricing increased. Consumer spending in the UK boosted credit card transaction volumes which, combined with a reduction in interchange charges and recruitment of new customers, contributed US$20 million to the rise in fee income. Overdraft fees increased by 22 per cent due to revised fee charging and improved collection processes.

In France, promotion of HSBC's cash management services and sales of guaranteed investment funds and money market funds, generated a 5 per cent rise in fee income.

Operating expenses, before goodwill amortisation, increased by around 5 per cent, or about half the rate of revenue growth. This contributed to a 2 percentage point reduction in the cost:income ratio. Excluding restructuring costs in the UK, underlying costs rose by 3 per cent.

The charge for bad and doubtful debts rose by 78 per cent to US$116 million, a proportion of which was attributable to the collapse of an engineering group in the UK. This was partly offset by a US$13 million release in Malta. Underlying credit quality in the UK and France was stable and movements in provisions across other European countries were minimal.

In **Corporate, Investment Banking and Markets** pre-tax profits, before amortisation of goodwill, were broadly in line with 2003. Bank of Bermuda contributed US$11 million.

In Global Markets UK, accrual earnings on money market business declined as longer-term assets matured and proceeds were reinvested at lower rates. Concerns over Iraq, oil prices and interest rate rises resulted in lower demand for bond issues and for credit, and institutional account balances fell as the level of customer activity reduced. As a result, net interest income was 10 per cent lower than in the first half of 2003.

Other operating income was broadly in line with 2003. In the UK, foreign exchange and derivatives revenue increased due to higher customer volumes, driven in part by the expansion of business capabilities which commenced in the second half of

2003. Widening credit spreads, however, reduced debt trading profits, partly offsetting the growth in volumes. In France, volatility in yield curves and losses in short futures positions adversely affected dealing profits.

Costs increased by 9 per cent, reflecting investment in systems and people to improve client coverage. Key appointments included global sector heads for the industry teams based in the UK. Staff were also recruited to support the expansion of cash equities, options and derivatives businesses.

There was a net credit from provisions for bad and doubtful debts, compared with a net charge in 2003. This was largely due to an improvement in credit quality and the recovery of a provision made in 2003 in relation to a single name in the industrial sector in France. This was partly offset by a new specific provision raised against a company in the energy sector. Corporate lending weakness in the power generation sector, which adversely affected the first half of 2003, was not repeated.

The specific recovery in France referred to above was offset by a provision for contingent liabilities raised in respect of the same company.

Against the background of a continued recovery from recent lows in European stock markets, **Private Banking** activities grew in the first half of 2004. Pre-tax profit, excluding goodwill amortisation, increased by 34 per cent to US$190 million, as a result of strong growth in fees and commissions and, to a lesser extent, net interest income, only partly offset by higher costs. Of this, acquisitions contributed US$2 million.

A 29 per cent increase in lending balances, particularly in the UK, was generated by clients borrowing at low interest rates on a secured basis to invest in higher yielding securities. Improved market conditions also saw growth in proprietary investments of 46 per cent. Overall net interest income grew by 12 per cent.

Net fees and commissions increased by 17 per cent. Performance fees grew strongly, mainly due to US$32 million received from the Hermitage Fund, one of the world's leading public equity funds dedicated to Russia. The low interest rate environment improved the attractiveness of investment markets, and clients sought increased yields from structured products. Over US$8 billion of new client money was attracted to managed funds

41

H S B C   H O L D I N G S   P L C

Financial Review (continued)

and, together with the rise in equity markets, overall funds under management increased by US$14 billion to US$95 billion. The Household European Commercial Paper and Floating Rate Notes programmes attracted client investments of over US$3 billion. A strong rise in discretionary mandates also contributed to the increase in new client funds. Transaction and safe custody fees rose in line with the growth in client funds while a product enrichment strategy produced strong growth in income from structured products.

Within the UK, Private Banking's residential property advisory company benefited from the buoyant housing market and a significant number of client referrals, with strong growth in commissions.

Fee income in France benefited from improved market conditions.

Higher client volumes in the foreign exchange markets contributed to the 10 per cent improvement in dealing profits.

Total operating expenses, before goodwill amortisation, increased by 9 per cent, as a number of customer relationship managers were recruited to expand and serve the customer base. Higher performance-related remuneration in line with increased profits, and continued restructuring costs from the merger of four French private banking subsidiaries into a single operating unit, also contributed to growth in the cost base.

42

Profit excluding goodwill amortisation by customer group

Europe	Personal Financial Services US$m	Consumer Finance[4] US$m	Total Personal Financial Services US$m	Commercial Banking US$m	Corporate, Investment Banking & Markets US$m	Private Banking US$m	Other US$m	Inter-segment elimination US$m	Total US$m
Half-year to 30 June 2004									
Net interest income	**1,859**	**306**	**2,165**	**1,125**	**745**	**195**	**83**	**–**	**4,313**
Dividend income	1	–	1	3	278	5	7	–	294
Net fees and commissions	1,113	31	1,144	817	594	346	146	–	3,047
Dealing profits	23	–	23	15	362	58	53	–	511
Other income	74	122	196	176	338	6	151	(69)	798
Other operating income	**1,211**	**153**	**1,364**	**1,011**	**1,572**	**415**	**357**	**(69)**	**4,650**
Operating income	**3,070**	**459**	**3,529**	**2,136**	**2,317**	**610**	**440**	**(69)**	**8,963**
Operating expenses excluding goodwill amortisation[1]	**(1,935)**	**(254)**	**(2,189)**	**(1,170)**	**(1,487)**	**(436)**	**(361)**	**69**	**(5,574)**
Operating profit before provisions[1]	**1,135**	**205**	**1,340**	**966**	**830**	**174**	**79**	**–**	**3,389**
Provisions for bad and doubtful debts	(242)	(142)	(384)	(116)	86	(9)	–	–	(423)
Provisions for contingent liabilities and commitments	(12)	–	(12)	3	(85)	–	15	–	(79)
Amounts written off fixed asset investments	–	–	–	–	(8)	(1)	(1)	–	(10)
Operating profit[1]	**881**	**63**	**944**	**853**	**823**	**164**	**93**	**–**	**2,877**
Share of operating profit in joint ventures[2]	–	–	–	–	4	–	–	–	4
Share of operating profit in associates[2]	3	–	3	5	2	–	11	–	21
Gains on disposal of investments and tangible fixed assets	7	–	7	1	97	26	34	–	165
Profit on ordinary activities before tax[3]	**891**	**63**	**954**	**859**	**926**	**190**	**138**	**–**	**3,067**
	%	%	%	%	%	%	%		%
Share of HSBC's pre-tax profits[3]	**8.7**	**0.6**	**9.3**	**8.4**	**9.0**	**1.9**	**1.2**		**29.8**
Cost:income ratio[1]	**63.0**	**55.3**	**62.0**	**54.8**	**64.2**	**71.5**	**82.0**		**62.2**
	US$m	US$m	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[5]									
Loans and advances to customers (net)	84,687	8,988	93,675	58,780	72,412	13,477	–		238,344
Total assets	102,346	11,200	113,546	74,950	253,009	37,154	772		479,431
Customer accounts	106,925	55	106,980	51,261	72,447	31,554	2		262,244
The following assets and liabilities were significant to the customer groups noted:									
Loans and advances to banks (net)					56,701				
Debt securities, treasury bills and other eligible bills					87,966				
Deposits by banks					66,178				
Debt securities in issue		3,316							

Goodwill amortisation:
1 excluded from (1) above	90	24	114	88	110	135	–		447
2 excluded from (2) above	–	–	–	–	–	–	–		–
3 excluded from (3) above	90	24	114	88	110	135	–		447

4 *Comprises Household International's consumer finance business.*
5 *Third party only.*

Financial Review (continued)

Profit excluding goodwill amortisation by customer group *(continued)*

Half-year to 30 June 2003

Europe	Personal Financial Services US$m	Consumer Finance[4] US$m	Total Personal Financial Services US$m	Commercial Banking US$m	Corporate, Investment Banking & Markets US$m	Private Banking US$m	Other US$m	Inter-segment elimination US$m	Total US$m
Net interest income	1,439	141	1,580	958	731	154	85	–	3,508
Dividend income	3	2	5	2	98	–	1	–	106
Net fees and commissions	843	17	860	625	571	264	126	–	2,446
Dealing profits/(losses)	21	–	21	13	469	47	(19)	–	531
Other income	77	40	117	156	234	2	167	(106)	570
Other operating income	944	59	1,003	796	1,372	313	275	(106)	3,653
Operating income	2,383	200	2,583	1,754	2,103	467	360	(106)	7,161
Operating expenses excluding goodwill amortisation[1]	(1,668)	(96)	(1,764)	(995)	(1,189)	(348)	(294)	106	(4,484)
Operating profit before provisions[1]	715	104	819	759	914	119	66	–	2,677
Provisions for bad and doubtful debts	(110)	(60)	(170)	(57)	(114)	(2)	–	–	(343)
Provisions for contingent liabilities and commitments	(8)	–	(8)	3	(11)	(1)	–	–	(17)
Amounts written off fixed asset investments	1	–	1	2	(33)	(4)	(12)	–	(46)
Operating profit[1]	598	44	642	707	756	112	54	–	2,271
Share of operating profit in joint ventures[2]	–	–	–	–	3	–	–	–	3
Share of operating profit in associates[2]	2	–	2	3	3	–	10	–	18
Gains/(losses) on disposal of investments and tangible fixed assets	(8)	–	(8)	(4)	67	26	7	–	88
Profit on ordinary activities before tax[3]	592	44	636	706	829	138	71	–	2,380
	%	%	%	%	%	%	%		%
Share of HSBC's pre-tax profits[3]	8.6	0.6	9.2	10.3	12.1	2.0	1.1		34.7
Cost:income ratio[1]	70.0	48.0	68.3	56.7	56.5	74.5	81.7		62.6
	US$m	US$m	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[5]									
Loans and advances to customers (net)	64,081	7,601	71,682	47,940	62,853	10,175	3		192,653
Total assets[6]	80,109	9,611	89,720	61,997	211,878	40,181	2,923		406,699
Customer accounts	90,578	60	90,638	39,837	61,384	32,484	–		224,343
The following assets and liabilities were significant to the customer groups noted:									
Loans and advances to banks (net)					50,570				
Debt securities, treasury bills and other eligible bills					62,945				
Deposits by banks					51,394				
Debt securities in issue		4,625							

Goodwill amortisation:
1 excluded from (1) above	66	8	74	78	98	126	–		376
2 excluded from (2) above	–	–	–	–	135	–	–		135
3 excluded from (3) above	66	8	74	78	233	126	–		511

4   Comprises Household International's consumer finance business since the date of acquisition.
5   Third party only.
6   See footnote 1 on page 115.

Back to Contents

Europe	Personal Financial Services US$m	Consumer Finance[4] US$m	Total Personal Financial Services US$m	Commercial Banking US$m	Corporate, Investment Banking & Markets US$m	Private Banking US$m	Other US$m	Inter-segment elimination US$m	Total US$m
					Half-year to 31 December 2003				
Net interest income	1,643	297	1,940	1,003	778	180	131	–	4,032
Dividend income	1	(2)	(1)	–	40	2	3	–	44
Net fees and commissions	946	32	978	710	633	292	133	–	2,746
Dealing profits/(losses)	16	–	16	3	370	47	(7)	–	429
Other income	52	109	161	138	305	8	204	(133)	683
Other operating income	1,015	139	1,154	851	1,348	349	333	(133)	3,902
Operating income	2,658	436	3,094	1,854	2,126	529	464	(133)	7,934
Operating expenses excluding goodwill amortisation[1]	(1,803)	(203)	(2,006)	(1,118)	(1,282)	(361)	(411)	133	(5,045)
Operating profit before provisions[1]	855	233	1,088	736	844	168	53	–	2,889
Provisions for bad and doubtful debts	(157)	(120)	(277)	(147)	(104)	(2)	(1)	–	(531)
Provisions for contingent liabilities and commitments	(21)	–	(21)	7	(41)	(1)	40	–	(16)
Amounts written off fixed asset investments	(2)	–	(2)	(2)	(9)	1	(6)	–	(18)
Operating profit[1]	675	113	788	594	690	166	86	–	2,324
Share of operating profit in joint ventures[2]	–	–	–	–	5	–	–	–	5
Share of operating profit in associates[2]	1	–	1	–	10	–	18	–	29
Gains/(losses) on disposal of investments and tangible fixed assets	(1)	–	(1)	3	89	35	(2)	–	124
Profit on ordinary activities before tax[3]	675	113	788	597	794	201	102	–	2,482
	%	%	%	%	%	%	%		%
Share of HSBC's pre-tax profits[3]	9.0	1.5	10.5	7.9	10.6	2.7	1.4		33.1
Cost:income ratio[1]	67.8	46.6	64.8	60.3	60.3	68.2	88.6		63.6
	US$m	US$m	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[5]									
Loans and advances to customers (net)	76,439	8,452	84,891	52,947	61,085	11,681	1		210,605
Total assets	92,890	10,526	103,416	67,107	209,885	40,964	3,940		425,312
Customer accounts	102,192	231	102,423	45,558	63,556	31,187	–		242,724
The following assets and liabilities were significant to the customer groups noted:									
Loans and advances to banks (net)					43,699				
Debt securities, treasury bills and other eligible bills					67,692				
Deposits by banks					44,261				
Debt securities in issue		3,232							

Goodwill amortisation:

1 excluded from (1) above	57	15	72	82	94	131	3		382
2 excluded from (2) above	–	–	–	–	–	–	–		–
3 excluded from (3) above	57	15	72	82	94	131	3		382
4 Comprises Household International's consumer finance business.									
5 Third party only.									

45

HSBC HOLDINGS PLC

Financial Review (continued)

Hong Kong

Profit/(loss) before tax excluding goodwill amortisation

	Half-year to		
	30 June 2004 US$m	30 June 2003 US$m	31 December 2003 US$m
Personal Financial Services	**1,036**	894	846
Commercial Banking	**539**	358	353
Corporate, Investment Banking and Markets	**828**	576	699
Private Banking	**76**	70	57
Other	**101**	(55)	(68)
Total [1]	**2,580**	1,843	1,887

1 *Goodwill amortisation excluded:*
   – arising on subsidiaries — 4, 3, –
   – arising on associates and joint ventures — –, –, (1)
   – total — 4, 3, (1)

Profit before tax

	Half-year to		
	30 June 2004 US$m	30 June 2003 US$m	31 December 2003 US$m
Net interest income	**1,780**	1,991	1,910
Dividend income	**17**	15	16
Net fees and commissions	**904**	647	736
Dealing profits	**360**	186	135
Other income	**373**	274	322
Other operating income	**1,654**	1,122	1,209
Total operating income	**3,434**	3,113	3,119
Staff costs	**(714)**	(611)	(665)
Premises and equipment	**(121)**	(109)	(131)
Other	**(274)**	(214)	(288)
Depreciation and intangible asset amortisation	**(97)**	(98)	(96)
	(1,206)	(1,032)	(1,180)
Goodwill amortisation	**(4)**	(3)	–
Operating expenses	**(1,210)**	(1,035)	(1,180)
Operating profit before provisions	**2,224**	2,078	1,939
Provisions for bad and doubtful debts	**223**	(303)	(97)
Provisions for contingent liabilities and commitments	**(6)**	(3)	(3)
Amounts written back on fixed asset investments	**27**	5	26
Operating profit	**2,468**	1,777	1,865
Share of operating profit/(loss) in associates	**(2)**	6	12
Gains on disposal of investments and tangible fixed assets	**110**	57	11
Profit on ordinary activities before tax	**2,576**	1,840	1,888
Share of HSBC's pre-tax profits (excluding goodwill amortisation)	**25.2**	26.8	25.1
Share of HSBC's pre-tax profits	**27.5**	30.1	28.2
Cost:income ratio (excluding goodwill amortisation)	**35.1**	33.2	37.8
Period-end staff numbers (full-time equivalent)	**24,680**	23,517	23,636

46

	Half-year to		
Hong Kong	**30 June 2004 US$m**	30 June 2003 US$m	31 December 2003 US$m
Selected balance sheet data[1]			
Loans and advances to customers (net)	**75,195**	71,855	73,988
Loans and advances to banks (net)	**36,548**	31,908	38,640
Debt securities, treasury bills and other eligible bills	**70,726**	62,797	66,158
Total assets[2,3]	**205,090**	184,207	197,487
Deposits by banks	**4,867**	3,268	4,777
Customer accounts	**165,317**	152,097	164,024

1 *Third party only.*
2 *Excluding Hong Kong Government certificates of indebtedness.*
3 *See footnote 1 on page 115.*

The Hong Kong economy recovered in the first half of 2004, with both external trade and domestic demand making positive contributions. Although both the financial and property markets consolidated briefly following a strong rally beginning in the second half of 2003, the real economy appears not to have been unduly affected. The unemployment rate continued to fall in the first half of the year whilst deflationary pressures diminished. Despite mainland China's economic tightening measures, Hong Kong is likely to maintain its robust pace of growth in the second half of 2004. Even with higher US interest rates, monetary conditions will remain broadly supportive and, although Chinese domestic demand is slowing, continued strength of Chinese manufactured exports should ensure that Hong Kong's re-export trade continues to do well.

Domestic demand remains a major support for the economy. Sustained rapid growth in mainland tourists visiting Hong Kong and their spending on goods and services will help to boost demand. Meanwhile, rising employment, better job security and improved income prospects are all factors that should support consumer spending later this year.

HSBC's operations in Hong Kong reported a pre-tax profit of US$2,576 million, compared with US$1,840 million in the first half of 2003. Excluding goodwill amortisation, pre-tax profit grew by 40 per cent to US$2,580 million, representing 25 per cent of HSBC's total profit on this basis. Goodwill amortisation was US$4 million in the first half of 2004.

The commentary that follows is on an underlying basis.

Pre-tax profit, before goodwill amortisation, of US$1,036 million in **Personal Financial Services** was 16 per cent higher than in the first half of 2003.

Strong growth in fee income, and a bad debts charge that was some 89 per cent lower than in the first half of 2003, more than offset a 16 per cent reduction in net interest income.

The decline in net interest income arose from a reduction in the value of deposits and continued pressure on yields in the mortgage business, where market competition remained intense. Surplus liquidity in the banking system in Hong Kong and a strong Hong Kong dollar depressed interest rates by 126 basis points compared with the first half of 2003. This led to a US$220 million reduction in income from Hong Kong dollar deposits. Average mortgage balances fell by 3 per cent compared with the first half of 2003, mainly due to a reduction in balances under the Government Home Ownership Scheme ('GHOS'), which remained suspended during the first half of 2004. With plenty of cheap funding in the market, competition was fierce for quality mortgage business and, in the first half of 2004, the average yield on the mortgage portfolio, excluding GHOS loans, fell by 21 basis points to 189 basis points below the bank's best lending rate.

Consumer lending revenues remained strong, and HSBC maintained its position as the largest credit card issuer in Hong Kong. Targeted acquisition strategies and an enhanced rewards programme helped increase the number of cards in circulation to 3.3 million, 13 per cent higher than at the end of June 2003. The growth in consumer activity, coupled with the successful promotion of credit card internet bill payment services, and promotional campaigns in conjunction with retail merchants, led to a 43 per cent increase in cardholder spending. Credit card balances increased by 11 per cent against a backdrop of an overall reduction in outstanding receivables in the market, as customers deleveraged in the low interest rate environment. Fee

47

Financial Review (continued)

income from credit cards was 16 per cent higher than in the first half of 2003.

Other operating income increased by 33 per cent to US$755 million, with significant growth in revenue from HSBC's insurance and investment businesses.

Income from sales of personal investment products, including commissions on sales of unit trust products, funds under management and insurance-linked securities transactions, grew by 56 per cent to US$240 million. HSBC increased the number of HSBC *Premier* relationship managers and deployed customer relationship management systems to enhance the delivery of tailored investment products to meet the needs of individual customers. New products, including a Life Bond, an insurance-linked investment product, and a range of structured treasury products and capital-guaranteed funds were launched to broaden the range of investment options in the low interest rate environment. Sales of unit trusts and new capital-guaranteed funds increased by US$697 million, or 17 per cent, over the first half of 2003.

Brokerage and custody fees were 117 per cent higher, reflecting increased levels of stock market activity and IPO-related services. Over 75 per cent of all securities transactions were handled through the internet.

HSBC continued to place significant emphasis upon the growth and development of its insurance business, and the number of financial planning managers increased by 15 per cent from June 2003. In the first quarter of 2004, HSBC led the market in new regular premium life sales in Hong Kong, with a market share of 24.9 per cent. Income from the insurance business, including the Mandatory Provident Fund, grew by 50 per cent.

Operating expenses, excluding goodwill amortisation, were 12 per cent higher than in the first half of 2003, mainly due to higher performance-related costs arising from increased sales of investment and insurance products and the increased profit performance. Marketing expenditure increased in support of the higher sales activity as campaigns resumed following their postponement in the second quarter of 2003 during the SARS outbreak.

Credit conditions improved markedly as the economy recovered, with falling unemployment, lower bankruptcies, higher residential property prices

and stronger GDP growth all contributing. The charge for bad and doubtful debts fell by US$215 million to US$27 million. New specific provisions fell by over 60 per cent to US$93 million, with lower new provisions in the credit card, mortgage and personal lending portfolios, reflecting the improved credit environment. There was also a release of general provisions following a review of historical loss experience and the outlook implied by the improved economic environment.

Commercial Banking reported pre-tax profits, before goodwill amortisation, of US$539 million, an increase of 51 per cent over 2003, primarily reflecting significant releases and recoveries in provisions, but also generated by growing operating income, which rose by 9 per cent.

Net interest income was broadly in line with last year. Spreads on deposits narrowed in the continuing low interest rate environment, and were offset by strong growth in lending balances of 43 per cent, and in customer deposits of 17 per cent since June 2003. These reflected the success of initiatives taken to enhance the service offered to middle market customers, including the introduction of experienced relationship managers to service key accounts. In addition, a number of new business banking centres were set up to provide customers classified as small and medium-sized enterprises ('SMEs') with a comprehensive range of bespoke services.

Other operating income rose by 20 per cent to US$258 million. Trade finance activity rose, supported by strong regional trade flows on the back of economic expansion on mainland China, a consumer spending recovery in the US, and an increase in commodity prices. Closer links were also established with the offices on mainland China, with the secondment of key relationship managers to HSBC offices there, contributing to the strong growth noted. New product launches and marketing campaigns led to a rise in credit facility fee income, and insurance income increased as a result of continued investment in sales resources and training, marketing and incentive campaigns. Income further benefited from the successful expansion of the range of wealth management products, in particular income protection products.

Operating expenses before goodwill amortisation rose by 13 per cent to US$197 million, as costs increased to support the migration of credit support and trade services processes to the Group

48

Service Centre in Shanghai. Performance-related bonuses and marketing spend also increased.

HSBC continued to derive benefit from its investment in delivery channels, and attracted a further 27,000 customers to business internet banking. There are now over 100,000 transactions routed through this service each month and HSBC estimates it has a 42 per cent market share of companies using internet banking services in Hong Kong.

The net release for bad and doubtful debts increased by US$163 million, reflecting both the improved economic environment and a release of general provisions following a review of the impact of the improved economic conditions and historical loan loss experience.

Corporate, Investment Banking and Markets reported pre-tax profits, before amortisation of goodwill, of US$828 million, 44 per cent higher than the same period in 2003, driven by growth in dealing revenues, fees and commissions, and a net recovery of bad and doubtful debts. Bank of Bermuda contributed US$7 million to pre-tax profits.

Net interest income was 4 per cent lower than the first half of 2003 due to continued pressure on corporate spreads and the run-off of higher yielding treasury assets, partly compensated by growth in corporate loan balances.

Other operating income grew by 69 per cent, mainly due to a significant increase in dealing profits. Foreign exchange profits increased, benefiting in part from the strengthening of the US dollar against the Hong Kong dollar. Derivatives trading earned higher profits as Global Markets provided structured solutions to support the sale of wealth management products. A combination of successful positioning and improved flows contributed to profitability as customers sought to lock in funding requirements at historically low rates. Loan commissions, fee income from structured solutions and yield enhancement products, and trade finance income all increased.

Operating expenses, excluding goodwill amortisation, increased by 29 per cent, mainly from higher performance-related staff costs, which were in line with strong Global Markets results. Additionally, there were more selected senior hires within the Asia Corporate Finance Advisory business based in Hong Kong.

There was a net recovery of bad and doubtful debts, particularly from the property, industrial and telecommunications sectors following successful reconstructions and refinancings. By comparison, in 2003 specific provisions against a corporate customer in the telecom sector dominated.

HSBC's **Private Banking** activities in Hong Kong reported pre-tax profit, before goodwill amortisation, of US$76 million in the first half of 2004, 9 per cent above the comparable prior year period. In January 2004, Corporate, Investment Banking and Markets took over management responsibility for a corporate trust business in this sector. Comparative numbers have not been restated but the comments that follow assume that this structure was in place during 2003.

Effective marketing of the HSBC Private Bank brand and the recruitment of front office staff increased new client referrals in the first half of the year. The successful launch of several innovative products, in particular Strategic Investment Solutions, an externally managed multi-manager investment, increased discretionary assets under management. Overall, funds under management grew by 22 per cent, benefiting from US$2.6 billion of net new funds as clients moved from liquid positions into the investment markets.

Brokerage, performance fees, trust services and safekeeping benefited from improved client confidence as a result of the upturn in investment markets.

Higher volumes of client transactions in the equity markets and increased sales of client-tailored structured products produced a 23 per cent increase in dealing profits.

Operating expenses, excluding goodwill amortisation, increased due mainly to higher staff costs, reflecting performance-related remuneration and an increase in front office staff to support business growth. Marketing expenditure increased in support of the launch of the HSBC Private Bank brand throughout all of HSBC's private banking businesses.

Other benefited from gains on the exchange of an investment in World Finance International Limited, an associated company, for a 7 per cent interest in Bergesen Worldwide, and from the revaluation of a long-term investment.

49

Financial Review (continued)

Profit excluding goodwill amortisation by customer group

Half-year to 30 June 2004

Hong Kong	Personal Financial Services US$m	Commercial Banking US$m	Corporate, Investment Banking & Markets US$m	Private Banking US$m	Other US$m	Inter-segment elimination US$m	Total US$m
Net interest income/(expense)	964	306	549	43	(82)	–	1,780
Dividend income	2	–	1	–	14	–	17
Net fees and commissions	443	186	227	44	4	–	904
Dealing profits	23	16	234	54	33	–	360
Other income	287	56	44	–	219	(233)	373
Other operating income	755	258	506	98	270	(233)	1,654
Operating income	1,719	564	1,055	141	188	(233)	3,434
Operating expenses excluding goodwill amortisation[1]	(658)	(197)	(300)	(64)	(220)	233	(1,206)
Operating profit/(loss) before provisions[1]	1,061	367	755	77	(32)	–	2,228
Provisions for bad and doubtful debts	(27)	172	79	(1)	–	–	223
Provisions for contingent liabilities and commitments	–	–	(3)	–	(3)	–	(6)
Amounts written back on asset investments	–	–	–	–	27	–	27
Operating profit/(loss)[1]	1,034	539	831	76	(8)	–	2,472
Share of operating profit in associates[2]	2	–	(5)	–	1	–	(2)
Gains/(losses) on disposal of investments and tangible fixed assets	–	–	2	–	108	–	110
Profit/(loss) on ordinary activities before tax[3]	1,036	539	828	76	101	–	2,580
	%	%	%	%	%		%
Share of HSBC's pre-tax profits[3]	10.1	5.3	8.1	0.7	1.0		25.2
Cost:income ratio[1]	38.3	34.9	28.4	45.4	117.0		35.1
	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[4]							
Loans and advances to customers (net)	33,290	16,562	20,868	2,632	1,843		75,195
Total assets[5]	36,622	21,773	119,044	7,115	20,536		205,090
Customer accounts	106,251	32,930	17,985	7,923	228		165,317
The following assets and liabilities were also significant to Corporate, Investment Banking and Markets:							
Loans and advances to banks (net)			34,958				
Debt securities, treasury bills and other eligible bills			59,305				
Deposits by banks			4,686				

Goodwill amortisation:
1 *excluded from (1) above*	–	1	1	2	–		4
2 *excluded from (2) above*	–	–	–	–	–		–
3 *excluded from (3) above*	–	1	1	2	–		4

4 *Third party only.*
5 *Excluding Hong Kong Government certificates of indebtedness.*

Half-year to 30 June 2003

Hong Kong	Personal Financial Services US$m	Commercial Banking US$m	Corporate, Investment Banking & Markets US$m	Private Banking US$m	Other US$m	Inter-segment elimination US$m	Total US$m
Net interest income/(expense)	1,154	304	565	41	(73)	–	1,991
Dividend income	1	–	1	–	13	–	15
Net fees and commissions	325	148	149	42	(17)	–	647
Dealing profits/(losses)	18	14	112	44	(2)	–	186
Other income	222	53	24	6	146	(177)	274
Other operating income	566	215	286	92	140	(177)	1,122
Operating income	1,720	519	851	133	67	(177)	3,113
Operating expenses excluding goodwill amortisation[1]	(587)	(174)	(218)	(61)	(169)	177	(1,032)
Operating profit/(loss) before provisions[1]	1,133	345	633	72	(102)	–	2,081
Provisions for bad and doubtful debts	(242)	9	(68)	(1)	(1)	–	(303)
Provisions for contingent liabilities and commitments	–	–	–	–	(3)	–	(3)
Amounts written off fixed asset investments	–	–	7	–	(2)	–	5
Operating profit/(loss)[1]	891	354	572	71	(108)	–	1,780
Share of operating profit in associates[2]	1	–	–	–	5	–	6
Gains/(losses) on disposal of investments and tangible fixed assets	2	4	4	(1)	48	–	57
Profit/(loss) on ordinary activities before tax[3]	894	358	576	70	(55)	–	1,843
	%	%	%	%	%		%
Share of HSBC's pre-tax profits[3]	13.0	5.2	8.4	1.0	(0.8)		26.8
Cost:income ratio[1]	34.1	33.5	25.6	45.9	252.2		33.2
	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[4]							
Loans and advances to customers (net)	33,388	11,648	22,531	2,285	2,003		71,855
Total assets[5,6]	35,434	16,184	111,486	7,497	13,606		184,207
Customer accounts	105,004	28,112	11,260	7,481	240		152,097
The following assets and liabilities were also significant to Corporate, Investment Banking and Markets:							
Loans and advances to banks (net)			28,205				
Debt securities, treasury bills and other eligible bills			55,513				
Deposits by banks			2,959				

Goodwill amortisation:

1 *excluded from (1) above*	–	2	1	–	–		3
2 *excluded from (2) above*	–	–	–	–	–		–
3 *excluded from (3) above*	–	2	1	–	–		3

4 *Third party only.*
5 *Excluding Hong Kong Government certificates of indebtedness.*
6 *See footnote 1 on page 115.*

HSBC HOLDINGS PLC

Financial Review (continued)

Profit excluding goodwill amortisation by customer group *(continued)*

Half-year to 31 December 2003

Hong Kong	Personal Financial Services US$m	Commercial Banking US$m	Corporate, Investment Banking & Markets US$m	Private Banking US$m	Other US$m	Inter-segment elimination US$m	Total US$m
Net interest income/(expense)	1,049	298	592	43	(72)	–	1,910
Dividend income	1	1	2	–	12	–	16
Net fees and commissions	305	167	233	45	(14)	–	736
Dealing profits/(losses)	22	17	93	30	(27)	–	135
Other income	288	54	34	(3)	167	(218)	322
Other operating income	616	239	362	72	138	(218)	1,209
Operating income	1,665	537	954	115	66	(218)	3,119
Operating expenses excluding goodwill amortisation[1]	(699)	(198)	(273)	(57)	(171)	218	(1,180)
Operating profit/(loss) before provisions[1]	966	339	681	58	(105)	–	1,939
Provisions for bad and doubtful debts	(124)	13	16	(1)	(1)	–	(97)
Provisions for contingent liabilities and commitments	–	1	–	–	(4)	–	(3)
Amounts written back on fixed asset investments	–	–	(2)	–	28	–	26
Operating profit/(loss)[1]	842	353	695	57	(82)	–	1,865
Share of operating profit in associates[2]	4	–	1	–	6	–	11
Gains on disposal of investments and tangible fixed assets	–	–	3	–	8	–	11
Profit on ordinary activities before tax[3]	846	353	699	57	(68)	–	1,887
	%	%	%	%	%		%
Share of HSBC's pre-tax profits[3]	11.2	4.7	9.3	0.8	(0.9)		25.1
Cost:income ratio[1]	42.0	36.9	28.6	49.6	259.1		37.8
	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[4]							
Loans and advances to customers (net)	33,494	12,760	23,441	2,357	1,936		73,988
Total assets[5]	36,410	17,783	120,890	7,555	14,849		197,487
Customer accounts	111,145	31,490	13,286	7,862	241		164,024
The following assets and liabilities were also significant to Corporate, Investment Banking and Markets:							
Loans and advances to banks (net)			34,165				
Debt securities, treasury bills and other eligible bills			57,831				
Deposits by banks			4,665				

Goodwill amortisation:
1 excluded from (1) above	–	–	–	–	–		–
2 excluded from (2) above	–	–	–	–	(1)		(1)
3 excluded from (3) above	–	–	–	–	(1)		(1)

4 *Third party only.*
5 *Excluding Hong Kong Government certificates of indebtedness.*

Rest of Asia-Pacific (including the Middle East)

Profit before tax excluding goodwill amortisation

| | Half-year to | | |
	30 June 2004 US$m	30 June 2003 US$m	31 December 2003 US$m
Personal Financial Services	175	106	52
Commercial Banking	269	234	216
Corporate, Investment Banking and Markets	488	365	367
Private Banking	29	22	14
Other	12	26	24
Total[1]	973	753	673
1 Goodwill amortisation arising on subsidiaries excluded	34	19	16

| | Half-year to | | |
	30 June 2004 US$m	30 June 2003 US$m	31 December 2003 US$m
Australia and New Zealand	53	46	50
Brunei	16	15	13
India	98	67	27
Indonesia	33	45	30
Japan	34	22	17
Mainland China	26	23	19
Malaysia	125	78	71
Middle East (excluding Saudi Arabia)	159	126	131
Philippines	16	7	9
Saudi Arabia	90	60	73
Singapore	134	126	72
South Korea	42	38	31
Taiwan	57	39	41
Thailand	31	32	22
Other	59	29	67
	973	753	673

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Profit before tax

Rest of Asia-Pacific (including the Middle East)	Half-year to		
	30 June 2004 US$m	30 June 2003 US$m	31 December 2003 US$m
Net interest income	**984**	840	900
Dividend income	**1**	3	1
Net fees and commissions	**506**	363	442
Dealing profits	**265**	231	190
Other income	**81**	56	64
Other operating income	**853**	653	697
Total operating income	**1,837**	1,493	1,597
Staff costs	**(520)**	(427)	(525)
Premises and equipment	**(89)**	(80)	(84)
Other	**(302)**	(235)	(292)
Depreciation and intangible asset amortisation	**(51)**	(47)	(51)
	(962)	(789)	(952)
Goodwill amortisation	**(34)**	(19)	(16)
Operating expenses	**(996)**	(808)	(968)
Operating profit before provisions	**841**	685	629
Provisions for bad and doubtful debts	**10**	(26)	(59)
Provisions for contingent liabilities and commitments	**(14)**	(4)	3
Amounts written off fixed asset investments	**–**	–	(2)
Operating profit	**837**	655	571
Share of operating profit in associates	**96**	65	84
Gains on disposal of investments and tangible fixed assets	**6**	14	2
Profit on ordinary activities before tax	**939**	734	657
	%	%	%
Share of HSBC's pre-tax profits (excluding goodwill amortisation)	**9.5**	10.9	8.9
Share of HSBC's pre-tax profits	**10.0**	12.0	9.8
Cost:income ratio (excluding goodwill amortisation)	**52.4**	52.8	59.6
Period-end staff numbers (full-time equivalent)	**34,828**	30,061	31,827
	US$m	US$m	US$m
Selected balance sheet data[1]			
Loans and advances to customers (net)	**52,998**	42,236	47,952
Loans and advances to banks (net)	**15,391**	10,411	12,944
Debt securities, treasury bills and other eligible bills	**27,926**	23,992	25,980
Total assets	**107,630**	87,757	98,081
Deposits by banks	**8,376**	6,035	6,967
Customer accounts	**69,845**	59,491	65,441

1   *Third party only.*

54

Asia's economic recovery gained momentum in the first half of 2004. Although a large part of the revival can be credited to a significant turnaround in the world trade cycle based on strong demand from the G3 and mainland Chinese economies, there is clearly more than that to the current upswing. Foreign direct investment and a healthy consumer-sector should continue to support the Chinese economy and the region as a whole, though policy-induced credit constraints are beginning to limit growth in Chinese investment (notably construction). Mainland Chinese demand for raw materials and capital equipment means regional exports are likely to provide plenty of support to the rest of Asia-Pacific.

More importantly, it has become increasingly evident that Asia's domestic economies are recovering. Both consumer and corporate sectors have reduced indebtedness thanks to a supportive policy environment. Manufacturing capacity utilisation rates are finally back to levels last seen before the Asian financial crisis, unemployment rates are low or falling, loan growth is steadily picking up, and banks in most countries have enhanced their balance sheets. Property prices are beginning to rise and companies – at least larger ones – have a growing appetite for new investment. In short, Asian domestic demand in the region is recovering.

This has helped to reduce the vulnerability of Asia-Pacific to any downturn in demand for its exports. Asia's overall balance of payments position remains solid, and higher oil prices and rising US interest rates are unlikely to pose problems. Most Asian central banks can continue to keep policy accommodative for an extended period of time thanks to benign inflationary pressures.

Energy-dependent economies in the Middle East continue to benefit from high global oil prices, and the region's current account surplus in 2004 should easily exceed the 2003 surplus of US$52 billion. In the context of relatively low inflation, the region's strong balance of payments position will ensure that domestic interest rates remain relatively low, which in turn should continue to stimulate domestic demand. Altogether, this means that the GDP growth rate in the Middle East should remain close to last year's 5.4 per cent. Public debt relative to GDP remains high in the region (compared with other emerging markets), but it is unlikely that there will be financing problems. Meanwhile, the political risk premium attached to the region from the prospect of terrorist attacks is unlikely to diminish.

HSBC's operations in the rest of the Asia-Pacific region reported a pre-tax profit of US$939 million, compared with US$734 million in the first half of 2003. Excluding goodwill amortisation, pre-tax profit was US$973 million, and represented 10 per cent of HSBC's total profit on this basis. At constant exchange rates, pre-tax profit before goodwill amortisation increased by 26 per cent over the same period in 2003.

The commentary that follows is based on constant exchange rates and is on an underlying basis.

In **Personal Financial Services** pre-tax profit, before goodwill amortisation, of US$175 million increased by 64 per cent compared with the first half of 2003.

Net interest income grew by 19 per cent, reflecting strong growth in assets across the region, particularly in Australia, India, Malaysia, Singapore and Taiwan. Growth was particularly strong in mortgage balances, which rose by 38 per cent to US$13 billion, following a strong sales drive backed by marketing campaigns in a number of countries. The cards business continued to expand following the launch of an enhanced rewards programme, Home and Away, in 12 countries across the region. At the end of June 2004, HSBC's card base in the rest of Asia-Pacific exceeded 3.9 million, 17 per cent higher than at the end of June 2003, with particularly strong growth in the Middle East, which grew by 35 per cent. The expanded card base contributed to an 18 per cent increase in average credit card balances compared with the first half of 2003.

Other operating income grew by 28 per cent to US$187 million. Growth in sales of unit trusts and funds under management was particularly strong in Taiwan, India, Malaysia, and Korea, as HSBC introduced a number of products providing enhanced returns compared with the low interest rates available on savings across the region. Brokerage and custody fees increased by 53 per cent, reflecting an increased level of stock market activity around the rest of Asia-Pacific as well as higher stock prices.

HSBC's insurance products continued to demonstrate strong revenue growth across the region and income grew by 21 per cent as the number of policies in force increased by 29 per cent. The strong growth in the credit card base was

55

H S B C   H O L D I N G S   P L C

Financial Review (continued)

reflected in a 20 per cent increase in fee income. Operating expenses, excluding goodwill amortisation, of US$434 million increased by 18 per cent, reflecting investment in business expansion across the region, particularly in marketing.

Credit quality improved as a result of active risk management and improved market conditions. Levels of mortgage and credit card delinquencies fell during the period, contributing to a 23 per cent reduction in the net bad debts charge compared with the first half of 2003.

Commercial Banking reported pre-tax profits, before amortisation of goodwill, of US$269 million for the first half of 2004, 13 per cent higher than in the first half of 2003. Overall performance was influenced by growth in international trade, combined with a higher level of bad debt releases.

Net interest income was in line with last year. Growth areas included the Middle East, China and Australia, but these were offset by marginally lower results in India, Malaysia and Singapore. In China, HSBC benefited from increased cross-referrals with Hong Kong while, in the Middle East, the Group recorded income growth from an expansion of international trade. In Australia, HSBC experienced a rise in lending activity due to new customer acquisitions following successful marketing campaigns and increased product penetration.

Other operating income of US$168 million was 22 per cent higher than in the same period in 2003. Growth in international trade generated higher dealing profits from foreign currency transactions and a rise in trade services fees. HSBC launched a number of new trade products, including Document Tracker, an online international trade document tracking service developed in conjunction with DHL. Growth in trade-related income was particularly marked in the Middle East, China, Singapore, Malaysia and India.

Operating expenses before amortisation of goodwill, of US$168 million, were 9 per cent higher than in the same period last year as a consequence of the recruitment of relationship managers, credit analysts and support staff in the latter part of last year. This investment in sales support contributed to an increase in referral rates and cross-sales on new business.

The net release of provisions for bad and doubtful debts of US$46 million was 21 per cent

higher than in the first half of 2003. There were higher releases and recoveries in several countries in the region as the general improvement in economic environment afforded companies the opportunity to regularise impaired credit.

Corporate, Investment Banking and Markets reported pre-tax profit, before amortisation of goodwill, of US$488 million, an increase of 30 per cent compared with the first half of 2003.

Net interest income grew by 8 per cent with higher treasury earnings in India, and growth in corporate loan balances coupled with improved trade volumes in the Middle East. This was partly offset by a decline in treasury interest income in Singapore, Australia and New Zealand as higher yielding assets matured, and a reduction in interest income in Japan from lower holdings of debt securities.

Fee and commission revenue grew by 28 per cent, largely due to sales of unit trusts and securities in India, Japan and Taiwan, coupled with corporate finance and advisory fees, and private equity fees in the Middle East.

An 8 per cent increase in dealing income was driven by sales of tailored structured products in Singapore and foreign exchange gains in India. A strong performance in Global Markets reflected generally volatile market conditions, an improvement in customer flows in the Middle East, and higher earnings from debt trading and foreign exchange in Malaysia.

Operating expenses, excluding goodwill amortisation, increased by 9 per cent, reflecting higher performance-related staff costs in India and the Middle East, in line with the significant growth in revenue.

There was a net release for bad and doubtful debts mainly due to releases and recoveries in the property sector. This contrasted with a small net charge in the first half of 2003.

Private Banking activities in the rest of Asia-Pacific reported pre-tax profit, before goodwill amortisation, of US$29 million, an increase of 32 per cent over the same period in 2003. Against the backdrop of a general recovery in the financial markets, strong growth in fee income and dealing profits came from clients seeking higher returns from equity-related products. In Singapore, HSBC expanded its range of services following the

56

granting of a wholesale banking licence in 2003, and an onshore operation was established in Malaysia in May 2004. The increase of 25 per cent in net interest income reflected the deployment of liquidity into longer-dated assets, which benefited from the fall in short-term interest rates. Lending balances also increased as clients borrowed on margin to reinvest in higher yielding securities.

The strong growth in net fees and commissions was driven by brokerage activities on client securities transactions as well as higher performance

fees. Similarly, growing levels of activity in the equity markets stimulated the sale of structured products and currency options. Overall, dealing profits increased by 14 per cent to US$24 million.

Operating expenses, excluding goodwill amortisation, of US$30 million increased by 36 per cent compared with the first half of 2003. Higher staff costs reflected higher performance-related remuneration in line with the growth in operating income.

Financial Review (continued)

Profit excluding goodwill amortisation by customer group

Rest of Asia-Pacific (including the Middle East)	Half-year to 30 June 2004						
	Personal Financial Services US$m	Commercial Banking US$m	Corporate, Investment Banking & Markets US$m	Private Banking US$m	Other US$m	Inter-segment elimination US$m	Total US$m
Net interest income	**443**	**219**	**295**	**20**	**7**	**–**	**984**
Dividend income	–	–	–	–	1	–	1
Net fees and commissions	147	128	204	16	11	–	506
Dealing profits	17	28	196	24	–	–	265
Other income	23	12	11	–	70	(35)	81
Other operating income	187	168	411	40	82	(35)	853
Operating income	**630**	**387**	**706**	**60**	**89**	**(35)**	**1,837**
Operating expenses excluding goodwill amortisation[1]	(434)	(168)	(287)	(30)	(78)	35	(962)
Operating profit before provisions[1]	**196**	**219**	**419**	**30**	**11**	**–**	**875**
Provisions for bad and doubtful debts	(46)	46	12	(1)	(1)	–	10
Provisions for contingent liabilities and commitments	–	(2)	–	–	(12)	–	(14)
Operating profit/(loss)[1]	**150**	**263**	**431**	**29**	**(2)**	**–**	**871**
Share of operating profit in associates[2]	24	6	52	–	14	–	96
Gains on disposal of investments and tangible fixed assets	1	–	5	–	–	–	6
Profit on ordinary activities before tax[3]	**175**	**269**	**488**	**29**	**12**	**–**	**973**
	%	%	%	%	%		%
Share of HSBC's pre-tax profits[3]	1.7	2.6	4.8	0.3	0.1		9.5
Cost:income ratio[1]	68.9	43.4	40.7	50.0	87.6		52.4
	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[4]							
Loans and advances to customers (net)	19,071	14,860	17,107	1,842	118		52,998
Total assets	21,367	15,822	61,608	4,303	4,530		107,630
Customer accounts	26,893	13,977	24,752	4,179	44		69,845
The following assets and liabilities were also significant to Corporate, Investment Banking and Markets:							
Loans and advances to banks (net)			13,170				
Debt securities, treasury bills and other eligible bills			23,886				
Deposits by banks			7,614				

Goodwill amortisation:
1 *excluded from (1) above*	*3*	*1*	*30*	*–*	*–*		*34*
2 *excluded from (2) above*	*–*	*–*	*–*	*–*	*–*		*–*
3 *excluded from (3) above*	*3*	*1*	*30*	*–*	*–*		*34*
4 *Third party only .*							

	Half-year to 30 June 2003						
Rest of Asia-Pacific (including the Middle East)	Personal Financial Services US$m	Commercial Banking US$m	Corporate, Investment Banking & Markets US$m	Private Banking US$m	Other US$m	Inter-segment elimination US$m	Total US$m
Net interest income/(expense)	358	206	263	16	(3)	–	840
Dividend income	–	–	–	–	3	–	3
Net fees and commissions	108	105	146	5	(1)	–	363
Dealing profits	16	21	172	21	1	–	231
Other income[5]	18	8	7	–	45	(22)	56
Other operating income[5]	142	134	325	26	48	(22)	653
Operating income[5]	500	340	588	42	45	(22)	1,493
Operating expenses excluding goodwill amortisation[1, 5]	(351)	(148)	(247)	(22)	(43)	22	(789)
Operating profit before provisions[1]	149	192	341	20	2	–	704
Provisions for bad and doubtful debts	(59)	37	(6)	2	–	–	(26)
Provisions for contingent liabilities and commitments	–	(2)	(2)	–	–	–	(4)
Operating profit[1]	90	227	333	22	2	–	674
Share of operating profit in associates[2]	16	7	26	–	16	–	65
Gains on disposal of investments and tangible fixed assets	–	–	6	–	8	–	14
Profit on ordinary activities before tax[3]	106	234	365	22	26	–	753
	%	%	%	%	%		%
Share of HSBC's pre-tax profits[3]	1.5	3.4	5.3	0.3	0.4		10.9
Cost:income ratio[1]	70.2	43.5	42.0	52.4	95.6		52.8
	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[4]							
Loans and advances to customers (net)	15,026	11,779	13,753	1,566	112		42,236
Total assets[5]	17,005	12,714	52,650	2,476	2,912		87,757
Customer accounts	24,482	12,395	18,989	3,605	20		59,491
The following assets and liabilities were also significant to Corporate, Investment Banking and Markets:							
Loans and advances to banks (net)			8,994				
Debt securities, treasury bills and other eligible bills			21,414				
Deposits by banks			5,413				

Goodwill amortisation:
1 excluded from (1) above	3	1	15	–	–		19
2 excluded from (2) above	–	–	–	–	–		–
3 excluded from (3) above	3	1	15	–	–		19
4 Third party only.							
5 Restated to include the activities of the Group Service Centres and Shared Service Organisations in 'Other' where these activities were formerly reported across customer groups.							

59

Profit excluding goodwill amortisation by customer group *(continued)*

Half-year to 31 December 2003

Rest of Asia-Pacific (including the Middle East)	Personal Financial Services US$m	Commercial Banking US$m	Corporate, Investment Banking & Markets US$m	Private Banking US$m	Other US$m	Inter-segment elimination US$m	Total US$m
Net interest income/(expense)	396	213	278	17	(4)	–	900
Dividend income	–	–	–	–	1	–	1
Net fees and commissions	131	115	178	5	13	–	442
Dealing profits	19	25	129	17	–	–	190
Other income[5]	22	12	9	–	57	(36)	64
Other operating income[5]	172	152	316	22	71	(36)	697
Operating income[5]	568	365	594	39	67	(36)	1,597
Operating expenses excluding goodwill amortisation[1, 5]	(453)	(176)	(274)	(25)	(60)	36	(952)
Operating profit before provisions[1]	115	189	320	14	7	–	645
Provisions for bad and doubtful debts	(86)	15	11	–	1	–	(59)
Provisions for contingent liabilities and commitments	–	1	1	–	1	–	3
Amounts written off fixed asset investments	–	–	(1)	–	(1)	–	(2)
Operating profit[1]	29	205	331	14	8	–	587
Share of operating profit in associates[2]	23	10	39	–	12	–	84
Gains/(losses) on disposal of investments and tangible fixed assets	–	1	(3)	–	4	–	2
Profit on ordinary activities before tax[3]	52	216	367	14	24	–	673
	%	%	%	%	%		%
Share of HSBC's pre-tax profits[3]	0.6	2.9	4.9	0.2	0.3		8.9
Cost:income ratio[1]	79.8	48.2	46.1	64.1	89.6		59.6
	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[4]							
Loans and advances to customers (net)	17,848	13,383	15,129	1,481	111		47,952
Total assets[5]	20,101	14,395	56,492	2,813	4,280		98,081
Customer accounts	26,592	13,006	22,146	3,693	4		65,441
The following assets and liabilities were also significant to Corporate, Investment Banking and Markets:							
Loans and advances to banks (net)			10,452				
Debt securities, treasury bills and other eligible bills			23,279				
Deposits by banks			6,405				

Goodwill amortisation:
1 *excluded from (1) above*   2 – 13 – 1 16
2 *excluded from (2) above*   – – – – – –
3 *excluded from (3) above*   2 – 13 – 1 16
4 *Third party only.*
5 *Restated to include the activities of the Group Service Centres and Shared Service Organisations in 'Other' where these activities were formerly reported across customer groups.*

North America

Profit/(loss) before tax excluding goodwill amortisation

	Half-year to		
	30 June 2004 US$m	30 June 2003 US$m	31 December 2003 US$m
Personal Financial Services[3]	**489**	474	396
United States	**216**	281	165
Canada	**34**	36	30
Mexico	**227**	151	194
Other	**12**	6	7
Consumer Finance[2]	**2,054**	605	1,463
United States	**2,004**	585	1,417
Canada	**50**	20	46
Total Personal Financial Services[3]	**2,543**	1,079	1,859
United States	**2,220**	866	1,582
Canada	**84**	56	76
Mexico	**227**	151	194
Other	**12**	6	7
Commercial Banking	**449**	299	296
United States	**235**	152	140
Canada	**104**	70	92
Mexico	**88**	72	49
Other	**22**	5	15

Corporate, Investment Banking and Markets	**450**	484	353
United States	**350**	377	274
Canada	**63**	61	60
Mexico	**31**	49	17
Other	**6**	(3)	2
Private Banking	**47**	38	25
United States	**46**	38	25
Mexico	**–**	1	(1)
Other	**1**	(1)	1
Other	**(18)**	(67)	(109)
United States	**(22)**	(87)	(106)
Canada	**–**	1	(1)
Other	**4**	19	(2)
Total[1]	**3,471**	1,833	2,424
United States	**2,829**	1,346	1,915
Canada	**251**	188	227
Mexico	**346**	273	259
Other	**45**	26	23

1 *Goodwill amortisation excluded:*

– arising on subsidiaries	*372*	*231*	*412*
– arising on associates and joint ventures	*–*	*–*	*1*
– total	*372*	*231*	*413*

2 *Comprises Household International's consumer finance business and the US residential mortgages acquired by HSBC Bank USA from Household International and its correspondents since December 2003.*

3 *30 June 2003 includes a US$20 million reallocation between the United States and Canada.*

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Profit before tax

North America	Half-year to		
	30 June 2004 US$m	30 June 2003 US$m	31 December 2003 US$m
Net interest income	**7,410**	4,630	7,147
Dividend income	**16**	22	12
Net fees and commissions	**1,692**	1,075	1,601
Dealing profits	**221**	238	102
Other income	**769**	393	539
Other operating income	**2,698**	1,728	2,254
Total operating income	**10,108**	6,358	9,401
Staff costs	**(2,285)**	(1,593)	(2,130)
Premises and equipment	**(415)**	(319)	(426)
Other	**(1,373)**	(936)	(1,305)
Depreciation and intangible asset amortisation	**(154)**	(106)	(132)
	(4,227)	(2,954)	(3,993)
Goodwill amortisation	**(372)**	(231)	(412)
Operating expenses	**(4,599)**	(3,185)	(4,405)
Operating profit before provisions	**5,509**	3,173	4,996
Provisions for bad and doubtful debts	**(2,472)**	(1,670)	(3,006)
Provisions for contingent liabilities and commitments	**1**	2	1
Amounts written off fixed asset investments	**–**	(4)	(5)
Operating profit	**3,038**	1,501	1,986
Share of operating profit in joint ventures	**–**	8	3
Share of operating profit in associates	**4**	3	3
Gains on disposal of investments and tangible fixed assets	**57**	90	19
Profit on ordinary activities before tax	**3,099**	1,602	2,011
	%	%	%
Share of HSBC's pre-tax profits (excluding goodwill amortisation)	**33.9**	26.6	32.2
Share of HSBC's pre-tax profits	**33.1**	26.2	30.0
Cost:income ratio (excluding goodwill amortisation)	**41.8**	46.5	42.5
Period-end staff numbers (full-time equivalent)	**68,521**	63,302	65,021
	US$m	US$m	US$m
Selected balance sheet data[1]			
Loans and advances to customers (net)	**223,119**	193,032	191,450
Loans and advances to banks (net)	**22,875**	13,368	11,884
Debt securities, treasury bills and other eligible bills	**52,419**	43,024	49,168
Total assets	**337,281**	283,133	289,800
Deposits by banks	**14,677**	10,766	10,354
Customer accounts	**129,560**	105,419	93,996

1 *Third party only.*

62

Beneficial monetary and fiscal conditions continued to underpin strong growth for the US economy in the first half of 2004. GDP rose by around 5 per cent in the first half of the year. Employment growth began to pick up convincingly, with well over 1 million payroll jobs added in the first half of the year. In particular, the manufacturing sector recorded some growth in jobs after over 40 successive months of declining payrolls. Inflation, as measured by the Consumer Price Index, began to pick up, rising from a year-on-year rate of 1.1 per cent at the beginning of the year to 1.7 per cent in May. With a backdrop of strong demand and diminishing excess capacity, the increase in employment and core inflation created the setting for a rise in the Federal Funds rate by 25 basis points on 30 June. This was the first rate rise in over four years. Although there has been considerable volatility through the period, bond and equity markets ended the first half of 2004 close to levels seen at the beginning of the year. Short-term prospects for the US economy remain encouraging, although high levels of indebtedness may eventually place a constraint on the pace of expansion.

After having cut interest rates three times in 2004 to 2 per cent, the Bank of Canada ('BOC') is expected to tighten monetary policy by the end of the year. Growth in GDP (1.6 per cent in the first three months of 2004) and in the labour market, supported by low interest rates and strong investment spending, exceeded expectations in the first half of the year. Although inflation was low at the beginning of 2004, it was approaching the BOC's 'preferred' level of 2 per cent by the middle of the year, supporting the view that there will be rate increases in the second half of 2004.

When the year began there was some uncertainty about the effect of China on Mexican exports to the US, but concerns have since dissipated as the global industrial recovery prompted strong export growth. The expansion in Mexico's exports came with a renewed bout of imports of capital goods suggesting that export-led investment growth persists, strengthening Mexico's integration into the North American market.

On 1 July 2004, HSBC Bank USA Inc. ('HSBC Bank USA') consolidated its banking operations under a single national charter, following approval from the Office of Comptroller of Currency. This will enable the newly formed HSBC Bank USA, N.A. to serve its customers more efficiently and effectively across the US and provide an expanded range of products. It will also put HSBC Bank USA, N.A. on the same footing as other major US banks.

Bank of Bermuda, acquired in February 2004, contributed US$22 million to pre-tax profit, before goodwill amortisation, in the North American segment.

HSBC's operations in North America reported a pre-tax profit of US$3,099 million, compared with US$1,602 million in the first half of 2003. Excluding goodwill amortisation, pre-tax profit was US$3,471 million, compared with US$1,833 million in the first half of 2003, and represented 34 per cent of HSBC's total pre-tax profit on this basis. At constant exchange rates, and on an underlying basis, HSBC's pre-tax profit, before goodwill amortisation, was 28 per cent higher than in the first half of 2003. Goodwill amortisation was US$372 million, compared with US$231 million in the first half of 2003, essentially reflecting an additional quarter's charge of Household.

The detailed customer group commentary that follows is based on constant exchange rates and is on an underlying basis, except for the Mexican pensions and insurance business, where this has been integrated with the Group's existing operations.

Personal Financial Services, excluding Consumer Finance, generated a pre-tax profit, before goodwill amortisation, of US$489 million, 3 per cent higher than in the first half of 2003. Of this, Bank of Bermuda contributed a pre-tax profit, before goodwill amortisation, of US$5 million.

Net interest income rose by 7 per cent, mainly due to a good performance in Mexico where strong growth in low cost deposit balances and higher interest income from the insurance business led to an overall increase in net interest income of 19 per cent. Average current account balances rose by 15 per cent to over US$5.5 billion.

Operations in the US also saw an improvement in net interest income, driven mainly by a US$6.7 billion increase in average residential mortgage balances and higher income from credit cards. Consumer demand for credit remained strong in the US, fuelled by lower unemployment and low interest rates which encouraged both new lending and the refinancing of existing mortgages. New mortgage lending grew by 33 per cent to US$18.3 billion, although the income benefit of this growth was partly offset by competitive pressure on spreads.

63

HSBC HOLDINGS PLC

Financial Review (continued)

Other operating income was 7 per cent higher than in the first half of 2003. Mexico saw strong growth in the pension funds and insurance businesses acquired in the second half of 2003, partly offset by lower fee income from deposit-related services. Operations in Canada benefited from strong growth in retail broking activities and higher insurance revenue, which contributed to an overall increase in fee and commission income of 39 per cent.

This strong performance was partly offset by a fall in mortgage banking-related revenue in the US, which fell by 12 per cent, or US$26 million, compared with the first half of 2003. This arose, primarily, from lower origination and sales-related income, partly offset by an improvement in net servicing-related expenses.

The overall decrease in origination and sales-related income in the first half of 2004 was mainly driven by lower gains on sales of mortgages, due to a combination of lower volume of loans originated for sale and narrower spreads. In the recent low interest rate environment, customers tended to refinance with fixed rate loans, which were generally included in the portfolio of loans held for sale to mortgage agencies. As interest rates increased in the first half of 2004, levels of refinancing activity significantly reduced, resulting in fewer loans being originated for sale despite an overall increase in mortgage lending activity. Also, market conditions in 2004 permitted less favourable pricing than in 2003, which meant HSBC earned lower returns on loans sold.

Net servicing-related expenses improved on those recorded in both halves of 2003, mainly as a result of lower amortisation expenses and the recovery of temporary impairment reserves associated with mortgage servicing rights ('MSRs'). The net book value of MSRs, as well as related amortisation expenses, are directly impacted by the levels of residential mortgage prepayments. Higher levels of prepayments will generally increase amortisation expenses and decrease the net book value of MSRs. Conversely, lower levels of prepayments will generally result in lower amortisation expenses and increase the net book value of MSRs. During the first half of 2004, prepayments of residential mortgages, mostly in the form of loan refinancing, reduced in comparison with 2003 levels. Mortgage rates generally rose in the second quarter of 2004, from the historically low rates experienced in 2003, causing a marked

reduction in loan refinance activity compared with the first half of 2003. The reduction in amortisation expenses was also partially affected by lower MSR balances in 2004.

Overall, the US mortgage banking business contributed US$135 million to pre-tax profit in the first half of 2004, compared with US$171 million in the same period in 2003.

The increase in operating expenses, excluding goodwill amortisation, of 10 per cent was substantially attributable to Mexico, reflecting the expansion of the pension fund and insurance businesses. Costs in Canada increased by 10 per cent, principally due to higher performance-related staff costs.

The net charge for bad debts reduced by 27 per cent to US$61 million, reflecting a significant reduction in the net bad debt charge in Mexico. Lower delinquencies and improved market conditions led to lower charge-offs for credit cards and consumer lending.

Consumer Finance contributed pre-tax profit, before goodwill amortisation, of US$2,054 million in the first half of 2004.

Growth in customer loans during the first half of the year was most notable in the real estate secured portfolio, which increased by US$6 billion. Organic growth of US$0.5 billion in auto finance loans was primarily through the company's network of dealers. Loans in the MasterCard[1], Visa[1] and private label portfolios reflected seasonal run-off in the first half, but showed growth of 3 per cent year-on-year. The personal unsecured loan portfolio decreased by US$0.2 billion through tighter underwriting and lower marketing activity in the branch network.

The integration of Household International into HSBC continued to deliver funding benefits in line with those anticipated. HSBC has now provided US$19.2 billion of direct and client funding to Household International, and cash savings realised in the first half of 2004 were in excess of US$160 million.

Lower funding costs also gave Household the opportunity to expand its near-prime customer base, particularly in real estate secured products, with US$1.9 billion of originations from a newly

1   *MasterCard is a registered trade mark of MasterCard International, Incorporated and Visa is a registered trade mark of Visa USA, Inc.*

activated correspondent, and balances of US$1.7 billion largely due to the launch in 2003 of a 'Secured Plus' product targeted at this market. Funding benefits were, therefore, partly offset by lower yields, resulting from the higher percentage of prime and near-prime loans, as well as lower pricing, and the run-off of older, higher yielding loans in the real estate secured portfolio, including second lien loans.

Good progress was made in delivering anticipated operational synergies. HSBC and Household International IT employees in the US have been merged into a single operating unit, and North America now co-ordinates all of HSBC's global credit card technology. Household's use of HSBC's Group Service Centres was expanded, with over 1,500 employees (full-time equivalent) in the centres now supporting the Consumer Finance business. Purchasing activity was also consolidated, and 40 major vendor relationships renegotiated, with annual savings in excess of US$30 million.

Large-scale projects were launched in 2004 to convert HSBC's card portfolios in the UK, Mexico and the US to Household International's proprietary platform. This should be completed by the end of 2005.

Household and HSBC's auto finance businesses were combined and their product offerings merged onto a single system.

The charge for bad and doubtful debts of US$2,445 million in the first half of 2004 reflected a marked improvement in credit quality, partly offset by the impact of the growth in customer lending. The benefits of strong job creation and a generally improving economic environment in the US were aided by improved collection activity and tighter credit scoring, and the effect on product mix of Household's move into prime and near-prime markets. Improvements were seen in a number of key indicators, including early stage delinquency, charge-offs and year-on-year bankruptcy filings.

HSBC's **Commercial Banking** operations reported pre-tax profits, before amortisation of goodwill, of US$449 million for the first half of 2004, an improvement of 48 per cent on the same period in 2003. Bank of Bermuda contributed a pre-tax profit, before goodwill amortisation, of US$10 million.

Net interest income was broadly in line with 2003. In the US, the income benefit of an 8 per cent rise in lending balances and an 11 per cent growth in commercial deposits was offset by the loss of income following the disposal of the equipment-leasing portfolio last year and a 40 basis point reduction in deposit spreads.

Net interest income increased by 12 per cent in Canada as growth in lending reflected the low interest rate environment and improved market conditions. Net interest income in Mexico fell by 21 per cent as low interest rates reduced the benefit from free funds.

Other operating income rose by 39 per cent. In Mexico, fees and commissions benefited from a realignment of the customer portfolio and a 17 per cent rise in electronic banking transaction volumes. In Canada, HSBC saw an increase in income from merchant banking activities and from sales generated by a joint marketing initiative between the retail services divisions of HSBC Bank Canada and Household. The disposal of the US factoring business in the second half of 2003 reduced other operating income by US$24 million. Household contributed US$42 million, following the disposal of real estate taken in lieu of a loan in default.

Operating expenses reduced by 6 per cent, driven by the sale of the factoring and equipment leasing businesses. Excluding the impact of business disposals, costs were in line with last year. The operations of Household and Bank of Bermuda contributed US$4 million and US$12 million, respectively, to operating costs.

Provisions for bad debts reflected an improved credit environment in North America and falling corporate default rates. Consequently, the charge for bad debts fell significantly to US$19 million. The low interest rate environment, declining credit spreads and positive economic sentiment all contributed to the improvement.

The **Corporate, Investment Banking and Markets** business generated pre-tax profits, before amortisation of goodwill, of US$450 million, 7 per cent lower than in the comparable period in 2003. Bank of Bermuda contributed a pre-tax profit, before goodwill amortisation, of US$5 million.

Net interest income was 6 per cent lower than in the comparable period in 2003. This was partly attributable to lower interest income from proprietary

65

Financial Review (continued)

trading and debt securities. In Mexico, there was a 5 per cent decrease in net interest income, as realignment of customer portfolios reduced corporate balances; this was further reduced by a fall in spreads.

Other operating income improved by 2 per cent. Fees and commissions grew by 19 per cent, reflecting underwriting fees from syndication and commissions from futures, which benefited from a growing trend of electronic trading, and higher third party client and execution revenues. Derivatives trading benefited from the previous year's expansion in business capabilities, reflecting a growing demand for structured, tailored products for corporate and institutional customers. Proprietary trading revenues increased due to favourable trading opportunities. However, these were more than offset by reduced income from widening spreads in corporate bonds and weakness in emerging markets. Other income included an increase in share in gains realised from limited liability partnerships.

Other operating income in Mexico decreased by 40 per cent to US$29 million, reflecting reduced earnings from debt trading in a rising interest rate environment.

HSBC Bank Canada generated other operating income of US$45 million, an improvement of 14 per cent. Foreign exchange revenues increased by 23 per cent, due to continued volatility of the Canadian and US dollars.

Operating expenses, before goodwill amortisation, increased by 27 per cent. Higher staff costs reflected an increase in headcount and staff compensation costs in line with market trends. Within the US, relationship management was strengthened by the appointment of key sector heads, and the establishment of a mergers and acquisitions and advisory group. In addition, appointments were made to develop asset-backed and mortgage-backed securities product teams. Non-staff related costs also increased, due to investment in IT and the development of HSBC.net.

66

There was a net release of provisions for bad and doubtful debts. The releases and recoveries were spread across a number of sectors reflecting the general improvement in credit quality.

HSBC's **Private Banking** operations in North America reported pre-tax profit, before goodwill amortisation, of US$47 million, an increase of 21 per cent over the comparable period in 2003, mainly due to gains on disposals.

The integration of Bank of Bermuda's Private Client Services business within HSBC Private Bank has brought considerable product and service strength to the client base, particularly in the field of trust and offshore structures. Since acquisition, Bank of Bermuda has added US$2 million to pre-tax profit, before goodwill amortisation.

Customer deposits grew by 17 per cent as clients sought short-term liquidity. The success of an insurance premium financing business provided clients with liquidity. Combined with an improved funding environment in 2004, net interest income increased by 15 per cent.

Other operating income fell by 14 per cent. Demand for interest-rate-linked structured products fell as clients anticipated future interest-rate rises. HSBC Wealth and Tax Advisory Services, Inc. benefited from the improving economic climate with growth in its client base. This resulted in marginally increased revenue despite a reduction in demand for customised tax-planning services.

Operating expenses, before goodwill amortisation, fell by 2 per cent as cost savings from the alignment of international and domestic client servicing units combined with operational efficiencies achieved in HSBC Wealth and Tax Advisory Services, Inc.

Gains on disposal of investments and tangible fixed assets were higher than in 2003 following the sale of seed capital holdings.

Back to Contents

Profit/(loss) excluding goodwill amortisation by customer group

Half-year to 30 June 2004

North America	Personal Financial Services US$m	Consumer Finance[4] US$m	Total Personal Financial Services US$m	Commercial Banking US$m	Corporate, Investment Banking & Markets US$m	Private Banking US$m	Other US$m	Inter-segment elimination US$m	Total US$m
Net interest income/(expense)	1,141	5,299	6,440	558	353	72	(13)	–	7,410
Dividend income	3	4	7	–	9	–	–	–	16
Net fees and commissions	428	796	1,224	166	220	89	(7)	–	1,692
Dealing profits	12	–	12	9	198	2	–	–	221
Other income	29	547	576	101	37	13	521	(479)	769
Other operating income	472	1,347	1,819	276	464	104	514	(479)	2,698
Operating income	1,613	6,646	8,259	834	817	176	501	(479)	10,108
Operating expenses excluding goodwill amortisation[1]	(1,075)	(2,147)	(3,222)	(366)	(460)	(136)	(522)	479	(4,227)
Operating profit/(loss) before provisions[1]	538	4,499	5,037	468	357	40	(21)	–	5,881
Provisions for bad and doubtful debts	(61)	(2,445)	(2,506)	(19)	52	2	(1)	–	(2,472)
Provisions for contingent liabilities and commitments	(2)	–	(2)	(3)	7	–	(1)	–	1
Operating profit/(loss)[1]	475	2,054	2,529	446	416	42	(23)	–	3,410
Share of operating profit in associates[2]	–	–	–	–	–	–	4	–	4
Gains on disposal of investments and tangible fixed assets	14	–	14	3	34	5	1	–	57
Profit/(loss) on ordinary activities before tax[3]	489	2,054	2,543	449	450	47	(18)	–	3,471
	%	%	%	%	%	%	%		%
Share of HSBC's pre-tax profits[3]	4.8	20.0	24.8	4.4	4.4	0.5	(0.2)		33.9
Cost:income ratio[1]	66.6	32.3	39.0	43.9	56.3	77.3	104.2		41.8
	US$m	US$m	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[5]									
Loans and advances to customers (net)	55,414	113,188	168,602	25,797	25,803	2,918	(1)		223,119
Total assets	65,527	134,935	200,462	30,357	101,567	3,793	1,102		337,281
Customer accounts	49,787	1	49,788	24,189	47,572	8,011	–		129,560
The following assets and liabilities were also significant to the customer groups noted:									
Loans and advances to banks (net)					22,583				
Debt securities, treasury bills and other eligible bills					43,403				
Deposits by banks					14,204				
Debt securities in issue		104,701							

Goodwill amortisation:

1 excluded from (1) above	61	238	299	34	27	12	–		372
2 excluded from (2) above	–	–	–	–	–	–	–		–
3 excluded from (3) above	61	238	299	34	27	12	–		372

4 Comprises Household International's consumer finance business and the US residential mortgages acquired by HSBC Bank USA from Household International and its correspondents since December 2003.
5 Third party only.

Financial Review (continued)

Profit/(loss) excluding goodwill amortisation by customer group *(continued)*

Half year to 30 June 2003

North America	Personal Financial Services US$m	Consumer Finance[4] US$m	Total Personal Financial Services US$m	Commercial Banking US$m	Corporate, Investment Banking & Markets US$m	Private Banking US$m	Other US$m	Inter-segment elimination US$m	Total US$m
Net interest income/(expense)	1,063	2,642	3,705	543	362	60	(40)	–	4,630
Dividend income	–	7	7	–	14	–	1	–	22
Net fees and commissions	306	389	695	134	167	80	(1)	–	1,075
Dealing profits	1	–	1	9	226	2	–	–	238
Other income	132	159	291	59	27	21	11	(16)	393
Other operating income	439	555	994	202	434	103	11	(16)	1,728
Operating income/(expense)	1,502	3,197	4,699	745	796	163	(29)	(16)	6,358
Operating expenses excluding goodwill amortisation[1]	(967)	(1,115)	(2,082)	(369)	(338)	(124)	(57)	16	(2,954)
Operating profit/(loss) before provisions[1]	535	2,082	2,617	376	458	39	(86)	–	3,404
Provisions for bad and doubtful debts	(86)	(1,479)	(1,565)	(79)	(25)	(1)	–	–	(1,670)
Provisions for contingent liabilities and commitments	–	–	–	2	–	–	–	–	2
Amounts written off fixed asset investments	–	–	–	–	(4)	–	–	–	(4)
Operating profit/(loss)[1]	449	603	1,052	299	429	38	(86)	–	1,732
Share of operating profit in joint ventures[2]	8	–	8	–	–	–	–	–	8
Share of operating profit in associates[2]	–	–	–	–	–	–	3	–	3
Gains on disposal of investments and tangible fixed assets	17	2	19	–	55	–	16	–	90
Profit/(loss) on ordinary activities before tax[3]	474	605	1,079	299	484	38	(67)	–	1,833
	%	%	%	%	%	%	%		%
Share of HSBC's pre-tax profits[3]	6.9	8.8	15.7	4.3	7.0	0.6	(1.0)		26.6
Cost:income ratio[1]	64.4	34.9	44.3	49.5	42.5	76.1	(196.6)		46.5
	US$m	US$m	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[5]									
Loans and advances to customers (net)	38,650	99,900	138,550	29,003	23,428	2,050	1		193,032
Total assets	46,217	119,971	166,188	36,735	75,960	2,936	1,314		283,133
Customer accounts	47,641	1	47,642	22,704	27,640	7,336	97		105,419
The following assets and liabilities were also significant to the customer groups noted:									
Loans and advances to banks (net)					12,784				
Debt securities, treasury bills and other eligible bills					33,603				
Deposits by banks					10,326				
Debt securities in issue		99,552							

Goodwill amortisation:
1 excluded from (1) above	55	107	162	32	23	14	–		231
2 excluded from (2) above	–	–	–	–	–	–	–		–
3 excluded from (3) above	55	107	162	32	23	14	–		231

4 *Comprises Household International's consumer finance business since the date of acquisition.*
5 *Third party only.*

North America	Personal Financial Services US$m	Consumer Finance[4] US$m	Total Personal Financial Services US$m	Commercial Banking US$m	Corporate, Investment Banking & Markets US$m	Private Banking US$m	Other US$m	Inter-segment elimination US$m	Total US$m
					Half year to 31 December 2003				
Net interest income/(expense)	1,053	5,209	6,262	503	381	61	(60)	–	7,147
Dividend income	–	5	5	–	6	1	–	–	12
Net fees and commissions	414	781	1,195	158	184	75	(11)	–	1,601
Dealing profits	18	–	18	9	75	–	–	–	102
Other income/(expense)	(46)	366	320	93	129	15	22	(40)	539
Other operating income	386	1,152	1,538	260	394	91	11	(40)	2,254
Operating income/(expense)	1,439	6,361	7,800	763	775	152	(49)	(40)	9,401
Operating expenses excluding goodwill amortisation[1]	(998)	(1,983)	(2,981)	(417)	(439)	(130)	(66)	40	(3,993)
Operating profit/(loss) before provisions[1]	441	4,378	4,819	346	336	22	(115)	–	5,408
Provisions for bad and doubtful debts	(56)	(2,916)	(2,972)	(54)	19	2	(1)	–	(3,006)
Provisions for contingent liabilities and commitments	–	–	–	2	–	–	(1)	–	1
Amounts written off fixed asset investments	–	–	–	–	(5)	–	–	–	(5)
Operating profit/(loss)[1]	385	1,462	1,847	294	350	24	(117)	–	2,398
Share of operating profit in joint ventures[2]	3	–	3	–	–	–	–	–	3
Share of operating profit in associates[2]	–	–	–	–	–	–	4	–	4
Gains on disposal of investments and tangible fixed assets	8	1	9	2	3	1	4	–	19
Profit/(loss) on ordinary activities before tax[3]	396	1,463	1,859	296	353	25	(109)	–	2,424
	%	%	%	%	%	%	%		%
Share of HSBC's pre-tax profits[3]	5.3	19.4	24.7	3.9	4.7	0.3	(1.4)		32.2
Cost:income ratio[1]	69.4	31.2	38.2	54.7	56.6	85.5	(134.7)		42.5
	US$m	US$m	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[5]									
Loans and advances to customers (net)	43,608	107,957	151,565	23,553	13,758	2,574	–		191,450
Total assets	53,082	134,857	187,939	27,444	70,223	3,108	1,086		289,800
Customer accounts	48,576	1	48,577	20,032	17,239	8,148	–		93,996
The following assets and liabilities were also significant to the customer groups noted:									
Loans and advances to banks (net)					11,577				
Debt securities, treasury bills and other eligible bills					36,026				
Deposits by banks					9,958				
Debt securities in issue		107,673							

Goodwill amortisation:

1 excluded from (1) above	62	249	311	68	22	11	–		412
2 excluded from (2) above	1	–	1	–	–	–	–		1
3 excluded from (3) above	63	249	312	68	22	11	–		413

4   Comprises Household International's consumer finance business and the US residential mortgages transferred from Household International to HSBC Bank USA in late 2003.
5   Third party only.

H S B C   H O L D I N G S   P L C

Financial Review (continued)

South America

Profit/(loss) before tax excluding goodwill amortisation

	Half-year to		
	30 June 2004 US$m	30 June 2003 US$m	31 December 2003 US$m
Personal Financial Services	**24**	16	(43)
Brazil	**15**	2	(33)
Argentina	**8**	13	(10)
Other	**1**	1	–
Commercial Banking	**75**	50	49
Brazil	**51**	33	32
Argentina	**24**	17	17
Other	**–**	–	–
Corporate, Investment Banking and Markets	**72**	(17)	(7)
Brazil	**64**	8	41
Argentina	**4**	(26)	(46)
Other	**4**	1	(2)
Private Banking	**3**	–	(2)
Brazil	**1**	–	(1)
Argentina	**–**	–	–
Other	**2**	–	(1)
Other	**(14)**	21	59
Brazil	**(11)**	3	(2)
Argentina	**(3)**	15	68
Other	**–**	3	(7)
Total[1]	**160**	70	56
Brazil	**120**	46	37
Argentina	**33**	19	29
Other	**7**	5	(10)
1 *Goodwill amortisation arising on subsidiaries excluded*	*26*	*3*	*8*

70

Profit/(loss) before tax

	Half-year to		
South America	**30 June 2004 US$m**	30 June 2003 US$m	31 December 2003 US$m
Net interest income	**619**	252	388
Dividend income	**1**	1	2
Net fees and commissions	**215**	150	188
Dealing profits	**26**	72	64
Other income	**104**	107	94
Other operating income	**346**	330	348
Total operating income	**965**	582	736
Staff costs	**(303)**	(230)	(354)
Premises and equipment	**(80)**	(55)	(69)
Other	**(243)**	(127)	(200)
Depreciation and intangible asset amortisation	**(27)**	(19)	(21)
	(653)	(431)	(644)
Goodwill amortisation	**(26)**	(3)	(8)
Operating expenses	**(679)**	(434)	(652)
Operating profit before provisions	**286**	148	84
Provisions for bad and doubtful debts	**(141)**	(32)	(26)
Provisions for contingent liabilities and commitments	**(11)**	(34)	27
Amounts written off fixed asset investments	**(1)**	(15)	(47)
Operating profit	**133**	67	38
Share of operating profit in associates	**–**	–	1
Gains on disposal of investments and tangible fixed assets	**1**	–	9
Profit on ordinary activities before tax	**134**	67	48
	%	%	%
Share of HSBC's pre-tax profits (excluding goodwill amortisation)	**1.6**	1.0	0.7
Share of HSBC's pre-tax profits	**1.4**	1.1	0.7
Cost:income ratio (excluding goodwill amortisation)	**67.7**	74.1	87.5
Period-end staff numbers (full-time equivalent)	**29,553**	25,381	28,292
	US$m	US$m	US$m
Selected balance sheet data[1]			
Loans and advances to customers (net)	**5,219**	3,849	4,982
Loans and advances to banks (net)	**2,316**	1,739	1,922
Debt securities, treasury bills and other eligible bills	**2,481**	1,519	2,151
Total assets	**13,516**	10,093	12,549
Deposits by banks	**756**	568	828
Customer accounts	**8,065**	6,197	6,945

1 *Third party only.*

The cyclical upswing that began late in 2003 across the main economies of the region showed signs of strengthening in the first half of 2004 despite concerns about lower commodity prices and higher interest rates in the US. The rebalancing of global financial portfolios ahead of the expected rate increases caused regional risk spreads to increase and induced a new bout of volatility in exchange rates. However, in some key countries (Brazil and Chile)

the combination of a relatively sound macroeconomic environment with the adroit application of economic policy worked to reduce volatility and lend confidence to medium-term prospects. In each case, the adoption of floating exchange rates, relatively solid fiscal policies and credible inflation targets helped sustain investment and reduce external imbalances. Brazil has made significant headway in regaining international market

71

Financial Review (continued)

confidence. In contrast, Argentina has made negligible progress in negotiating the position on defaulted government debt with external creditors, and the administration became increasingly focused on provincial disputes over a new federal fiscal regime and political alignments ahead of next year's local elections.

Overall, HSBC expects that the relatively benign scenario for the region will continue through 2004 and early 2005.

HSBC's operations in South America reported a pre-tax profit of US$134 million, double the US$67 million achieved in the first half of 2003. Excluding goodwill amortisation, pre-tax profit was US$160 million, compared with US$70 million in the first half of 2003, and represented 2 per cent of HSBC's total pre-tax profit on this basis. Goodwill amortisation was US$26 million, compared with US$3 million in the first half of 2003, reflecting the impact of acquisitions.

The commentary that follows is based on constant exchange rates.

In **Personal Financial Services** there was a pre-tax profit, before goodwill amortisation, of US$24 million, 71 per cent higher than in the first half of 2003. The acquisition of Lloyds TSB Group's businesses and assets in Brazil in December 2003 contributed US$29 million to this overall improvement. Excluding this, there was a pre-tax loss before goodwill amortisation of US$5 million, compared with a profit of US$16 million in the first half of 2003, largely as a result of higher operating expenses in the first half of 2004.

The following analysis is based on the underlying performance of the Personal Financial Services business excluding the acquisition.

Higher personal lending and credit card balances in Brazil, partly offset by reduced spreads on savings and deposit accounts in Argentina, contributed to a 9 per cent increase in net interest income. In Brazil, HSBC's highly competitive credit card products and growth in consumer spending combined to generate a significant increase in balances. HSBC's market share in credit cards improved from 2.7 per cent to 3.1 per cent. Continued focus on developing distribution capability in the branch network and a number of successful marketing initiatives led to a 73 per cent rise in auto finance loans and an increase in market share from 2.5 per cent to 3.4 per cent. The

income benefit from these higher balances was partly offset by lower income from personal overdrafts and special credits.

Other operating income rose by 21 per cent, principally due to a strong performance in Brazil. The increasing customer lending activity generated a 46 per cent increase in credit-related fee income, and the introduction of a new pricing structure led to a 13 per cent increase in account services fees. The cross-sales opportunities arising from higher consumer lending contributed to an overall increase in insurance revenue. Income from cards rose by 32 per cent, reflecting strong growth in the cards business and a 27 per cent increase in cards in circulation.

Operating expenses, excluding goodwill amortisation, increased by 22 per cent. In Brazil, staff costs rose, mainly as a result of labour claims and redundancy costs, and the transactional taxation charge on higher operating income increased. Also, prices increased on the renewal of a number of service contracts. Costs in Argentina were broadly in line with the first half of 2003.

The provision for bad and doubtful debts increased by 9 per cent, mainly in Brazil due to increased credit card balances and higher delinquencies. Credit quality continued to improve in Argentina, reflecting a general upturn in the local economy.

Commercial Banking contributed US$75 million to pre-tax profits, before goodwill amortisation, an increase of 36 per cent, mainly attributable to higher net interest income in Brazil.

Net interest income increased by 24 per cent to US$103 million. In Brazil, a new pricing structure for small to medium-sized enterprise customers led to higher overdraft balances and a resulting 12 per cent increase in income. Continued growth in invoice finance activity, higher deposit balances, and a new loan and overdraft combination product, *giro facil*, further contributed to the increase. In Argentina, net interest income declined due to a reduction in spreads on deposit accounts as a result of a lower-rate environment.

Other operating income increased by 5 per cent to US$62 million. The increase in lending in Brazil led to higher arrangement fee income and the new pricing structure referred to above resulted in a

72

12 per cent rise in current account fees. In Argentina, other operating income was in line with 2003.

Total operating expenses rose by 18 per cent to US$92 million. In Brazil, there were higher costs relating to labour claims and redundancy, and increased transactional tax costs. The migration of HSBC Brazil's internet bank, Connect Bank, onto an internet-based IT structure, resulted in cost savings. Costs in Argentina were in line with the prior year.

The release of bad and doubtful debts reflected recoveries in Argentina, partly offset by higher specific provisions in Brazil which increased in line with growth in the small business portfolio.

Corporate, Investment Banking and Markets reported pre-tax profit before amortisation of goodwill of US$72 million, compared with a loss in the first half of 2003.

Net interest income of US$85 million compared with an expense recorded in 2003. In Brazil, sharp falls in interest rates resulted in lower funding costs, which enabled Global Markets to benefit from higher fixed rate positions. In Argentina, net interest expense fell as a significant decline in interest rates reduced funding costs.

Other operating income decreased by 51 per cent reflecting lower dealing profits in Brazil as comparatively stable market conditions presented fewer opportunities for arbitrage, further reduced by lower income in Argentina.

Operating expenses, excluding goodwill amortisation, increased by 25 per cent, mainly reflecting higher transactional taxes from increased revenues in Brazil.

Amounts written off fixed assets were lower, largely due to the non-recurrence of a US$15 million provision made in June 2003 in relation to certain Argentine government bonds.

Private Banking reported a pre-tax profit, before goodwill amortisation, of US$3 million, compared with break even in the first half of 2003. Increased deposit balances and higher service fees from offshore operations were only partly offset by an increase in performance-related remuneration.

In 2003, the **Other** segment included a US$59 million release of a special general provision raised in 2001 in respect of Argentina following an improvement in the business environment.

73

Financial Review (continued)

Profit/(loss) excluding goodwill amortisation by customer group

	Half-year to 30 June 2004						
South America	Personal Financial Services US$m	Commercial Banking US$m	Corporate, Investment Banking & Markets US$m	Private Banking US$m	Other US$m	Inter-segment elimination US$m	Total US$m
Net interest income	**409**	**103**	**85**	**2**	**20**	**–**	**619**
Dividend income	–	–	–	–	1	–	1
Net fees and commissions	162	51	30	7	(35)	–	215
Dealing profits	2	2	21	–	1	–	26
Other income	40	9	12	1	63	(21)	104
Other operating income	204	62	63	8	30	(21)	346
Operating income	**613**	**165**	**148**	**10**	**50**	**(21)**	**965**
Operating expenses excluding goodwill amortisation[1]	(456)	(92)	(66)	(7)	(53)	21	(653)
Operating profit/(loss) before provisions[1]	**157**	**73**	**82**	**3**	**(3)**	**–**	**312**
Provisions for bad and doubtful debts	(134)	2	(9)	–	–	–	(141)
Provisions for contingent liabilities and commitments	1	–	(1)	–	(11)	–	(11)
Amounts written off fixed asset investments	–	–	–	–	(1)	–	(1)
Operating profit/(loss)[1]	**24**	**75**	**72**	**3**	**(15)**	**–**	**159**
Gains on disposal of investments and tangible fixed assets	–	–	–	–	1	–	1
Profit/(loss) on ordinary activities before tax[1]	**24**	**75**	**72**	**3**	**(14)**	**–**	**160**
	%	%	%	%	%		%
Share of HSBC's pre-tax profits[1]	0.2	0.7	0.7	–	–		1.6
Cost:income ratio[1]	74.4	55.8	44.6	70.0	106.0		67.7
	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]							
Loans and advances to customers (net)	2,238	947	1,725	1	308		5,219
Total assets	4,271	1,657	6,257	27	1,304		13,516
Customer accounts	2,497	1,637	3,833	18	80		8,065
The following assets and liabilities were also significant to Corporate, Investment Banking and Markets:							
Loans and advances to banks (net)			1,771				
Debt securities, treasury bills and other eligible bills			1,806				
Deposits by banks			650				

Goodwill amortisation:							
1 *excluded from (1) above*	*22*	*–*	*3*	*–*	*1*		*26*

2 *Third party only.*

	Half-year to 30 June 2003						
South America	Personal Financial Services US$m	Commercial Banking US$m	Corporate, Investment Banking & Markets US$m	Private Banking US$m	Other US$m	Inter-segment elimination US$m	Total US$m
Net interest income/(expense)	226	77	(60)	–	9	–	252
Dividend income	–	–	–	–	1	–	1
Net fees and commissions	108	43	22	5	(28)	–	150
Dealing profits	–	4	63	1	4	–	72
Other income	35	7	27	–	54	(16)	107
Other operating income	143	54	112	6	31	(16)	330
Operating income	369	131	52	6	40	(16)	582
Operating expenses excluding goodwill amortisation[1]	(283)	(73)	(49)	(6)	(36)	16	(431)
Operating profit before provisions[1]	86	58	3	–	4	–	151
Provisions for bad and doubtful debts	(71)	(8)	(12)	–	59	–	(32)
Provisions for contingent liabilities and commitments	1	–	4	–	(39)	–	(34)
Amounts written off fixed asset investments	–	–	(15)	–	–	–	(15)
Operating profit/(loss)[1]	16	50	(20)	–	24	–	70
Gains/(losses) on disposal of investments and tangible fixed assets	–	–	3	–	(3)	–	–
Profit/(loss) on ordinary activities before tax[1]	16	50	(17)	–	21	–	70
	%	%	%	%	%		%
Share of HSBC's pre-tax profits[1]	0.2	0.7	(0.2)	–	0.3		1.0
Cost:income ratio[1]	76.7	55.7	94.2	100.0	90.0		74.1
	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]							
Loans and advances to customers (net)	1,605	716	1,507	21	–		3,849
Total assets	3,030	1,430	4,769	57	807		10,093
Customer accounts	1,832	1,263	2,985	53	64		6,197
The following assets and liabilities were also significant to Corporate, Investment Banking and Markets:							
Loans and advances to banks (net)			941				
Debt securities, treasury bills and other eligible bills			1,051				
Deposits by banks			444				

Goodwill amortisation:
1 *excluded from (1) above*

| | – | – | 3 | – | – | | 3 |

2 *Third party only.*

Financial Review (continued)

Profit/(loss) excluding amortisation by customer group *(continued)*

South America	Personal Financial Services US$m	Commercial Banking US$m	Corporate, Investment Banking & Markets US$m	Private Banking US$m	Other US$m	Inter-segment elimination US$m	Total US$m
	Half-year to 30 December 2003						
Net interest income	273	91	9	2	13	–	388
Dividend income	–	–	–	–	2	–	2
Net fees and commissions	137	51	32	9	(41)	–	188
Dealing profits	2	3	55	–	4	–	64
Other income	34	7	9	1	65	(22)	94
Other operating income	173	61	96	10	30	(22)	348
Operating income	446	152	105	12	43	(22)	736
Operating expenses excluding goodwill amortisation[1]	(423)	(100)	(64)	(15)	(64)	22	(644)
Operating profit/(loss) before provisions[1]	23	52	41	(3)	(21)	–	92
Provisions for bad and doubtful debts	(67)	(3)	(14)	1	57	–	(26)
Provisions for contingent liabilities and commitments	9	–	(4)	–	22	–	27
Amounts written off fixed asset investments	(17)	–	(29)	–	(1)	–	(47)
Operating profit/(loss)[1]	(52)	49	(6)	(2)	57	–	46
Share of operating profit in associates[2]	–	–	1	–	–	–	1
Gains/(losses) on disposal of investments and tangible fixed assets	9	–	(2)	–	2	–	9
Profit/(loss) on ordinary activities before tax[3]	(43)	49	(7)	(2)	59	–	56
	%	%	%	%	%		%
Share of HSBC's pre-tax profits[3]	(0.6)	0.7	(0.1)	–	0.7		0.7
Cost:income ratio[1]	94.8	65.8	61.0	125.0	148.8	–	87.5
	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[4]							
Loans and advances to customers (net)	2,224	852	1,679	16	211		4,982
Total assets	4,211	1,357	5,505	70	1,406		12,549
Customer accounts	2,035	1,429	3,108	61	312		6,945
The following assets and liabilities were also significant to Corporate, Investment Banking and Markets:							
Loans and advances to banks (net)			1,384				
Debt securities, treasury bills and other eligible bills			1,311				
Deposits by banks			593				
Goodwill amortisation:							
1 *excluded from* (1) *above*	*4*	*–*	*3*	*–*	*1*		*8*
2 *excluded from* (2) *above*	*–*	*–*	*–*	*–*	*–*		*–*
3 *excluded from* (3) *above*	*4*	*–*	*3*	*–*	*1*		*8*

4 *Third party only.*

76

Critical accounting policies

Introduction

The results of HSBC Holdings are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its consolidated financial statements. The accounting policies used in the preparation of the consolidated financial statements are described in detail in Note 2 in the 'Notes on the Financial Statements' on pages 241 to 247 of the *Annual Report and Accounts 2003*.

When preparing the financial statements, it is the directors' responsibility under UK company law to select suitable accounting policies and to make judgements and estimates that are reasonable and prudent. Under UK GAAP, Financial Reporting Standard ('FRS') 18 'Accounting policies' requires the Group to adopt the most appropriate accounting policies in order to give a true and fair view.

HSBC also provides details of its net income and shareholders' equity calculated in accordance with US GAAP. US GAAP differs in certain respects from UK GAAP. Details of these differences are set out in Note 22 in the 'Notes on the Financial Statements' on pages 133 to 138.

The accounting policies that are deemed critical to the Group's UK GAAP results and financial position, in terms of materiality and the degree of judgement and estimation involved, are discussed below.

Provisions for bad and doubtful debts

HSBC's accounting policy for provisions for bad and doubtful debts on customer loans is described in Note 2(b) in the 'Notes on the Financial Statements' on pages 241 to 243 of the *Annual Report and Accounts 2003*.

on the nature of the exposure and the manner in which risks inherent in that exposure are managed. In addition, provisions for the sovereign risk inherent in cross-border credit exposures are established for certain countries; this element is not currently significant.

When specific provisions are raised on a portfolio basis, the most important factors in calculating the quantum of the required provision are:

- the roll or loss rates set for each category; and
- the periods embedded in the calculations of roll and loss rates which are designed to reflect fully, but not excessively, losses inherent at the reporting date and not future losses.

The factor over which management has most discretion are the periods used in the various roll and loss rate calculations. If management were to take a more conservative view and increase the embedded periods, this would have the effect of increasing the provisions charged and lowering HSBC's profit on ordinary activities.

The portfolio basis is applied to overdue accounts in Household's consumer portfolios and to the following accounts in the rest of HSBC:

- small corporate accounts (typically less than US$15,000) in certain countries;
- residential mortgages less than 90 days overdue; and
- credit cards and other unsecured consumer lending products.

When establishing specific provisions on a case-by-case basis, the most important factors are:

Charges for provisions for bad and doubtful debts are reflected in HSBC's profit and loss account under the caption 'Provision for bad and doubtful debts'. Any increase in these provisions has the effect of lowering HSBC's profit on ordinary activities by a corresponding amount (while any decrease in provisions or release of provisions would have the opposite effect).

Specific provisions

Specific provisions are established either on a portfolio basis or on a case-by-case basis depending

- an assessment of the ability of the borrower to trade profitably and generate cash flow to repay or refinance outstanding debt obligations;

- the amount and timing of cashflows forecast to be received from the borrower;

- the enforceability of any security held and the amount which may be recovered from its sale; and

- in complex situations, the hierarchy of competing claims against the borrowers' cash flows and the impact of litigation on the timing and direction of ultimate cash settlements.

H S B C   H O L D I N G S   P L C

Financial Review (continued)

In many cases, the determination of these factors will be judgemental, because either the security may not be readily marketable or the cashflows will require an assessment of the customer's future performance or the impact of litigation. HSBC's practice is to make estimates against these factors and to review and update them regularly. If management were to take a more cautious view of the customer's future cash flows (either by being less optimistic about the ability of the customer to generate profits or about general economic conditions) or the availability or value of any security, the provision charge would be higher and HSBC's profit on ordinary activities would be lower.

This method of determining provisions is applied to most corporate loans and, with the exception of Household, which utilises portfolio analysis, to residential mortgages 90 days or more overdue.

HSBC has no individual loans where changes in the underlying factors upon which specific bad and doubtful debt provisions have been established could cause a material change to the Group's reported results.

General provisions

General provisions augment specific provisions and provide cover for loans which are impaired at the balance sheet date but which will not be identified as such until some time in the future. HSBC requires each operating company to maintain a general provision which is determined by taking into account the structure and risk characteristics of each company's loan portfolios. Provisions held against homogenous portfolios of assets which are not overdue and which have neither been restructured nor are in bankruptcy are classified as general rather than specific.

The most important factors in determining general loan loss provisions are:

- historical roll and loss rates for each separately identified portfolio;

- the period between losses occurring and their being identified and thereby causing the establishment of a specific provision for this loss (which in general is between four and twelve months); and

- management's judgement as to whether, in

current economic and credit conditions, probable inherent losses are likely to be greater or less than those suggested by historical experience.

The main areas of judgement are in determining the periods during which latent losses emerge and assessing whether current economic conditions are likely to produce credit default rates and loss severity in line with historical precedent. These factors are kept under review based on an analysis of economic forecasts, industry sector performance, insolvency and bankruptcy statistics, together with details of the rate and nature of losses experienced.

If management were to take a more conservative view of economic conditions or increase the loss emergence periods, the provisions charged would increase and HSBC's profit on ordinary activities would be lower.

Goodwill impairment

HSBC's accounting policy for goodwill is described in Note 2(e) in the 'Notes on the Financial Statements' on page 244 of HSBC's *Annual Report and Accounts 2003*.

Amortisation of goodwill is recorded on HSBC's profit and loss account under the caption 'Goodwill amortisation'. Any impairments or reductions of goodwill are also charged to the profit and loss account (hence reducing HSBC's operating profit on ordinary activities after tax by a corresponding amount) and also result in a corresponding reduction of 'Goodwill' on the balance sheet.

In accordance with the requirements of FRS 10 'Goodwill and intangible assets', HSBC reviews goodwill which has arisen on the acquisition of subsidiary undertakings, joint ventures and interests in associates at the end of the first full year after an acquisition, and whenever there is an indication that impairment may have taken place. Impaired goodwill is accounted for in accordance with FRS 11 'Impairment of fixed assets and goodwill'. Indications of impairment include any events or changes in circumstance that cast doubt on the recoverability of the carrying amount of goodwill.

If management believes that a possible impairment is indicated in respect of a particular entity, the valuations of each of the entity's relevant 'Income Generating Units' ('IGUs') are compared with their respective carrying values (including

78

related goodwill). The IGU valuations are derived from discounted cash flow models. Significant management judgement is involved in two elements of the process of identifying and evaluating goodwill impairment.

First, the cost of capital assigned to an individual IGU and used to discount its future cash flows can have a significant effect on its valuation. The cost of capital percentage is generally derived from an appropriate capital asset pricing model, which itself depends on a number of financial and economic variables which are established on the basis of management's judgement.

Second, management judgement is required in deriving discounted cash flow valuations of IGUs. These valuations are sensitive to the cash flows in the initial periods for which detailed forecasts are available, and to assumptions regarding the long-term sustainable growth rates of cash flows thereafter. While the acceptable range within which underlying assumptions can be applied is governed by the requirement for resulting forecasts to be compared with actual performance and verifiable economic data in future years, the cash flow forecasts necessarily reflect management's view of future business prospects.

Where management's judgement is that the expected cash flows of an IGU have declined and/or that its cost of capital has increased, the effect will be to reduce the estimated fair value of the IGU. If this results in an estimated fair value that is lower than the carrying value of the IGU, an impairment of goodwill will be recorded and HSBC's profit on ordinary activities will be lower.

Valuation of unquoted and illiquid debt and equity securities

HSBC's accounting policy for these instruments is described in Note 2(c) in the 'Notes on the Financial Statements' on pages 243 to 244 of the *Annual Report and Accounts 2003*.

HSBC carries debt and equity securities held for trading purposes at fair value. For those debt and equity securities not held for trading purposes, and carried in the accounts at amortised historical cost, consideration as to whether any such asset should be written down to reflect a permanent impairment takes into account the fair value of the relevant security. Changes in the value of securities held for

trading purposes are reflected in 'Dealing profits' and hence directly impact HSBC's profit on ordinary activities. Any permanent impairment in the value of debt and equity securities not held for trading purposes is reported in 'Amounts written off fixed asset investments' and hence reduces HSBC's profit on ordinary activities.

Fair value is determined for unquoted and illiquid debt and equity securities using certain valuation techniques. The techniques used may look to a valuation of comparable securities for which an independent price can be established or use a discounted cash flow model (particularly for debt securities) or model the valuation of complex illiquid securities based on a components approach where independent pricing is available for the underlying components.

The main factors applied when using a cash flow model are:

• the likelihood and expected timing of future cash flows on the instrument. These cash flows are usually governed by the terms of the instrument, although management judgement may be required in situations where the ability of the counterparty to service the instrument in accordance with its contractual terms is in doubt; and

• an appropriate discount rate for the instrument, based on an assessment of the appropriate spread of the rate for the instrument over the risk-free rate.

When valuing instruments by reference to comparable securities, the valuation technique takes into account the maturity, structure and rating of the security to which the position held is being compared.

When valuing instruments on a model basis using the fair value of underlying components, the valuation technique additionally takes into account model tracking error and liquidity.

In assessing the valuation of securities, consideration is also given to the size of the position held relative to market liquidity and prevailing market conditions. When considered appropriate, the assessed fair value of the securities is reduced to reflect the amount which management estimates could be realised on their sale.

79

HSBC HOLDINGS PLC

Financial Review (continued)

Changes in any of the assumptions used in the valuation technique will give rise to changes in the recorded fair value of unquoted securities where the securities affected are carried in the accounts at fair value. For securities carried at amortised cost a permanent impairment may result from changes in their estimated fair value if management changes the assumptions underlying the valuation technique, regarding the above variables. In such circumstances, it will also be necessary for management to exercise judgement as to whether or not the indicative change in estimated fair value arising from revisions to the underlying valuation assumptions are only temporary.

HSBC has no individual unquoted or illiquid securities where changes in assumptions used in the valuation technique of such securities could cause a material change to the Group's reported results.

Future accounting developments

The Accounting Standards Board ('ASB') (UK GAAP) and the Financial Accounting Standards Board ('FASB') (US GAAP) have issued the following accounting standards, which become fully effective in future financial statements.

UK GAAP

FRS 17 'Retirement benefits' was issued in December 2000. If applied in full, FRS 17 would replace SSAP 24 'Accounting for pension costs'. There are also amendments to other accounting standards and UITF Abstracts.

Under FRS 17 as originally issued, the primary statement impact was to have been recognised from 1 January 2003. In November 2002, the ASB issued an amendment to FRS 17 which defers the full accounting impact of FRS 17 until 1 January 2005.

FRS 17, if adopted in full, would require that financial statements report at fair value the assets and liabilities arising from an employer's retirement benefit obligations and any related funding. The operating costs of providing retirement benefits to employees are recognised in the accounting periods in which the benefits are earned by the employees, and the related finance costs and any changes in value of the assets and liabilities are recognised in the accounting periods in which they arise

In the period until full implementation the transitional disclosures required by FRS 17 are

80

included in the 'Notes on the Financial Statements' in the *Annual Report and Accounts 2003*.

FRS 20 'Share-based Payment' was issued in April 2004. Under current UK GAAP, UITF Abstract 17 'Employee share schemes', the cost of awards to employees that take the form of shares are expensed at their intrinsic value, i.e. the difference between the fair value at the date of grant and the amount of consideration to be paid by the participants. The expense is spread over the period to which service relates. SAYE schemes approved by the Inland Revenue and equivalent overseas schemes are exempt under current UK GAAP. FRS 20 applies from 1 January 2005.

If FRS 20 were adopted, the fair value of all share-based payments would be expensed over the period to which service relates, which is the vesting period for the shares. All share-based payments fall within the scope of FRS 20, including approved SAYE schemes.

The above accounting standards will be superseded by broadly similar International Financial Reporting Standards.

US GAAP

In December 2003, the American Institute of Certified Public Accountants ('AICPA') released Statement of Position 03-3, 'Accounting for Certain Loans or Debt Securities Acquired in a Transfer' ('SOP 03-3'). SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities acquired in a transfer if those differences are attributable to credit quality. SOP 03-3 is effective for loans acquired in fiscal years beginning after 15 December 2004. Adoption is not expected to have a material impact on the US GAAP information in HSBC's financial statements.

In January 2004, the Financial Accounting Standards Board ('FASB') issued FASB Staff Position 106-1, 'Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003' ('FSP 106-1'). FSP 106-1 was issued in response to a new Medicare bill in the US that provides prescription drug coverage to Medicare-eligible retirees and was signed into law in December 2003. FSP 106-1 allowed plan sponsors the option of accounting for the effects of this new law in financial statements for periods that cover the date of enactment or making a one-time election to defer the accounting for the effects of the new law. HSBC elected to defer the accounting for the effects of the new law. In May 2004, the FASB issued FASB Staff Position FAS 106-2, 'Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003' ('FSP 106-2'), which superseded FSP 106-1. FSP 106-2 is effective for the first interim period beginning after 15 June 2004. For companies that elected deferral under FSP 106-1, and for which enactment is deemed to be a 'significant event', FSP 106-2 provides two methods of transition – retroactive application or prospective application from the date of adoption. If the effects of the new law are deemed not to be a 'significant event', the effect can be incorporated into the next measurement date following the effective date. Adoption of FSP 106-2 will not have a material impact on HSBC's accumulated post-retirement benefit obligation and net periodic benefit cost under US GAAP.

In March 2004, the FASB reached a consensus on EITF 03-1, 'The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments' ('EITF 03-1'). EITF 03-1 provides guidance for determining when an investment is impaired and whether the impairment is other than temporary. EITF 03-01 also incorporates into its consensus the required disclosures about unrealised losses on investments announced by the EITF in late 2003 and adds new disclosure requirements relating to investments accounted for under the cost method. The impairment accounting guidance is effective for reporting periods beginning after 15 June 2004 and the new disclosure requirements for annual reporting periods ending after 15 June 2004. HSBC does not expect the adoption of the impairment guidance contained in EITF 03-01 to have a material impact on its US GAAP information.

Transition to International Financial Reporting Standards ('IFRS')

The European Union ('EU') requires that all listed European companies prepare their 2005 financial statements in accordance with EU-approved IFRS. The EU is in the final stages of endorsement of the current IFRS. HSBC's 2005 interim financial statements will, therefore, be prepared in accordance with IFRS.

HSBC has established a project steering committee to co-ordinate the transition to IFRS and since 2002 has been following a three-part transition plan: preliminary assessment, detailed impact study and implementation. It is also in the process of making amendments to systems in order to collect data on a fully IFRS-compliant basis from 1 January 2005. In 2004 HSBC is running a separate IFRS consolidation system in order to collect the necessary comparative information.

HSBC is currently reviewing the IFRS in order to determine their impact on the Group; this programme includes those IFRS which have yet to be finalised, such as IAS 39, 'Financial Instruments: Recognition and Measurement'. HSBC has yet to quantify the full effect on its financial statements of adopting IFRS, but it is likely that the more significant differences from UK GAAP will include leasing, pension costs, goodwill and intangible assets, derivatives and investment securities, and preference shares. These differences are discussed below:

Leasing

Under International Accounting Standard ('IAS') 17, 'Leases', income on finance leases is recognised in the profit and loss account at a rate calculated to give a constant rate of return on the net investment in the lease. In contrast, under UK GAAP, such income is recognised at a constant rate of return on the net cash invested in the lease, including all related tax cash flows generated by the lease. The net investment approach will allocate earnings to later years and result in a reduction in equity on initial adoption.

The requirements of IAS 17 and IAS 16, 'Property, Plant and Equipment', in relation to depreciation of operating lease assets, differ from UK GAAP. IASs 17 and 16 will not permit the current UK industry practice of depreciating assets at rates that ensure that the amount of rentals less depreciation ('earnings') represents a constant periodic rate of return on the net cash invested in the asset. The above standards require such assets to be depreciated on a straight-line basis over their useful lives. As a result, the depreciation charge in the initial periods will increase, and earnings will be lower in the early years and higher in later periods.

HSBC HOLDINGS PLC

Financial Review (continued)

Pension costs

IAS 19, 'Employee benefits', requires that surpluses or deficits on pensions are recognised on the balance sheet. This is similar to the requirements of the UK's FRS 17, 'Retirement benefits'. On initial recognition the actuarial gains or losses are taken to reserves. Although currently not an option under IAS 19, an IFRS Exposure Draft proposes that the unexpected actuarial gains or losses can be recognised in the Statement of Recognised Gains or Losses (or its equivalent). The effect on HSBC will depend largely on market conditions.

Goodwill/intangibles

Under IFRS 3, 'Business combinations', goodwill is tested annually for impairment, rather than being subjected to annual amortisation. Impaired goodwill is written off to the profit and loss account. Under IFRS, a wider range of intangible assets will be recognised than under UK GAAP, with a corresponding reduction in goodwill, which will result in an increased intangible asset amortisation charge.

Derivatives/investment securities

Under IAS 39, all derivatives should be measured at fair value. HSBC is currently reviewing its hedge accounting practices and will be endeavouring to designate derivatives as either fair value or cash flow

hedges under IAS 39, although this strategy will depend on whether an option to designate a financial instrument at fair value on origination is available.

The standard requires all investment securities to be classified as either held-to-maturity, available-for-sale, loans and receivables or measured at fair value through profit and loss (this category includes both trading and those assets designated at inception as being measured at fair value through profit and loss). The use of the held-to-maturity category will be restricted and, therefore, the majority of investment securities will be classified as available-for-sale. Mark-to-market gains or losses on available-for-sale securities, net of applicable taxes and minority interests, will be reported in a separate component of shareholders' funds. This will result in increased volatility in equity. When the available-for-sale securities are sold the gain or loss held within equity will be recycled through the profit and loss account.

Preference shares

Under IAS 32, 'Financial Instruments: Disclosure and Presentation', the classification of preference shares and certain other Tier 1 capital instruments will change from equity to liabilities. As a result, dividend payments will be reclassified from 'Minority interests – non-equity' to 'Interest payable', thereby reducing profit before tax by the same amount but with no impact on earnings per share.

82

Risk management

All HSBC's activities involve analysis, evaluation, acceptance and management of some degree of risk or combination of risks. The most important types of risk are credit risk (which includes cross-border risk), liquidity risk, market risk and operational risk. Market risk includes foreign exchange, interest rate and equity price risks.

HSBC's risk management policy is designed to identify and analyse these risks, to set appropriate risk limits and controls, and to monitor the risks and limits continually by means of reliable and up-to-date administrative and information systems. HSBC continually modifies and enhances its risk management policies and systems to reflect changes in markets and products and in best practice risk management processes. Training, individual responsibility and accountability, together with a disciplined, cautious and conventional culture of control, lie at the heart of HSBC's management of risk.

The Group Management Board, under authority delegated by the Board of Directors, formulates high level Group risk management policy. A separately constituted Risk Management Meeting monitors risk and receives reports which allow it to review the effectiveness of HSBC's risk management policies.

Credit risk management

Credit risk is the risk that financial loss arises from the failure of a customer or counterparty to meet its obligations under a contract. It arises principally from lending, trade finance, treasury and leasing activities. HSBC has dedicated standards, policies and procedures to control and monitor all such risks.

Within Group Head Office, a separate function, Group Credit and Risk, is mandated to provide high-level centralised management of credit risk for HSBC on a worldwide basis. Group Credit and Risk is headed by a Group General Manager who reports to the Group Chief Executive, and its responsibilities include the following:

• Formulating credit policies. These are embodied in HSBC standards with which all HSBC's operating companies are required to comply in formulating and recording in dedicated manuals their own more detailed credit policies and procedures. All such credit policies and

procedures are monitored by Group Credit and Risk.

• Establishing and maintaining HSBC's large credit exposure policy. This policy sets controls over the maximum level of HSBC's exposure to customers, customer groups and other risk concentrations in an approach which is designed to be more conservative than internationally accepted regulatory standards. All operating companies within HSBC are required to adopt this.

• Issuing lending guidelines to HSBC's operating companies on the Group's attitude towards, and appetite for lending to, *inter alia*, specified market sectors, industries and products. Each HSBC operating company and major business unit is required to base its own lending guidelines on HSBC's standards, regularly update them and make them available to all credit and marketing executives.

• Undertaking an independent review and objective assessment of risk. Group Credit and Risk assesses all commercial non-bank credit facilities over designated limits originated by all HSBC's operating companies, prior to the facilities being offered to customers. Operating companies may not proceed to confirm credit approval without this concurrence. Similarly, renewals and reviews of commercial non-bank facilities over designated levels are subject to the same process.

• Controlling exposures to banks and financial institutions. HSBC's credit and settlement risk limits to counterparties in the finance and government sectors are approved centrally to optimise the use of credit availability and avoid excessive risk concentration. A dedicated unit within Group Credit and Risk controls and manages these exposures on a global basis using centralised systems and automated processes.

• Controlling cross-border exposures. Country and cross-border risk is managed by a dedicated unit within Group Credit and Risk using centralised systems, through the imposition of country limits with sub-limits by maturity and type of business. Country limits are determined by taking into account economic and political factors, and applying local business knowledge. Transactions with countries deemed to be high risk are considered on a case-by-case basis.

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HSBC HOLDINGS PLC

Financial Review (continued)

- Controlling exposures to selected industries. Group Credit and Risk controls HSBC's exposure to the shipping and aviation industries, and closely monitors exposures to other industries such as telecommunications, insurance and real estate. Where necessary, restrictions are imposed on new business, or exposure within HSBC's operating companies is capped.

- Maintaining and developing HSBC's facility grading process in order to categorise exposures into meaningful segments and facilitate focused management of the identified risks. HSBC's current grading structure contains a minimum of seven grades, the first three of which are applied to differing levels of satisfactory risk. Of the four unsatisfactory grades, grades 6 and 7 are non-performing loans. For banks, the grading structure involves ten tiers, six of which cover satisfactory risk. Grading methodology is based upon a wide range of financial analytics together with market data-based tools which are core inputs to the assessment of counterparty risk. Responsibility for setting facility grades rests with the final approving executive in each case. Facility grades are reviewed frequently and amendments, where necessary, are implemented promptly. A more sophisticated grading framework, based on default probability and loss estimates, has been implemented in the US and Canada and is being extended progressively to HSBC's other major business units. This new approach will allow a more granular analysis of risk.

- Reviewing the efficiency and effectiveness of operating companies' credit approval processes. Regular reports are provided to Group Credit and Risk on the credit quality of local portfolios and corrective action is taken where necessary.

- Reporting to certain senior executives on aspects of the HSBC loan portfolio. These executives, as well as the Group Management Board, the Group Audit Committee and the Board, receive a variety of regular reports covering:

  - risk concentrations and exposure to industry sectors;

  - large customer group exposures;

  - emerging market debt and provisioning;

  - large non-performing accounts and provisions;

  - specific segments of the portfolio: real estate, telecommunications, insurance, aviation and shipping, as well as *ad hoc* reviews;

  - country limits and cross-border exposures; and

  - causes of unexpected loss and lessons learned.

- Managing and directing credit-related systems initiatives. HSBC has a centralised database of large corporate, sovereign and bank facilities and is constructing a database comprising all Group lending assets. A systems-based credit application process for bank lending is operational in all jurisdictions and a standard electronic corporate credit application system is deployed in most of the Group's major businesses.

- Providing advice and guidance to HSBC's operating companies in order to promote best practice throughout the Group on credit-related issues such as:

  - regulatory matters;

  - environmental and social responsibility policies;

  - scoring and portfolio provisioning;

  - new products;

  - training courses; and

  - credit-related reporting.

- Acting as the primary interface for credit-related issues on behalf of HSBC Holdings with external parties including the Bank of England, the UK Financial Services Authority ('FSA'), rating agencies, corporate analysts, trade associations and counterparts in the world's major banks and non-bank financial institutions.

Responsibility for the quality and performance of the credit portfolios in each of the Group's operating companies rests with local management.

Each operating company is required to implement credit policies, procedures and lending guidelines which conform to HSBC Group standards, with credit approval authorities delegated from the

Board of Directors of HSBC Holdings to the relevant Chief Executive Officer. In each major subsidiary, management includes a Chief Risk Officer (or Chief Credit Officer) who reports to his local Chief Executive Officer on credit-related issues. All Chief Credit/Risk Officers have a functional reporting line to the Group General Manager, Group Credit and Risk.

Each operating company is responsible for all assets in its portfolio, including those subject to central approval by Group Credit and Risk, and for managing its own risk concentrations on market sector, geographical and product bases. Local systems are in place throughout the Group to enable operating companies to control and monitor exposures by customer and counterparty.

Special attention is paid to problem loans. When appropriate, specialist units are established by HSBC's operating companies to provide customers with intensive management and control support in order to help them avoid default wherever possible and maximise recoveries. Regular audits of operating companies' credit processes are undertaken by HSBC's Internal Audit function. Audits include consideration of the completeness and adequacy of credit manuals and lending guidelines, an in-depth analysis of a representative sample of accounts, an overview of homogenous portfolios of similar assets to assess the quality of the loan book and other exposures, and adherence to Group standards and policies in the extension of credit facilities. Individual accounts are reviewed to ensure that facility grades are appropriate, that credit and collection procedures have been properly followed and that, where an account or portfolio evidences deterioration, adequate provisions are raised in accordance with the Group's established processes. Internal Audit will discuss with management facility gradings they consider to be inappropriate, and their subsequent recommendations for revised grades must then be assigned to the facilities concerned.

Provisions for bad and doubtful debts

It is HSBC's policy that each operating company makes provision for bad and doubtful debts promptly when required and on a consistent basis in accordance with established Group guidelines.

HSBC's grading process for credit facilities extended by members of the Group is designed to highlight exposures requiring greater management

attention based on a higher probability of default and potential loss. Management particularly focuses on the appropriateness of grades assigned to facilities to those borrowers and portfolio segments classified below satisfactory grades. Amendments, where necessary, are required to be undertaken promptly. Management also regularly performs an assessment of the adequacy of the established provisions for bad and doubtful debts by conducting a detailed review of the loan portfolio, comparing performance and delinquency statistics against historical trends and undertaking an assessment of current economic conditions.

There are two types of provision, specific and general, as discussed below.

Specific provisions

Specific provisions represent the quantification of actual and inherent losses from homogenous portfolios of assets and individually identified accounts. Specific provisions are deducted from loans and advances in the balance sheet.

Portfolios

Where homogenous groups of assets are reviewed on a portfolio basis, for example, credit cards, other unsecured consumer lending, motor vehicle financing and residential mortgage loans, two alternative methods are used to calculate specific provisions:

- When appropriate empirical information is available, the Group utilises roll rate methodology (a statistical analysis of historical trends of the probability of default and amount of consequential loss, assessed at each time period for which payments are overdue), other historical data and an evaluation of current economic conditions, to calculate an appropriate level of specific provision based on inherent loss. Additionally, in certain highly developed markets, sophisticated models also take into account behavioural and account management trends such as bankruptcy and restructuring statistics. Roll rates are regularly benchmarked against actual outcomes to ensure they remain appropriate.

- When the portfolio size is less than US$20 million or when information is insufficient or not sufficiently reliable to adopt a roll rate methodology, the Group adopts a formulaic

85

Financial Review (continued)

approach which allocates progressively higher loss rates in line with the period of time for which a customer's loan is overdue.

The portfolio basis is applied to accounts in Household's consumer portfolios and, in the rest of HSBC, to the following portfolios:

- small business accounts (typically less than US$15,000) in certain countries;

- residential mortgages less than 90 days overdue; and

- credit cards and other unsecured consumer lending products.

These portfolio provisions are generally reassessed monthly and charges for new provisions, or releases of existing provisions, are calculated for each separately identified portfolio.

The Group's intention is to extend the use of the roll rate and model methodologies to all homogenous portfolios of assets for calculating specific provisions as information becomes available.

Individually assessed accounts

Specific provisions on individually assessed accounts are determined by an evaluation of the exposures on a case-by-case basis. This procedure is applied to all accounts that do not qualify for, or are not subject to, a portfolio based approach (typically those with facilities of more than US$15,000 and, in some jurisdictions, all house mortgage loans and motor vehicle finance facilities). In determining such provisions on individually assessed accounts, the following factors are considered:

- the Group's aggregate exposure to the customer (including contingent liabilities);

- the viability of the customer's business model and the capability of management to trade successfully out of financial difficulties and generate sufficient cash flow to service their debt obligations;

- the likely dividend available on liquidation or bankruptcy;

- the extent of other creditors' commitments ranking ahead of, or *pari passu* with, the Group and the likelihood of other creditors continuing to support the company;

- the complexity of determining the aggregate

amount and ranking of all creditor claims and the extent to which legal and insurance uncertainties are evident;

- the amount and timing of expected receipts and recoveries;

- the realisable value of security (or other credit mitigants) and likelihood of successful repossession;

- the deduction of any costs involved in recovery of amounts outstanding; and

- the ability of the borrower to obtain the relevant foreign currency if loans are not in local currency.

Group policy requires a review of the level of specific provisions on individual facilities above materiality guidelines at least half-yearly, or more regularly where individual circumstances require. This will normally include a review of collateral held (including reconfirmation of its enforceability) and an assessment of actual and anticipated receipts. For significant commercial and corporate debts, specialised loan 'work-out' teams with experience in insolvency and specific markets are used. In management's view, utilising this expertise enables likely losses on significant individual exposures to be assessed more accurately. Releases on individually calculated specific provisions are recognised whenever the Group has reasonable evidence that the established estimate of loss has been reduced.

Cross-border exposures

Specific provisions are established in respect of cross-border exposures to countries assessed by management to be vulnerable to foreign currency payment restrictions. This assessment includes analysis of both economic and political factors. Economic factors include the level of external indebtedness, the debt service burden and access to external sources of funds to meet the debtor country's financing requirements. Political factors taken into account include assessment of the stability of the country and its government, potential threats to security and the quality and independence of the legal system.

Provisions are applied to all qualifying exposures within these countries unless these exposures:

- are fully performing and of less than one year's

86

maturity;

- are mitigated by acceptable security cover held outside the country concerned; or

- are represented by securities held for trading purposes for which a liquid and active market exists, and which are marked to market daily.

General provisions

General provisions augment specific provisions and provide cover for loans which are impaired at the balance sheet date but which will not be individually identified as such until some time in the future. HSBC requires each operating company to maintain a general provision which is determined after taking into account:

- historical loss experience in portfolios of similar risk characteristics, for example, by industry sector, loan grade or product;

- the estimated period between a loss occurring and that loss being identified and evidenced by the establishment of a specific provision against that loss; and

- management's judgement as to whether the current economic and credit conditions are such that the actual level of inherent losses is likely to be greater or less than that suggested by historical experience.

The estimated period between a loss occurring and its identification (as evidenced by the establishment of a specific provision for this loss) is determined by local management for each identified portfolio. In general, the periods used vary between four and twelve months.

In normal circumstances, historical experience is the most objective and accurate framework used to assess inherent loss within each portfolio. Historical loss experience is generally benchmarked against the weighted average annual rate of losses over a five-year period.

In certain circumstances, economic conditions are such that historical loss experience provides insufficient evidence of the inherent loss in a given portfolio. In such circumstances, management uses its judgement, supported by relevant experience from similar situations, to determine an appropriate general provision.

The basis used to establish the general provision within each reporting entity is documented and reviewed by senior Group credit management for conformity with Group policy.

Suspended and non-accrual interest

For individually assessed accounts, loans are designated as non-performing as soon as management has doubts as to the ultimate collectibility of principal or interest, or when contractual payments of principal or interest are 90 days overdue. When a loan is designated as non-performing, interest is not normally credited to the profit and loss account and either interest accruals will cease ('non-accrual loans') or interest will be credited to an interest suspense account in the balance sheet which is netted against the relevant loan ('suspended interest').

Within portfolios of low value, high volume, homogenous loans, interest will normally be suspended on facilities 90 days or more overdue. In certain operating subsidiaries, interest income on credit cards may continue to be included in earnings after the account is 90 days overdue, provided that a suitable provision is raised against the portion of accrued interest which is considered to be irrecoverable.

The designation of a loan as non-performing and the suspension of interest may be deferred for up to 12 months in either of the following situations:

- cash collateral is held covering the total of principal and interest due and the right to set-off is legally sound; or

- the value of any net realisable tangible security is considered more than sufficient to cover the full repayment of all principal and interest due and credit approval has been given to the rolling-up or capitalisation of interest payments.

On receipt of cash (other than from the realisation of security), the overall risk is re-evaluated and, if appropriate, suspended or non-accrual interest is recovered and taken to the profit and loss account. Amounts received from the realisation of security are applied to the repayment of outstanding indebtedness, with any surplus used to recover specific provisions and then suspended interest.

H S B C H O L D I N G S PLC

Financial Review (continued)

Charge-offs

Loans (and the related provisions) are normally charged off, either partially or in full, when there is no realistic prospect of recovery of these amounts and when the proceeds from the realisation of security have been received. Unsecured consumer facilities are charged off between 150 and 210 days overdue. In the case of Household, this period is generally extended to 300 days overdue (270 days for secured products) and collections can continue for up to 360 days post default where it is expected to improve recovery rates. In the case of bankruptcy, charge-off can occur earlier.

US banks typically write off problem lending more quickly than is the practice in the UK. This approach means that HSBC's reported level of credit risk elements and associated provisions are likely to be higher than for comparable US banks.

Restructuring of loans

Restructuring activity is designed to maximise cash recovery on accounts which are overdue, by slowing down the formal steps in collection management to allow qualifying customers to repair or renegotiate satisfactory maintenance of their accounts. This will normally involve resetting an overdue consumer account to current status following an agreed restructuring. Restructuring is typically utilised to assist customers who have suffered from a lifestyle event such as redundancy, divorce or illness, to manage their obligations while they adjust to their new circumstances. Restructuring policies and practices are based on indicators, or criteria, which, in the judgement of local management, evidence continued payment probability. These policies are continually reviewed and their application varies depending upon the nature of the market, the product and the availability of empirically based data. Where empirical evidence indicates an increased propensity to default on restructured accounts, and roll rate methodologies are deployed in the calculation of provisions, the provisioning methodology reflects the increased propensity of such accounts to default.

Restructuring activity is used most commonly within consumer finance portfolios. The largest concentration is domiciled in the US in Household. The majority of restructured accounts relate to secured lending.

In addition to restructuring, HSBC's consumer lending businesses, principally Household, use other account management techniques on a more limited basis, such as extended payment arrangements, approved external debt management plans, deferring foreclosure, modification, loan rewrites and/or deferral of payments pending a change in circumstances. When using such techniques, accounts may be treated as current, although if payment difficulties are subsequently experienced, they will be redesignated as delinquent.

At 30 June 2004, the total value of accounts which have been either restructured or subject to other account management techniques in Household International was US$16 billion, representing 13 per cent of the Household International loan book, compared with US$18 billion or some 15 per cent at 31 December 2003.

Assets acquired

Assets acquired in exchange for advances in order to achieve an orderly realisation continue to be reported as advances. The asset acquired is recorded at the carrying value of the advance disposed of at the date of the exchange and subsequent provisions are based on any further deterioration in value.

Loan portfolio

Loans and advances to customers are well spread across the various industrial sectors, as well as geographically.

At constant exchange rates, loans and advances to customers (excluding the finance sector and settlement accounts) grew by US$39.2 billion, or 8 per cent during the first half of 2004. On the same basis, personal lending comprised 62 per cent of HSBC's loan portfolio and over 72 per cent of the growth in loans in the first half of 2004 (excluding the financial sector) related to personal and consumer lending.

Overall, including the finance sector and settlement accounts, personal lending represented 54.9 per cent of total advances to customers as at 30 June 2004.

Gross loans and advances to customers

	At 31 December 2003 US$m	Constant currency effect US$m	Under-lying change US$m	At 30 June 2004 US$m
Personal				
Residential mortgages	165,464	(80)	25,325	190,709
Hong Kong Government Home Ownership Scheme	6,290	(30)	(459)	5,801
Other personal	134,145	(352)	3,493	137,286
Total personal	305,899	(462)	28,359	333,796
Corporate and commercial				
Commercial, industrial and international trade	85,668	(744)	5,640	90,564
Commercial real estate	35,088	(183)	2,505	37,410
Other property-related	17,140	(115)	920	17,945
Government	9,590	(193)	(35)	9,362
Other commercial[1]	44,030	(179)	1,825	45,676
Total corporate and commercial	191,516	(1,414)	10,855	200,957
Financial				
Non-bank financial institutions	37,091	49	14,730	51,870
Settlement accounts	8,594	(46)	12,545	21,093
Total financial	45,685	3	27,275	72,963
Total gross loans and advances to customers	543,100	(1,873)	66,489	607,716

1 *Other commercial includes advances in respect of agriculture, transport, energy and utilities.*

The commentary below is on a constant currency basis.

Residential mortgages increased by 15 per cent to US$190.7 billion and comprised 31 per cent of total gross loans to customers at 30 June 2004. Growth was particularly strong in North America where residential mortgages rose by 24 per cent to US$95.6 billion. A combination of low unemployment and low interest rates encouraged both growth in new lending and the refinancing of existing mortgages. Household also introduced a number of new products and activated a new correspondent relationship in the first half of the year. Residential mortgages in Europe increased by 11 per cent, predominantly in the UK, reflecting the success of a number of marketing initiatives, competitive pricing and continued buoyancy in the housing market. Mortgage balances in Hong Kong remained broadly in line with the second half of 2003, as purchasers took the opportunity to reduce their levels of borrowing rather than saving in the low interest rate environment. There was a reduction in mortgage balances under the GHOS, which remained suspended during the first half of 2004. In the rest of Asia-Pacific, residential mortgages grew by US$1.0 billion, with strong growth in Singapore, India, China and Korea.

Other personal lending increased by 3 per cent to US$137.3 billion and represented 23 per cent of total gross loans to customers at 30 June 2004. In Europe, other personal lending grew by 7 per cent as consumer expenditure remained strong. Hong Kong and Asia-Pacific also benefited from improved consumer sentiment. In Hong Kong, other personal lending increased by 5 per cent while Asia-Pacific saw growth of 11 per cent largely as a result of the expansion of the credit card base. In the US, credit card balances fell by 5 per cent due to normal seasonal run-off in Household's credit card portfolios. Lending to European Private Banking clients rose by 12 per cent as customers took advantage of low interest rates to finance higher returning securities.

Loans and advances to the corporate sector remained subdued but commercial lending in Hong Kong and in Asia-Pacific expanded as regional trade volumes grew. International trade balances in Hong Kong increased by 26 per cent to US$7.8 billion, as economic expansion in mainland China, and a consumer spending recovery in the US encouraged business expansion. Inter-regional trade volumes also grew across Asia-Pacific and trade finance lending in the region increased by 22 per cent.

HSBC HOLDINGS PLC

Financial Review (continued)

The following tables analyse loans by industry sector and by the location of the principal operations of the lending subsidiary or, in the case of the operations of The Hongkong and Shanghai Banking Corporation, HSBC Bank, HSBC Bank Middle East and HSBC Bank USA, by the location of the lending branch.

Customer loans and advances by industry sector

				At 30 June 2004			
	Europe US$m	Hong Kong US$m	Rest of Asia-Pacific US$m	North America US$m	South America US$m	Gross loans and advances to customers US$m	Gross loans by customer type as a % of total gross loans %
Personal							
Residential mortgages	58,389	23,676	12,841	95,611	192	190,709	31.3
Hong Kong Government Home Ownership Scheme	–	5,801	–	–	–	5,801	1.0
Other personal	45,011	7,772	7,851	74,228	2,424	137,286	22.6
Total personal	103,400	37,249	20,692	169,839	2,616	333,796	54.9
Corporate and commercial							
Commercial, industrial and international trade	49,048	13,654	16,964	9,418	1,480	90,564	14.9
Commercial real estate	16,355	8,977	3,511	8,472	95	37,410	6.2
Other property-related	5,935	5,414	2,497	4,039	60	17,945	3.0
Government	2,559	835	1,271	4,064	633	9,362	1.5
Other commercial[1]	24,210	7,492	6,513	6,677	784	45,676	7.5
Total corporate and commercial	98,107	36,372	30,756	32,670	3,052	200,957	33.1
Financial							
Non-bank financial institutions	29,953	1,538	2,028	18,258	93	51,870	8.5
Settlement accounts	11,232	725	641	8,476	19	21,093	3.5
Total financial	41,185	2,263	2,669	26,734	112	72,963	12.0
Total gross loans and advances to customers[2]	242,692	75,884	54,117	229,243	5,780	607,716	100.0
Percentage of Group loans and advances by geographical region	39.9%	12.5%	8.9%	37.7%	1.0%	100.0%	
Non-performing loans[3,4]	5,331	1,200	1,251	4,821	617	13,220	
Non-performing loans as a percentage of gross loans and advances to customers[3,4]	2.2%	1.6%	2.3%	2.1%	10.7%	2.2%	
Specific provisions outstanding against loans and advances[4]	3,380	403	809	4,847	498	9,937	
Specific provisions outstanding as a percentage of non-performing loans[3,4]	63.4%	33.6%	64.7%	100.5%	80.7%	75.2%	

1 *Other commercial includes advances in respect of agriculture, transport, energy and utilities.*
2 *Included within this total is credit card lending of US$47,215 million.*
3 *Net of suspended interest.*
4 *Included in North America are non-performing loans of US$3,853 million and specific provisions of US$ 4,199 million in Household International; excluding Household International, specific provisions outstanding as a percentage of non-performing loans was 66.9 per cent.*

Included in gross loans and advances to customers are the following numbers in respect of Household, 91 per cent of which relate to North America:

	At 30 June 2004 US$m	At 30 June 2003 US$m	At 31 December 2003 US$m
Residential mortgages	52,600	41,635	46,057
Motor vehicle finance	9,375	7,945	8,868
MasterCard/Visa credit cards	20,171	19,222	21,207
Private label cards	14,500	14,038	15,413
Other unsecured personal lending	30,417	29,519	30,130
Corporate and commercial lending	66	132	101
Total	127,129	112,491	121,776

	At 30 June 2003						
	Europe US$m	Hong Kong US$m	Rest of Asia-Pacific US$m	North America US$m	South America US$m	Gross loans and advances to customers US$m	Gross loans by customer type as a % of total gross loans %
Personal							
Residential mortgages	43,648	23,540	9,990	68,927	273	146,378	28.4
Hong Kong Government Home Ownership Scheme	–	6,785	–	–	–	6,785	1.3
Other personal	36,244	6,963	6,539	70,640	1,426	121,812	23.5
Total personal	79,892	37,288	16,529	139,567	1,699	274,975	53.2
Corporate and commercial							
Commercial, industrial and international trade	46,791	10,870	12,584	10,796	1,321	82,362	15.9
Commercial real estate	13,484	8,131	2,896	7,199	74	31,784	6.1
Other property-related	4,547	5,105	2,018	4,262	47	15,979	3.1
Government	2,311	464	1,121	4,377	686	8,959	1.7
Other commercial[1]	23,869	7,136	6,163	5,904	540	43,612	8.4
Total corporate and commercial	91,002	31,706	24,782	32,538	2,668	182,696	35.2
Financial							
Non-bank financial institutions	16,054	3,406	1,575	10,027	67	31,129	6.0
Settlement accounts	9,894	752	850	17,433	12	28,941	5.6
Total financial	25,948	4,158	2,425	27,460	79	60,070	11.6
Total gross loans and advances to customers[2]	196,842	73,152	43,736	199,565	4,446	517,741	100.0
Percentage of Group loans and advances by geographical region	38.0%	14.1%	8.4%	38.6%	0.9%	100.0%	
Non-performing loans[3,4]	5,109	1,791	1,848	5,237	643	14,628	
Non-performing loans as a percentage of gross loans and advances to customers[3,4]	2.6%	2.4%	4.2%	2.6%	14.5%	2.8%	
Specific provisions outstanding against loans and advances[4]	3,150	727	1,183	5,224	442	10,726	
Specific provisions outstanding as a percentage of non-performing loans[3,4]	61.7%	40.6%	64.0%	99.8%	68.7%	73.3%	

1   *Other commercial includes advances in respect of agriculture, transport, energy and utilities.*
2   *Included within this total is credit card lending of US$43,633 million.*
3   *Net of suspended interest.*
4   *Included in North America are non-performing loans of US$3,939 million and specific provisions of US$4,191 million in Household International; excluding Household International, specific provisions outstanding as a percentage of non-performing loans was 79.6 per cent.*

HSBC HOLDINGS PLC

Financial Review (continued)

Customer loans and advances by industry sector *(continued)*

	At 31 December 2003						
	Europe US$m	Hong Kong US$m	Rest of Asia-Pacific US$m	North America US$m	South America US$m	Gross loans and advances to customers US$m	Gross loans by customer type as a % of total gross loans %
Personal							
Residential mortgages	51,721	23,664	12,101	77,754	224	165,464	30.3
Hong Kong Government Home Ownership Scheme	–	6,290	–	–	–	6,290	1.2
Other personal	42,041	7,420	7,135	75,173	2,376	134,145	24.7
Total personal	93,762	37,374	19,236	152,927	2,600	305,899	56.2
Corporate and commercial							
Commercial, industrial and international trade	49,468	10,966	14,892	8,907	1,435	85,668	15.8
Commercial real estate	15,517	8,548	3,149	7,785	89	35,088	6.5
Other property-related	5,416	5,075	2,597	3,994	58	17,140	3.2
Government	2,462	927	1,450	4,104	647	9,590	1.8
Other commercial[1]	24,239	6,754	5,735	6,619	683	44,030	8.1
Total corporate and commercial	97,102	32,270	27,823	31,409	2,912	191,516	35.4
Financial							
Non-bank financial institutions	21,226	4,921	2,027	8,839	78	37,091	6.8
Settlement accounts	3,068	556	188	4,767	15	8,594	1.6
Total financial	24,294	5,477	2,215	13,606	93	45,685	8.4
Total gross loans and advances to customers[2]	215,158	75,121	49,274	197,942	5,605	543,100	100.0
Percentage of Group loans and advances by geographical region	39.7%	13.8%	9.1%	36.4%	1.0%	100.0%	
Non-performing loans[3,4]	5,701	1,671	1,538	5,444	696	15,050	
Non-performing loans as a percentage of gross loans and advances to customers[3,4]	2.6%	2.2%	3.1%	2.8%	12.4%	2.8%	
Specific provisions outstanding against loans and advances[4]	3,554	629	981	5,184	530	10,878	
Specific provisions outstanding as a percentage of non-performing loans[3,4]	62.3%	37.6%	63.8%	95.2%	76.1%	72.3%	

1   *Other commercial includes advances in respect of agriculture, transport, energy and utilities.*
2   *Included within this total is credit card lending of US$48,634 million.*
3   *Net of suspended interest.*
4   *In North America, numbers include non-performing loans of US$4,380 million and specific provisions of US$4,448 million in Household International; excluding Household International, specific provisions outstanding as a percentage of non-performing loans was 69.2 per cent.*

Customer loans and advances by principal area within rest of Asia-Pacific and South America

	At 30 June 2004				
	Residential mortgages US$m	Other personal US$m	Property-related US$m	Commercial, international trade and other US$m	Total US$m
Loans and advances to customers (gross)					
Australia and New Zealand	5,287	507	1,700	3,629	11,123
India	551	304	27	1,548	2,430
Indonesia	12	135	7	630	784
Japan	15	103	586	3,115	3,819
Mainland China	164	7	782	2,626	3,579
Malaysia	1,956	567	346	2,852	5,721
Middle East	88	1,808	1,077	5,255	8,228
Singapore	1,770	2,727	1,171	2,350	8,018
South Korea	1,610	114	6	1,212	2,942
Taiwan	1,170	582	6	713	2,471
Thailand	26	141	58	852	1,077
Other	192	856	242	2,635	3,925
Total of rest of Asia-Pacific	12,841	7,851	6,008	27,417	54,117
Argentina[1]	38	64	26	996	1,124
Brazil	153	2,359	121	1,842	4,475
Other	1	1	8	171	181
Total of South America	192	2,424	155	3,009	5,780

1   Commercial, international trade and other includes US$630 million of loan exposures to the Argentine Government received in exchange for debt securities.

	At 30 June 2003				
	Residential mortgages US$m	Other personal US$m	Property-related US$m	Commercial, international trade and other US$m	Total US$m
Loans and advances to customers (gross)					
Australia and New Zealand	4,589	393	1,467	3,159	9,608
India	316	302	9	1,313	1,940
Indonesia	12	108	26	619	765
Japan	12	62	576	2,367	3,017
Mainland China	33	3	417	1,542	1,995
Malaysia	1,647	461	312	2,675	5,095
Middle East	41	1,539	865	3,949	6,394
Singapore	1,131	2,356	959	2,196	6,642
South Korea	1,020	55	–	946	2,021
Taiwan	959	452	2	819	2,232
Thailand	26	94	50	697	867
Other	204	714	231	2,011	3,160
Total of rest of Asia-Pacific	9,990	6,539	4,914	22,293	43,736
Argentina[1]	86	59	21	1,024	1,190
Brazil	184	1,366	89	1,477	3,116
Other	3	1	11	125	140
Total of South America	273	1,426	121	2,626	4,446

1   Commercial, international trade and other includes US$685 million of loan exposures to the Argentine Government received in exchange for debt securities.

Financial Review (continued)

Customer loans and advances by principal area within rest of Asia-Pacific and South America *(continued)*

	At 31 December 2003				
	Residential mortgages US$m	Other personal US$m	Property-related US$m	Commercial, international trade and other US$m	Total US$m
Loans and advances to customers (gross)					
Australia and New Zealand[1]	5,436	497	1,835	3,460	11,228
India	424	305	10	1,329	2,068
Indonesia	13	135	20	670	838
Japan	13	75	613	2,731	3,432
Mainland China	78	6	614	1,887	2,585
Malaysia	1,837	518	311	2,591	5,257
Middle East	61	1,660	923	4,726	7,370
Singapore	1,521	2,420	1,142	2,219	7,302
South Korea	1,430	81	–	847	2,358
Taiwan	1,073	506	–	852	2,431
Thailand	32	129	82	743	986
Other	183	803	196	2,237	3,419
Total of rest of Asia-Pacific	12,101	7,135	5,746	24,292	49,274
Argentina[2]	47	62	16	975	1,100
Brazil[3]	176	2,313	122	1,715	4,326
Other	1	1	9	168	179
Total of South America	224	2,376	147	2,858	5,605

1 *The acquisition of the AMP Bank mortgage business added US$1,246 million to residential mortgages during the period.*
2 *Commercial, international trade and other includes US$644 million of loan exposures to the Argentine Government received in exchange for debt securities.*
3 *The acquisitions of Losango and Lloyds TSB's Brazilian businesses and assets added US$855 million and US$133 million, respectively, to other personal lending and to corporate lending in the period.*

Provisions against loans and advances

	Half-year to 30 June 2004		
	Specific US$m	General US$m	Total US$m
At 1 January 2004	**10,902**	**2,813**	**13,715**
Amounts written off	**(4,405)**	**–**	**(4,405)**
Recoveries of advances written off in previous years	**425**	**–**	**425**
Charge/(credit) to profit and loss account	**3,085**	**(282)**	**2,803**
Exchange and other movements	**(54)**	**6**	**(48)**
At 30 June 2004	**9,953**	**2,537**	**12,490**
– Household	**4,365**	**552**	**4,917**
– Rest of HSBC	**5,588**	**1,985**	**7,573**

Provisions against loans and advances to customers

	At 30 June 2004 %	At 30 June 2003 %	At 31 December 2003 %
Total provisions to gross lending[1]			
Specific provisions	**1.78**	2.26	2.11
General provisions	**0.45**	0.62	0.54
Total provisions	**2.23**	2.88	2.65

1 *Net of suspended interest, reverse repo transactions and settlement accounts.*

Bad and doubtful debt provisions

	Europe US$m	Hong Kong US$m	Rest of Asia-Pacific US$m	North America US$m	South America US$m	Total US$m
Half-year to 30 June 2004						
Specific provisions						
New provisions:	895	123	143	2,854	214	4,229
Household International	177	–	–	2,692	–	2,869
Rest of HSBC	718	123	143	162	214	1,360
Release of provisions no longer required:	(396)	(116)	(102)	(68)	(37)	(719)
Household International	–	–	–	–	–	–
Rest of HSBC	(396)	(116)	(102)	(68)	(37)	(719)
Recoveries of amounts previously written off:	(63)	(25)	(33)	(274)	(30)	(425)
Household International	(22)	–	–	(201)	–	(223)
Rest of HSBC	(41)	(25)	(33)	(73)	(30)	(202)
	436	(18)	8	2,512	147	3,085
General provisions						
Household International	(13)	–	–	(49)	–	(62)
Rest of HSBC	–	(205)	(18)	9	(6)	(220)
	(13)	(205)	(18)	(40)	(6)	(282)
Total bad and doubtful debt charge	423	(223)	(10)	2,472	141	2,803
Bank	(5)	–	–	–	(2)	(7)
Customer	428	(223)	(10)	2,472	143	2,810
Customer bad and doubtful debt charge as a percentage of closing gross loans and advances (annualised)	0.35%	(0.59%)	(0.04%)	2.17%	4.98%	0.93%
30 June 2004						
Non-performing loans	5,331	1,200	1,251	4,821	617	13,220
Household International	361	–	–	3,853	–	4,214
Rest of HSBC	4,970	1,200	1,251	968	617	9,006
Provisions	4,233	623	984	6,090	544	12,474
Household International	166	–	–	4,751	–	4,917
Rest of HSBC	4,067	623	984	1,339	544	7,557

95

Financial Review (continued)

Bad and doubtful debt provisions (continued)

	Europe US$m	Hong Kong US$m	Rest of Asia-Pacific US$m	North America US$m	South America US$m	Total US$m
			Half-year to 30 June 2003			
Specific provisions						
New provisions:	551	389	181	1,835	133	3,089
Household International[1]	66	–	–	1,616	–	1,682
Rest of HSBC	485	389	181	219	133	1,407
Release of provisions no longer required:	(163)	(93)	(115)	(39)	(24)	(434)
Household International[1]	–	–	–	–	–	–
Rest of HSBC	(163)	(93)	(115)	(39)	(24)	(434)
Recoveries of amounts previously written off:	(44)	(14)	(36)	(104)	(8)	(206)
Household International[1]	(6)	–	–	(87)	–	(93)
Rest of HSBC	(38)	(14)	(36)	(17)	(8)	(113)
	344	282	30	1,692	101	2,449
General provisions						
Household International[1]	–	–	–	(50)	–	(50)
Rest of HSBC	(1)	21	(4)	28	(69)	(25)
	(1)	21	(4)	(22)	(69)	(75)
Total bad and doubtful debt charge	343	303	26	1,670	32	2,374
Bank	(1)	–	2	–	–	1
Customer	344	303	24	1,670	32	2,373
Customer bad and doubtful debt charge as a percentage of closing gross loans and advances (annualised)	0.35%	0.84%	0.11%	1.69%	1.45%	0.92%
30 June 2003						
Non-performing loans	5,109	1,791	1,848	5,237	643	14,628
Household International	295	–	–	3,939	–	4,234
Rest of HSBC	4,814	1,791	1,848	1,298	643	10,394
Provisions	4,056	1,203	1,355	6,475	538	13,627
Household International	233	–	–	4,641	–	4,874
Rest of HSBC	3,823	1,203	1,355	1,834	538	8,753

1   *Since the date of acquisition.*

	Half-year to 31 December 2003					
	Europe US$m	Hong Kong US$m	Rest of Asia-Pacific US$m	North America US$m	South America US$m	Total US$m
Specific provisions						
New provisions:	934	266	231	3,127	130	4,688
Household International	127	–	–	2,964	–	3,091
Rest of HSBC	807	266	231	163	130	1,597
Release of provisions no longer required:	(188)	(89)	(154)	(48)	(40)	(519)
Household International	–	–	–	(4)	–	(4)
Rest of HSBC	(188)	(89)	(154)	(44)	(40)	(515)
Recoveries of amounts previously written off:	(98)	(28)	(38)	(231)	(9)	(404)
Household International	(19)	–	–	(195)	–	(214)
Rest of HSBC	(79)	(28)	(38)	(36)	(9)	(190)
	648	149	39	2,848	81	3,765
General provisions						
Household International	13	–	–	150	–	163
Rest of HSBC	(130)	(52)	20	8	(55)	(209)
	(117)	(52)	20	158	(55)	(46)
Total bad and doubtful debt charge	531	97	59	3,006	26	3,719
Bank	(5)	–	1	–	–	(4)
Customer	536	97	58	3,006	26	3,723
Customer bad and doubtful debt charge as a percentage of closing gross loans and advances (annualised)	0.49%	0.26%	0.23%	3.01%	0.92%	1.36%
31 December 2003						
Non-performing loans	5,701	1,671	1,538	5,444	696	15,050
Household International	326	–	–	4,380	–	4,706
Rest of HSBC	5,375	1,671	1,538	1,064	696	10,344
Provisions	4,415	1,055	1,177	6,461	583	13,691
Household International	154	–	–	5,047	–	5,201
Rest of HSBC	4,261	1,055	1,177	1,414	583	8,490

97

HSBC HOLDINGS PLC

Financial Review (continued)

The increase in the level of new specific provisions was principally driven by:

- New specific provisions in North America, which were US$1,019 million higher than in the first half of 2003, essentially reflecting the impact of a full six months' charge for Household. Household International reported US$2,692 million of new specific provisions for the first six months of 2004 compared with US$1,616 million for the three months to 30 June 2003. The majority of Household's customer loans are in the consumer finance sector and are geographically well-spread across the United States. The level of Household's new provisions in the first half of 2004 reflected the continued improvement in economic conditions and the positive impact of tightened underwriting. At 30 June 2004, Household's two-month-and-over consumer delinquency ratio improved to 5.1 per cent (31 December 2003: 5.8 per cent). HSBC Bank USA reported a fall in new specific provisions as the continued improvement in economic conditions resulted in a lower level of provisions required to be raised against the commercial loan portfolios. This was partially offset by an increase in the level of new provisions raised against the growth in the personal loan portfolio.

- In Europe, new provisions were US$344 million higher than in the first half of 2003, of which US$111 million related primarily to the impact of a full six months' charge for Household's UK consumer finance business. Elsewhere in the UK, the increase in new provisions in personal lending reflected growth in unsecured personal lending combined with higher levels of personal bankruptcies in the first half of 2004. In the corporate and commercial portfolios, new provisions were raised against a small number of accounts, most notably in the manufacturing and energy sectors. In France, there were higher provisions, principally against the chemical, retail and manufacturing sectors.

- New provisions in South America were US$81 million higher than in the first half of 2003. Higher levels of new provision were required against Brazil's personal loan portfolio due to the impact of the Losango consumer finance business acquired in December 2003 as well as organic growth. In corporate lending, an upwards adjustment to a specific provision was

required to be raised against a Brazilian corporate customer in the food sector, although overall there is no evidence of a general deterioration in credit quality. A reduced level of new provisions was experienced in Argentina in the first half of 2004.

- In Hong Kong, new provisions were US$266 million lower than in the first half of 2003. Against a background of continuing economic recovery evidenced by falling unemployment, stronger GDP growth, rising property prices and reduced levels of bankruptcies, new provisions against the personal loan book fell by 60 per cent. The lower level of new provisions against the commercial portfolios reflected the benign credit conditions in the first half of 2004; in the first half of 2003, the charge included a significant provision against one borrower in the corporate telecommunications sector.

- New specific provisions in the rest of Asia-Pacific were lower than in the first half of 2003, reflecting the relatively stable and improving economic environment across much of the region.

In aggregate, specific provision releases and recoveries increased by US$504 million compared with the first half of 2003. Household International contributed US$130 million of the increase due to the additional quarter included as well as improved collections and the sales of charged-off accounts. In Europe, excluding Household International, releases and recoveries were US$236 million higher and, in the improving economic environment, included the benefit of the sale in the secondary market of loans to a borrower in the engineering sector. In North America, excluding Household International, releases and recoveries were US$85 million higher and included the benefit of the sale in the secondary market of impaired loans and increased loan repayment from, and upgrade of, loans previously non-performing. In Hong Kong, the increased levels of releases and recoveries reflected the benign credit environment that enabled certain corporate customers to increase repayments through the disposal of assets. This general improvement in the environment also had a positive impact on the servicing of corporate debt against which provisions had previously been established.

There was a general provision release of US$282 million in the first half of 2004 compared

98

with a release of US$75 million in the comparable period in 2003. In Hong Kong, the release of US$205 million reflected a reduction in the estimated latent loan losses at 30 June 2004. Estimates of latent losses reflect the historical experience of the rate at which such losses occur and are based on the structure of the credit portfolio and the economic and credit conditions prevailing at the balance sheet date. In Household International, there was a release of US$62 million, reflecting an improvement in the economic outlook and delinquency roll-rate trends. In Europe, the increase in general provisions required from the growth in loan balances was offset by the impact of the improvement in historical loss experience and credit conditions.

Group advances to personal customers

As noted above, the charge for bad and doubtful debts is dominated by the charge relating to the personal sector. This trend continued in the first half of 2004 with losses incurred across HSBC's personal portfolios including Consumer Finance, representing more than 100 per cent of the Group total. Within this figure, losses on residential mortgages remained modest.

Lending to personal customers has increased substantially in recent years as a result of both organic growth and by way of acquisitions, most notably Household International in March 2003. At 30 June 2004, HSBC's lending to the personal sector amounted to US$334 billion, or 54.9 per cent of total advances to customers, compared with US$275 billion (53.2 per cent) at 30 June 2003. The main characteristics of this portfolio and the economic trends affecting it are discussed below.

Secured residential mortgages comprised US$196 billion or 58.9 per cent of total lending to the personal sector and compared with US$153 billion (56 per cent) as at 30 June 2003. The principal engines of growth in 2004 were the UK and the US.

The unsecured element of the portfolio consisted of credit and charge card advances and lending by way of personal loans, car finance facilities and other varieties of instalment finance. At 30 June 2004, these combined portfolios totalled US$137 billion or 41 per cent of total lending to the personal sector compared with US$122 billion (44 per cent) as at 30 June 2003. The expansion in these portfolios

reflected the recent pattern of increasing levels of consumer spending within the main economies in which HSBC operates.

Geographically, total lending to personal customers was dominated by the diverse and mature portfolios in the US (US$153 billion), the UK (US$86 billion), and Hong Kong (US$37 billion). Collectively, these books accounted for 83 per cent of total lending to the personal sector (30 June 2003: 83 per cent).

Account management within HSBC's personal lending portfolios across both Personal Financial Services and Consumer Finance is supported using statistical techniques, the sophistication of which is enhanced by the availability of credit reference data in key local markets. The application of an increasingly analytical approach to the management of these portfolios remains an ongoing objective of the Group.

In view of the high levels of personal indebtedness in many of the world's leading economies, guidelines for the restructuring of customer facilities in the event of financial difficulty have been reinforced.

In the US, the strength of the housing market continued unabated, the principal driver being affordability. Low interest rates, reduced transaction costs and increased access to credit have combined to lift demand. However, growth is likely to be affected adversely as interest rates rise and pressure may build on some borrowers, particularly in certain overpriced locations. The portfolios remain geographically diverse and largely secured by senior lien positions.

Although increased mortgage borrowing has contributed to the record level of consumer debt burden, it has now stabilised and is expected to decline gradually, as incomes rise sufficiently to pay down debt, notwithstanding higher interest rates. Against this background, delinquency rates fell across the majority of portfolios during the first half of 2004 and lending quality trends exhibited some improvement.

Personal lending in the UK also continued to grow strongly, particularly in the mortgage market. This secured portfolio, representing over 62 per cent of total lending to personal customers in the UK, continued to suffer negligible delinquency and losses. The unsecured portfolio also continued to

99

Financial Review (continued)

expand and underwriting criteria were regularly reviewed to ensure that they remained appropriate in prevailing market conditions, which have seen a rise in bankruptcies and delinquencies over the last six months.

With consumer spending rising in Hong Kong for the first time in two years and the levels of bankruptcies and unemployment both falling, the improvements in the personal portfolios, which became evident during the second half of 2003, continued into the first half of 2004. The most notable trend, arising from ongoing property price increases, was the continued reduction in the level of mortgage balances subject to negative equity. These balances are now at modest levels.

The position in the other geographical areas remained relatively stable although HSBC continued to monitor carefully those portfolios that possess the greatest potential for future economic stress. For example, the Australian mortgage portfolio is subject to ongoing monitoring given the heated residential real estate market in recent years. Delinquency and loss trends differed across jurisdictions, reflecting these varied conditions.

Risk elements in the loan portfolio

The SEC requires disclosure of credit risk elements under the following headings that reflect US accounting practice and classifications:

• loans accounted for on a non-accrual basis;

• accruing loans contractually past due 90 days or more as to interest or principal; and

• troubled debt restructurings not included in the above.

In accordance with UK accounting practice, a number of operating companies suspend interest in the first instance, before ceasing to accrue. This additional category is also reported below, as are assets acquired in exchange for advances.

Non-performing loans and advances[1]

	30 June 2004 US$m	30 June 2003 US$m	31 December 2003 US$m
Banks	**25**	23	24
Customers			
– Household International	**4,214**	4,234	4,706
– Other HSBC	**9,006**	10,394	10,344
	13,220	14,628	15,050
Total non-performing loans and advances	**13,245**	14,651	15,074
Total provisions cover as a percentage of non-performing loans and advances	**94.3%**	93.2%	91.0%

1 *Net of suspended interest.*

Total non-performing loans to customers decreased by US$1,830 million during the first half of 2004. At 30 June 2004, non-performing loans represented 2.2 per cent of total lending compared with 2.8 per cent at 31 December 2003. At constant exchange rates, non-performing loans decreased by US$1.7 billion, or 12 per cent. The level of non-performing loans fell due to the improved economic conditions in most regions.

Across Europe, the underlying level of non-performing loans declined by US$0.4 billion or 6 per cent. Underlying credit quality in the UK and France was stable. In the UK, releases and recoveries in the corporate sector, primarily as a result of restructuring and rationalisation of a number of non-performing loans, were partly offset by a rise in delinquencies across most unsecured products in personal lending, in line with the broader target market now being addressed.

In Hong Kong, non-performing loans decreased by US$0.5 billion, or 28 per cent, during the first half of 2004 due to the improved economic climate and rising real estate prices, which enabled certain corporate customers to increase repayments through the disposal of assets or improved debt servicing.

In the rest of Asia-Pacific, non-performing loans decreased by US$0.3 billion, or 17 per cent, during the first half of 2004, due mainly to recoveries and releases arising from the general improvement in the economic environment.

The level of non-performing loans in North America decreased by US$0.6 billion in line with the continued improvement in economic conditions; Household's business particularly benefited from a continued improvement in delinquencies and default trends. In Mexico, there were write-offs of US$92 million during the first half of 2004 in the commercial and consumer loan books, as management continued to reduce the acquired workout portfolio.

In South America, there was a modest reduction in non-performing loans in the first half of 2004, mainly arising in Argentina as credit quality improved, reflecting a general upturn in the local economy.

Troubled debt restructurings

US GAAP requires separate disclosure of any loans whose terms have been modified to grant concessions other than warranted by market conditions due to problems with the borrower. These are classified as 'troubled debt restructurings' and are distinct from the normal restructuring activities described above. Disclosure of troubled debt restructurings may be discontinued after the first year if the debt is performing in accordance with the new terms.

Troubled debt restructurings decreased significantly in Europe where a number of corporate exposures were regularised and in Hong Kong where balances were repaid on certain restructured borrowings.

Accruing loans past due 90 days or more

Accruing loans past due 90 days decreased as the overall credit environment improved, particularly in Hong Kong and the US. Household's business benefited from a continued improvement in delinquency and default trends as the US economy recovered. In common with other card issuers, including other parts of HSBC, Household continues to accrue interest on credit cards past 90 days until charged off at 180 days past due. Appropriate provisions are raised against the proportion of interest thought to be irrecoverable.

Potential problem loans

Credit risk elements also cover potential problem loans. These are loans where known information about possible credit problems of borrowers causes management serious doubts as to the borrowers' ability to comply with the loan repayment terms. There are no potential problem loans other than those identified in the table of risk elements set out below.

Risk elements

The following table provides an analysis of risk elements in the loan portfolios at 30 June 2004:

H S B C   H O L D I N G S   P L C

Financial Review (continued)

	30 June 2004 US$m	30 June 2003 US$m	31 December 2003 US$m
Loans accounted for on a non-accrual basis			
Europe	**3,207**	2,898	3,138
Household International	**361**	295	326
Other	**2,846**	2,603	2,812
Hong Kong	**128**	197	166
Rest of Asia-Pacific	**176**	284	168
North America	**4,010**	4,568	4,618
Household International	**3,146**	3,408	3,683
Other	**864**	1,160	935
South America	**496**	493	601
Total	**8,017**	8,440	8,691
Loans on which interest has been accrued but suspended			
Europe	**2,107**	2,199	2,542
Hong Kong	**973**	1,372	1,369
Rest of Asia-Pacific	**1,049**	1,525	1,343
North America	**20**	39	33
South America	**122**	142	95
Total	**4,271**	5,277	5,382
Assets acquired in exchange for advances			
Europe	**31**	25	32
Hong Kong	**97**	222	137
Rest of Asia-Pacific	**37**	49	38
North America	**791**	630	794
Household International	**708**	531	697
Other	**83**	99	97
South America	**1**	8	–
Total	**957**	934	1,001
Total non-performing loans	**13,245**	14,651	15,074
Troubled debt restructurings			
Europe	**37**	148	159
Household International	**–**	–	–
Other	**37**	148	159
Hong Kong	**471**	706	571
Rest of Asia-Pacific	**53**	50	68
North America	**207**	233	210
Household International	**2**	2	2
Other	**205**	231	208
South America	**707**	874	837
Total	**1,475**	2,011	1,845
Accruing loans contractually past due 90 days or more as to principal or interest			
Europe	**45**	17	34
Hong Kong	**110**	195	205
Rest of Asia-Pacific	**41**	50	45
North America	**1,160**	1,182	1,252
Household International	**1,134**	1,140	1,215
Other	**26**	42	37
South America	**–**	–	2
Total	**1,356**	1,444	1,538
Total risk elements			
Europe	**5,427**	5,287	5,905
Household International	**361**	295	326
Other	**5,066**	4,992	5,579
Hong Kong	**1,779**	2,692	2,448
Rest of Asia-Pacific	**1,356**	1,958	1,662
North America	**6,188**	6,652	6,907
Household International	**4,990**	5,081	5,597
Other	**1,198**	1,571	1,310
South America	**1,326**	1,517	1,535
Total	**16,076**	18,106	18,457
Provisions for bad and doubtful debts as a % of total risk elements	**77.7**	75.4	74.3

Liquidity and funding management

The objective of HSBC's liquidity and funding management is to ensure that all funding commitments and deposit withdrawals can be optimally met out of readily available and secure sources of funding.

The management of liquidity and funding is primarily carried out locally in the operating companies of HSBC in accordance with practice and limits set by the Group Management Board. Limits set by the Group Management Board vary by entity and take account of the depth and liquidity of the market in which the local financial unit operates. It is HSBC policy that each legal entity should be self-sufficient with regard to funding its own operations, except, when regulations permit, for certain short-term treasury requirements and small start-up operations which are funded under strict guidelines from HSBC's largest banking operations. Liquidity and funding are not generally managed on a centralised Group basis due to regulatory limitations on the transfer of resources between HSBC entities and the broad range of currencies, markets and time zones within which HSBC operates.

HSBC requires operating entities to maintain a strong liquidity position and to manage the liquidity profile of their assets, liabilities and commitments so that cash flows are appropriately balanced and all funding obligations are met when due.

The Group's liquidity and funding management process includes:

• projecting cash flows by major currency and considering the level of liquid assets necessary in relation thereto;

• monitoring balance sheet liquidity ratios against internal and regulatory requirements;

• maintaining a diverse range of funding sources with adequate back-up facilities;

• managing the concentration and profile of debt maturities;

• maintaining debt financing plans;

• monitoring depositor concentration in order to avoid undue reliance on large individual depositors and ensure a satisfactory overall funding mix; and

• maintaining liquidity and funding contingency plans. These plans identify early indicators of

stress conditions and describe actions to be taken in the event of difficulties arising from systemic or other crises while minimising adverse long-term implications for the business.

Primary sources of funding

Current accounts and savings deposits payable on demand or at short notice form a significant part of HSBC's funding for the majority of operating companies. HSBC places considerable importance on the stability of these deposits. Stability is encouraged by maintaining depositor confidence in HSBC's capital strength and by consistently emphasising HSBC's brand values of trust and solidity across the Group's geographically diverse retail banking network.

HSBC accesses professional markets in order to provide funding for operating subsidiaries that do not accept deposits, to maintain a presence in local money markets and to optimise the funding of asset maturities not naturally matched by core deposit funding. In aggregate, HSBC is a liquidity provider, placing significantly more funds with other banks than it borrows.

The main operating subsidiary that does not accept deposits is Household, which funds itself principally through taking term funding in the professional markets and through the securitisation of assets. At 30 June 2004, US$108 billion of Household's liabilities were drawn from professional markets, utilising a range of products, maturities and currencies to avoid undue reliance on any particular funding source. Since becoming a member of the HSBC Group, Household's access to funding has improved in respect of both the breadth of available sources and the pricing.

Of total liabilities of US$1,154 billion at 30 June 2004, funding from customers amounted to US$635 billion, of which US$615 billion was contractually repayable within one year. However, although the contractual repayments of many customer accounts are on demand or at short notice, in practice deposit balances remain stable with deposits and withdrawals offsetting each other as customers remain confident that their funds will be available when required.

Assets available to meet these liabilities, and to cover outstanding commitments to lend (US$464 billion), included cash, central bank balances, items in the course of collection and treasury and other

Financial Review (continued)

bills (US$60 billion); loans to banks (US$140 billion, including US$136 billion repayable within one year); and loans to customers (US$595 billion, including US$251 billion repayable within one year). In the normal course of business, a proportion of customer loans contractually repayable within one year will be extended. In addition, HSBC held debt securities marketable at a value of US$225 billion. Of these assets, some US$56 billion of debt securities and treasury and other bills have been pledged to secure liabilities.

HSBC would meet unexpected net cash outflows by selling securities and accessing additional funding sources such as interbank markets or securitisations.

Although not utilised in the management of HSBC's liquidity, the consolidated figures shown in the following table provide a useful insight into the structure of the Group's overall funding position.

Debt securities in issue, customer accounts and deposits by banks

	30 June 2004 US$m	30 June 2003 US$m	31 December 2003 US$m
Debt securities funding due in:			
– less than one year	**72,745**	60,708	63,810
– more than one year	**92,015**	83,794	89,752
Deposits by banks repayable in:			
– less than one year	**92,236**	70,376	64,678
– more than one year	**5,071**	5,395	5,748
Customer accounts			
– repayable on demand	**369,247**	291,224	323,250
– with agreed maturity dates but less than one year	**246,143**	243,835	234,778
– more than one year	**19,641**	12,488	15,102
Total	**897,098**	767,820	797,118
	%	%	%
Debt securities	**18.4**	18.8	19.3
Deposits by banks	**10.8**	9.9	8.8
Customer accounts	**70.8**	71.3	71.9
Total	**100.0**	100.0	100.0

HSBC Holdings

HSBC Holdings' primary sources of cash are interest and capital receipts from its subsidiaries, which it deploys in short-term bank deposits. HSBC Holdings' primary uses of cash are investments in subsidiaries, interest payments to debt holders and dividend payments to shareholders. On an ongoing basis, HSBC Holdings replenishes its liquid resources through the receipt of interest on, and repayment of, intra-group loans, and from interest

earned on its own liquid funds. The ability of its subsidiaries to pay dividends or advance monies to HSBC Holdings depends, among other things, on their respective regulatory capital requirements, statutory reserves, and financial and operating performance.

HSBC actively manages the cash flows from its subsidiaries to optimise the amount of cash held at the holding company level, and expects to continue doing so in the future. The wide range of HSBC's activities means that HSBC Holdings is not dependent on a single source of profits to fund its dividends. With its accumulated liquid assets, HSBC Holdings believes that dividends and interest from subsidiaries will enable it to meet anticipated cash obligations. Also, in normal circumstances, HSBC Holdings has full access to capital markets.

Market risk management

The objective of HSBC's market risk management is to manage and control market risk exposures in order to optimise return on risk while maintaining a market profile consistent with the Group's status as a premier provider of financial products and services.

Market risk is the risk that movements in market rates, including foreign exchange rates, interest rates, credit spreads and equity and commodity prices, will reduce HSBC's income or the value of its portfolios.

HSBC separates balances into either trading or non-trading portfolios. Trading portfolios include those positions arising from market-making and proprietary position-taking. Non-trading portfolios primarily arise from the management of the commercial banking assets and liabilities.

The management of market risk is principally undertaken in Global Markets using risk limits approved by the Group Management Board. Traded Markets Development and Risk, an independent unit within Corporate, Investment Banking and Markets, develops the Group's market risk management policies and measurement techniques. Each major operating entity has an independent Market Risk Control function which is responsible for measuring market risk exposures in accordance with the policies defined by Traded Markets Development and Risk, and monitoring and reporting these exposures against the prescribed limits on a daily basis.

Each operating entity assesses the market risks which arise on each product in its business and transfers these risks to either its local Global Markets unit for management, or to separate books managed under the auspices of the local Asset and Liability Management Committee ('ALCO'). The aim is to ensure that all market risks are transferred to books managed by either Global Markets or ALCO.

Limits are set for each portfolio, product and risk type, with market liquidity being a principal factor in determining the level of limits set.

Fair value and price verification control

Certain financial instruments are carried on the Group's balance sheet at their mark-to-market values. These financial instruments comprise assets held in the trading portfolio, obligations related to securities short sold and derivative financial instruments (excluding non-trading derivatives accounted for on an accruals basis).

The determination of mark-to-market values is a significant element in reporting of the Group's Global Markets activities. Accordingly, the mark-to-market valuation and the related price verification processes are subject to careful governance across the Group.

The responsibility for the determination of accounting policies and procedures governing valuation ultimately rests with the Group Finance and the Corporate, Investment Banking and Markets Finance functions, which report to the Group Finance Director. All significant valuation policies, and changes thereto, must be approved by senior finance management. HSBC's policies stipulate that Financial Control departments across the Group are independent of the risk-taking businesses, with the Finance functions having ultimate responsibility for the determination of fair values included in the financial statements, and for ensuring that the Group's policies and relevant accounting standards are adhered to. Management assesses the resourcing and expertise of Finance functions on an ongoing basis to ensure that the financial control and price verification processes are properly staffed to support the control infrastructure.

Trading

Market risk in trading portfolios is monitored and controlled at both portfolio and position levels using a complementary set of techniques, such as value at

risk and present value of a basis point ('PVBP'), together with stress and sensitivity testing and concentration limits.

Other controls include a list of permissible instruments authorised for each site by Traded Markets Development and Risk, and rigorous new product approval procedures. Only those offices deemed to have sufficient derivative product expertise and appropriate control systems are authorised to trade derivative products.

Trading value at risk ('VAR')

One of the principal tools used by HSBC to monitor and limit market risk exposure in its trading portfolios is VAR. VAR is a technique that estimates the potential losses that could occur on risk positions as a result of movements in market rates and prices over a specified time horizon (normally 10 days) and to a given level of confidence (for HSBC, 99 per cent). HSBC calculates VAR daily. It is predominantly calculated on a variance/ co-variance basis using movements in historical market rates, and takes account of correlations between different markets and rates within the same risk type, e.g. interest rates and foreign exchange rates. The movement in market prices is calculated by reference to market data from the last two years. Aggregation of VAR from different risk types is based upon the assumption of independence between risk types.

HSBC's VAR should be viewed in the context of the limitations of the methodology used. For example:

- the model assumes that changes in risk factors follow a normal distribution. This may not be the case in reality, and the probability of extreme market movements may be underestimated;

- the use of a 10-day holding period assumes that all positions can be liquidated or hedged in 10 days. This may not fully reflect the market risk arising at times of severe illiquidity, when a 10-day holding period may be insufficient to liquidate or hedge all positions fully;

- the use of a 99 per cent confidence level does not take into account losses that might occur beyond this level of confidence;

- the use of historical data as a proxy for estimating future events may not encompass all

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Financial Review (continued)

potential events, particularly those which are extreme in nature;

- the assumption of independence between risk types may not be accurate and VAR may not fully capture market risk where variables exhibit correlation;

- VAR is calculated at the close of business, with intra-day exposures not subjected to intra-day VAR calculations on an HSBC basis; and

- VAR does not necessarily capture all of the higher order market risks, such as optionality, and may underestimate real market risk exposure.

HSBC recognises these limitations by augmenting the VAR limits with other position and sensitivity limit structures, as well as with stress testing, both on individual portfolios and on a consolidated basis. HSBC's stress-testing regime provides senior management with an assessment of the impact of extreme events on the market risk exposures of HSBC.

Trading VAR for HSBC is analysed in Note 20 in the 'Notes on the Financial Statements'.

The daily revenue earned from market risk-related treasury activities includes accrual book net interest income and funding related to dealing positions. The histogram below illustrates the frequency of daily market risk-related activities.

The average daily revenue earned from market risk-related treasury activities in the first half of 2004 was US$19.8 million, compared with US$18.9 million for the first half of 2003. The standard deviation of these daily revenues was US$8.5 million compared with US$9.1 million for the first half of 2003.

An analysis of the frequency distribution of daily revenue shows that there was one day with negative revenues during the first half of 2004 compared with three days in the first half of 2003. The most frequent result was a daily revenue of between US$16 million and US$20 million with 36 occurrences.

Daily distribution of market risk revenues
Half-year to 30 June 2004



Daily distribution of market risk revenues
Half-year to 30 June 2003



Non-trading

The principal objective of market risk management of non-trading portfolios is to optimise net interest income throughout the economic cycle.

Market risk affects the future net interest income from non-trading portfolios as well as the current realisable value of these positions should they be sold prior to maturity. Market risk in non-trading portfolios is transferred to Global Markets or to separate books managed under the auspices of the local ALCO.

The transfer of market risk to books managed by Global Markets or ALCO is usually achieved by a series of internal deals between the business units and these books. When the behavioural characteristics of a product differ from its contractual characteristics, the behavioural characteristics are assessed to determine the true underlying interest rate risk. Local ALCOs regularly monitor all such behavioural assumptions and interest rate risk positions, to ensure they comply with interest rate risk limits established by the Group Management Board.

In certain cases, the non-linear characteristics of products cannot be adequately captured by the risk transfer process. For example, both the flow from customer deposit accounts to more attractive investment products and the precise repayment levels of mortgages will vary at different interest rate levels. In such circumstances simulation modelling is used to identify the impact of varying scenarios on valuations and net interest income.

Once market risk has been centralised in Global Markets or ALCO-managed books, interest rate swaps are the principal product used to manage market risk within agreed limits.

In the US, the market risk in HSBC's residential mortgage business is primarily managed by the mortgage business under guidelines established by its ALCO. A range of risk measurement tools is applied including valuation sensitivity to movements in interest rates and stress-testing scenarios. Within this business area are Mortgage Servicing Rights ('MSRs'), which represent the right to perform specified residential mortgage servicing activities. The value of MSRs is sensitive to the effect of changes in interest rates on prepayment speeds. HSBC uses certain derivative financial instruments and debt securities to protect the economic value of servicing rights.

Market risk arises in the Group's defined benefit pension scheme to the extent that the value of assets is insufficient over time to cover the level of projected liabilities. The level of cover is assessed by management using reports prepared by external actuaries.

Net interest income

Future net interest income is affected by movements in interest rates. A principal part of the Group's management of market risk in non-trading portfolios is to monitor the sensitivity of projected net interest income at varying interest rate scenarios (simulation modelling). HSBC aims to minimise the negative impact of interest rate movements on future net interest income whilst balancing the effect on the current net revenue stream.

For simulation modelling, each business uses a combination of scenarios relevant to each local business and local market as well as standard scenarios used across the Group. The Group standard scenarios are consolidated to determine the likely impact on Group consolidated valuations and net interest income.

The table below sets out the impact on future net interest income of an immediate hypothetical 100 basis points parallel fall and rise in all yield curves worldwide on 1 July 2004. Assuming no management intervention, a 100 basis points parallel fall in all yield curves would decrease planned net interest income for the 12 months to 30 June 2005 by US$233 million while a hypothetical 100 basis points parallel rise in all yield curves would decrease planned net interest income by US$671 million.

Instead of assuming that all interest rates move together, HSBC groups its interest rate exposures into currency blocs whose interest rates are considered likely to move together. The sensitivity of projected net interest income for July 2004 to June 2005, on this basis, is described as follows:

107

H S B C   H O L D I N G S   P L C

Financial Review (continued)

	US dollar bloc US$m	Rest of Americas bloc US$m	Hong Kong dollar bloc US$m	Rest of Asia bloc US$m	Sterling bloc US$m	Euro bloc US$m	Total US$m
Change in July 2004/June 2005 projected net interest income							
+100 basis points shift in yield curves	**(451)**	**98**	**(35)**	**(3)**	**(7)**	**(273)**	**(671)**
-100 basis points shift in yield curves	**227**	**(120)**	**(545)**	**(8)**	**(64)**	**277**	**(233)**
Change in January 2004/ December 2004 projected net interest income							
+100 basis points shift in yield curves	(511)	92	(150)	(1)	(21)	(228)	(819)
-100 basis points shift in yield curves	157	(115)	(689)	(2)	(26)	212	(463)

108

The interest rate sensitivities set out in the table above are illustrative only and are based on a single simplified scenario. The figures represent the expected movements in net interest income based on the projected yield curve scenarios and the Group's current interest rate risk profile. The figures do not incorporate actions that would be taken by Global Markets or in the business units in terms of product pricing to manage this interest rate risk. In reality, Global Markets would change the interest rate risk profile to minimise losses and optimise net revenues. The projections assume that rates of all maturities move by the same amount and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged. The projections also make other simplifying assumptions, including that all positions run to maturity.

The Group's exposure to changes in its net interest income arising from movements in interest rates falls into three areas: core deposit franchises, Household and Global Markets.

- Core deposit franchises: these are exposed to changes in the value of the deposits raised and spreads against wholesale funds; in a low interest rate environment, such as at present, the value increases as interest rates rise and decreases as interest rates fall. This risk is, however, asymmetrical as there is virtually no room to lower deposit pricing in the event of interest rate reductions in a low interest rate environment. Currently, this risk is particularly acute in the case of the Hong Kong dollar.

- Household: Household's net interest income sensitivity is such that it benefits in a falling rate environment and its interest margins decline in a rising rate environment.

This feature is important from a Group perspective because it provides a natural offset to the effect on the core deposit franchises.

- Global Markets: the residual interest rate risk is managed within Global Markets. This reflects the Group's policy of transferring all interest rate risk, other than structural risk, to Global Markets to be managed within defined limits and with flexibility as to the instruments used.

The best way of illustrating the active management of this interest rate risk is to highlight the major drivers of the changes shown in the projected effect of interest rate moves in the above table.

- In Hong Kong, Global Markets continues to position for rising Hong Kong dollar interest rates by shortening duration on the reinvestment of assets; while this lowers net interest income it reduces the exposure to rising rates.

- Similarly in the US dollar bloc, also positioning for rising interest rates, asset maturities have been shortened, thus reducing sensitivity to rising rates. In the US mortgage business, hedging of pipeline risk was increased to mitigate the impact of rising rates on contractually committed mortgage offers. The results of these actions were partially offset as the Group deployed cash held in the holding company to acquire businesses, principally Bank of Bermuda, thereby reducing net interest income on cash balances and increasing sensitivity to rising interest rates.

- With US dollar rates expected to rise, Global Markets increased its exposure to euro assets, contributing to the increased sensitivity to both rising and falling rates.

It can be seen from the above that the movement in projected changes in interest rates is a complex interaction of structural and managed exposures. In a rising rate environment, the most critical exposures are those managed within Global Markets.

Structural foreign exchange exposures

Structural foreign exchange exposures represent net investments in subsidiaries, branches or associated undertakings, the assets and liabilities of which are denominated in currencies other than US dollars. The net investment in a subsidiary is broadly the same as the subsidiary's tier 1 capital.

Revaluation gains and losses on structural exposures are recorded in the statement of total consolidated recognised gains and losses. The main operating (or functional) currencies in which HSBC's business is transacted are the US dollar, the Hong Kong dollar, sterling, the euro, the Mexican peso and the Brazilian real. As the US dollar and currencies linked to it form the dominant currency bloc in which HSBC's operations transact business, HSBC Holdings prepares its consolidated financial statements in US dollars. HSBC's consolidated balance sheet is therefore affected by movements in

109

H S B C   H O L D I N G S   P L C

Financial Review (continued)

exchange rates between all the non-US dollar functional currencies of underlying subsidiaries and the US dollar.

HSBC hedges structural foreign currency exposures only in limited circumstances. HSBC's structural foreign currency exposures are managed with the primary objective of ensuring, where practical, that HSBC's consolidated tier 1 ratio and the tier 1 ratios of individual banking subsidiaries are protected from the effect of changes in exchange rates. This is usually achieved by ensuring that, for each subsidiary bank, the ratio of structural exposures in a given currency to risk-weighted assets denominated in that currency is broadly equal to the tier 1 ratio.

As subsidiaries are generally able to balance adequately tier 1 capital with risk-weighted assets denominated in their local currency, HSBC's foreign currency structural exposures are usually unhedged, including exposures due to foreign-currency-denominated profits arising during the period. Selective hedges were in place during the first half of 2004. Hedging is undertaken using forward foreign exchange contracts or by financing with borrowings in the same currencies as the functional currencies involved. There was no material effect from foreign currency exchange rate movements on HSBC's tier 1 capital ratio during the period.

Operational risk management

Operational risk is the risk of loss arising through fraud, unauthorised activities, error, omission, inefficiency, systems failure or from external events. It is inherent to every business organisation and covers a wide spectrum of issues.

HSBC manages this risk through a controls-based environment in which processes are documented, authorisation is independent and transactions are reconciled and monitored. This is supported by an independent programme of periodic reviews undertaken by Internal Audit, and by monitoring external operational risk events, which ensure that HSBC stays in line with best practice and takes account of lessons learned from publicised operational failures within the financial services industry.

HSBC has codified its operational risk management process by issuing a high level standard. This explains how HSBC manages operational risk by identifying, assessing,

monitoring, controlling and mitigating the risk, rectifying operational risk events, and implementing any additional procedures required for compliance with local regulatory requirements. The processes undertaken to manage operational risk are determined by reference to the scale and nature of each HSBC operation. The HSBC standard covers the following:

- Operational risk management responsibility is assigned at senior management level within the business operation.

- Information systems are used to record the identification and assessment of operational risks and generate appropriate, regular management reporting.

- Operational risks are identified by risk assessments covering operational risks facing each business and risks inherent in processes, activities and products. Risk assessment incorporates a regular review of risks identified to monitor significant changes.

- Operational risk loss data is collected and reported to senior management. Aggregate operational risk losses are recorded and details of incidents above a materiality threshold are reported to the Group Audit Committee.

- Risk mitigation, including insurance, is considered where this is cost-effective.

In each of HSBC's subsidiaries, local management is responsible for implementation of the HSBC standard on operational risk throughout their operations and, where deficiencies are evident, these are required to be rectified within a reasonable timeframe. Subsidiaries acquired by HSBC since the standard was issued are in the process of assessing and planning the implementation of the requirements.

HSBC maintains and tests contingency facilities to support operations in the event of disasters. Additional reviews and tests were conducted following the terrorist incidents of 11 September 2001 and, more recently, the two bomb blasts in Istanbul, to incorporate lessons learned in the operational recovery under those circumstances.

Capital management and allocation

Capital measurement and allocation

The FSA supervises HSBC on a consolidated basis

110

and, as such, receives information on the capital adequacy of, and sets capital requirements for, HSBC as a whole. Individual banking subsidiaries are directly regulated by their local banking supervisors, which set and monitor their capital adequacy requirements. In some jurisdictions, certain non-banking subsidiaries are subject to the supervision and capital requirements of local regulatory authorities. Since 1988, when the governors of the Group of Ten central banks agreed to guidelines for the international convergence of capital measurement and standards, the banking supervisors of HSBC's major banking subsidiaries have exercised capital adequacy supervision in a broadly similar framework. The guidelines agreed in 1988, referred to as the Basel Accord, are applied on a consistent basis across the European Union through directives, which are then implemented by member states.

In implementing the EU's Banking Consolidation Directive, the FSA requires each bank and banking group to maintain an individually prescribed ratio of total capital to risk-weighted assets taking into account both balance sheet assets and off-balance-sheet transactions. Under the EU's Amending Directive to the Capital Adequacy Directive, the FSA allows banks to calculate capital requirements for market risk in the trading book using VAR techniques.

HSBC's capital is divided into two tiers: tier 1, comprising shareholders' funds, innovative tier 1 securities and minority interests in tier 1 capital, but excluding revaluation reserves; and tier 2, comprising general loan loss provisions, revaluation reserves, qualifying subordinated loan capital and minority and other interests in tier 2 capital. The amount of innovative tier 1 securities cannot exceed 15 per cent of overall tier 1 capital, qualifying tier 2 capital cannot exceed tier 1 capital, and term subordinated loan capital may not exceed 50 per cent of tier 1 capital. There are also limitations on the amount of general provisions which may be included in tier 2 capital. The book values of goodwill, intangible assets and, prior to 31 December 2003, own shares held, are deducted in arriving at tier 1 capital. Since 31 December 2003, no deduction is required for own shares held because of the changes to shareholders' funds introduced by Urgent Issues Task Force Abstracts 37 'Purchases and sales of own shares', and 38 'Accounting for ESOP trusts', details of which are set out in Note 1 of the 'Notes on the

Financial Statements' on page 118. Total capital is calculated by deducting the book values of unconsolidated investments, investments in the capital of banks, and certain regulatory items from the total of tier 1 and tier 2 capital.

Banking operations are categorised as either trading book (broadly, marked-to-market activities) or banking book (all other activities) and risk-weighted assets are determined accordingly. Banking book risk-weighted assets are measured by means of a hierarchy of risk weightings classified according to the nature of each asset and counterparty, taking into account any eligible collateral or guarantees. Banking book off-balance-sheet items giving rise to credit, foreign exchange or interest rate risk are assigned weights appropriate to the category of the counterparty, taking into account any eligible collateral or guarantees. Trading book risk-weighted assets are determined by taking into account market-related risks such as foreign exchange, interest rate and equity position risks, and counterparty risk.

Future developments

In June 2004, the Basel Committee on Banking Supervision ('the Basel Committee') issued a new capital adequacy framework to replace the Basel Accord of 1988 in the form of a final Accord (commonly known as 'Basel II'). The new capital framework consists of three 'pillars': minimum capital requirements, supervisory review process and market discipline. The supervisory objectives of the Basel Committee are for Basel II to promote safety and soundness in the financial system and, as such, at least maintain the current overall level of capital in the system; to enhance competitive equality; to constitute a more comprehensive approach to addressing risks; and to focus on internationally active banks.

With respect to pillar one, Basel II provides three approaches, of increasing sophistication, to the credit risk regulatory capital calculation. The most basic approach is the standardised approach, which uses external credit ratings to determine the risk weighting applied to rated counterparties and groups other counterparties into broad categories and applies standardised risk weightings to these categories. Moving to the internal ratings based foundation approach will allow banks to calculate their credit risk regulatory capital requirement on the basis of their internal assessment of the probability that the counterparty will default. The internal ratings-based

111

Financial Review (continued)

advanced approach will allow banks to use their own internal assessment of not only the probability of default, but also the quantification of the exposure to a counterparty and the percentage loss suffered if the counterparty defaults. Pillar one will also introduce capital requirements for operational risk and again three levels of sophistication are available. The capital requirement under the basic indicator approach is a simple percentage of gross revenues; under the standardised approach it is one of three different percentages of gross revenues applicable to each of eight business lines; and under advanced measurement approaches it is an amount determined using banks' own statistical analysis techniques on operational risk data.

Basel II is intended to be available for implementation as at 31 December 2006. However, the Basel Committee has indicated that one further year of impact studies or parallel calculations will be needed for the most advanced approaches and these will therefore be available for implementation as at 31 December 2007.

In Europe, Basel II will be given effect by applying the 're-casting technique' (Interinstitutional Agreement 2002/C 77/01) enabling substantive amendments to existing legislation without a self-standing amending directive. The proposal for re-casting of the Banking Consolidation Directive and the Capital Adequacy Directive was published in July 2004. It largely incorporates the requirements set out in Basel II, but there are also a number of differences. This proposal will now be subject to a formal EU co-decision legislative process involving the Council of Ministers and the European Parliament, during which further changes may be made. The proposal states that the new provisions are to be applied as at 31 December 2006, except that the most advanced approaches are to be applied as at 31 December 2007. However, as a transitional arrangement, the proposal permits banks to choose to continue to apply the existing directives up to 31 December 2007.

HSBC continues to participate actively in the industry consultations surrounding the development and implementation of Basel II and the re-cast EU directives and fully supports a more risk-sensitive regulatory capital framework than the 1988 Basel Accord. The implementation of Basel II across HSBC's geographically diverse businesses operating in a large number of different regulatory environments represents a significant challenge, and

a major programme of projects is in progress. Basel II allows extensive scope for interpretation by regulators and the range of such variation and the interaction of HSBC's home and host regulators, which is still being developed, will be key factors. In view of this, it is still too early to assess what the impact of Basel II on HSBC's capital ratios will be.

Capital management

It is HSBC's policy to maintain a strong capital base to support the development of its business. HSBC seeks to maintain a prudent balance between the different components of its capital and, in HSBC Holdings, between the composition of its capital and that of its investment in subsidiaries. This is achieved by each subsidiary managing its own capital within the context of an approved annual plan which determines the optimal amount and mix of capital required to support planned business growth and meet local regulatory capital requirements and, in the case of Household, its ratings targets. Capital generated in excess of planned requirements is paid up to HSBC Holdings, normally by way of dividends, and represents a source of strength for HSBC.

HSBC Holdings is primarily a provider of equity capital to its subsidiaries. These investments are substantially funded by HSBC Holdings' own equity issuance and profit retentions. Major subsidiaries usually raise their own non-equity tier 1 capital and subordinated debt in accordance with HSBC guidelines regarding market and investor concentration, cost, market conditions, timing and the effect on the composition and maturity profile of HSBC's capital. The subordinated debt requirements of other HSBC companies are met internally.

HSBC recognises the impact on shareholder returns of the level of equity capital employed within HSBC and seeks to maintain a prudent balance between the advantages and flexibility afforded by a strong capital position and the higher returns on equity possible with greater leverage. In the current environment, HSBC uses a benchmark tier 1 capital ratio of 8.25 per cent in considering its long-term capital planning.

Source and application of tier 1 capital

	Half-year to		
	30 June 2004 US$m	30 June 2003 US$m	31 December 2003 US$m
Movement in tier 1 capital			
Opening tier 1 capital	**54,863**	38,949	48,260
Attributable profits	**6,346**	4,106	4,668
Add back: goodwill amortisation	**883**	767	818
Dividends	**(2,853)**	(2,589)	(3,943)
Add back: shares issued in lieu of dividends	**1,625**	444	979
Increase in goodwill and intangible assets deducted	**(339)**	(10,919)	(2,731)
Merger reserve	**–**	12,768	–
Shares issued	**86**	1,084	415
Innovative tier 1 capital issued	**1,025**	1,237	3,026
Other (including exchange movements)	**(840)**	2,413	3,371
Closing tier 1 capital	**60,796**	48,260	54,863
Movement in risk-weighted assets			
Opening risk-weighted assets	**618,662**	430,551	569,613
Movements	**37,033**	139,062	49,049
Closing risk-weighted assets	**655,695**	569,613	618,662

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Financial Review (continued)

Capital structure

The table below sets out the analysis of regulatory capital.

	30 June 2004 US$m	30 June 2003 US$m	31 December 2003 US$m
Composition of capital			
Tier 1			
Shareholders' funds	**79,259**	70,290	74,473
Minority interests	**3,955**	3,521	3,711
Innovative tier 1 securities	**9,119**	4,964	8,094
Less :			
Property revaluation reserves	**(2,281)**	(1,707)	(1,615)
Goodwill capitalised and intangible assets	**(29,376)**	(28,007)	(29,920)
Own shares held[1]	**120**	(801)	120
Total qualifying tier 1 capital	**60,796**	48,260	54,863
Tier 2			
Property revaluation reserves	**2,281**	1,707	1,615
General provisions	**2,592**	2,816	2,868
Perpetual subordinated debt	**3,609**	3,543	3,608
Term subordinated debt	**16,428**	14,885	15,795
Minority and other interests in tier 2 capital	**893**	556	523
Total qualifying tier 2 capital	**25,803**	23,507	24,409
Unconsolidated investments	**(4,426)**	(3,703)	(4,101)
Investments in other banks	**(934)**	(662)	(911)
Other deductions	**(164)**	(521)	(218)
Total capital	**81,075**	66,881	74,042
Risk-weighted assets			
Banking book	**611,090**	536,650	577,430
Trading book	**44,605**	32,963	41,232
Total	**655,695**	569,613	618,662
	%	%	%
Capital ratios			
Total capital	**12.4**	11.7	12.0
Tier 1 capital	**9.3**	8.5	8.9

1 *The treatment of own shares held for regulatory capital purposes has not changed consequent on the changes to shareholders' funds introduced by UITF Abstracts 37 'Purchases and sales of own shares' and 38 'Accounting for ESOP trusts', details of which are set out in Note 1 in the 'Notes on the Financial Statements' on page 118. The comparative figures as at 30 June 2003 have not therefore been restated. The additions at 30 June 2004 and 31 December 2003 relate primarily to own shares held within long-term assurance policyholders' funds. This reverses their recognition in the own shares held reserve, as insurance companies are treated as unconsolidated investments in regulatory capital calculations.*

The above figures were computed in accordance with the EU Banking Consolidation Directive.

Tier 1 capital increased by US$5.9 billion. Retained profits (excluding goodwill amortisation) contributed US$4.4 billion. Shares issued in lieu of dividends and innovative tier 1 securities issued contributed US$1.6 billion and US$1.0 billion,

respectively. These increases were partly offset by exchange movements on reserves and other movements of US$1.1 billion.

The increase of US$1.4 billion in tier 2 capital mainly reflects the proceeds of capital issues, net of redemption and regulatory amortisation.

Total risk-weighted assets increased by US$37 billion. The increase mainly reflects growth in the loan book and trading positions. The acquisition of Bank of Bermuda also contributed US$5 billion to the increase.

Risk-weighted assets by principal subsidiary

In order to give an indication of how HSBC's capital is deployed, the table below analyses the disposition of risk-weighted assets by principal subsidiary. The risk-weighted assets are calculated using FSA rules and exclude intra-HSBC items.

	30 June 2004 US$m	30 June 2003 US$m	31 December 2003 US$m
Risk-weighted assets			
Hang Seng Bank	**36,195**	33,348	34,972
The Hongkong and Shanghai Banking Corporation and other subsidiaries	**107,195**	92,984	103,557
The Hongkong and Shanghai Banking Corporation	**143,390**	126,332	138,529
HSBC Private Banking Holdings (Suisse)	**22,594**	21,189	22,245
CCF	**49,013**	43,723	47,741
HSBC Bank and other subsidiaries	**176,533**	150,004	167,754
HSBC Bank	**248,140**	214,916	237,740
Household International	**110,369**	108,650	113,186
HSBC Bank Canada	**21,604**	18,968	20,852
HSBC Bank USA and other subsidiaries	**78,091**	57,177	63,234
HSBC North America Holdings Inc.	**210,064**	184,795	197,272
HSBC Mexico	**6,976**	7,717	7,059
HSBC Bank Middle East	**8,427**	6,558	7,379
HSBC Bank Malaysia	**5,328**	5,025	4,979
HSBC South American operations	**7,266**	5,692	6,994
Bank of Bermuda	**5,287**	–	–
HSBC Holdings sub-group	**2,845**	890	2,495
Other	**17,972**	17,688	16,215
Total	**655,695**	569,613	618,662

HSBC HOLDINGS PLC

Financial Statements

Consolidated profit and loss account for the half-year to 30 June 2004

	Notes	Half-year to		
		30 June 2004 US$m	30 June 2003 US$m	31 December 2003 US$
Interest receivable		**23,478**	18,206	21,762
Interest payable		**(8,372)**	(6,985)	(7,385)
Net interest income		**15,106**	11,221	14,377
Other operating income		**9,922**	7,286	8,188
Total operating income		**25,028**	18,507	22,565
Operating expenses excluding goodwill amortisation		**(12,343)**	(9,490)	(11,592)
Goodwill amortisation		**(883)**	(632)	(818)
Operating profit before provisions		**11,802**	8,385	10,155
Provisions for bad and doubtful debts	4	**(2,803)**	(2,374)	(3,719)
Provisions for contingent liabilities and commitments		**(109)**	(56)	12
Amounts written off fixed asset investments		**16**	(60)	(46)
Operating profit		**8,906**	5,895	6,402
Share of operating profit/(loss) in joint ventures		**4**	(124)	8
Share of operating profit in associates		**119**	92	129
Gains/(losses) on disposal of				
– investments		**317**	264	187
– tangible fixed assets		**22**	(15)	(22)
Profit on ordinary activities before tax		**9,368**	6,112	6,704
Tax on profit on ordinary activities	5	**(2,368)**	(1,554)	(1,566)
Profit on ordinary activities after tax		**7,000**	4,558	5,138
Minority interests				
– equity		**(330)**	(261)	(226)
– non-equity		**(324)**	(191)	(244)
Profit attributable to shareholders		**6,346**	4,106	4,668
Dividends	2	**(2,853)**	(2,589)	(3,943)
Retained profit for the period		**3,493**	1,517	725
		US$	US$	US$
Basic earnings per ordinary share	3	**0.58**	0.41	0.43
Diluted earnings per ordinary share	3	**0.58**	0.40	0.43

114

Consolidated balance sheet at 30 June 2004

	Notes	At 30 June 2004 US$m	At 30 June 2003[1] US$m	At 31 December 2003 US$m
ASSETS				
Cash and balances at central banks		10,103	9,509	7,661
Items in the course of collection from other banks		8,641	8,706	6,628
Treasury bills and other eligible bills		30,525	21,348	20,391
Hong Kong Government certificates of indebtedness		10,984	9,977	10,987
Loans and advances to banks		140,188	116,012	117,173
Loans and advances to customers	8	594,875	503,625	528,977
Debt securities	6	225,349	189,991	205,722
Equity shares	7	14,048	11,764	12,879
Interests in joint ventures: gross assets		139	395	87
gross liabilities		(129)	(310)	(77)
		10	85	10
Interests in associates		1,411	1,177	1,263
Other participating interests		867	683	690
Goodwill and intangible assets		28,029	26,786	28,640
Tangible fixed assets		16,922	14,548	15,748
Other assets		57,109	56,522	63,128
Prepayments and accrued income		14,871	11,133	14,319
Total assets		1,153,932	981,866	1,034,216
LIABILITIES				
Hong Kong currency notes in circulation		10,984	9,977	10,987
Deposits by banks	9,12	97,307	75,771	70,426
Customer accounts	10,12	635,031	547,547	573,130
Items in the course of transmission to other banks		6,923	5,965	4,383
Debt securities in issue	11	164,760	144,502	153,562
Other liabilities		106,120	83,874	94,669
Accruals and deferred income		12,073	9,363	13,760
Provisions for liabilities and charges				
– deferred taxation		1,908	1,373	1,670
– other provisions		5,237	5,531	5,078
Subordinated liabilities				
– undated loan capital		3,617	3,559	3,617
– dated loan capital	13	18,258	17,189	17,580
Minority interests				
– equity		2,325	2,193	2,162
– non-equity		10,130	5,555	8,719
Called up share capital	15	5,513	5,421	5,481
Reserves	16	73,746	64,046	68,992
Shareholders' funds		79,259	69,467	74,473
Total liabilities		1,153,932	981,866	1,034,216

1 Figures for June 2003 have been restated to reflect the adoption of UITF Abstracts 37 'Purchases and sales of own shares' and 38 'Accounting for ESOP trusts', details of which are set out in Note 1 in the 'Notes on the Financial Statements' on page 118.

115

H S B C H O L D I N G S P L C

Financial Statements (continued)

Statement of total consolidated recognised gains and losses for the half-year to 30 June 2004

	Half-year to		
	30 June 2004 US$m	30 June 2003 US$m	31 December 2003 US$m
Profit for the period attributable to shareholders	**6,346**	4,106	4,668
Unrealised surplus/(deficit) on revaluation of investment properties:			
Subsidiaries	**38**	(24)	(4)
Associates	**–**	–	(10)
Unrealised surplus/(deficit) on revaluation of land and buildings (excluding investment properties):			
Subsidiaries	**723**	(214)	(78)
Exchange and other movements	**(789)**	2,208	3,110
Total other recognised gains and losses	**(28)**	1,970	3,018
Total recognised gains and losses for the period	**6,318**	6,076	7,686

Reconciliation of movements in consolidated shareholders' funds for the half-year to 30 June 2004

	Half-year to		
	30 June 2004 US$m	30 June 2003[1] US$m	31 December 2003 US$m
Profit for the period attributable to shareholders	**6,346**	4,106	4,668
Dividends	**(2,853)**	(2,589)	(3,943)
	3,493	1,517	725
Other recognised gains and losses relating to the period	**(28)**	1,970	3,018
New share capital subscribed, net of costs	**86**	447	415
Purchases of own shares to meet share awards and share option awards	**(429)**	(271)	(30)
Own shares released on exercise of options	**58**	90	72
Amortisation of shares in restricted share plan	**15**	10	9
Net purchases and sales of own shares for market-making purposes	**16**	(11)	(127)
Total net change in shareholders' funds arising from own shares adjustments	**(340)**	(182)	(76)
Reserve in respect of obligations under CCF share options	**(44)**	(17)	(24)
New share capital issued in connection with the acquisition of Household	**–**	13,405	–
Net reserve in respect of obligations under Household share options	**(5)**	112	(28)
Net reserve in respect of the equity component of Household 8.875 per cent Adjustable Conversion-Rate Equity Security Units	**(1)**	6	(3)
Amounts arising on shares issued in lieu of dividends	**1,625**	444	979
Net addition to shareholders' funds	**4,786**	17,702	5,006
Shareholders' funds at beginning of period as reported	**74,473**	51,765	70,290
Prior period adjustment (as explained in Note 1)	**–**	–	(823)
Shareholders' funds at beginning of period restated	**74,473**	51,765	69,467
Shareholders' funds at end of period	**79,259**	69,467	74,473

1 *See footnote 1 on page 115.*

Consolidated cash flow statement for the half-year to 30 June 2004

	Note	30 June 2004 US$m	30 June 2003[1] US$m	31 December 2003 US$m
Net cash inflow from operating activities	17	**32,292**	14,481	8,194
Dividends received from associated undertakings		**47**	45	63
Returns on investments and servicing of finance:				
Interest paid on finance leases and similar hire purchase contracts		**(20)**	(18)	(19)
Interest paid on subordinated loan capital		**(385)**	(374)	(508)
Dividends paid to minority interests:				
– equity		**(280)**	(317)	(197)
– non-equity		**(321)**	(243)	(149)
Net cash outflow from returns on investments and servicing of finance		**(1,006)**	(952)	(873)
Taxation paid		**(2,148)**	(1,100)	(1,531)
Capital expenditure and financial investments:				
Purchase of investment securities		**(182,179)**	(90,958)	(127,238)
Proceeds from sale and maturities of investment securities		**170,358**	87,630	118,469
Purchase of tangible fixed assets		**(1,125)**	(657)	(1,324)
Proceeds from sale of tangible fixed assets		**202**	259	87
Purchase of intangible assets		**–**	(87)	–
Net cash outflow from capital expenditure and financial investments		**(12,744)**	(3,813)	(10,006)
Acquisitions and disposals:				
Net cash outflow from acquisition of and increase in stake in subsidiary undertakings		**(1,176)**	(1,151)	(986)
Net cash inflow from disposal of subsidiary undertakings		**–**	–	556
Purchase of interest in associated undertakings and other participating interests		**(447)**	(40)	(7)
Proceeds from disposal of associated undertakings and other participating interests		**152**	2	1
Net cash outflow from acquisitions and disposals		**(1,471)**	(1,189)	(436)
Equity dividends paid		**(3,057)**	(2,625)	(1,617)
Net cash inflow/(outflow) before financing		**11,913**	4,847	(6,206)
Financing:				
Issue of ordinary share capital		**86**	432	413
Net purchases and sales of own shares for market making purposes		**16**	(11)	(127)
Purchases of own shares to meet share awards and share option awards		**(429)**	(271)	(30)
Own shares released on vesting of share awards and exercise of share options		**53**	100	81
Net increase in non-equity minority interests		**1,481**	1,029	2,869
Subordinated loan capital issued		**1,082**	1,274	1,084
Subordinated loan capital repaid		**(356)**	(492)	(972)
Net cash inflow from financing		**1,933**	2,061	3,318
Increase/(decrease) in cash		**13,846**	6,908	(2,888)

1 *See footnote 1 on page 115.*

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements

1   Accounting policies

The accounting policies adopted are consistent with those described in the *Annual Report and Accounts 2003*. Critical accounting policies are described and discussed in the 'Financial Review' on pages 77 to 80.

The presentation in the financial statements of shares in HSBC Holdings held by HSBC changed in December 2003 following the adoption of UITF Abstracts 37 and 38. HSBC Holdings shares held on HSBC's own account are now deducted from shareholders' funds; previously they were included in equity shares and other assets. No gains or losses are recognised in the profit and loss account on purchases, sales or cancellations of own shares. The change in accounting policy has been reflected by way of a prior period adjustment. Comparative figures for June 2003 have been restated as follows:

Consolidated profit and loss account
UITF Abstract 38 does not affect the profit and loss account. Profit and loss account comparative figures for June 2003 have not been restated upon the adoption of UITF Abstract 37 as the effect is immaterial.

Consolidated balance sheet
Statement of reclassifications as a result of UITF Abstracts 37 and 38:

	Other assets US$m	Equity shares US$m	Reserves US$m
At 30 June 2003			
Under previous policy[1]	56,617	12,492	64,869
Impact of UITF Abstracts 37 and 38	(95)	(728)	(823)
Under new policy	56,522	11,764	64,046

1   *'Other assets' exclude US$168 million of intangible assets, which have now been combined with goodwill on the face of the balance sheet.*

2   Dividends

The Directors have declared a second interim dividend for 2004 of US$0.13 per ordinary share which, together with the first interim dividend of US$0.13 already paid, is an increase of 8 per cent over the first interim dividend for 2003. The second interim dividend will be payable on 6 October 2004 to shareholders on the Register at the close of business on 20 August 2004. The dividend will be payable in cash, in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the exchange rates on 27 September 2004, with a scrip dividend alternative. Particulars of these arrangements will be mailed to shareholders on or about 1 September 2004, and elections will be required to be made by 22 September 2004.

The dividend payable in cash on shares held through Euroclear France, the settlement and central depository system for Euronext Paris, will be converted into euros at the exchange rate on 27 September 2004 and will be payable on6 October 2004 through CCF, HSBC's paying agent. Particulars of these arrangements will be announced through Euronext Paris on 18 August and 25 August 2004.

The dividend payable on American Depositary Shares ('ADS's), each of which represents five ordinary shares, will be payable on 6 October 2004 to holders of record on 20 August 2004. The dividend of US$0.65 per ADS will be payable in cash, in US dollars or as a scrip dividend of new ADSs. Particulars of these arrangements will be mailed to holders on or about 30 August 2004, and elections will be required to be made by 15 September 2004.Alternatively, the cash dividend may be invested in additional ADSs for participants in the dividend reinvestment plan operated by the depositary.

HSBC Holdings' ordinary shares will be quoted ex-dividend in London, Hong Kong and Bermuda on 18 August 2004 and in Paris on 23 August 2004. The ADSs will be quoted ex-dividend in New York on 18 August 2004.

3   Earnings and dividends per share

	Half-year to		
	30 June 2004 US$	30 June 2003 US$	31 December 2003 US$
Basic earnings per share	**0.58**	0.41	0.43
Diluted earnings per share	**0.58**	0.40	0.43
Dividends per share	**0.26**	0.24	0.36

Basic earnings per ordinary share was calculated by dividing the earnings of US$6,346 million by the weighted average number of ordinary shares outstanding, excluding own shares held, of 10,860 million (first half of 2003: earnings of US$4,106 million and 10,066 million shares; second half of 2003: earnings of US$4,668 million and 10,770 million shares).

Diluted earnings per share was calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares (including share options outstanding not yet exercised), by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on ordinary conversion of all the dilutive potential ordinary shares of 11,005 million (first half of 2003: 10,161 million shares; second half of 2003: 10,911 million shares).

4   Bad and doubtful debts

	Half-year to		
	30 June 2004 US$m	30 June 2003 US$m	31 December 2003 US$m
Profit and loss account charge			
Loans and advances to customers:			
Specific charge:			
new provisions	**4,229**	3,088	4,685
releases	**(713)**	(434)	(512)
recoveries	**(424)**	(206)	(404)
	3,092	2,448	3,769
Net general release	**(282)**	(75)	(46)
Customer bad and doubtful debt charge	**2,810**	2,373	3,723
Total bad and doubtful debt charge	**2,803**	2,374	3,719

	At 30 June 2004 US$m	At 30 June 2003 US$m	At 31 December 2003 US$m
Total outstanding provisions			
Loans and advances to customers:			
Specific provisions	**9,937**	10,726	10,878
General provisions	**2,537**	2,901	2,813
	12,474	13,627	13,691
Loans and advances to banks:			
Specific provisions	**16**	26	24
Total provisions	**12,490**	13,653	13,715
Interest in suspense	**483**	614	610

119

Notes on the Financial Statements (continued)

5 Taxation

	Half-year to		
	30 June		31 December
	2004	2003	2003
	US$m	US$m	US$m
UK corporation tax charge	**357**	225	322
Overseas taxation	**1,474**	1,219	1,371
Joint ventures	**2**	–	1
Associates	**9**	8	11
Current taxation	**1,842**	1,452	1,705
Deferred taxation	**526**	102	(139)
Total charge for taxation	**2,368**	1,554	1,566
Effective tax rate (per cent)	**25.3**	25.4	23.4

HSBC Holdings and its subsidiary undertakings in the United Kingdom provided for UK corporation tax at 30 per cent, the rate for the calendar year 2004 (2003: 30 per cent). Overseas tax included Hong Kong profits tax of US$353 million (first half 2003: US$250 million; second half 2003: US$233 million) provided at the rate of 17.5 per cent (2003: 17.5 per cent) on the profits assessable in Hong Kong. Other overseas taxation was provided for in the countries of operation at the appropriate rates of taxation.

At 30 June 2004, there were, in total, potential future tax benefits of approximately US$929 million (30 June 2003: US$1,086 million; 31 December 2003: US$963 million) in respect of trading losses, expenditure charged to the profit and loss account but not yet allowed for tax, and capital losses, which have not been recognised because recoverability of the potential benefits is not considered likely.

	Half-year to		
	30 June	30 June	31 December
	2004	2003	2003
	US$m	US$m	US$m
Analysis of overall tax charge			
Taxation at UK corporate tax rate of 30 per cent	**2,810**	1,834	2,011
Impact of overseas profits in principal locations taxed at different rates[1]	**(202)**	(196)	(170)
Tax-free gains	**(38)**	(15)	(2)
Goodwill amortisation not tax deductible	**287**	238	238
Acquisition accounting adjustments not tax effected[2]	**(136)**	(115)	(216)
Adjustments in respect of prior period liabilities	**(107)**	(113)	(117)
Tax deduction on innovative tier 1 capital	**(92)**	(51)	(66)
Low income housing credits[3]	**(48)**	(15)	(57)
Other items	**(106)**	(13)	(55)
Overall tax charge	**2,368**	1,554	1,566
Timing differences (deferring tax payable)/charging timing differences previously deferred	**(526)**	(102)	139
Current tax charge	**1,842**	1,452	1,705

1 *A greater proportion of Group profits arose in the United States, which are subject to a higher rate of tax than in the United Kingdom. However, the overall impact of overseas profits taxed at different rates contributed to a reduction of the effective tax rate of 2.2 per cent (first half 2003: 3.2 per cent; second half 2003: 2.5 per cent).*

2 *The most significant acquisition adjustments arose in respect of certain assets and liabilities which were revalued to their fair value on the purchase of Household International and HSBC Mexico. The difference between the 'fair value' of assets and liabilities, which is included in the accounts, and the previous book value is amortised to the profit and loss account over the life of the relevant assets and liabilities. However, there is no adjustment to the related tax basis of the assets and liabilities. The amortisation resulted in a credit to the profit and loss account of US$390 million and as there is no tax associated with this adjustment to net income, this reduces the effective tax rate for the year.*

3 *Low income housing tax credits are tax credits available in the United States which are designed to encourage the provision of rental housing targeted at low income households.*

Back to Contents

6   Debt securities

	At 30 June 2004		At 30 June 2003		At 31 December 2003	
	Book value US$m	Market valuation US$m	Book value US$m	Market valuation US$m	Book value US$m	Market valuation US$m
Issued by public bodies						
Investment securities:						
Government securities and US government agencies	**51,482**	**51,377**	47,618	48,504	51,215	51,822
Other public sector securities	**7,071**	**7,289**	5,902	6,357	6,087	6,385
	58,553	**58,666**	53,520	54,861	57,302	58,207
Other securities:						
Government securities and US government agencies	**43,448**		30,580		32,848	
Other public sector securities	**827**		1,126		1,504	
	102,828		85,226		91,654	
Issued by other bodies						
Investment securities:						
Bank and building society certificates of deposit	**7,991**	**7,995**	6,482	6,524	6,468	6,502
Other debt securities	**69,548**	**69,866**	59,531	60,586	67,146	67,885
	77,539	**77,861**	66,013	67,110	73,614	74,387
Other securities:						
Bank and building society certificates of deposit	**10,100**		9,643		8,411	
Other debt securities	**34,882**		29,109		32,043	
	122,521		104,765		114,068	
	225,349		189,991		205,722	

	At 30 June 2004		At 30 June 2003		At 31 December 2003	
	Book value US$m	Market valuation US$m	Book value US$m	Market valuation US$m	Book Value US$m	Market valuation US$m
Investment securities						
– listed on a recognised UK exchange	**17,920**	**18,050**	17,092	17,688	18,852	19,315
– listed in Hong Kong	**1,619**	**1,691**	1,686	1,815	1,601	1,710
– listed elsewhere	**52,452**	**52,615**	53,725	54,826	54,435	55,166
– unlisted	**64,101**	**64,171**	47,030	47,642	56,028	56,403
	136,092	**136,527**	119,533	121,971	130,916	132,594
Other securities						
– listed on a recognised UK exchange	**9,585**		9,612		9,442	
– listed in Hong Kong	**2,006**		2,284		2,503	
– listed elsewhere	**51,147**		33,037		39,850	
– unlisted	**26,519**		25,525		23,011	
	225,349		189,991		205,722	

121

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

The maturities of debt securities are analysed as follows:

	At 30 June 2004 US$m	At 30 June 2003 US$m	At 31 December 2003 US$m
Investment securities:			
1 year or less	42,692	31,265	39,102
5 years or less but over 1 year	60,214	55,973	60,269
Over 5 years	33,186	32,295	31,545
	136,092	119,533	130,916
Other securities:			
1 year or less	28,477	23,952	22,945
5 years or less but over 1 year	30,045	26,437	25,437
Over 5 years	30,735	20,069	26,424
	89,257	70,458	74,806

7   Equity shares

	At 30 June 2004		At 30 June 2003[1]		At 31 December 2003	
	Book value US$m	Market valuation US$m	Book value US$m	Market valuation US$m	Book Value US$m	Market valuation US$m
Investment securities						
– listed on a recognised						
UK exchange	34	58	28	43	44	65
– listed in Hong Kong	252	352	219	316	238	379
– listed elsewhere	1,806	1,985	1,242	1,304	1,531	1,757
– unlisted	3,697	4,031	3,406	3,777	3,577	4,016
	5,789	6,426	4,895	5,440	5,390	6,217
Other securities						
– listed on a recognised						
UK exchange	530		1,696		129	
– listed in Hong Kong	31		29		20	
– listed elsewhere	7,057		5,098		7,303	
– unlisted	641		46		37	
	14,048		11,764		12,879	

1 *See footnote 1 on page 115.*

8   Loans and advances to customers

	At 30 June 2004 US$m	At 30 June 2003 US$m	At 31 December 2003 US$m
Remaining maturity:			
Repayable on demand or at short notice	69,060	59,158	60,331
3 months or less but not repayable on demand or at short notice	114,946	105,782	94,001
1 year or less but over 3 months	67,270	61,855	63,648
5 years or less but over 1 year	153,016	130,849	142,814
Over 5 years	203,057	159,608	181,874
General and specific bad and doubtful debt provisions (Note 4)	(12,474)	(13,627)	(13,691)
	594,875	503,625	528,977

Loans and advances to customers include balances which have been securitised. Certain of these balances meet the requirements for linked presentation under FRS 5 'Reporting the substance of transactions'. At 30 June 2004, US$1,964 million of non-recourse finance had been netted against customer loans of US$2,160 million in the balance sheet (30 June 2003: non-recourse finance US$2,687 million, customer loans US$2,935 million; 31 December 2003: non-recourse finance US$2,291 million, customer loans US$2,555 million).

9   Deposits by banks

	At **30 June** **2004** **US$m**	At 30 June 2003 US$m	At 31 December 2003 US$m
Repayable on demand	**31,190**	28,137	25,066
With agreed maturity dates or periods of notice, by remaining maturity			
– 3 months or less but not repayable on demand	**56,563**	36,852	34,313
– 1 year or less but over 3 months	**4,483**	5,387	5,299
– 5 years or less but over 1 year	**3,480**	3,511	4,192
– over 5 years	**1,591**	1,884	1,556
	97,307	75,771	70,426

10   Customer accounts

	At **30 June** **2004** **US$m**	At 30 June 2003 US$m	At 31 December 2003 US$m
Repayable on demand	**369,247**	291,224	323,250
With agreed maturity dates or periods of notice, by remaining maturity			
– 3 months or less but not repayable on demand	**216,590**	219,012	210,717
– 1 year or less but over 3 months	**29,553**	24,823	24,061
– 5 years or less but over 1 year	**15,817**	10,814	13,183
– over 5 years	**3,824**	1,674	1,919
	635,031	547,547	573,130

11   Debt securities in issue

	At **30 June** **2004** **US$m**	At 30 June 2003 US$m	At 31 December 2003 US$m
Bonds and medium-term notes, by remaining maturity			
– within 1 year	**26,608**	28,955	29,979
– between 1 and 2 years	**21,581**	12,658	16,950
– between 2 and 5 years	**36,814**	29,724	33,578
– over 5 years	**23,803**	33,101	30,081
	108,806	104,438	110,588
Other debt securities in issue, by remaining maturity			
– 3 months or less	**38,949**	26,960	30,115
– 1 year or less but over 3 months	**7,188**	4,793	3,716
– 5 years or less but over 1 year	**8,695**	7,891	8,726
– over 5 years	**1,122**	420	417
	164,760	144,502	153,562

123

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

12   Liabilities

	At 30 June 2004 US$m	At 30 June 2003 US$m	At 31 December 2003 US$m
Customer accounts include			
– repos	**30,461**	19,660	15,201
– settlement accounts	**23,787**	31,231	10,950
Deposits by banks include			
– repos	**22,727**	9,502	12,226
– settlement accounts	**15,538**	12,487	4,733

13   Subordinated liabilities

	At 30 June 2004 US$m	At 30 June 2003 US$m	At 31 December 2003 US$m
Dated subordinated loan capital which is repayable			
– within 1 year	**965**	615	858
– between 1 and 2 years	**1,019**	1,024	718
– between 2 and 5 years	**1,810**	2,070	1,863
– over 5 years	**14,464**	13,480	14,141
	18,258	17,189	17,580

14   Assets charged as security for liabilities

In addition to repos, HSBC has pledged assets as security for liabilities included under the following headings:

	Amount of liability secured at		
	30 June 2004 US$m	30 June 2003 US$m	31 December 2003 US$m
Deposits by banks	**4,440**	4,080	1,487
Customer accounts	**10,879**	8,148	3,709
Debt securities in issue	**29,771**	30,228	33,584
Other liabilities	**4,300**	3,851	3,122
	49,390	46,307	41,902

The amount of assets pledged to secure these liabilities is included under the following headings:

	Amount of assets pledged at		
	30 June 2004 US$m	30 June 2003 US$m	31 December 2003 US$m
Treasury bills and other eligible securities	**2,329**	2,041	1,489
Loans and advances to customers	**40,587**	37,922	37,441
Debt securities	**54,096**	42,464	71,690
Other	**3,333**	2,461	828
	100,345	84,888	111,448

15   Called up share capital

	Half-year to		
	30 June 2004 US$m	30 June 2003 US$m	31 December 2003 US$m
At beginning of period	**5,481**	4,741	5,421
Shares issued on acquisition of Household	**–**	637	–
Shares issued in connection with the early conversion of Household 8.875 per cent Adjustable Conversion-Rate Equity Security Units	**1**	21	5
Shares issued to QUEST	**–**	–	1
Shares issued under other employee option schemes	**2**	1	16
Shares issued in lieu of dividends	**29**	21	38
At end of period	**5,513**	5,421	5,481

16   Reserves

	Half-year to		
	30 June 2004 US$m	30 June 2003[1] US$m	31 December 2003 US$m
At beginning of period	**68,992**	47,024	64,046
Retained profit for the period	**3,493**	1,517	725
Other recognised gains and losses	**(28)**	1,970	3,018
Share premium arising on new shares issued, net of costs	**83**	425	394
Share premium utilised on issuing shares in lieu of dividends and associated costs	**(29)**	(21)	(39)
Merger reserve arising on acquisition of Household	**–**	12,768	–
Net reserve movement in respect of CCF and Household share options and Household 8.875 per cent Adjustable Conversion Rate Equity Security Units	**(50)**	101	(55)
Arising on shares issued in lieu of dividends	**1,625**	444	979
Movement in own shares	**(340)**	(182)	(76)
At end of period	**73,746**	64,046	68,992

1 *See footnote 1 on page 115.*

The reserves of HSBC include property revaluation reserves amounting to US$2,281 million (30 June 2003: US$1,707 million; 31 December 2003: US$1,615 million).

125

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

17   Reconciliation of operating profit to net cash flow from operating activities

	Half-year to		
	30 June 2004 US$m	30 June 2003[2] US$m	31 December 2003 US$m
Operating profit	**8,906**	5,895	6,402
Change in prepayments and accrued income	**(390)**	(2,450)	(4,375)
Change in accruals and deferred income	**(1,895)**	1,682	4,333
Interest on finance leases and similar hire purchase contracts	**19**	20	18
Interest on subordinated loan capital	**483**	479	479
Depreciation and amortisation	**1,689**	1,298	1,549
Amortisation of discounts and premiums	**(8)**	254	84
Provisions for bad and doubtful debts	**2,803**	2,374	3,719
Loans written off net of recoveries	**(3,980)**	(2,834)	(4,012)
Provisions for liabilities and charges	**873**	591	168
Provisions utilised	**(578)**	(457)	(324)
Amounts written off fixed asset investments	**(105)**	60	6
Net cash inflow from trading activities	**7,817**	6,912	8,047
Change in items in the course of collection from other banks	**(1,990)**	(2,215)	2,080
Change in treasury bills and other eligible bills	**(192)**	(118)	768
Change in loans and advances to banks	**(5,963)**	(14,353)	(184)
Change in loans and advances to customers	**(62,229)**	(52,514)	(25,100)
Change in other securities	**(15,183)**	(6,335)	(4,183)
Change in other assets	**6,134**	(791)	(3,511)
Change in deposits by banks	**25,690**	20,923	(6,295)
Change in customer accounts	**49,518**	51,214	24,871
Change in items in the course of transmission to other banks	**2,540**	1,331	(1,582)
Change in debt securities in issue	**11,198**	6,201	7,775
Change in other liabilities	**13,441**	7,248	7,195
Elimination of exchange differences[1]	**1,511**	(3,022)	(1,687)
Net cash inflow from operating activities	**32,292**	14,481	8,194

1   *Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as it cannot be determined without unreasonable expense.*
2   *See footnote 1 on page 115.*

18   Financial instruments, contingent liabilities and commitments

(a) Contingent liabilities and commitments

	At 30 June 2004 US$m	At 30 June 2003 US$m	At 31 December 2003 US$m
Contract amounts			
Contingent liabilities:			
Acceptances and endorsements	**5,538**	5,321	5,412
Guarantees and assets pledged as collateral security	**58,965**	50,243	54,439
Other	**16**	24	29
	64,519	55,588	59,880
Commitments:			
Documentary credits and short-term trade-related transactions	**7,709**	6,795	7,511
Forward asset purchases and forward forward deposits placed .	**586**	661	1,437
Undrawn note issuing and revolving underwriting facilities	**699**	497	671
Undrawn formal standby facilities, credit lines and other commitments to lend			
– over 1 year	**58,794**	50,327	56,252
– 1 year and under	**396,239**	336,365	362,893
	464,027	394,645	428,764

The table above gives the nominal principal amounts of third party off-balance-sheet transactions.

The contract amounts of contingent liabilities and commitments represent the amounts at risk should contracts be fully drawn upon and the client defaults. The total of the contract amounts is not representative of future liquidity requirements.

(b)   Derivatives

Derivative instruments enable end-users to increase, reduce or alter exposure to credit or market risks. HSBC makes markets in derivatives for its customers, and also uses derivatives to manage HSBC's exposure to credit and market risks.

In the normal course of business, HSBC uses derivative instruments for trading and non-trading purposes. Derivatives are used for trading purposes to meet the needs of customers and to generate revenues through trading activities. As well as acting as a dealer, HSBC also uses derivatives (principally interest rate swaps) for non-trading purposes to manage risk within its own asset and liability portfolios and structural positions.

As a result of the derivative activities that HSBC undertakes, significant open positions in derivatives portfolios may be accumulated. These positions are managed within formal risk limits, with offsetting deals being undertaken to moderate exposures where necessary. Collateral arrangements and netting agreements are utilised where appropriate to control counterparty credit risk arising from derivatives transactions.

HSBC uses the same credit risk management procedures to assess and approve potential credit exposures when entering into derivative transactions as those used for traditional lending.

Trading derivatives

Most of the Group's derivative transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to customers at competitive prices to enable them to take, transfer, modify or reduce current or expected risks. Trading positions in derivatives are acquired principally for the purpose of generating profits from short-term fluctuations in price or margin. Positions may be traded actively, or held over a period of time, to benefit from expected short-term changes in currency rates, interest rates, equity prices or other market parameters.

The following table summarises the contract amounts of third party and internal derivatives held for trading purposes by product type.

	At 30 June 2004 US$m	At 30 June 2003 US$m	At 31 December 2003 US$m
Exchange rate	1,530,644	1,181,536	1,187,960
Interest rate	4,006,559	2,512,132	3,154,458
Equities	53,991	56,707	50,842
Credit derivatives	96,437	32,477	49,613

The growth in the contract amounts of trading derivatives arises mainly in Europe and North America and reflects the planned expansion of the derivatives business. In addition, increased volatility in foreign exchange and interest rates resulted in a higher demand for structured transactions and increased customer hedging in expectation of interest rate rises.

Non-trading derivatives

Derivatives are also important in helping HSBC to manage its own interest rate risk. HSBC uses derivatives primarily to hedge or modify risk exposures arising on its own debt issues and to hedge or modify the Group's exposure to market risks arising in the course of its normal banking activities including lending and securities investment. HSBC uses derivatives that are highly liquid and relatively easy to value, under well established policies and controls designed to minimise the Group's counterparty risk on derivative transactions.

127

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

The following table summarises the contract amounts of third party and internal derivatives held for non-trading risk management purposes by product type.

	At 30 June 2004 US$m	At 30 June 2003 US$m	At 31 December 2003 US$m
Exchange rate	120,118	102,594	106,904
Interest rate	386,862	343,697	385,779
Equities	170	264	162
Credit derivatives	690	25	596

With respect to exchange rate, interest rate, credit and equities contracts, the notional or contractual amounts of these instruments indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

19   Off-balance-sheet risk-weighted and replacement cost amounts

	At 30 June 2004 US$m	At 30 June 2003 US$m	At 31 December 2003 US$m
Risk-weighted amounts			
Contingent liabilities	37,456	32,581	34,332
Commitments	31,100	24,044	29,761
Replacement cost amounts			
Exchange rate	16,301	18,601	24,303
Interest rate	26,123	39,625	25,018
Equities	4,013	2,272	3,246
Credit derivatives	719	379	622
Benefit of netting	(26,013)	(31,677)	(28,578)
	21,143	29,200	24,611

The replacement amounts are stated after deducting cash collateral meeting the offset criteria of FRS 5 as follows:

	At 30 June 2004 US$m	At 30 June 2003 US$m	At 31 December 2003 US$m
Offset against assets	2,686	2,925	3,454

Risk-weighted amounts are assessed in accordance with the Financial Services Authority's guidelines which implement the 1988 Basel Accord on capital adequacy and depend on the status of the counterparty and the maturity characteristics.

The replacement cost of contracts represents the mark-to-market on all third-party contracts with a positive value, i.e. an asset to HSBC. Replacement cost is, therefore, a close approximation of the credit risk for these contracts as at the balance sheet date. The actual credit risk is measured internally and is the sum of the positive mark-to-market value and an estimate for the future fluctuation risk.

20   Market risk management

HSBC's market risk management process is discussed in the 'Financial Review' on pages 104 to 105 from the paragraph under the heading 'Market risk management' to the paragraph before the sub-heading 'Trading'.

Trading VAR for HSBC at 30 June 2004 was US$112.2 million, compared with US$101.0 million at 31 December 2003 and US$80.9 million at 30 June 2003.

	At 30 June 2004 US$m	Minimum during the first half 2004 US$m	Maximum during the first half 2004 US$m	Average for the first half 2004 US$m	At 31 December 2003 US$m	Average for the first half 2003 US$m
Total trading activities	**112.2**	**82.3**	**151.7**	**111.7**	101.0	68.5
Foreign exchange trading positions	**40.7**	**24.1**	**55.6**	**42.2**	52.8	14.8
Interest rate trading positions	**89.5**	**59.0**	**130.4**	**89.0**	64.9	61.1
Equities trading positions	**16.1**	**12.4**	**23.7**	**16.2**	15.9	19.2

21   Segmental analysis

As HSBC is not required to disclose turnover, no segmental analysis of turnover is included. Turnover of non-banking businesses is included in other operating income. The allocation of earnings reflects the benefit of shareholders' funds to the extent that these are actually allocated to businesses in the segment by way of intra-HSBC capital and funding structures.

(a)   By geographical region

Geographical information has been classified by the location of the principal operations of the subsidiary undertaking, or in the case of The Hongkong and Shanghai Banking Corporation, HSBC Bank, HSBC Bank Middle East, Household International and HSBC Bank USA operations, by the location of the branch responsible for reporting the results or for advancing the funds. Due to the nature of HSBC's structure, the analysis of profits shown below includes intra-HSBC items between geographical regions. The 'Rest of Asia-Pacific' geographical segment includes the Middle East, India and Australasia. Common costs are included in segments on the basis of the actual recharges made.

Profit on ordinary activities before tax:

	Europe US$m	Hong Kong US$m	Rest of Asia-Pacific US$m	North America US$m	South America US$m	Intra-HSBC items US$m	Total US$m
Half-year to 30 June 2004							
Interest receivable	**8,329**	**2,440**	**1,919**	**10,042**	**1,082**	**(334)**	**23,478**
Interest payable	**(4,016)**	**(660)**	**(935)**	**(2,632)**	**(463)**	**334**	**(8,372)**
Net interest income	**4,313**	**1,780**	**984**	**7,410**	**619**	**–**	**15,106**
Dividend income	**294**	**17**	**1**	**16**	**1**	**–**	**329**
Fees and commissions receivable	**3,789**	**1,024**	**622**	**2,106**	**272**	**(97)**	**7,716**
Fees and commissions payable	**(742)**	**(120)**	**(116)**	**(414)**	**(57)**	**97**	**(1,352)**
Dealing profits	**511**	**360**	**265**	**221**	**26**	**–**	**1,383**
Other operating income	**798**	**373**	**81**	**769**	**104**	**(279)**	**1,846**
Operating income	**8,963**	**3,434**	**1,837**	**10,108**	**965**	**(279)**	**25,028**
Operating expenses (excluding goodwill amortisation)	**(5,574)**	**(1,206)**	**(962)**	**(4,227)**	**(653)**	**279**	**(12,343)**
Goodwill amortisation	**(447)**	**(4)**	**(34)**	**(372)**	**(26)**	**–**	**(883)**
Operating expenses	**(6,021)**	**(1,210)**	**(996)**	**(4,599)**	**(679)**	**279**	**(13,226)**
Operating profit before provisions	**2,942**	**2,224**	**841**	**5,509**	**286**	**–**	**11,802**
Provisions for bad and doubtful debts	**(423)**	**223**	**10**	**(2,472)**	**(141)**	**–**	**(2,803)**
Provisions for contingent liabilities and commitments	**(79)**	**(6)**	**(14)**	**1**	**(11)**	**–**	**(109)**
Amounts written off fixed asset investments	**(10)**	**27**	**–**	**–**	**(1)**	**–**	**16**
Operating profit	**2,430**	**2,468**	**837**	**3,038**	**133**	**–**	**8,906**
Share of operating profit in joint ventures	**4**	**–**	**–**	**–**	**–**	**–**	**4**
Share of operating profit/(loss) in associates	**21**	**(2)**	**96**	**4**	**–**	**–**	**119**
Gains on disposal of investments and tangible fixed assets	**165**	**110**	**6**	**57**	**1**	**–**	**339**
Profit on ordinary activities before tax	**2,620**	**2,576**	**939**	**3,099**	**134**	**–**	**9,368**

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

	Europe US$m	Hong Kong US$m	Rest of Asia-Pacific US$m	North America US$m	South America US$m	Intra-HSBC items US$m	Total US$m
Half-year to 30 June 2003							
Interest receivable	6,738	2,716	1,634	6,670	785	(337)	18,206
Interest payable	(3,230)	(725)	(794)	(2,040)	(533)	337	(6,985)
Net interest income	3,508	1,991	840	4,630	252	–	11,221
Dividend income	106	15	3	22	1	–	147
Fees and commissions receivable	2,947	734	452	1,367	194	(60)	5,634
Fees and commissions payable	(501)	(87)	(89)	(292)	(44)	60	(953)
Dealing profits	531	186	231	238	72	–	1,258
Other operating income	570	274	56	393	107	(200)	1,200
Operating income	7,161	3,113	1,493	6,358	582	(200)	18,507
Operating expenses (excluding goodwill amortisation)	(4,484)	(1,032)	(789)	(2,954)	(431)	200	(9,490)
Goodwill amortisation	(376)	(3)	(19)	(231)	(3)	–	(632)
Operating expenses	(4,860)	(1,035)	(808)	(3,185)	(434)	200	(10,122)
Operating profit before provisions	2,301	2,078	685	3,173	148	–	8,385
Provisions for bad and doubtful debts	(343)	(303)	(26)	(1,670)	(32)	–	(2,374)
Provisions for contingent liabilities and commitments	(17)	(3)	(4)	2	(34)	–	(56)
Amounts written off fixed asset investments	(46)	5	–	(4)	(15)	–	(60)
Operating profit	1,895	1,777	655	1,501	67	–	5,895
Share of operating profit/(loss) in joint ventures	(132)	–	–	8	–	–	(124)
Share of operating profit in associates	18	6	65	3	–	–	92
Gains on disposal of investments and tangible fixed assets	88	57	14	90	–	–	249
Profit on ordinary activities before tax	1,869	1,840	734	1,602	67	–	6,112
Half-year to 31 December 2003							
Interest receivable	7,285	2,577	1,729	9,615	931	(375)	21,762
Interest payable	(3,253)	(667)	(829)	(2,468)	(543)	375	(7,385)
Net interest income	4,032	1,910	900	7,147	388	–	14,377
Dividend income	44	16	1	12	2	–	75
Fees and commissions receivable	3,295	850	554	2,067	241	(81)	6,926
Fees and commissions payable	(549)	(114)	(112)	(466)	(53)	81	(1,213)
Dealing profits	429	135	190	102	64	–	920
Other operating income	683	322	64	539	94	(222)	1,480
Operating income	7,934	3,119	1,597	9,401	736	(222)	22,565
Operating expenses (excluding goodwill amortisation)	(5,045)	(1,180)	(952)	(3,993)	(644)	222	(11,592)
Goodwill amortisation	(382)	–	(16)	(412)	(8)	–	(818)
Operating expenses	(5,427)	(1,180)	(968)	(4,405)	(652)	222	(12,410)
Operating profit before provisions	2,507	1,939	629	4,996	84	–	10,155
Provisions for bad and doubtful debts	(531)	(97)	(59)	(3,006)	(26)	–	(3,719)
Provisions for contingent liabilities and commitments	(16)	(3)	3	1	27	–	12
Amounts written off fixed asset investments	(18)	26	(2)	(5)	(47)	–	(46)
Operating profit	1,942	1,865	571	1,986	38	–	6,402
Share of operating profit in joint ventures	5	–	–	3	–	–	8
Share of operating profit in associates	29	12	84	3	1	–	129
Gains on disposal of investments and tangible fixed assets	124	11	2	19	9	–	165
Profit on ordinary activities before tax	2,100	1,888	657	2,011	48	–	6,704

(b)   By customer groups

HSBC's operations include a number of support services and head office functions. The costs of these functions are allocated to business lines, where it is appropriate, on a systematic and consistent basis. In addition, there are a number of income and expense items between customer groups and the following analysis includes inter-segment amounts within each customer group with the elimination shown in a separate column.

	Personal Financial Services US$m	Commercial Banking US$m	Corporate, Investment Banking & Markets US$m	Private Banking US$m	Other US$m	Intra-HSBC items US$m	Total US$m
Half-year to 30 June 2004							
Net interest income	10,421	2,311	2,027	332	15	–	15,106
Dividend income	10	3	288	5	23	–	329
Net fees and commissions	3,120	1,348	1,275	502	119	–	6,364
Dealing profits	77	70	1,011	138	87	–	1,383
Other operating income	1,122	354	442	20	1,024	(1,116)	1,846
Operating income	14,750	4,086	5,043	997	1,268	(1,116)	25,028
Operating expenses	(7,397)	(2,117)	(2,771)	(822)	(1,235)	1,116	(13,226)
Operating profit before provisions	7,353	1,969	2,272	175	33	–	11,802
Provisions for bad and doubtful debts	(3,097)	85	220	(9)	(2)	–	(2,803)
Provisions for contingent liabilities and commitments	(13)	(2)	(82)	–	(12)	–	(109)
Amounts written off fixed asset investments	–	–	(8)	(1)	25	–	16
Operating profit	4,243	2,052	2,402	165	44	–	8,906
Share of operating profit in joint ventures	–	–	4	–	–	–	4
Share of operating profit in associates	29	11	49	–	30	–	119
Gains on disposal of investments and tangible fixed assets	22	4	138	31	144	–	339
Profit on ordinary activities before tax	4,294	2,067	2,593	196	218	–	9,368

131

Notes on the Financial Statements (continued)

	Personal Financial Services US$m	Commercial Banking US$m	Corporate, Investment Banking & Markets US$m	Private Banking US$m	Other US$m	Intra-HSBC items US$m	Total US$m
Half-year to 30 June 2003							
Net interest income/(expense)	7,023	2,088	1,861	271	(22)	–	11,221
Dividend income	13	2	113	–	19	–	147
Net fees and commissions	2,096	1,055	1,055	396	79	–	4,681
Dealing profits/(losses)	56	61	1,042	115	(16)	–	1,258
Other operating income[1]	683	283	319	29	423	(537)	1,200
Operating income[1]	9,871	3,489	4,390	811	483	(537)	18,507
Operating expenses[1]	(5,306)	(1,872)	(2,181)	(701)	(599)	537	(10,122)
Operating profit/(loss) before provisions	4,565	1,617	2,209	110	(116)	–	8,385
Provisions for bad and doubtful debts	(2,107)	(98)	(225)	(2)	58	–	(2,374)
Provisions for contingent liabilities and commitments	(7)	3	(9)	(1)	(42)	–	(56)
Amounts written off fixed asset investments	1	2	(45)	(4)	(14)	–	(60)
Operating profit/(loss)	2,452	1,524	1,930	103	(114)	–	5,895
Share of operating profit/(loss) in joint ventures	8	–	(132)	–	–	–	(124)
Share of operating profit in associates	19	10	29	–	34	–	92
Gains on disposal of investments and tangible fixed assets	13	–	135	25	76	–	249
Profit/(loss) on ordinary activities before tax	2,492	1,534	1,962	128	(4)	–	6,112
Half-year to 31 December 2003							
Net interest income	9,920	2,108	2,038	303	8	–	14,377
Dividend income	5	1	48	3	18	–	75
Net fees and commissions	2,746	1,201	1,260	426	80	–	5,713
Dealing profits/(losses)	77	57	722	94	(30)	–	920
Other operating income[1]	825	304	486	21	515	(671)	1,480
Operating income[1]	13,573	3,671	4,554	847	591	(671)	22,565
Operating expenses[1]	(6,951)	(2,159)	(2,464)	(730)	(777)	671	(12,410)
Operating profit/(loss) before provisions	6,622	1,512	2,090	117	(186)	–	10,155
Provisions for bad and doubtful debts	(3,526)	(176)	(72)	–	55	–	(3,719)
Provisions for contingent liabilities and commitments	(12)	11	(44)	(1)	58	–	12
Amounts (written off)/written back on fixed asset investments	(19)	(2)	(46)	1	20	–	(46)
Operating profit/(loss)	3,065	1,345	1,928	117	(53)	–	6,402
Share of operating profit in joint ventures	3	–	5	–	–	–	8
Share of operating profit in associates	27	10	51	–	41	–	129
Gains on disposal of investments and tangible fixed assets	17	6	90	36	16	–	165
Profit on ordinary activities before tax	3,112	1,361	2,074	153	4	–	6,704

1   *Restated to include the activities of the Group Service Centres and Shared Service Organisations in 'Other' where these activities were formerly reported across customer groups.*

22   Differences between UK GAAP and US GAAP

The consolidated financial statements of HSBC are prepared in accordance with UK generally accepted accounting principles ('GAAP') which differ in certain significant respects from US GAAP. The significant differences applicable to HSBC are consistent with those included in the *Annual Report and Accounts 2003*, except as noted below.

Long-term assurance assets and liabilities

UK GAAP

- Long-term assurance fund assets, excluding own shares held, and liabilities attributable to policyholders are recognised at fair value in 'Other assets' and 'Other liabilities' as summary amounts 'Long-term assurance assets/liabilities attributable to policyholders'.

US GAAP

- Under SOP 03-1, 'Accounting and reporting by Insurance Enterprises for certain Non-traditional and Long-duration Contracts and for Separate Accounts', which became fully effective for the period ended 30 June 2004, where assets qualify for separate accounting they should be measured at fair value and reported in the financial statements as a summary total, with an equivalent summary total for related liabilities, consistent with the UK GAAP presentation. Otherwise, assets representing policyholder funds under the arrangement should be accounted for and recognised as general account assets, i.e. consistent with other HSBC holdings of similar assets. Any related liability should be accounted for as a general account liability.

Own shares held

UK GAAP

- In accordance with UITF Abstracts 37 'Purchases and sales of own shares' and 38 'Accounting for ESOP trusts', HSBC Holdings shares are now deducted from shareholders' funds (including those HSBC Holdings shares held within 'Long-term assurance assets attributable to policyholders'). No profits or losses are recognised on own shares held.

US GAAP

- AICPA Accounting Research Bulletin 43 'Restatement and Revision of Accounting Research Bulletins' requires a reduction in shareholders' equity for own shares held.

- HSBC shares held within 'Long-term assurance assets attributable to policyholders' remain classified as an asset where the criteria for classification as 'separate accounts' are met. Under SOP 03-1, assets representing policyholder funds that do not qualify for separate accounting should be accounted for and recognised as general account assets. In the case of own shares held, this means deducted from equity.

Consolidation of variable interest entities

UK GAAP

- In accordance with FRS 5, entities that fall within the definition of quasi-subsidiaries are consolidated. A quasi-subsidiary is defined as an entity that is directly or indirectly controlled by HSBC and gives rise to benefits that are in substance no different from those that would arise were the vehicle a subsidiary. FRS 5 states that this will arise where HSBC receives the benefits of the net assets of the entity and is exposed to the risks inherent in those net assets.

US GAAP

- FASB Interpretation No. 46 (revised December 2003) 'Consolidation of Variable Interest Entities' ('FIN 46R'), which became fully effective for HSBC from 1 January 2004, requires consolidation of variable interest

133

Notes on the Financial Statements (continued)

entities ('VIEs') in which HSBC is the primary beneficiary and disclosures in respect of all other VIEs in which it has a significant variable interest.

- A VIE is an entity in which equity investors do not hold an investment with the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities. HSBC is the primary beneficiary of a VIE if its variable interests absorb a majority of the entity's expected losses. Variable interests are contractual, ownership or other pecuniary interests in an entity that change with changes in the fair value of an entity's net assets exclusive of variable interests. If no party absorbs a majority of the entity's expected losses, HSBC consolidates the VIE if it receives a majority of the expected residual returns of the entity.

The following tables summarise the significant adjustments to consolidated net income and shareholders' equity which would result from the application of US GAAP:

	Half-year to		
	30 June 2004 US$m	30 June 2003[1] US$m	31 December 2003[1] US$m
Net income			
Attributable profit of HSBC (UK GAAP)	**6,346**	4,106	4,668
Lease financing	**(35)**	(74)	(40)
Shareholders' interest in long-term assurance fund	**(76)**	(248)	(146)
Pension costs	**(139)**	41	225
Stock-based compensation	**(117)**	(69)	(121)
Goodwill	**885**	648	852
Internal software costs	**(34)**	(36)	49
Revaluation of property	**101**	14	48
Purchase accounting adjustments	**(277)**	(414)	(604)
Intangible assets	**(211)**	(106)	(183)
Accruals accounted derivatives	**(255)**	311	(924)
Own shares held	**(4)**	–	42
Foreign exchange gains/(losses) on available-for-sale securities	**1,695**	(1,553)	(730)
Loan origination	**99**	63	154
Securitisations	**(381)**	284	399
Restructuring provisions	**19**	–	96
Other-than-temporary decline in value of available-for-sale securities	**(38)**	(3)	46
Foreign exchange losses on Argentine overseas funding	**–**	26	–
Taxation on reconciling items	**(129)**	229	(6)
Minority interest in reconciling items	**(111)**	151	36
Net income (US GAAP)	**7,338**	3,370	3,861
	US$	US$	US$
Per share amounts (US GAAP)			
Basic earnings per ordinary share	**0.68**	0.33	0.36
Diluted earnings per ordinary share	**0.67**	0.33	0.35

1 *Certain amounts have been reclassified from 'Purchase accounting adjustments' to 'Securitisations' and 'Intangibles' to be consistent with the current period presentation.*

	At 30 June 2004 US$m	At 30 June 2003[1] US$m	At 31 December 2003 US$m
Shareholders' equity			
Shareholders' funds (UK GAAP)	**79,259**	69,467	74,473
Lease financing	**(619)**	(492)	(575)
Shareholders' interest in long-term assurance fund	**(1,509)**	(1,144)	(1,532)
Pension costs	**(4,070)**	(2,552)	(3,122)
Goodwill	**1,720**	916	1,072
Internal software costs	**687**	645	718
Revaluation of property	**(2,643)**	(2,046)	(1,949)
Purchase accounting adjustments	**1,108**	1,321	1,352
Intangible assets	**2,943**	3,070	3,028
Accruals accounted derivatives	**195**	1,245	702
Fair value adjustment for available-for-sale securities	**764**	2,520	2,046
Own shares held	**126**	99	140
Dividend payable	**1,427**	2,589	2,627
Loan origination	**308**	63	217
Securitisations	**354**	290	739
Restructuring provisions	**115**	–	96
Taxation: US GAAP	**178**	159	173
on reconciling items	**615**	(1,296)	(144)
	793	(1,137)	29
Minority interest in reconciling items	**(150)**	247	190
Shareholders' equity (US GAAP)	**80,808**	75,101	80,251

1 *Figures for 30 June 2003 have been reclassified to reflect the adoption of UITF Abstracts 37 'Purchases and sales of own shares' and 38, 'Accounting for ESOP trusts', details of which are set out in Note 1. Certain amounts have been reclassified from 'Purchase accounting adjustments' to 'Securitisations' and 'Intangibles' to be consistent with the current period presentation.*

	Half-year to		
	30 June 2004 US$m	30 June 2003[1] US$m	31 December 2003 US$m
Movement in shareholders' equity (US GAAP)			
Balance brought forward	**80,251**	55,831	75,101
Net income	**7,338**	3,370	3,861
Dividends	**(4,053)**	(3,069)	(3,905)
Stock-based compensation	**117**	69	121
Shares issued in lieu of dividends	**1,625**	444	979
Equity issued on acquisition of Household under US GAAP	**–**	14,366	–
New share capital subscribed net of costs	**86**	394	468
Other, including movements in own shares held	**(400)**	(88)	9
Net change in net unrealised gains/(losses) on securities available for sale, net of tax effect	**(2,118)**	1,445	231
Net change in net unrealised gains/(losses) on derivatives classified as cash flow hedges, net of tax effect	**(146)**	98	269
Minimum pension liability adjustment, net of tax effect	**–**	–	(1,127)
Exchange and other movements	**(1,892)**	2,241	4,244
Total other comprehensive income	**(4,156)**	3,784	3,617
Balance carried forward	**80,808**	75,101	80,251

1 *Movements in shareholders' equity have been reclassified to disclose movements in 'Other Comprehensive Income' by major component.*

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Total assets

Total assets at 30 June 2004, incorporating adjustments arising from the application of US GAAP, are estimated to be US$1,135,976 million (30 June 2003: US$969,107 million; 31 December 2003: US$1,012,023 million).

Foreign exchange gains on available-for-sale securities

Within individual legal entities, HSBC holds securities in a number of different currencies which are classified as available-for-sale. For example, within the private bank in Switzerland, which has the US dollar as its reporting currency, HSBC holds euro-denominated bonds which are funded in euros and Swiss franc securities funded in Swiss francs. No foreign exchange exposure arises from this because, although the value of the assets in US dollar terms changes according to the exchange rate, there is an identical offsetting change in the US dollar value of the related funding. Under UK GAAP, both the assets and the liabilities are translated at closing exchange rates and the differences between historical book value and current value are reflected in foreign exchange dealing profits. This reflects the economic substance of holding currency assets financed by currency liabilities.

However, under US accounting rules, the change in value of the investments classified as available-for-sale is taken directly to reserves while the offsetting change in US dollar terms of the borrowing is taken to earnings. This leads to an accounting result which does not reflect either the underlying risk position or the economics of the transactions. It is also a situation that will reverse on maturity of the asset or earlier sale.

A similar difference arises when foreign currency exposure on foreign currency assets is covered using forward contracts but where HSBC does not manage these hedges to conform with the detailed US hedge designation requirements.

The result of this is that for the first half of 2004, US GAAP profits were increased by some US$1.7 billion compared with UK GAAP profits. There is no difference in shareholders' equity between UK GAAP and US GAAP as a result of this item.

Approximately half of the adjustment for the

136

first half of 2004 reflects the reversal of adjustments in prior periods on the maturity or disposal of securities. The other half of the adjustment reflects a strengthening of the US dollar and the Hong Kong dollar against the principal currencies in which HSBC holds 'available-for-sale securities'. These principal currencies, with the exception of sterling, depreciated by 1 to 3 per cent compared with the US dollar during the first half of 2004, reversing the trend of the past two years.

Variable interest entities (VIEs)

Nature, purpose and activities of VIEs with which HSBC is involved

HSBC, in the ordinary course of business, makes use of VIE structures in a variety of business activities outlined below. The use by HSBC of a VIE structure in a business transaction is primarily to facilitate client needs and is thus commercially driven. Utilisation of a VIE occurs after careful consideration has been given to the most appropriate structure needed to achieve HSBC's control and risk allocation objectives and to ensure the most efficient structure from a taxation and regulatory perspective. The main VIEs are discussed below.

Asset-backed conduits ('ABC') and securitisation vehicles

ABCs and securitisation vehicles are structures in which interests in consumer and commercial receivables are sold to investors. ABCs generally consist of entities which purchase assets from clients to meet their financing needs, while securitisation vehicles generally acquire assets originated by HSBC itself and provide HSBC a cost-effective source of financing. Both types of vehicles issue interests, such as commercial paper, notes, or equity interests to investors to fund the purchase of the receivables. Cash flows received by the vehicles on the pool of the receivables are used to service the finance provided by investors. In certain instances, HSBC receives fees for providing liquidity facility commitments and for acting as administrator of the vehicle.

HSBC's exposure to loss generally arises through back-up liquidity facility commitments to the vehicles, interest-rate swaps for which HSBC is the counterparty, retained or acquired interests in the receivables sold, or through acquired interests in the vehicles themselves. In certain vehicles, the risk of loss to HSBC is reduced by credit enhancement provided by the originator of the receivables or other parties.

In addition to securitisation vehicles disclosed here, HSBC (primarily through its North American subsidiaries) also securitises assets through entities that are considered qualifying special-purpose entities under US GAAP, and are not considered VIEs. These entities are consolidated under UK GAAP.

Infrastructure projects and funds

HSBC acts as an arranger for both public and private infrastructure projects and funds. The use of VIE structures in such projects is common as a method of attracting a wider class of investor by tranching the risk associated with such projects. HSBC's exposure to loss generally arises through the provision of subordinated or mezzanine debt finance to projects, either directly, or via a consolidated investment fund investing in infrastructure projects.

HSBC is deemed to be the primary beneficiary of an infrastructure project or fund where its investment in the equity and subordinated or mezzanine debt of a project, or its interest in a fund is at a level where it absorbs the majority of the risks of the project/fund.

Application of FIN 46 (revised December 2003)

FASB Interpretation No. 46 (revised December 2003) 'Consolidation of Variable Interest Entities' ('FIN 46R') requires consolidation of VIEs in which HSBC is the primary beneficiary, and disclosures in respect of other VIEs in which it has a significant variable interest.

Under UK GAAP, HSBC consolidates entities in which it has a controlling interest. As UK GAAP normally requires a risk and rewards approach to consolidation, HSBC's interests in entities deemed to be VIEs may result in differences in accounting and disclosure treatment under US GAAP.

The following table analyses HSBC's total consolidated VIE assets in a US GAAP balance sheet:

Classification	At 30 June 2004 US$m
Loans and advances to customers	**9,068**
Debt securities and equity shares	**537**
Tangible fixed assets	**1,375**
Other assets	**301**
	11,281

Of this total, US$9,068 million represents asset-backed commercial paper conduits and securitisation vehicles, and US$1,293 million represents infrastructure projects and funds. The remaining balance consists of guaranteed pension funds, investment funds, and other entities. Certain of these entities with assets of approximately US$4,562 million at 30 June 2004 are consolidated by HSBC in its UK GAAP financial statements. There was no significant impact on US GAAP net income for the half-year ended 30 June 2004 as a result of consolidating these VIEs.

HSBC also has significant involvement in, but is not the primary beneficiary of, VIEs with total assets of approximately US$32.5 billion, including asset-backed commercial paper conduits and securitisation vehicles with assets of approximately US$15.7 billion, and infrastructure projects and funds of approximately US$3.4 billion, as well as interests in investment funds, low income housing tax credit partnerships, guaranteed pension funds, government debt restructuring programmes and other entities. HSBC's maximum exposure to loss in relation to these entities is estimated at US$6.2 billion. HSBC is also involved in other investment funds and similar entities that are considered VIEs for which its involvement is limited to that of administrator, investment adviser, or other service provider.

In addition, HSBC has an interest in certain capital funding vehicles which are consolidated under UK GAAP. However, under US GAAP, these vehicles are not recognised on HSBC's balance sheet because it is not the primary beneficiary. HSBC's deconsolidation of these vehicles results in non-equity minority interests under UK GAAP of US$10,825 million being reclassified as subordinated liabilities under US GAAP.

137

HSBC HOLDINGS PLC

Notes on the Financial Statements (continued)

Pension and other post-retirement benefits

Components of net periodic benefit cost related to HSBC's defined benefit pension plans and post-

retirement benefits other than pensions were as follows:

	Pension benefits for half-year to			Other post-retirement benefits for half-year to		
	30 June 2004 US$m	30 June 2003 US$m	31 December 2003 US$m	30 June 2004 US$m	30 June 2003 US$m	31 December 2003 US$m
Service cost	282	208	221	3	2	3
Interest cost	613	447	468	16	11	16
Expected return on plan assets	(637)	(483)	(509)	–	–	–
Amortisation of transition obligation	–	–	–	5	5	7
Amortisation of prior service cost	2	3	2	–	–	–
Amortisation of unrecognised net liability	1	3	3	–	–	–
Amortisation of net loss	110	35	39	2	–	–
Net periodic benefit cost	371	213	224	26	18	26

Employer contribution – UK domestic schemes

HSBC Bank (UK) Pension scheme

HSBC disclosed in its financial statements for the year ended 31 December 2003 that it expected to contribute US$254 million to the HSBC Bank (UK) Pension scheme in 2004. As of 30 June 2004, US$134 million of contributions have been made to the scheme. HSBC estimates contributing an additional US$124 million to the HSBC Bank (UK) Pension scheme in 2004, which makes a total contribution of US$258 million in 2004.

HSBC International Staff Retirement Benefit Scheme

HSBC disclosed in its financial statements for the year ended 31 December 2003 that it expected to contribute US$24 million to the HSBC International Staff Retirement Benefit Scheme in 2004. As of 30 June 2004, US$12 million of contributions have been made to the scheme. HSBC estimates contributing an additional US$13 million to the HSBC International Staff Retirement Benefit Scheme in 2004 for a total of US$25 million.

23   Litigation

HSBC, through a number of its subsidiary undertakings, is named in and is defending legal actions in various jurisdictions arising from its normal business. None of these proceedings is regarded as material litigation.

24   *Interim Report* and statutory accounts

The information in this *Interim Report* is unaudited and does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 (the Act). The *Interim Report 2004* was approved by the Board of Directors on 2 August 2004. The statutory accounts for the year ended 31 December 2003 have been delivered to the Registrar of Companies in England and Wales in accordance with section 242 of the Act. The auditor has reported on those accounts. Its report was unqualified and did not contain a statement under section 237(2) or (3) of the Act.

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Additional Information

1   Directors' interests

According to the registers of Directors' interests maintained by HSBC Holdings pursuant to section 325 of the Companies Act 1985 and section 352 of the Securities and Futures Ordinance of Hong Kong, the Directors of HSBC Holdings at 30 June 2004 had the following interests, all beneficial unless otherwise stated, in the shares and loan capital of HSBC and its associated corporations:

HSBC Holdings ordinary shares of US$0.50

					At 30 June 2004				
	At 1 January 2004	Beneficial owner	Child under 18 or spouse	Trustee	Jointly with another person	Other	Equity derivatives	Total interests[1]	Percentage of ordinary shares in issue
W F Aldinger	1,378,974	212,785	–	15,125[22]	–	–	1,363,849[32]	1,591,759	0.01
Sir John Bond	404,602	383,135	3,550	–	62,831	–	–	449,516	0.00
R K F Ch'ien	45,860	46,958	–	–	–	–	–	46,958	0.00
Baroness Dunn	154,362	133,384	–	–	–	24,000[24]	–	157,384	0.00
D G Eldon	47,094	–	926	–	97,173	–	–	98,099	0.00
D J Flint	51,928	51,339	1,923	27,000	–	–	–	80,262	0.00
W K L Fung	328,000	328,000	–	–	–	–	–	328,000	0.00
M F Geoghegan .	–[4]	35,974	–	–	–	–	–	35,974	0.00
S K Green	198,758	182,534	15,413	–	45,355	–	–	243,302	0.00
S Hintze	2,037	2,037	–	–	–	–	–	2,037	0.00
A W Jebson	57,794	80,742	–	–	–	–	–	80,742	0.00
Sir John Kemp-Welch	411,800	60,000	5,000	356,800[24]	–	–	–	421,800	0.00
Sir Brian Moffat	10,746	–	–	–	10,963	–	–	10,963	0.00
Sir Mark Moody-Stuart	5,840	5,000	840	5,000	–	–	–	10,840	0.00
S W Newton	5,000	5,079	–	–	–	–	–	5,079	0.00
H Sohmen	2,941,440	–	1,032,140	–	–	1,982,521[55]	–	3,014,661	0.03
C S Taylor	10,000	9,500	–	–	–	–	500[32]	10,000	0.00
Sir Brian Williamson	15,222	15,587	–	–	–	–	–	15,587	0.00

1   Details of executive Directors' other interests in ordinary shares of US$0.50 arising from share option plans and the Restricted Share Plan are set out on the following pages.
2   Non-beneficial.
3   Under the Securities and Futures Ordinance of Hong Kong, interests in listed American Depositary Shares are categorised as equity derivatives.
4   Interests at 1 March 2004 – date of appointment.
5   Interests held by private investment companies.

Sir John Bond has an interest as beneficial owner in £290,000 of HSBC Capital Funding (Sterling 1) L.P. 8.208 per cent Non-cumulative Step-up Perpetual Preferred Securities, which he held throughout the period.

D G Eldon has an interest as beneficial owner in 300 Hang Seng Bank Limited ordinary shares of HK$5.00 each, which he held throughout the period.

S K Green has an interest as beneficial owner in €75,000 of HSBC Holdings plc 5 1/2 per cent Subordinated Notes 2009 and in £100,000 of HSBC Bank plc 9 per cent Subordinated Notes 2005, which he held throughout the period.

H Sohmen has a corporate interest in £1,200,000 of HSBC Bank plc 9 per cent Subordinated Notes 2005 and his spouse has an interest in US$3,000,000 of HSBC Bank plc Senior Subordinated Floating Rate Notes 2009, which were held throughout the period.

As Directors of CCF S.A., S K Green and M F Geoghegan each has an interest as beneficial owner in one share of €5 each in that company, which Mr Green held throughout the period and Mr Geoghegan has held since 18 May 2004. The Directors have waived their rights to receive dividends on these shares and have undertaken to transfer these shares to HSBC on ceasing to be Directors of CCF.

Share options

At 30 June 2004, the undernamed Directors held options to acquire the number of HSBC Holdings ordinary shares of US$0.50 each set against their respective names. The options were awarded for nil consideration at exercise prices equivalent to the market value at the date of award, except that options awarded under the HSBC Holdings savings-related share option plans before 2001 are exercisable at a 15 per cent discount to the market value at the date of award and those awarded since 2001 at a 20 per cent discount. Under the Securities and Futures Ordinance of Hong Kong, the options are categorised as unlisted physically settled 'equity derivatives'.

Except as otherwise indicated, no options were awarded, exercised or lapsed during the period and there are no remaining performance criteria conditional upon which the outstanding options are exercisable. The market value of the ordinary shares at 30 June 2004 was £8.20. The highest and lowest market values during the period were £8.96 and £7.91. Market value is the mid-market price derived from the London Stock Exchange Daily Official List on the relevant date.

	Options held at 1 January 2004	Options exercised during period	Options held at 30 June 2004[1]	Exercise price (£)	Date of award	Exercisable from[2]	Exercisable until
Sir John Bond	2,798	–	2,798	6.0299	10 Apr 2000	1 Aug 2005	31 Jan 2006
D J Flint	27,000[3]	27,000[4]	–	3.3334	1 Apr 1996	1 Apr 1999	1 Apr 2006
	2,617	–	2,617	6.3224	2 May 2002	1 Aug 2007	31 Jan 2008
M F Geoghegan	1,248[5]	–	1,248	5.3980	1 Apr 1999	1 Aug 2004	31 Jan 2005
	559[5]	–	559	6.0299	10 Apr 2000	1 Aug 2005	31 Jan 2006
	573[5]	–	573	6.7536	11 Apr 2001	1 Aug 2006	31 Jan 2007
S K Green	3,070	–	3,070	5.3496	23 Apr 2003	1 Aug 2008	31 Jan 2009
A W Jebson	1,434	–	1,434	6.7536	11 Apr 2001	1 Aug 2004	31 Jan 2005

1   *Options awarded under the HSBC Holdings savings-related share option plans.*
2   *May be advanced to an earlier date in certain circumstances, e.g. retirement.*
3   *The exercise of these options was conditional upon the growth in earnings per share over a three-year period being equal to or greater than a composite rate of inflation (comprising 50 per cent of the Hong Kong Composite Consumer Price Index, 35 per cent of the UK Retail Price Index and 15 per cent of the USA All Urban Consumer Price Index) plus 2 per cent per annum. This condition was satisfied.*
4   *At the date of exercise, 4 March 2004, the market value per share was £8.515.*
5   *Interests at 1 March 2004 – date of appointment.*

At 30 June 2004, W F Aldinger held options to acquire HSBC Holdings ordinary shares as set out in the table below. These options arise from the conversion of options he held over common shares of Household International into options over HSBC Holdings ordinary shares in the same ratio as the offer for Household International (2.675 HSBC Holdings ordinary shares for each Household International common share) and the exercise prices per share adjusted accordingly. The Household International options were granted at nil consideration.

No options over HSBC Holdings ordinary shares were awarded to or exercised by Mr Aldinger during the period.

HSBC Holdings ordinary shares of US$0.50

Options held at 1 January 2004	Exercise price per share (US$)	Options held at 30 June 2004	Date of award	Exercisable from	Exercisable until
971,025	7.43	971,025	13 Nov 1995	13 Nov 1996	13 Nov 2005
1,003,125	11.43	1,003,125	11 Nov 1996	11 Nov 1997	11 Nov 2006
1,203,750	14.60	1,203,750	10 Nov 1997	10 Nov 1998	10 Nov 2007
1,337,500	13.71	1,337,500	9 Nov 1998	9 Nov 1999	9 Nov 2008
1,230,500	16.96	1,230,500	8 Nov 1999	8 Nov 2000	8 Nov 2009
1,605,000	18.40	1,605,000	13 Nov 2000	13 Nov 2001	13 Nov 2010
2,140,000	21.37	2,140,000	12 Nov 2001	12 Nov 2002	12 Nov 2011
2,140,000	10.66	2,140,000	20 Nov 2002	20 Nov 2003[1]	20 Nov 2012

1   *535,000 options are exercisable on each of the first, second, third and fourth anniversaries of the date of award.*

141

Additional Information (continued)

As a beneficiary of an employee benefit trust W F Aldinger has an interest in the HSBC Holdings ordinary shares held by the trust which may be used to satisfy exercises of his share options. Under the Securities and Futures Ordinance of Hong Kong, the interest is categorised as a 'beneficiary of a trust'. At 30 June 2004, the trust held 3,500,000 HSBC Holdings ordinary shares and 500,000 American Depositary Shares, each of which represents five HSBC Holdings ordinary shares.

Restricted Share Plan

HSBC Holdings ordinary shares of US$0.50

	Awards held at 1 January 2004	Awards made during period	Monetary value of awards during period £000	Awards vested during period[1]	Monetary value of awards vested during period £000	Awards held at 30 June 2004[1]	Date of award	Year in which awards may vest
W F Aldinger	960,662	–	–	319,521[2]	2,585	659,067	15 Apr 2003	2004 to 2006[3]
	–	372,587[4]	3,068	–	–	372,587	10 May 2004	2005 to 2007[5]
Sir John Bond	71,386	–	–	71,948[6]	613	–	4 Mar 1999	2004
	89,621	–	–	–	–	91,769	10 Mar 2000	2005
	83,988	–	–	–	–	86,001	12 Mar 2001	2006
	125,767	–	–	–	–	128,781	8 Mar 2002	2007
	167,843	–	–	–	–	171,864	5 Mar 2003	2008
	–	244,445[7]	2,100	–	–	248,342	4 Mar 2004	2009
D G Eldon	41,643	–	–	41,969[6]	357	–	4 Mar 1999	2004
	40,738	–	–	–	–	41,714	10 Mar 2000	2005
	47,994[8]	–	–	–	–	49,145	12 Mar 2001	2006
	7,072[8]	–	–	7,240[9]	58	–	30 Apr 2001	2004
	52,955	–	–	–	–	54,224	8 Mar 2002	2007
	9,806	–	–	–	–	10,041[8]	15 May 2002	2005
	76,292	–	–	–	–	78,120	5 Mar 2003	2008
	13,329	–	–	–	–	13,649[8]	12 May 2003	2006
	–	87,302[7]	750	–	–	88,694	4 Mar 2004	2009
D J Flint	41,643	–	–	41,969[6]	357	–	4 Mar 1999	2004
	36,663	–	–	–	–	37,541	10 Mar 2000	2005
	59,992	–	–	–	–	61,430	12 Mar 2001	2006
	79,432	–	–	–	–	81,335	8 Mar 2002	2007
	114,438	–	–	–	–	117,180	5 Mar 2003	2008
	–	121,058[7]	1,040	–	–	122,988	4 Mar 2004	2009
M F Geoghegan	35,975[10]	–	–	35,974[6]	306	–	4 Mar 1999	2004
	32,846[10]	–	–	–	–	33,370	10 Mar 2000	2005
	36,280[10]	–	–	–	–	36,858	12 Mar 2001	2006
	40,030[10]	–	–	–	–	40,668	8 Mar 2002	2007
	53,827[10]	–	–	–	–	54,686	5 Mar 2003	2008
	–	90,794[7]	780	–	–	92,242	4 Mar 2004	2009
S K Green	41,643	–	–	41,969[6]	357	–	4 Mar 1999	2004
	40,738	–	–	–	–	41,714	10 Mar 2000	2005
	83,988	–	–	–	–	86,001	12 Mar 2001	2006
	99,290	–	–	–	–	101,669	8 Mar 2002	2007
	114,438	–	–	–	–	117,179	5 Mar 2003	2008
	–	166,455[7]	1,430	–	–	169,109	4 Mar 2004	2009
A W Jebson	35,693	–	–	35,974[6]	306	–	4 Mar 1999	2004
	32,589	–	–	–	–	33,370	10 Mar 2000	2005
	71,990	–	–	–	–	73,716	12 Mar 2001	2006
	92,671	–	–	–	–	94,891	8 Mar 2002	2007
	114,438	–	–	–	–	117,180	5 Mar 2003	2008
	–	121,058[7]	1,040	–	–	122,988	4 Mar 2004	2009

Unless otherwise indicated, vesting of these shares is subject to the performance tests described in the 'Report of the Directors' in the Annual Report and Accounts 1999, 2000, 2001 *and in the 'Directors' Remuneration Report' in the* Annual Report and Accounts 2002 and 2003 *being satisfied. Under the Securities and Futures Ordinance of Hong Kong, interests in the Restricted Share Plan are categorised as a 'beneficiary of a trust'.*

1   *Includes additional shares arising from scrip dividends.*
2   *At the date of vesting, 31 March 2004, the market value per share was £8.09. At the date of the award, 15 April 2003, the market value per share was £6.81.*
3   *The shares will vest in three instalments on each of the first three anniversaries of 28 March 2003 so long as Mr Aldinger remains employed on the relevant vesting date, subject to accelerated vesting upon a termination without cause, or by Mr Aldinger for good reason or due to his death or disability.*
4   *At the date of the award, 10 May 2004, the market value per share was £7.94. The shares acquired by the Trustee of the Plan were purchased at an average price of £8.235.*
5   *The shares will vest in three instalments on each of 31 March 2005, 2006 and 2007 so long as Mr Aldinger remains employed on the relevant vesting date, subject to accelerated vesting upon a termination without cause, or by Mr Aldinger for good reason or due to his death or disability.*
6   *The performance tests described in the 'Report of the Directors' in the* Annual Report and Accounts 1998 *have been met and the shares have vested. At the date of vesting, 4 March 2004, the market value per share was £8.515. The market value per share (adjusted for the share capital reorganisation implemented on 2 July 1999) at the date of the award, 4 March 1999, was £5.92.*
7   *At the date of the award, 4 March 2004, the market value per share was £8.515. The shares acquired by the Trustee of the Plan were purchased at an average price of £8.5909.*
8   *50 per cent of D G Eldon's discretionary bonus for 2000, 2001 and 2002 respectively was awarded in Restricted Shares with a three-year restricted period.*
9   *At the date of vesting, 30 April 2004, the market value per share was £8.08. The market value per share at the date of the award, 30 April 2001, was £9.21.*
10 *Interests at 1 March 2004 — date of appointment.*

At 30 June 2004, the aggregate interests of the executive Directors in HSBC Holdings ordinary shares of US$0.50 each (each of which represents less than 0.005 per cent of the shares in issue, unless otherwise stated) under the Securities and Futures Ordinance of Hong Kong, including interests arising through share option plans, the Restricted Share Plan and, in the case of W F Aldinger, through an employee benefit trust, are: W F Aldinger – 20,254,313 (0.18 per cent of shares in issue); Sir John Bond – 1,179,071 (0.01 per cent of shares in issue); D G Eldon – 433,686; D J Flint – 503,353; M F Geoghegan – 296,178; S K Green – 762,044 (0.01 per cent of shares in issue); and A W Jebson – 524,321.

No Directors held any short positions as defined in the Securities and Futures Ordinance of Hong Kong. Save as stated above, none of the Directors had an interest in any shares or debentures of any HSBC or associated corporation at the beginning or at the end of the period, and none of the Directors or members of their immediate family, was awarded or exercised any right to subscribe for any shares or debentures during the period.

Since the end of the period, the interests of each of the following Directors have increased by the number of HSBC Holdings ordinary shares shown against their name:

	Beneficial owner	Child under 18 or spouse	Jointly with another person	Beneficiary of a trust	Other
W F Aldinger	–	–	–	9,385[1]	–
Sir John Bond	56[2]	28[3]	–	7,533[4]	–
R K F Ch'ien	426[5]	–	–	–	–
Baroness Dunn	1,212[5]	–	–	–	–
D G Eldon	–	8[5]	882[5]	3,052[1]	–
D J Flint	478[6]	14[3]	–	3,826[1]	–
M F Geoghegan	–	–	–	2,345[1]	–
S K Green	21[7]	140[5]	–	4,691[1]	–
A W Jebson	734[5]	–	–	4,023[1]	–
Sir Brian Moffat	–	–	99[5]	–	–
S W Newton	46[5]	–	–	–	–
H Sohmen	–	9,386[5]	–	–	18,031[8]
Sir Brian Williamson	142[5]	–	–	–	–

143

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Additional Information (continued)

1 *Scrip dividend on awards held under the Restricted Share Plan.*
2 *Comprises the automatic reinvestment of dividend income by an Individual Savings Account and Personal Equity Plan manager (35 shares), the acquisition of shares in the HSBC Holdings UK Share Ownership Plan through regular monthly contributions (16 shares) and the reinvestment of dividends on shares held in the plan (5 shares).*
3 *The automatic reinvestment of dividend income by an Individual Savings Account and Personal Equity Plan manager.*
4 *Comprises scrip dividend on awards held under the Restricted Share Plan (6,610 shares) and on shares held in a Trust (923 shares).*
5 *Scrip dividend.*
6 *Comprises scrip dividend on shares held as beneficial owner (421 shares), the acquisition of shares in the HSBC Holdings UK Share Ownership Plan through regular monthly contributions (16 shares) and the reinvestment of dividends on shares held in the plan (5 shares) and the automatic reinvestment of a cash dividend by an Individual Savings Account and Personal Equity Plan manager (36 shares).*
7 *Comprises the acquisition of shares in the HSBC Holdings UK Share Ownership Plan through regular monthly contributions (16 shares) and the reinvestment of dividends on shares held in the plan (5 shares).*
8 *Comprises scrip dividend on interests held by private investment companies.*

2 Share option plans

In order to align the interests of staff with those of shareholders, share options are awarded to employees under all-employee share plans and discretionary share incentive plans. The following are particulars of outstanding employee share options, including those held by employees working under employment contracts that are regarded as 'continuous contracts' for the purposes of the Hong Kong Employment Ordinance. The options were granted at nil consideration. No options have been granted to substantial shareholders, suppliers of goods or services, or in excess of the individual limit for each share plan. No options were cancelled during the period. Particulars of options held by Directors of HSBC Holdings are set out on page 141.

All-employee share plans

HSBC Holdings Savings-Related Share Option Plan
HSBC Holdings ordinary shares of US$0.50

Date of award	Exercise price (£)	Exercisable from[1]	Exercisable until[2]	Options at 1 January 2004	Options awarded during period[3]	Options exercised during period[4]	Options lapsed during period	Options at 30 June 2004
6 Apr 1998	5.2212	1 Aug 2003	31 Jan 2004	186,165	–	137,288	42,802	6,075
1 Apr 1999	5.3980	1 Aug 2004	31 Jan 2005	10,598,682	–	334,648	141,897	10,122,137
10 Apr 2000	6.0299	1 Aug 2005	31 Jan 2006	11,163,824	–	275,008	328,037	10,560,779
11 Apr 2001	6.7536	1 Aug 2004	31 Jan 2005	1,870,853	–	57,098	65,930	1,747,825
11 Apr 2001	6.7536	1 Aug 2006	31 Jan 2007	4,171,431	–	60,605	177,545	3,933,281
2 May 2002	6.3224	1 Aug 2005	31 Jan 2006	1,741,719	–	27,547	106,515	1,607,657
2 May 2002	6.3224	1 Aug 2007	31 Jan 2008	4,636,144	–	27,724	166,517	4,441,903
23 Apr 2003	5.3496	1 Aug 2006	31 Jan 2007	9,056,673	–	52,887	521,328	8,482,458
23 Apr 2003	5.3496	1 Aug 2008	31 Jan 2009	14,074,491	–	28,484	498,526	13,547,481
21 Apr 2004	6.4720	1 Aug 2007	31 Jan 2008	–	4,556,417	–	16,746	4,539,671
21 Apr 2004	6.4720	1 Aug 2009	31 Jan 2010	–	6,534,250	–	5,100	6,529,150

1 *May be advanced to an earlier date in certain circumstances, e.g. retirement.*
2 *May be extended to a later date in certain circumstances, e.g. on the death of a participant, the executors may exercise the option up to six months beyond the normal exercise period.*
3 *The closing price per share on 20 April 2004, the day before the options were awarded, was £8.285.*
4 *The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.29.*

HSBC Holdings Savings-Related Share Option Plan: Overseas Section
HSBC Holdings ordinary shares of US$0.50

Date of award	Exercise price (£)	Exercisable from[1]	Exercisable until[2]	Options at 1 January 2004	Options awarded during period	Options exercised during period[3]	Options lapsed during period	Options at 30 June 2004
6 Apr 1998	5.2212	1 Aug 2003	31 Jan 2004	78,234	–	39,315	38,919	–
1 Apr 1999	5.3980	1 Aug 2004	31 Jan 2005	10,942,536	–	94,953	85,689	10,761,894
10 Apr 2000	6.0299	1 Aug 2005	31 Jan 2006	16,622,178	–	116,369	355,484	16,150,325
11 Apr 2001	6.7536	1 Aug 2004	31 Jan 2005	5,773,078	–	36,411	275,823	5,460,844
11 Apr 2001	6.7536	1 Aug 2006	31 Jan 2007	1,459,237	–	7,448	61,751	1,390,038
2 May 2002	6.3224	1 Aug 2005	31 Jan 2006	3,393,662	–	5,538	184,191	3,203,933
2 May 2002	6.3224	1 Aug 2007	31 Jan 2008	1,224,697	–	616	40,229	1,183,852
23 Apr 2003	5.3496	1 Aug 2006	31 Jan 2007	10,459	–	–	–	10,459
23 Apr 2003	5.3496	1 Aug 2008	31 Jan 2009	10,488	–	–	–	10,488
8 May 2003	5.3496	1 Aug 2006	31 Jan 2007	17,432,578	–	22,440	446,392	16,963,746
8 May 2003	5.3496	1 Aug 2008	31 Jan 2009	6,500,298	–	3,657	104,896	6,391,745
21 Apr 2004	6.4720	1 Aug 2007	31 Jan 2008	–	49,524[4]	–	–	49,524
21 Apr 2004	6.4720	1 Aug 2009	31 Jan 2010	–	14,488[4]	–	–	14,488
10 May 2004	6.4720	1 Aug 2007	31 Jan 2008	–	10,550,550[5]	–	–	10,550,550
10 May 2004	6.4720	1 Aug 2009	31 Jan 2010	–	3,334,907[5]	–	–	3,334,907

1   *May be advanced to an earlier date in certain circumstances, e.g. retirement.*
2   *May be extended to a later date in certain circumstances, e.g. on the death of a participant, the executors may exercise the option up to six months beyond the normal exercise period.*
3   *The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.35.*
4   *The closing price per share on 20 April 2004, the day before the options were awarded, was £8.285.*
5   *The closing price per share on 9 May 2004, the day before the options were awarded, was £8.12.*

HSBC Holdings Savings-Related Share Option Scheme: USA Section
HSBC Holdings ordinary shares of US$0.50

Date of award	Exercise price (£)	Exercisable from[1]	Exercisable until[2]	Options at 1 January 2004	Options exercised during period[3]	Options lapsed during period	Options at 30 June 2004
10 Aug 1999	6.3078	1 Jul 2004	31 Dec 2004	1,477,642	11,964	–	1,465,678

No options were awarded during the period.

1   *May be advanced to an earlier date in certain circumstances, e.g. retirement.*
2   *May be extended to a later date in certain circumstances, e.g. on the death of a participant, the executors may exercise the option up to six months beyond the normal exercise period.*
3   *The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.31.*

Discretionary share incentive plans

HSBC Holdings Executive Share Option Scheme
HSBC Holdings ordinary shares of US$0.50

Date of award	Exercise price (£)	Exercisable from[1]	Exercisable until[2]	Options at 1 January 2004	Options exercised during period[3]	Options lapsed during period	Options at 30 June 2004
8 Mar 1994	2.8376	8 Mar 1997	8 Mar 2004	82,479	82,479	–	–
7 Mar 1995	2.1727	7 Mar 1998	7 Mar 2005	234,000	97,500	–	136,500
1 Apr 1996	3.3334	1 Apr 1999	1 Apr 2006	602,019	135,750	15,000	451,269
24 Mar 1997	5.0160	24 Mar 2000	24 Mar 2007	1,046,174	126,771	9,000	910,403
12 Aug 1997	7.7984	12 Aug 2000	12 Aug 2007	14,625	–	–	14,625
16 Mar 1998	6.2767	16 Mar 2001	16 Mar 2008	1,954,924	211,453	28,500	1,714,971
29 Mar 1999	6.3754	3 Apr 2002	29 Mar 2009	32,420,672	3,009,336	176,471	29,234,865
10 Aug 1999	7.4210	10 Aug 2002	10 Aug 2009	193,800	30,000	–	163,800
31 Aug 1999	7.8710	31 Aug 2002	31 Aug 2009	4,000	–	–	4,000
3 Apr 2000	7.4600	3 Apr 2003	3 Apr 2010	23,142,646	1,585,579	152,576	21,404,491

1   *May be advanced to an earlier date in certain circumstances, e.g. retirement.*
2   *May be extended to a later date in certain circumstances, e.g. on the death of a participant, the executors may exercise the option up to 12 months beyond the normal exercise period.*
3   *The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.38.*

145

Additional Information (continued)

The HSBC Holdings Executive Share Option Scheme was replaced by the HSBC Holdings Group Share Option Plan on 26 May 2000. No options have been granted under the Scheme since that date.

HSBC Holdings Group Share Option Plan
HSBC Holdings ordinary shares of US$0.50

Date of award	Exercise price (£)	Exercisable from[1]	Exercisable until[2]	Options at 1 January 2004	Options awarded during period[3]	Options exercised during period[4]	Options lapsed during period	Options at 30 June 2004
4 Oct 2000	9.6420	4 Oct 2003	4 Oct 2010	396,235	–	–	2,722	393,513
23 Apr 2001	8.7120	23 Apr 2004	23 Apr 2011	47,272,814	–	4,875	508,127	46,759,812
30 Aug 2001	8.2280	30 Aug 2004	30 Aug 2011	356,980	–	–	16,350	340,630
7 May 2002	8.4050	7 May 2005	7 May 2012	54,343,874	–	15,000	593,014	53,735,860
30 Aug 2002	7.4550	30 Aug 2005	30 Aug 2012	452,350	–	–	4,875	447,475
2 May 2003	6.9100	2 May 2006	2 May 2013	56,527,650	–	34,350	684,385	55,808,915
29 Aug 2003	8.1300	29 Aug 2006	29 Aug 2013	577,270	–	–	2,000	575,270
3 Nov 2003	9.1350	3 Nov 2006	3 Nov 2013	4,069,800	–	–	–	4,069,800
30 Apr 2004	8.2830	30 Apr 2007	30 Apr 2014	–	63,341,879	–	94,839	63,247,040

1 *May be advanced to an earlier date in certain circumstances, e.g. on the death of a participant.*
2 *May be extended to a later date in certain circumstances, e.g. on the death of a participant, the executors may exercise the option up to 12 months beyond the normal exercise period.*
3 *The closing price per share on 29 April 2004, the day before the options were awarded, was £8.18.*
4 *The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.26.*

CCF and subsidiary company plans

When it was acquired in July 2000, CCF and certain of its subsidiary companies operated employee share option plans under which options could be granted over their respective shares. No further options will be granted under any of these subsidiary company plans. The following are outstanding options to acquire shares in CCF and its subsidiaries.

CCF
shares of €5

Date of award	Exercise price (€)	Exercisable from	Exercisable until	Options at 1 January 2004	Options exercised during period[1]	Options lapsed during period	Options at 30 June 2004[1]
23 Jun 1994	32.78	23 Jun 1996	23 Jun 2004	10,800	10,000	800	–
22 Jun 1995	34.00	22 Jun 1997	22 Jun 2005	53,130	–	–	53,130
9 May 1996	35.52	9 May 1998	9 May 2006	89,500	17,000	–	72,500
7 May 1997	37.05	7 Jun 2000	7 May 2007	282,630	25,859	–	256,771
29 Apr 1998	73.50	7 Jun 2000	29 Apr 2008	535,400	77,002	–	458,398
7 Apr 1999	81.71	7 Jun 2000	7 Apr 2009	788,200	108,350	–	679,850
12 Apr 2000	142.50	1 Jan 2002	12 Apr 2010	856,000	–	–	856,000

1 *Following exercise of the options, the CCF shares will be exchanged for HSBC Holdings ordinary shares in the same ratio as for the acquisition of CCF (13 HSBC Holdings ordinary shares for each CCF share). At 30 June 2004, The HSBC Holdings Employee Benefit Trust 2001 (No. 1) held 29,554,812 HSBC Holdings ordinary shares which may be exchanged for CCF shares arising from the exercise of these options.*

Banque Chaix
shares of €16

Date of award	Exercise price (€)	Exercisable from	Exercisable until	Options at 1 January 2004	Options exercised during period	Options lapsed during period	Options at 30 June 2004
21 Jun 1999	100.31	21 Jun 2004	21 Dec 2004	10,000	–	–	10,000
7 Jun 2000	105.94	7 Jun 2005	7 Dec 2005	10,000	–	–	10,000

Banque de Baecque Beau
shares of no par value

Date of award	Exercise price (€)	Exercisable from	Exercisable until	Options at 1 January 2004	Options exercised during period	Options lapsed during period	Options at 30 June 2004
22 Dec 2000	61.66	22 Dec 2003	22 Dec 2005	11,500	–	–	11,500

Banque de Savoie
shares of €16

Date of award	Exercise price (€)	Exercisable from	Exercisable until	Options at 1 January 2004	Options exercised during period	Options lapsed during period	Options at 30 June 2004
24 Dec 1998	61.85	24 Dec 2003	24 Jun 2004	5,000	5,000	–	–
9 Sep 1999	64.79	9 Sep 2004	9 Mar 2005	5,000	–	–	5,000
14 Jun 2000	69.52	14 Jun 2005	14 Dec 2005	5,100	–	–	5,100

Banque Dupuy de Parseval
shares of €20

Date of award	Exercise price (€)	Exercisable from	Exercisable until	Options at 1 January 2004	Options exercised during period	Options lapsed during period	Options at 30 June 2004
1 Jul 1999	34.76	1 Jul 2004	1 Oct 2004	5,000	–	–	5,000
3 Apr 2000	36.36	3 Apr 2005	3 Jul 2005	5,000	–	–	5,000
8 Jun 2000	39.48	8 Jun 2005	8 Sep 2005	5,000	–	–	5,000

Crédit Commercial du Sud Ouest
shares of €15.25

Date of award	Exercise price (€)	Exercisable from	Exercisable until	Options at 1 January 2004	Options exercised during period	Options lapsed during period	Options at 30 June 2004
9 Sep 1999	95.89	9 Sep 2004	9 Mar 2005	7,500	–	–	7,500
7 Jun 2000	102.29	7 Jun 2005	7 Dec 2005	7,500	–	–	7,500

HSBC Private Bank France
shares of €2

Date of award	Exercise price (€)	Exercisable from	Exercisable until	Options at 1 January 2004	Options exercised during period	Options lapsed during period	Options at 30 June 2004[1]
21 Dec 1999	10.84	21 Dec 2000	21 Dec 2009	272,250	–	6,750	265,500
9 Mar 2000	12.44	27 Jun 2004	31 Dec 2010	149,460	–	–	149,460
15 May 2001	20.80	15 May 2002	15 May 2011	258,525	–	4,500	254,025
7 Sep 2001	15.475	7 Sep 2005	7 Oct 2007	448,500	–	89,000	359,500
1 Oct 2002	22.22	2 Oct 2005	1 Oct 2012	229,950	–	4,500	225,450

1 Following exercise of the options, the HSBC Private Bank France shares will be exchanged for HSBC Holdings ordinary shares in the ratio of 1.83 HSBC Holdings ordinary shares for each HSBC Private Bank France share. At 30 June 2004, The CCF Employee Benefit Trust 2001 held 2,478,159 HSBC Holdings ordinary shares which may be exchanged for HSBC Private Bank France shares arising from the exercise of these options.

147

H S B C   H O L D I N G S   P L C

Additional Information (continued)

Netvalor
shares of €415

Date of award	Exercise price (€)	Exercisable from	Exercisable until	Options at 1 January 2004	Options exercised during period	Options lapsed during period	Options at 30 June 2004
22 Dec 1999	415	22 Dec 2004	22 Dec 2006	2,410	–	–	2,410
19 Dec 2000	415	19 Dec 2005	19 Dec 2007	3,340	–	–	3,340

Sinopia Asset Management
shares of €0.5

Date of award	Exercise price (€)	Exercisable from	Exercisable until	Options at 1 January 2004	Options exercised during period[1]	Options lapsed during period	Options at 30 June 2004[1]
22 Mar 1999	21.85	22 Mar 2004	22 Sep 2004	79,000	52,000	–	27,000
15 Oct 1999	18.80	15 Oct 2004	15 Apr 2005	45,000	–	–	45,000
18 Feb 2000	18.66	18 Feb 2005	18 Aug 2005	97,500	–	–	97,500

1   *Following exercise of the options, the Sinopia shares will be exchanged for HSBC Holdings ordinary shares in the ratio of 2.143 HSBC Holdings ordinary shares for each Sinopia share. At 30 June 2004, The CCF Employee Benefit Trust 2001 held 371,819 HSBC Holdings ordinary shares which may be exchanged for Sinopia shares arising from the exercise of these options.*

Union de Banques à Paris
shares of €16

Date of award	Exercise price (€)	Exercisable from	Exercisable until	Options at 1 January 2004	Options exercised during period	Options lapsed during period	Options at 30 June 2004
25 Nov 1998	19.97	25 Nov 2003	25 May 2004	27,000	27,000	–	–
22 Nov 1999	33.54	22 Nov 2004	22 May 2005	26,200	–	800	25,400
12 Jul 2000	47.81	12 Jul 2005	12 Jan 2006	25,400	–	1,100	24,300

Household International and subsidiary company plans

Following the acquisition of Household International on 28 March 2003, all outstanding options and equity-based awards over Household International common shares were converted into rights to receive HSBC Holdings ordinary shares in the same ratio as the share exchange offer for the acquisition of Household International (2.675 HSBC Holdings ordinary shares for each Household International common share) and the exercise prices per share were adjusted accordingly. No further options will be granted under any of these plans.

All outstanding options and other equity-based awards over Household International common shares granted before 14 November 2002, being the date the transaction was announced, vested on completion of the acquisition. Options and equity-based awards granted on or after 14 November 2002 will be exercisable on their original terms, save that they have been adjusted to reflect the exchange ratio.

At 30 June 2004, the HSBC (Household) Employee Benefit Trust 2003 held 10,139,255 HSBC Holdings ordinary shares and 2,200,000 American Depositary Shares, each of which represents five HSBC Holdings ordinary shares, which may be used to satisfy the exercise of employee share options. At 30 June 2004, a grantor trust held 57,779 American Depositary Shares, each of which represents five HSBC Holdings ordinary shares, which may be used to satisfy the rights to receive HSBC Holdings ordinary shares under the Household International Deferred Fee Plan for Directors and the Household International Deferred Phantom Stock Plan for Directors.

Household International
1984 Long-Term Executive Incentive Compensation Plan
HSBC Holdings ordinary shares of US$0.50

Date of award	Exercise price (US$)	Exercisable from	Exercisable until	Options at 1 January 2004	Options exercised during period[1]	Options lapsed during period	Options at 30 June 2004
1 Feb 1994	4.16	1 Feb 1995	1 Feb 2004	135,627	135,627	–	–
7 Feb 1995	5.09	7 Feb 1996	7 Feb 2005	1,532,234	610,252	–	921,982
10 May 1995	5.91	10 May 1996	10 May 2005	48,150	–	–	48,150
17 Jul 1995	6.42	17 Jul 1996	17 Jul 2005	40,125	40,125	–	–
13 Nov 1995	7.43	13 Nov 1996	13 Nov 2005	2,056,007	111,638	–	1,944,369

1   The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.42.

Household International
1996 Long-Term Executive Incentive Compensation Plan
HSBC Holdings ordinary shares of US$0.50

Date of award	Exercise price (US$)	Exercisable from	Exercisable until	Options at 1 January 2004	Options exercised during period[1]	Options lapsed during period	Options at 30 June 2004
11 Nov 1996	11.43	11 Nov 1997	11 Nov 2006	2,587,394	192,600	–	2,394,794
14 May 1997	11.29	14 May 1998	14 May 2007	200,630	–	–	200,630
10 Nov 1997	14.60	10 Nov 1998	10 Nov 2007	4,224,670	–	–	4,224,670
15 Jun 1998	17.08	15 Jun 1999	15 Jun 2008	802,500	–	–	802,500
1 Jul 1998	19.21	1 Jul 1999	1 Jul 2008	80,250	–	–	80,250
9 Nov 1998	13.71	9 Nov 1999	9 Nov 2008	4,928,354	13,375	–	4,914,979
17 May 1999	16.99	17 May 2000	17 May 2009	334,375	–	–	334,375
3 Jun 1999	16.32	3 Jun 2000	3 Jun 2009	200,625	–	–	200,625
31 Aug 1999	13.96	31 Aug 2000	31 Aug 2009	345,077	–	–	345,077
8 Nov 1999	16.96	8 Nov 2000	8 Nov 2009	4,869,841	–	–	4,869,841
30 Jun 2000	15.70	30 Jun 2001	30 Jun 2010	26,846	–	–	26,846
8 Feb 2000	13.26	8 Feb 2001	8 Feb 2010	66,875	–	–	66,875
13 Nov 2000	18.40	13 Nov 2001	13 Nov 2010	6,379,208	–	–	6,379,208
12 Nov 2001	21.37	12 Nov 2002	12 Nov 2011	7,571,322	–	–	7,571,322
20 Nov 2002	10.66	20 Nov 2003[2]	20 Nov 2012	7,315,727	60,453	30,094	7,225,180

1   The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.77.
2   25 per cent of the original award is exercisable on each of the first, second, third and fourth anniversaries of the date of award. May be advanced to an earlier date in certain circumstances, e.g. retirement.

Household International
1996 Long-Term Executive Incentive Compensation Plan[1]
HSBC Holdings ordinary shares of US$0.50

Date of award	Exercise price (US$)	Exercisable from[2]	Exercisable until[2]	Rights at 1 January 2004	Rights exercised during period[3]	Rights lapsed during period	Rights at 30 June 2004
15 Nov 2002	nil	15 Nov 2005	15 Nov 2007	7,222	–	–	7,222
20 Nov 2002	nil	20 Nov 2005	20 Nov 2007	1,961,448	39,687	53,955	1,867,806
2 Dec 2002	nil	2 Dec 2005	2 Dec 2007	10,701	–	–	10,701
16 Dec 2002	nil	16 Dec 2005	16 Dec 2007	35,846	–	–	35,846
20 Dec 2002	nil	20 Dec 2005	20 Dec 2007	180,564	10,700	–	169,864
2 Jan 2003	nil	2 Jan 2006	2 Jan 2008	1,338	–	–	1,338
15 Jan 2003	nil	15 Jan 2006	15 Jan 2008	33,438	–	–	33,438
3 Feb 2003	nil	3 Feb 2006	3 Feb 2008	11,241	803	–	10,438
14 Feb 2003	nil	14 Feb 2006	14 Feb 2008	267,768	66,875	–	200,893
3 Mar 2003	nil	3 Mar 2006	3 Mar 2008	2,676	–	–	2,676

1   Awards of Restricted Stock Rights which represent a right to receive shares if the employee remains in the employment of Household at the date of vesting.
2   Restricted Stock Rights vest one-third on each of the third, fourth and fifth anniversaries of the date of award. Vesting may be advanced to an earlier date in certain circumstances, e.g. retirement.
3   The weighted average closing price of the shares immediately before the dates on which rights were exercised was £8.34.

H S B C   H O L D I N G S   P L C

Additional Information (continued)

Household International
Deferred Fee Plan for Directors
Prior to 28 March 2003, Household directors could choose to defer all or a portion of their cash compensation under the Deferred Fee Plan for directors. At the end of the deferred period selected by the director, all accumulated amounts will be paid in shares in one or more instalments. Following the acquisition of Household the rights to receive Household International common shares under the plan were converted into rights to receive HSBC Holdings ordinary shares. No further awards will be granted under this plan. A summary of the rights to receive HSBC Holdings ordinary shares under this plan is set out below. Full details are available on www.hsbc.com by selecting 'Investor centre', then 'Share plans' or can be obtained upon request from the Group Company Secretary, 8 Canada Square, London E14 5HQ.

HSBC Holdings ordinary shares of US$0.50

Dates of deferral	Range of prices (US$)	Deferral period	Shares deferred at 1 January 2004	Shares delivered during period[1]	Shares lapsed during period	Shares deferred at 30 June 2004
1 Oct 1995 – 15 Jan 2003	5.42 – 25.40	1 Jan 2000 – 31 Dec 2021	188,406	1,480	–	186,926

1   *The weighted average closing price of the shares immediately before the dates on which shares were delivered was £8.48.*

Household International
Deferred Phantom Stock Plan for Directors
In 1995, the Household International Directors' Retirement Income Plan was discontinued and the present value of a director's accrued benefit was exchanged for a deferred right to receive Household International common shares. Following the acquisition of Household International the rights to receive Household International common shares under the plan were converted into rights to receive HSBC Holdings ordinary shares. When a director dies or leaves the Board due to retirement or resignation, all accumulated amounts will be released in HSBC Holdings ordinary shares in one or more instalments. No further awards will be granted under this plan. A summary of the rights to receive HSBC Holdings ordinary shares under this plan is set out below. Full details are available on www.hsbc.com by selecting 'Investor centre', then 'Share plans' or can be obtained upon request from the Group Company Secretary, 8 Canada Square, London E14 5HQ.

HSBC Holdings ordinary shares of US$0.50

Dates of deferral	Range of prices (US$)	Deferral period	Shares deferred at 1 January 2004	Shares delivered during period[1]	Shares lapsed during period	Shares deferred at 30 June 2004
30 Jan1996 – 15 Jan 2003	7.75 – 25.40	1 Jan 2000 – 31 Dec 2020	102,468	446	–	102,022

1   *The weighted average closing price of the shares immediately before the dates on which shares were delivered was £8.41.*

Household International
Non-Qualified Deferred Compensation Plan for Restricted Stock Rights
HSBC Holdings ordinary shares of US$0.50

Date of award	Exercise price (US$)	Exercisable from	Exercisable until	Rights at 1 January 2004	Rights exercised during period[1]	Rights lapsed during period	Rights at 30 June 2004
10 May 2000	nil	10 May 2002	10 May 2005	294,329	113,204	–	181,125

1   *The weighted average closing price of the shares immediately before the dates on which rights were exercised was £8.28.*

Household International
Non-Qualified Deferred Compensation Plan for Stock Option Exercises
HSBC Holdings ordinary shares of US$0.50

Date of award	Exercise price (US$)	Exercisable from	Exercisable until	Options at 1 January 2004	Options exercised during period	Options lapsed during period	Options at 30 June 2004
2 Feb 1991	2.48	2 Feb 1992	15 Jul 2005	20,819	–	–	20,819

Beneficial Corporation
1990 Non-Qualified Stock Option Plan
HSBC Holdings ordinary shares of US$0.50

Date of award	Exercise price (US$)	Exercisable from	Exercisable until	Options at 1 January 2004	Options exercised during period[1]	Options lapsed during period	Options at 30 June 2004
15 Nov 1994	4.56	15 Nov 1995	15 Nov 2004	103,682	65,458	–	38,224
15 Nov 1995	6.00	15 Nov 1996	15 Nov 2005	215,727	27,921	–	187,806
20 Nov 1996	7.86	20 Nov 1997	20 Nov 2006	313,162	18,458	–	294,704
13 Dec 1996	7.54	13 Dec 1997	13 Dec 2006	65,624	–	–	65,624
14 Nov 1997	9.20	14 Nov 1998	14 Nov 2007	131,248	–	–	131,248
19 Nov 1997	9.39	19 Nov 1998	19 Nov 2007	429,135	2,461	–	426,674
1 Dec 1997	9.68	1 Dec 1998	1 Dec 2007	65,624	–	–	65,624

1   *The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.52.*

Beneficial Corporation
BenShares Equity Participation Plan
HSBC Holdings ordinary shares of US$0.50

Date of award	Exercise price (US$)	Exercisable from	Exercisable until	Options at 1 January 2004	Options exercised during period[1]	Options lapsed during period	Options at 30 June 2004
31 Jan 1997	9.87	31 Jan 1998	31 Jan 2007	46,243	2,463	–	43,780
15 Nov 1997	11.04	15 Nov 1998	15 Nov 2007	62,264	3,284	–	58,980

1   *The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.43.*

Renaissance Holdings, Inc.
Amended and Restated 1997 Stock Incentive Plan
HSBC Holdings ordinary shares of US$0.50

Date of award	Exercise price (US$)	Exercisable from	Exercisable until	Options at 1 January 2004	Options exercised during period[1]	Options lapsed during period	Options at 30 June 2004
31 Oct 1997	1.25	31 Oct 1998	31 Oct 2007	4,739	–	–	4,739
1 Jan 1998	1.25	1 Jan 1999	1 Jan 2008	3,224	–	–	3,224
1 Oct 1998	1.74	1 Oct 1999	1 Oct 2008	2,810	1,204	–	1,606
1 Jan 1999	2.24	1 Jan 2000	1 Jan 2009	5,024	–	–	5,024

1   *The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.93.*

Bank of Bermuda plans

Following the acquisition of Bank of Bermuda on 18 February 2004, all outstanding options over Bank of Bermuda shares were converted into rights to receive HSBC Holdings ordinary shares based on the consideration of US$40 for each Bank of Bermuda share and the average closing price of HSBC Holdings ordinary shares, derived from the London Stock Exchange Daily Official List, for the five business days preceding the closing date of the acquisition. No further options will be granted under any of these plans.

All outstanding options over Bank of Bermuda shares vested on completion of the acquisition. At 30 June 2004, the HSBC (Bank of Bermuda) Employee Benefit Trust 2004 held 3,975,205 HSBC Holdings ordinary shares which may be used to satisfy the exercise of these options.

Additional Information (continued)

Bank of Bermuda
Executive Share Option Plan 1997
HSBC Holdings ordinary shares of US$0.50

Date of award	Exercise price (US$)	Exercisable from	Exercisable until	Options at 18 February 2004	Options exercised during period[1]	Options lapsed during period	Options at 30 June 2004
12 Jun 1997	3.86	12 Jun 1998	12 Jun 2007	245,196	–	–	245,196
22 Dec 1997	6.33	22 Dec 1998	22 Dec 2007	33,906	–	–	33,906
1 Jul 1998	9.61	1 Jul 1999	1 Jul 2008	67,813	–	–	67,813
23 Jul 1998	8.58	23 Jul 1999	23 Jul 2008	139,019	–	–	139,019
23 Feb 1999	7.40	23 Feb 2000	23 Feb 2009	24,998	6,534	–	18,464
26 Jul 1999	6.66	26 Jul 2000	26 Jul 2009	159,363	–	–	159,363
3 Aug 1999	7.10	3 Aug 2000	3 Aug 2009	9,331	–	–	9,331
4 Feb 2000	7.21	4 Feb 2001	4 Feb 2010	88,777	5,007	1,586	82,184
7 Apr 2000	7.37	7 Apr 2001	7 Apr 2010	385	–	–	385
29 May 2000	7.21	29 May 2001	29 May 2010	15,411	–	–	15,411
1 Jun 2000	7.04	1 Jun 2001	1 Jun 2010	61,649	–	–	61,649
31 Jul 2000	10.11	31 Jul 2001	31 Jul 2010	166,454	–	–	166,454
19 Sep 2000	11.31	19 Sep 2001	19 Sep 2010	40,458	–	–	40,458
11 Jan 2001	14.27	11 Jan 2002	11 Jan 2011	161,829	–	–	161,829

1   *The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.07.*

Bank of Bermuda
Share Option Plan 2000
HSBC Holdings ordinary shares of US$0.50

Date of award	Exercise price (US$)	Exercisable from	Exercisable until	Options at 18 February 2004	Options exercised during period[1]	Options lapsed during period	Options at 30 June 2004
11 Jan 2001	14.27	11 Jan 2002	11 Jan 2011	161,829	–	–	161,829
6 Feb 2001	16.41	6 Feb 2002	6 Feb 2011	1,111,908	–	17,346	1,094,562
29 Mar 2001	15.39	29 Mar 2002	29 Mar 2011	540	–	–	540
16 Apr 2001	15.57	16 Apr 2002	16 Apr 2011	539	–	–	539
6 Jun 2001	18.35	6 Jun 2002	6 Jun 2011	8,091	–	–	8,091
16 Jul 2001	16.87	16 Jul 2002	16 Jul 2011	245,610	–	–	245,610
28 Aug 2001	15.39	28 Aug 2002	28 Aug 2011	13,486	–	–	13,486
26 Sep 2001	12.79	26 Sep 2002	26 Sep 2011	468,611	3,318	2,219	463,074
16 Jan 2002	16.11	16 Jan 2003	16 Jan 2012	3,678	–	–	3,678
30 Jan 2002	15.60	30 Jan 2003	30 Jan 2012	1,226	–	–	1,226
5 Feb 2002	16.09	5 Feb 2003	5 Feb 2012	1,483,066	–	13,984	1,469,082
5 Feb 2002	16.41	5 Feb 2003	5 Feb 2012	1,383	–	–	1,383
10 Jul 2002	15.84	10 Jul 2003	10 Jul 2012	12,260	–	–	12,260
9 Sep 2002	12.34	9 Sep 2003	9 Sep 2012	61,299	–	–	61,299
16 Dec 2002	11.27	16 Dec 2003	16 Dec 2012	6,130	–	–	6,130
4 Feb 2003	10.69	4 Feb 2004	4 Feb 2013	387,068	9,936	1,415	375,717
1 Apr 2003	11.97	1 Apr 2004	1 Apr 2013	28,541	–	–	28,541
21 Apr 2003	11.85	21 Apr 2004	21 Apr 2013	48,853	–	–	48,853

1   *The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.13.*

Bank of Bermuda
Directors' Share Option Plan
HSBC Holdings ordinary shares of US$0.50

Date of award	Exercise price (US$)	Exercisable from	Exercisable until	Options at 18 February 2004	Options exercised during period	Options lapsed during period	Options at 30 June 2004
22 Sep 1999	8.02	22 Sep 2000	22 Sep 2009	7,706	–	–	7,706
20 Sep 2000	11.31	20 Sep 2001	20 Sep 2010	9,440	–	–	9,440
28 Mar 2001	15.76	28 Mar 2002	28 Mar 2011	18,205	–	–	18,205
3 Apr 2002	16.01	3 Apr 2003	3 Apr 2012	34,328	–	–	34,328
30 Apr 2003	12.23	30 Apr 2004	30 Apr 2013	9,808	–	–	9,808

3   Notifiable interests in share capital

According to the register maintained under section 211 of the Companies Act 1985: Legal and General Investment Management Limited notified HSBC Holdings on 11 June 2002 that it had an interest in 284,604,788 HSBC Holdings ordinary shares, representing 3.01 per cent of the ordinary shares in issue at that date; and The Capital Group Companies, Inc. notified HSBC Holdings on 24 June 2004 that it had an interest in 330,858,172 HSBC Holdings ordinary shares, representing 3 per cent of the ordinary shares in issue at that date. No notifiable interest, being 5 per cent or more, in the equity share capital is recorded in the register maintained under section 336 of the Securities and Futures Ordinance of Hong Kong.

4   Dealings in HSBC Holdings shares

Except for the dealings by HSBC Bank, HSBC CCF Financial Products (France) SNC and The Hongkong and Shanghai Banking Corporation, which are members of a European Economic Area Exchange, neither HSBC Holdings nor any subsidiary undertaking has bought, sold or redeemed any securities of HSBC Holdings during the six months ended 30 June 2004.

5   Registers of shareholders – second interim dividend for 2004

The Overseas Branch Register of shareholders in Hong Kong will be closed for one day, on Friday 20 August 2004. Any person who has acquired shares registered on the Hong Kong Branch Register but who has not lodged the share transfer with the Branch Registrar should do so before 4.00 pm on Thursday 19 August 2004 in order to receive the second interim dividend for 2004.

Any person who has acquired shares registered on the Principal Register in the United Kingdom but who has not lodged the share transfer with the Principal Registrar should do so before 4.00 pm on Friday 20 August 2004 in order to receive the dividend.

Any person who has acquired shares registered on the Overseas Branch Register of shareholders in Bermuda but who has not lodged the share transfer with the Bermuda Branch Registrar should do so before 4.00 pm on Friday 20 August 2004 in order to receive the dividend.

Transfers between the Principal Register or the Bermuda Branch Register and the Hong Kong Branch Register may not be made while the Hong Kong Branch Register is closed.

Transfers of American Depositary Shares must be lodged with the depositary by 12 noon on Friday 20 August 2004 in order to receive the dividend.

6   Proposed third interim dividend for 2004

As announced in 2003, the Board has adopted a policy of paying quarterly dividends. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. It is envisaged that the third interim dividend for 2004 will be US$0.13 per ordinary share. The proposed timetable for the third interim dividend for 2004 is:

Announcement	8 November 2004
American Depositary Shares quoted ex-dividend in New York	23 November 2004
Shares quoted ex-dividend in London, Hong Kong and Bermuda	24 November 2004
Record date and closure of Hong Kong Overseas Branch Register of shareholders for one day	26 November 2004
Shares quoted ex-dividend in Paris	29 November 2004
Payment date	20 January 2005

H S B C   H O L D I N G S   P L C

Additional Information (continued)

7   Final results and fourth interim dividend for 2004

The results for the year to 31 December 2004 will be announced on Monday 28 February 2005. It is intended that any fourth interim dividend for 2004 that is announced on that date would be payable on 4 May 2005 to shareholders on the Register on 18 March 2005. HSBC Holdings ordinary shares would be quoted ex-dividend in London, Hong Kong and Bermuda on 16 March 2005 and in Paris on 21 March 2005. The American Depositary Shares would be quoted ex-dividend in New York on 16 March 2005.

8   Corporate governance

HSBC is committed to high standards of corporate governance. HSBC Holdings has complied throughout the six months to 30 June 2004 with the best practice provisions of the Combined Code on corporate governance appended to the Listing Rules of the Financial Services Authority and with the provisions of Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong.

   The Board of HSBC Holdings has adopted a code of conduct for transactions in Group securities and each Director has confirmed compliance with the code throughout the six months to 30 June 2004.

   There have been no material changes to the information disclosed in the *Annual Report and Accounts 2003* in respect of the number and remuneration of employees, remuneration policies and share option plans.

9   Postal share dealing service

For shareholders on the UK register, a postal share dealing service for buying and selling HSBC Holdings ordinary shares is available from HSBC Bank Stockbroker Services. Details are available from:

HSBC Bank plc
Stockbroker Services
Exchange Place
Poseidon Way
Leamington Spa
CV34 6BY
UK
Telephone: 44 01926 834064

10   Copies of the *Interim Report*

Further copies of the *Interim Report* may be obtained from Group Corporate Affairs, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; or from Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; or from Group Public Affairs, HSBC Bank USA, N.A., 452 Fifth Avenue, New York, NY 10018, USA; or from Direction de la Communication, CCF, 109 avenue des Champs Elysées, 75419 Paris Cedex 08, France; or from the HSBC web site, www.hsbc.com.

   Shareholders may at any time choose to receive corporate communications in printed form or electronically. To register online to receive electronic communications, or revoke or amend an instruction to receive electronic communications, go to www.hsbc.com and select 'Investor centre' and then 'Electronic communications'. If you received this document electronically and would like to receive a printed copy or would like to receive future shareholder communications in printed form, please write to the appropriate Registrars at the address given below. Printed copies will be provided without charge.

   A Chinese translation of this and future documents may be obtained on request from the Registrars. Please also contact the Registrars if you have received a Chinese translation of this document and do not wish to receive such translations in the future.

154

Principal Register	*Hong Kong Overseas Branch*	*Bermuda Overseas Branch*
	Register	*Register*
Computershare Investor Services PLC	Computershare Hong Kong Investor Services Limited	Corporate Shareholder Services
PO Box 1064	Rooms 1901-1905	The Bank of Bermuda Limited
The Pavilions	Hopewell Centre	6 Front Street
Bridgwater Road	183 Queen's Road East	Hamilton
Bristol BS99 3FA	Hong Kong	HM 11
United Kingdom		Bermuda

本年度中期業績報告及日後的相關文件均備有中譯本，請向您的股份登記處索取。香港登記冊的股東請聯絡香港中央證券登記有限公司（地址：香港皇后大道東183號合和中心1901-1905室）。主要登記冊的股東請洽 Computershare Investor Services PLC（地址見上文）。百慕達登記冊的股東請洽 The Bank of Bermuda Limited，地址如上。股東如收到本報告譯本，但不希望再收取此等譯本，均請聯絡適當的股份登記處。

155

HSBC HOLDINGS PLC

Glossary of Terms

Terms used	Brief description
ABC	Asset-backed conduits
ADS	American depositary share
AICPA	The American Institute of Certified Public Accountants
AIEA	Average interest-earning assets
ALCO	Asset and liability management committee
ASB	Accounting Standards Board (UK)
Bank of Bermuda	The Bank of Bermuda Limited, which was acquired in February 2004
Basel Committee	The Basel Committee on Banking Supervision
Basel II	The Final Accord of the Basel Committee on proposals for a new capital adequacy framework
BBCs	Business banking centres
BOC	The Bank of Canada
CCF	CCF S.A., HSBC's French banking subsidiary
CIBM	HSBC's Corporate, Investment Banking and Markets customer group
CMB	HSBC's Commercial Banking customer group
Consumer Finance	HSBC's Consumer Finance customer group, comprising Household International's consumer finance business and the US residential mortgages acquired by HSBC Bank USA from Household International and its correspondents since December 2003
CPI	Consumer price index
EITF	Emergent Issues Task Force (US)
ESOP	Employee share option plan
EU	European Union
FASB	Financial Accounting Standards Board (US)
FRS	Financial Reporting Standard (UK)
FSA	Financial Services Authority (UK)
FSP	FASB Staff Position issued by the FASB (US)
FTE	Full-time equivalent staff numbers
FUM	Funds under management
GAAP	Generally Accepted Accounting Principles
GDP	Gross domestic product
GHOS	Hong Kong Government Home Ownership Scheme
Global Markets	HSBC's treasury and capital markets services in Corporate, Investment Banking and Markets
Hang Seng Bank	Hang Seng Bank Limited, the second largest bank in Hong Kong by market capitalisation
HFC Bank	HFC Bank plc, the UK-based consumer finance business acquired by HSBC as part of the acquisition of Household
Household	Consumer Finance plus the insurance and commercial banking operations of Household International
Household International	Household International, Inc., the US consumer finance company acquired in March 2003
HSBC Bank	HSBC Bank plc, formerly Midland Bank plc
HSBC Bank Argentina	HSBC Bank Argentina S.A.
HSBC Bank Brazil	HSBC Bank Brasil S.A.-Banco Múltiplo, HSBC's retail banking operation in Brazil, formerly Banco Bamerindus do Brasil S.A.
HSBC Bank Malaysia	HSBC Bank Malaysia Berhad
HSBC Bank Middle East	HSBC Bank Middle East Limited, formerly The British Bank of the Middle East

156

Terms used	Brief description
HSBC Bank USA	HSBC Bank USA, Inc, HSBC's retail bank in the US. From 1 July 2004, HSBC Bank USA, N.A.
HSBC Mexico	Grupo Financiero HSBC, S.A. de C.V. (formerly Grupo Financiero Bital, S.A. de C.V.), the fifth-largest bank in Mexico by deposits and assets
HSBC Private Bank (Suisse)	HSBC Private Bank (Suisse) S.A., HSBC's private bank in Switzerland (formerly HSBC Republic Bank (Suisse) S.A.)
IAS	International Accounting Standard
IFRS	International Financial Reporting Standard
IGU	Income generating unit
IPO	Initial public offering
IT	Information technology
Losango	Losango Promotora de Vendas Ltda, the Brazilian consumer finance company acquired in December 2003
MMEs	Middle market enterprises
MSRs	Mortgage servicing rights
PFS	HSBC's Personal Financial Services customer group
Ping An	Ping An Insurance Company of China Limited, the second-largest life insurer in mainland China, in which HSBC holds a 10 per cent stake
PVBP	Present value of a basis point
Repos	Sale and repurchase transactions
SARS	Severe acute respiratory syndrome
SAYE	Save As You Earn
SFAS	Statement of Financial Accounting Standards (US)
SIS	Strategic Investment Solutions product offered by Private Banking
SME	Small to medium-sized enterprise
SOP	Statement of Position issued by the AICPA (US)
SSAP	Statement of Standard Accounting Practice (UK)
The Hongkong and Shanghai Banking Corporation	The Hongkong and Shanghai Banking Corporation Limited, the founding member of the HSBC Group
TSR	Total shareholder return
UITF	Urgent Issues Task Force (UK)
UK	United Kingdom
UK GAAP	UK Generally Accepted Accounting Principles
US	United States of America
US GAAP	US Generally Accepted Accounting Principles
VAR	Value at risk
VIEs	Variable interest entities

157

HSBC HOLDINGS PLC

Index

[Back to Contents](#)

This document comprises the *Interim Report 2004* to shareholders and information contained herein is being filed on Form 6-K with the US Securities and Exchange Commission ('SEC'), for HSBC Holdings plc and its subsidiary and associated undertakings.

HSBC HOLDINGS PLC
Incorporated in England with limited liability. Registered in England: number 617987

REGISTERED OFFICE AND GROUP HEAD OFFICE
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com

Published by HSBC Holdings plc, London

Designed by Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, Hong Kong

Printed by Lake County Press, Inc., Waukegan, Illinois, USA, on Criterion paper using vegetable oil-based inks. Made in the USA, the paper comprises 40% to 60% pre-consumer waste and the balance is virgin fibre. Pulps used are elemental chlorine-free.

HSBC Holdings plc
8 Canada Square
London E14 5HQ
United Kingdom
Telephone: 44 020 7991 8888
Facsimile: 44 020 7992 4880

Web: www.hsbc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By: /s/ P A Stafford

Name: P A Stafford
Title: Assistant Group Secretary

Date: 5th August 2004